As filed with the Securities and Exchange Commission on May 12, 2010

Registration No. 333-164916

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hudson Pacific Properties, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

11601 Wilshire Blvd., Suite 1600, Los Angeles, California 90025

(310) 445-5700

(Address, Including Zip Code and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

Victor J. Coleman

Chief Executive Officer

Hudson Pacific Properties, Inc.

11601 Wilshire Blvd., Suite 1600, Los Angeles, California 90025

(310) 445-5700

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Julian T.H. Kleindorfer, Esq. Bradley A. Helms, Esq. Latham & Watkins LLP 355 South Grand Ave. Los Angeles, California 90071 (213) 485-1234	David W. Bonser, Esq. Samantha S. Gallagher, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, D.C. 20004 (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated                     , 2010

PROSPECTUS

            Shares

Common Stock

This is the initial public offering of Hudson Pacific Properties, Inc. We are selling              shares of our common stock.

We currently expect the initial public offering price of our common stock to be between $            and $            per share. Currently, no public market exists for our shares. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “HPP,” subject to official notice of issuance. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust for federal income tax purposes commencing with our taxable year ending December 31, 2010.

As described herein, concurrently with this offering, we will complete the formation transactions, pursuant to which we will acquire from Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively, investment funds affiliated with Farallon Capital Management, L.L.C., and an investment vehicle whose general partner is owned by investment funds managed by Morgan Stanley, all of the interests in our historical operating companies and entities that own our initial properties, in exchange for cash, shares of our common stock, common units and/or series A preferred units of partnership interest in our operating partnership. In addition, concurrently with the completion of this offering, Victor J. Coleman and certain investment funds affiliated with Farallon Capital Management, L.L.C. will purchase $20.0 million in shares of common stock at a price per share equal to the initial public offering price and without payment by us of any underwriting discount or commission. Upon completion of this offering, the concurrent private placement and the formation transactions, funds affiliated with or managed by Farallon Capital Management, L.L.C., together with our directors and executive officers, will beneficially own an approximate     % interest in our company on a fully diluted basis. We will use a portion of the net proceeds from this offering to pay the cash consideration due in the formation transactions.

See “Risk Factors” beginning on page 21 of this prospectus for certain risks relevant to an investment in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to              additional shares of our common stock from us, at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock sold in this offering will be ready for delivery on or about                     , 2010.

BofA Merrill Lynch	Barclays Capital	Morgan Stanley

Wells Fargo Securities	BMO Capital Markets	Key Banc Capital Markets

The date of this prospectus is                     , 2010

You should rely only on the information contained in this prospectus, or in any free writing prospectus prepared by us, or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates that are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Industry Background and Market Opportunity” and “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm. We have paid RCG a fee of $40,000 for such services. Such information is included in this prospectus in reliance on RCG’s authority as an expert on such matters. See “Experts.” In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. Any forecasts prepared by RCG are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice.

i

This prospectus includes certain information regarding total return to investors achieved by Arden Realty, Inc. during the period in which Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively, served as President and Chief Operating Officer and Senior Vice President and Chief Investment Officer, respectively, of Arden Realty, Inc. The information regarding total return is not a guarantee or prediction of the returns that we may achieve in the future, and we can offer no assurance that we will replicate these returns.

This prospectus makes reference to the “percent leased” of the properties that will make up our initial portfolio. We calculate percent leased as (i) square feet under lease for which rent has commenced, divided by (ii) total square feet, expressed as a percentage.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” as well as our historical and pro forma financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context suggests otherwise, references in this prospectus to “we,” “our,” “us” and “our company” are to Hudson Pacific Properties, Inc., a Maryland corporation, together with its consolidated subsidiaries after giving effect to the formation transactions described in this prospectus, including Hudson Pacific Properties, L.P., a Maryland limited partnership of which we are the sole general partner and which we refer to in this prospectus as our operating partnership. Our promoters are Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. Unless otherwise indicated, the information contained in this prospectus is as of March 31, 2010 and assumes (1) that the underwriters’ overallotment option is not exercised, (2) the consummation of the concurrent private placement of $20.0 million of common stock to Victor J. Coleman and funds affiliated with Farallon Capital Management, L.L.C., (3) the consummation of the formation transactions described in this prospectus, including our acquisition of the Del Amo Office property, the timing and completion of which is uncertain, (4) the common stock to be sold in this offering is sold at $             per share, which is the mid-point of the range indicated on the front cover of this prospectus, and (5) the initial value of the common units of partnership interest in our operating partnership, or common units, to be issued in the concurrent private placement and formation transactions is equal to the public offering price of our common stock as set forth on the front cover of this prospectus.

Hudson Pacific Properties, Inc.

We are a full-service, vertically integrated real estate company focused on owning, operating and acquiring high-quality office properties in select growth markets primarily in Northern and Southern California. Our investment strategy is focused on high barrier-to-entry, in-fill locations with favorable, long-term supply-demand characteristics. These markets include Los Angeles, Orange County, San Diego, San Francisco, Silicon Valley and the East Bay, which we refer to as our target markets. Upon the consummation of this offering and the formation transactions, we will own eight properties totaling approximately 2.0 million square feet, strategically located in many of our target markets.

We were formed as a Maryland corporation in 2009 to succeed the business of Hudson Capital, LLC, a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. Mr. Coleman co-founded Arden Realty, Inc., or Arden, in 1990 and served as President, Chief Operating Officer and Director after taking the company public on the New York Stock Exchange in 1996. Arden was a publicly traded real estate investment trust, or REIT, engaged in owning, acquiring, managing, leasing, developing and renovating office properties located in Southern California. Mr. Stern, while serving as Senior Vice President and Chief Investment Officer at Arden, was responsible, together with other Arden personnel, for all acquisition, disposition, development and new investment activities. As senior members of Arden’s management team, Messrs. Coleman and Stern were instrumental in helping Arden become one of the largest owners of office properties in Southern California.

We believe current events in the financial markets, the credit crisis and the scarcity of available capital for commercial real estate have created significant market dislocation, thereby fostering a favorable acquisition environment. We have access to and are actively pursuing a pipeline of potential acquisitions consistent with our investment strategy. We believe Mr. Coleman’s and Mr. Stern’s successful history of operating a publicly traded real estate company, significant expertise in operating in the California office sector and extensive, long-term relationships with real estate owners, developers and lenders, coupled with our conservative capital structure and access to capital, will allow us to capitalize on the current market opportunity.

We plan to focus our investment strategy on office properties located in submarkets with growth potential as well as on underperforming properties that provide opportunities to implement a value-add strategy to increase occupancy rates and cash flow. This strategy includes active management, aggressive leasing efforts, focused capital improvement programs, the reduction and containment of operating costs and an emphasis on tenant satisfaction. We believe our senior management team’s experience in the California office sector will position us to improve cash flow in our initial portfolio, as well as any newly acquired properties, as the California economy and the real estate markets begin to recover.

Upon consummation of this offering, the concurrent private placement and the formation transactions, our initial portfolio will consist of six office properties totaling approximately 1.2 million square feet, which were approximately 79.1% leased as of March 31, 2010 (or 85.7% giving effect to leases signed but not commenced as of that date), and two state-of-the-art media and entertainment properties comprising 544,763 square feet of office and support space and approximately 312,669 square feet of sound-stage production facilities. We also own 1.85 acres of undeveloped land adjacent to our media and entertainment properties, which, together with redevelopment opportunities at our media and entertainment properties, could support over one million square feet of additional office and support space. Our properties are concentrated in premier submarkets that have high barriers to entry with limited supply of land, high construction costs and rigorous entitlement processes.

Our initial portfolio consists of assets contributed by entities owned by Hudson Capital, LLC; investment funds affiliated with Farallon Capital Management, L.L.C., or Farallon, which we refer to as the Farallon Funds; an investment vehicle whose general partner is owned by investment funds managed by Morgan Stanley, which we refer to as the Morgan Stanley Investment Partnership; and third parties. We believe our long-standing relationships with our contributors, as well as with other real estate companies, financial institutions and local operators, will enhance our access to capital and ability to source leasing and acquisition opportunities. In addition, we expect our tenant relationships with leading media, entertainment, professional and financial services firms, such as NBC/Universal, CBS Studios, ABC Studios, 20th Century Fox, Technicolor Creative Services USA, Inc., or Technicolor, Saatchi & Saatchi North America, Inc., or Saatchi & Saatchi, Bank of America Merrill Lynch and U.S. Bank will allow us to maintain above average occupancy levels as compared to others in our target markets.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes, commencing with our taxable year ending December 31, 2010. We will conduct substantially all of our business through our operating partnership, of which we will serve as the sole general partner and own approximately     % of the common units.

Industry Background and Market Opportunity

Overview

We believe the current dislocation in the real estate markets caused by the “credit crunch” and subsequent recession presents an attractive investment environment for well-capitalized buyers with solid operating expertise and strong industry relationships due to the following factors identified by RCG:

•

First, upcoming debt maturities and poor property performance will force undercapitalized owners to sell over-leveraged assets in order to pay down their debt and to avoid significant, future property-level capital expenditures.

•

Second, weak operating fundamentals on over-leveraged assets will result in asset-level operating distress. Accordingly, a growing number of owners who are unable to satisfy their debt service obligations and repay upcoming debt maturities will likely force lenders to foreclose on properties. We believe lenders will seek to sell these real estate assets quickly following transfer of title.

•

Third, competition for real estate acquisitions has diminished as many prospective buyers have exited the market due to capital constraints and/or a focus on managing legacy assets. Also, many investment funds that were responsible for a disproportionate share of acquisition activity in the 2003-2007 period are now seeking liquidity as the lives of their investment vehicles expire.

California Opportunity

We believe that California’s dynamic, diversified and cyclical economy, coupled with the current weakness in the California real estate market will create attractive opportunities to acquire properties at significant discounts to intrinsic value. According to RCG, California had the highest number of distressed properties of any state in September 2009. Furthermore, RCG expects the number of distressed assets for sale to peak in 2010, with opportunities persisting for the next several years. While California is currently experiencing weak economic conditions, RCG believes that its economy is well positioned over the long term to outpace the national economy given its mix of innovative industries and strong demographics. The strengthening economy will in turn positively impact the demand for office space, real estate market fundamentals and, ultimately, real estate valuations. Improved real estate market conditions will also be supported by a limited supply of new commercial real estate, which is constrained in California due to limited availability of land, restrictive local entitlement processes and high building costs. We believe we are well positioned to capitalize on this opportunity due to our management team’s strong industry relationships and our existing presence in many of California’s major markets.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners and operators of office properties and will enable us to capitalize on the general dislocation in the real estate market to successfully expand and operate our portfolio.

•

Experienced Management Team with a Proven Track Record of Acquiring and Operating Assets and Managing a Public Office REIT. Our senior management team, led by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively, has an average of over 20 years of experience in owning, acquiring, developing, operating, financing and selling office properties in California. While working together at Arden, they helped the company grow significantly from its initial public offering in October 1996 to its eventual sale to GE Real Estate, a division of General Electric Capital Corporation, in 2006, near the peak of the real estate market.

•

Committed and Incentivized Management Team. Our senior management team will be dedicated to our successful operation and growth, with no real estate business interests outside of our company. Additionally, upon completion of this offering and consummation of the concurrent private placement and the formation transactions, our senior management team will own approximately     % of our common stock on a fully diluted basis, thereby aligning management’s interests with those of our stockholders.

•

California Focus with Local and Regional Expertise. We will primarily focus on acquiring and managing office properties in both Northern and Southern California, both regions that we believe are well positioned for strong economic recoveries. Additionally, our senior executives have focused their entire real estate careers in California, providing us with a deep knowledge of the major California real estate markets and the local and regional industry participants.

•

Long-Standing Relationships that Provide Access to an Extensive Pipeline of Investment and Leasing Opportunities. We believe our experience, in-depth market knowledge and extensive network of long-standing relationships with real estate developers, real estate owners, national and regional lenders, brokers, tenants and other market participants will drive our ability to identify and capitalize on attractive acquisition opportunities and enhance our leasing efforts. For example, we believe our relationships with two leading investment management firms, Farallon and Morgan Stanley, will provide us with critical market intelligence, an ongoing acquisition pipeline and potential joint venture partners.

•

Growth Oriented, Flexible and Conservative Capital Structure. We believe our flexible and conservative capital structure provides us with an advantage over many of our private and public competitors. Upon completion of this offering, we will have no legacy balance sheet issues and limited near-term maturities, which will allow management to focus on our business and growth strategies rather than balance sheet repair. In addition, we will have an initial debt-to-market capitalization ratio of approximately     %, which is substantially lower than many of our office REIT peers.

•

Irreplaceable Media and Entertainment Assets in a Premier California Submarket. Our Sunset Gower and Sunset Bronson media and entertainment properties are located on Sunset Boulevard, just off of the Hollywood Freeway, in the heart of Hollywood, and serve as important facilities for major film and television companies. We believe these assets will remain critical to the media and entertainment business, one of Los Angeles’s most important industries, due to their attractive location, a limited supply of developable land and the extensive knowledge required to develop and operate such facilities.

Business and Growth Strategies

Our primary business objectives are to increase operating cash flows, generate long-term growth and maximize stockholder value. Specifically, we intend to pursue the following strategies to achieve these objectives:

•

Pursue Acquisitions of Distressed or Underperforming Office Properties. We intend to capitalize on the attractive investment environment by acquiring properties at meaningful discounts to our estimates of their intrinsic value. Additionally, we intend to acquire properties or portfolios that are distressed due to near-term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. We believe that our extensive relationships coupled with our strong balance sheet and access to capital will allow us capitalize on value-add opportunities.

•

Focus on High Barrier-to-Entry Markets. We will target in-fill, suburban markets and central business districts primarily in California. These markets have historically had favorable long-term supply/demand characteristics and significant institutional ownership of real estate, which we believe have helped support real estate fundamentals and valuations over the long term. We believe that these factors will help preserve our capital during periods of economic decline and generate above average returns during periods of economic recovery and growth.

•

Proactive Asset and Property Management. We intend to actively manage our portfolio, employ aggressive leasing strategies and leverage our existing tenant relationships to increase the occupancy rates at our properties, attract higher quality tenants and maximize tenant retention rates. In addition, we have targeted ways to further improve net operating income through controlling or reducing operating costs.

•

Repositioning and Development of Properties. We intend to leverage our real estate expertise to reposition and redevelop our existing properties, as well as properties that we acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital. We believe our media and entertainment properties and undeveloped land offer significant growth potential, with over one million square feet of possible incremental development and redevelopment space.

•

Value Creation Through Capital Recycling Program. We intend to pursue an efficient asset allocation strategy that maximizes the value of our investments by selectively disposing of properties whose returns appear to have been maximized and redeploying capital into acquisition, development and redevelopment opportunities with higher return prospects, in each case in a manner that is consistent with our qualification as a REIT.

Summary Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 21 of this prospectus prior to deciding whether to invest in our common stock. Some of these risks include:

•	All of our properties are located in California, and we therefore are dependent on the California economy and are susceptible to adverse local regulations and natural disasters affecting California.

•	We derive a significant portion of our annualized rent from tenants in the media and entertainment industry, which makes us particularly susceptible to demand for rental space in that industry.

•

Upon completion of this offering, the concurrent private placement and the formation transactions, the Farallon Funds will own an approximate     % beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company.

•	The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.

•	We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.

•	We expect to have approximately $94.3 million of indebtedness outstanding following this offering, which may expose us to interest rate fluctuations and the risk of default under our debt obligations.

•

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

•	We have a limited operating history and may not be able to operate our business successfully or implement our business strategies as described in this prospectus.

•	We have no operating history as a REIT or a publicly traded company and may not be able to successfully operate as a REIT or a publicly traded company.

•	We may be unable to renew leases, lease vacant space or re-let space as leases expire.

•	Our success depends on key personnel whose continued service is not guaranteed.

•

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

•	Failure to qualify as a REIT would have significant adverse consequences to us and the value of our common stock.

•	There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

•	We may be unable to make distributions at expected levels.

Our Properties

Our Initial Portfolio

Upon completion of this offering and consummation of the formation transactions, we will own eight properties located in six California submarkets, containing a total of approximately 2.0 million square feet, which we refer to as our initial portfolio. The following table presents an overview of our initial portfolio, based on information as of March 31, 2010.

Property	City	Year Built/ Renovated	Square Feet(1)	Percent Leased(2)		Annualized/ Annual Rent(3)	Annualized/ Annual Rent Per Leased Square Foot(4)

OFFICE PROPERTIES

Operating Properties
City Plaza	Orange	1969/99	333,922	92.1	%(5)	$7,779,694	$25.30
First Financial	Encino (LA)	1986	222,423	89.4		6,661,152	33.48
Del Amo Office(6)	Torrance	1986	113,000	100.0		3,069,070	27.16
Technicolor Building	Hollywood (LA)	2008	114,958	100.0		5,231,052	45.50
Tierrasanta	San Diego	1985	104,234	96.8		2,346,562	23.25

Total/Weighted Average Operating Properties:			888,537	94.0%		$25,087,529	$30.04

Redevelopment Properties
875 Howard Street(7) (8)	San Francisco	Various	286,270	33.0%		1,181,699	12.50

Total/Weighted Average Office Properties:			1,174,807	79.1	% (9)	$26,269,228	$28.25

MEDIA & ENTERTAINMENT PROPERTIES
Sunset Gower	Hollywood (LA)	Various	543,709	66.1		10,818,963	30.12
Sunset Bronson	Hollywood (LA)	Various	313,723	68.4		10,380,340	48.36

Total/Weighted Average Media & Entertainment Properties:			857,432	66.9		21,199,303	36.95

LAND
Sunset Bronson—Lot A	Hollywood (LA)	N/A	273,913
Sunset Bronson—Redevelopment	Hollywood (LA)	N/A	389,740
Sunset Gower—Redevelopment	Hollywood (LA)	N/A	423,396
City Plaza	Orange	N/A	360,000

Total Land Assets:			1,447,049

Portfolio Total:			3,479,288

(1)	Square footage for office and media and entertainment properties has been determined by management based upon estimated leaseable square feet, which may be less or more than the Building Owners and Managers Association, or BOMA, rentable area. Square footage may change over time due to remeasurement or releasing. Square footage for land assets represents management’s estimate of developable square feet, the majority of which remains subject to receipt of entitlement approvals that have not yet been obtained.
(2)

Percent leased for office properties is calculated as (i) square footage under commenced leases as of March 31, 2010, divided by (ii) total square feet, expressed as a percentage. Percent leased for media and entertainment properties is the average percent leased for the 12 months ended March 31, 2010. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.
(3)	We present rent data for office properties on an annualized basis, and for media and entertainment properties on an annual basis. Annualized rent for office properties is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. Total abatements with respect to the office properties for leases in effect as of March 31, 2010 for the 12 months ending March 31, 2011 are $2,477,792. Annualized rent data for our office properties is as of March 31, 2010 and does not reflect scheduled lease expirations for the 12 months ending March 31, 2011. For lease expiration data, see “Business and Properties—Lease Expirations of Office Portfolio.” Annual rent for media and entertainment properties reflects actual rent for the 12 months ended March 31, 2010. For our non-gross leases, annualized rent is converted to gross by adding expense reimbursements to base rent where such expense reimbursements are known (as in the case of the Technicolor Building) and, where tenant pays such expenses directly, by adding broker- or owner-estimated expenses to base rent.
(4)	Annualized rent per leased square foot for the office properties is calculated as (i) annualized rent divided by (ii) square footage under lease as of March 31, 2010. Annual rent per leased square foot for the media and entertainment properties is calculated as (i) actual rent for the 12 months ended March 31, 2010, divided by (ii) average square feet under lease for the 12 months ended March 31, 2010.
(5)	Does not include 3,531 square feet that will be leased to our subsidiary for property management offices.
(6)	Our acquisition of this property is subject to closing conditions that may not be in our control. See “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.”
(7)	875 Howard Street consists of two buildings, a retail building of approximately 95,000 square feet that is 100% leased and an office building of approximately 191,000 square feet that underwent redevelopment, which was completed on April 1, 2010.
(8)	As of March 31, 2010, we had entered into two leases with respect to our 875 Howard Street property that had not commenced as of March 31, 2010. The following table sets forth certain data with respect to the uncommenced leases.

	Uncommenced Leases
Property	Leased Square Feet Under Uncommenced Leases(a)	Annualized Rent Under Uncommenced Leases(b)		Annualized Rent Per Leased Square Foot Under Uncommenced Leases(c)
875 Howard Street	76,873	$2,177,862	(d)	$28.33

(a)	One of the uncommenced leases commenced on April 1, 2010 and the other commences on December 31, 2010. See “Business and Properties—Uncommenced Leases.”
(b)	Annualized rent under uncommenced leases is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the first full month under the respective uncommenced leases, by (ii) 12. Total abatements under uncommenced leases entered into as of March 31, 2010 for the 12 months ending March 31, 2011 are $1,131,894.
(c)	Annualized rent per leased square foot under uncommenced leases is calculated as (i) annualized rent under uncommenced leases, divided by (ii) leased square feet under uncommenced leases.
(d)	The uncommenced leases for the 875 Howard Street property are net of janitorial costs and utilities, and annualized rent for such leases has been converted to gross by adding the owner’s estimate of expenses to base rent.
(9)	After giving effect to uncommenced leases signed as of March 31, 2010, the total percent leased for office properties would have been 85.7% as of March 31, 2010.

Structure and Formation of Our Company

Our Operating Entities

Our Operating Partnership

Following the completion of this offering and the formation transactions, our operating partnership will, directly or indirectly through its wholly owned subsidiaries, hold substantially all of our assets and conduct substantially all of our operations. We will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully under “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.”

Our Services Company

As part of the formation transactions, we formed Hudson Pacific Services, Inc., a Maryland corporation that is wholly owned by our operating partnership and that we refer to as our services company. We will elect with our services company to treat it as a taxable REIT subsidiary for federal income tax purposes. Our services company generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT.

Formation Transactions

Each property that will be owned by us, directly by our operating partnership or indirectly by one of its wholly owned subsidiaries, upon the completion of this offering is currently owned by a partnership or limited liability company, or property entity, in which Hudson Capital, LLC, the Farallon Funds, the Morgan Stanley Investment Partnership and/or other third parties own a direct or indirect interest. Pursuant to the formation transactions described below, the following have occurred or will occur concurrently with or prior to the completion of this offering. All monetary amounts are based on the mid-point of the range set forth on the cover page of this prospectus.

•

Hudson Pacific Properties, Inc. was formed as a Maryland corporation on November 9, 2009. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2010.

•	Our operating partnership was formed as a Maryland limited partnership on January 15, 2010.

•	Our services company was formed as a Maryland corporation on February 12, 2010. We will elect with our services company to treat it as a taxable REIT subsidiary for federal income tax purposes.

•

We will sell          shares of our common stock in this offering and          additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for common units.

•

Pursuant to separate contribution agreements, each dated as of February 15, 2010, our operating partnership will, directly or indirectly through its wholly owned subsidiaries, acquire a 100% ownership interest in the entities that own all of our initial properties (other than the Del Amo Office property) in exchange for shares of our common stock, common units, series A preferred units and/or cash, as set forth in greater detail below:

•

Victor J. Coleman and Howard S. Stern will contribute to our operating partnership their entire interests in Hudson Capital, LLC in exchange for (i) common units with a value of $9.0 million and (ii) an additional              common units, subject to prorations. Hudson Capital, LLC owns (i) an approximate 1.6% interest in the property entity that owns the Sunset Gower property and the Technicolor Building, (ii) an approximate 1.0% interest in the property entity that owns the Sunset Bronson property, and (iii) an approximate 0.9% interest in the property entity that owns the City Plaza property, and is the entity through which our predecessor carried on the property management business that we will continue after the consummation of this offering.

•

In exchange for their contribution to our operating partnership of the property entities that own 100% of the First Financial and Tierrasanta properties, the Morgan Stanley Investment Partnership and certain of its limited partners will receive series A preferred units of limited partnership interest in our operating partnership, or series A preferred units, with an aggregate liquidation preference of approximately $12.5 million (before closing costs and prorations), common units with an aggregate value of approximately $3.8 million (before closing costs and prorations) and approximately $7.2 million in cash. In connection with this contribution, our operating partnership will make up to approximately $55.1 million (and, under certain circumstances, up to approximately $70.0 million) of debt available for guarantee by the Morgan Stanley Investment Partnership or certain of its owners, which may assist the Morgan Stanley Investment Partnership or such owners in deferring taxes in connection with the formation transactions. In addition, pursuant to a tax protection agreement, we have agreed to make certain tax indemnity payments if we dispose of any interest with respect to such properties in a taxable transaction during the period from the closing of the offering through certain specified dates ranging from 2017 to 2027.

•

In exchange for the contribution to our operating partnership of (i) their approximate 98.4% interest in the property entity that owns the Sunset Gower property and the Technicolor Building, (ii) their approximate 99.0% interest in the property entity that owns the Sunset Bronson property, (iii) their approximate 99.1% interest in the property entity that owns the City Plaza property, and (iv) their approximate 94.0% interest in the property entity that owns the 875 Howard Street property, the Farallon Funds, as nominees of the contributors, will receive              shares of our common stock and common units, with an aggregate value of $             million, subject to prorations.

•

In exchange for the contribution to our operating partnership of its interests in the entity that owns the 875 Howard Street property, the Farallon Funds, as the nominees of the third party that owns the remaining interests in such entity, will receive common stock and common units with a value of $0.5 million.

•	The current management team of Hudson Capital, LLC will become our executive management team, and the current employees of Hudson Capital, LLC will become our employees.

•

Our operating partnership will use a portion of the net proceeds of this offering and the concurrent private placement to repay (i) in full $115.0 million of mortgage indebtedness secured by the Sunset Gower and Technicolor Building properties and (ii) in full approximately $39.0 million of the mortgage indebtedness secured by the 875 Howard Street property. See “Use of Proceeds.”

•

Each of the contributors in our formation transactions has entered into a contribution agreement, and each other recipient of cash or equity consideration has entered into a representation, warranty and indemnity agreement. These agreements provide for limited representations and warranties by the respective contributors or their nominees regarding the entities and assets being contributed in the formation transactions, and entitle us and our operating partnership to indemnification for breaches of those representations and warranties on a several but not joint basis by each contributor or its nominee, subject to a deductible of 1% of the aggregate total consideration received by them under their respective contribution agreement, and up to a maximum of 10% of their aggregate total consideration under their respective contribution agreement.

In addition, following completion of this offering, our operating partnership or a subsidiary of our operating partnership will acquire, directly or indirectly through a wholly owned subsidiary, a 100% ownership interest in the Del Amo Office property ground subleasehold interest and improvements for $27.5 million (before closing costs and prorations) in cash. The Farallon Funds will receive $             million of this cash in their capacity as indirect owners of the limited partners of the entity that owns the Del Amo Office property ground subleasehold interest and improvements.

The acquisition of the Del Amo Office property is subject to conditions that could prevent or delay our acquisition of the property. See “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.”

Concurrent Private Placement

Concurrently with the completion of this offering, Mr. Coleman and the Farallon Funds will purchase $20.0 million in shares of common stock at a price per share equal to the initial public offering price and without payment by us of any underwriting discount or commission. The proceeds will be contributed to our operating partnership in exchange for common units.

Benefits of the Formation Transactions and Concurrent Private Placement to Related Parties

In connection with this offering, the formation transactions and the concurrent private placement, the Farallon Funds and certain of our executive officers and directors will receive material benefits, including the following. Amounts below are based on the mid-point of the range set forth on the cover page of this prospectus.

Victor J. Coleman

•

Mr. Coleman, our Chairman and Chief Executive Officer, will purchase $2.0 million in shares of our common stock in the concurrent private placement at a price equal to the initial public offering price.

•

In exchange for the contribution of his interest in Hudson Capital, LLC (in which he holds a 65% ownership interest), Mr. Coleman will receive (i) common units with a value of approximately $5.8 million and (ii) an additional              common units. As a result, Mr. Coleman will own         % of our outstanding common stock on a fully diluted basis, or         % on a fully diluted basis if the underwriters’ overallotment option is exercised in full.

•

In connection with Mr. Coleman’s contribution, our operating partnership is obligated to use commercially reasonable efforts to make up to $3.0 million of indebtedness of our operating partnership (or a subsidiary thereof) available to Mr. Coleman and Mr. Stern together for guarantee, which may allow Mr. Coleman to defer the recognition of gain in connection with the formation transactions.

Howard S. Stern

•

In exchange for the contribution of his interest in Hudson Capital, LLC (in which he holds a 35% ownership interest), Mr. Stern, our President and one of our directors, will receive (i) common units with a value of approximately $3.2 million and (ii) an additional              common units. As a result, Mr. Stern will own         % of our outstanding common stock on a fully diluted basis, or         % on a fully diluted basis if the underwriters’ overallotment option is exercised in full.

•

In connection with his contribution, our operating partnership is obligated to use commercially reasonable efforts to make up to $3.0 million of indebtedness of our operating partnership (or a subsidiary thereof) available to Mr. Stern and Mr. Coleman together for guarantee, which may allow Mr. Stern to defer the recognition of gain in connection with the formation transactions.

Richard B. Fried and The Farallon Funds

•	Richard B. Fried, a Managing Member and co-head of the real estate group at Farallon Capital Management, L.L.C., will serve as one of our directors.

•	The Farallon Funds will purchase $18.0 million in shares of our common stock in the concurrent private placement at a price equal to the initial public offering price.

•

In exchange for the contribution by affiliates of the Farallon Funds of their interests in the property entities that own each of the Sunset Gower property, the Technicolor Building, the Sunset Bronson property, the City Plaza property and the 875 Howard Street property, the Farallon Funds will receive (i)              shares of our common stock, (ii)              common units and (iii) $             in cash. As a result, the Farallon Funds will own         % of our outstanding common stock,         % of our outstanding common stock on a fully diluted basis, or         % on a fully diluted basis if the underwriters’ overallotment option is exercised in full. In addition, the Farallon Funds, as nominees of the third party that owns the remaining interests in the 875 Howard Street property, will receive common stock and common units with a value of $0.5 million.

Employment Agreements

We have entered into employment agreements with our executive officers that will become effective as of the closing of this offering, which provide for salary, bonus and other benefits, including accelerated equity vesting upon a change in control and severance upon a termination of employment under certain circumstances. The material terms of the agreements with our named executive officers are described under “Executive Compensation—Narrative Disclosure to Summary Compensation Table” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Indemnification Agreements

We also expect to enter into indemnification agreements with our directors and executive officers at the closing of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors.

Registration Rights Agreement

We have entered into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions or the concurrent private placement, including the

Farallon Funds, the Morgan Stanley Investment Partnership and certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the concurrent private placement, and the resale of the shares of our common stock issued or issuable, at our option, in exchange for common units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act of 1933, as amended, or the Securities Act, to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale. Commencing on the date that is 180 days following completion of this offering, the Farallon Funds have the right, on one occasion, to require us to register shares of our common stock issued in the formation transactions and the concurrent private placement for resale in an underwritten offering registered pursuant to the Securities Act; provided, such registration shall be limited to a number of shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds and their affiliates in the formation transactions and the concurrent private placement. Commencing upon our filing of a resale registration statement not later than 14 months after the date of this offering, under certain circumstances, we are also required to undertake an underwritten offering upon the written request of holders of at least 10% in the aggregate of the securities originally issued in the formation transactions, provided that we are not obligated to effect more than two such underwritten offerings in addition to the demand registration. See “Shares Eligible for Future Sale—Registration Rights.”

Consequences of this Offering, the Concurrent Private Placement and the Formation Transactions

The completion of this offering and the concurrent private placement and formation transactions will have the following consequences. All amounts are based on the mid-point of the range set forth on the cover page of this prospectus.

•

Through our interest in our operating partnership and its wholly owned subsidiaries, we will indirectly own a fee simple or ground subleasehold interest in and operate all of the properties in our initial portfolio.

•	We will indirectly own our services company through our operating partnership, which will own 100% of its common stock.

•	We will be the sole general partner of our operating partnership and will own % of the common units therein, equal to the number of shares of our common stock outstanding.

•

Purchasers of our common stock in this offering will own         % of our outstanding common stock, or         % on a fully diluted basis, assuming the exchange of all outstanding common units for shares of our common stock.

•

The continuing investors, including Messrs. Coleman and Stern, the Farallon Funds and the Morgan Stanley Investment Partnership, that elected to receive common stock or common or series A preferred units in the formation transactions will own         % of our outstanding common stock, or         % on a fully diluted basis, assuming the exchange of all common units for shares of our common stock. If the underwriters’ overallotment option is exercised in full, the continuing investors, including Messrs. Coleman and Stern, the Farallon Funds and the Morgan Stanley Investment Partnership, will own         % of our outstanding common stock, or         % on a fully diluted basis.

•	We expect to have total consolidated indebtedness of approximately $94.3 million.

•

Each common unit owned by us and the limited partners in our operating partnership is intended to have economic rights that are substantially identical to one share of our common stock. The series A preferred units will be entitled to preferential distributions at a rate of 6.25% per annum on the liquidation preference of $25.00 per unit and will be convertible at the option of the holder into common units or redeemable into cash or, at our option, exchangeable for registered shares of common stock, in each case after an initial holding period of not less than three years from the consummation of this offering. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Material Terms of Our Series A Preferred Units” for a description of the conversion and redemption rights of series A preferred units.

The following diagram depicts our expected ownership structure and the expected ownership structure of our operating partnership upon completion of this offering and the formation transactions (assuming no exercise by the underwriters of their overallotment option):

(1)	Reflects shares of our common stock acquired by the Farallon Funds in the concurrent private placement and formation transactions.
(2)	Reflects shares of our common stock with a value of $2.0 million acquired by Victor J. Coleman in the concurrent private placement.
(3)	Reflects approximately $12.5 million (before closing costs and prorations) in liquidation preference of series A preferred units that may be converted into common units commencing three years after the consummation of this offering.
(4)	Our acquisition of this property is subject to closing conditions. See “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.”

Restrictions on Transfer

Under the partnership agreement, unitholders do not have redemption or exchange rights, except under limited circumstances, for a period of 14 months (or three years in the case of series A preferred units), and may not otherwise transfer their units, except under certain limited circumstances, for a period of 14 months from the completion of this offering. After the expiration of this 14-month period, transfers of units by limited partners and their assignees are subject to various conditions, including our right of first refusal, described under “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Transfers and Withdrawals.” In addition, each of our contributors, senior officers and directors has agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the completion of this offering (or, in the case of the Farallon Funds, 365 days; provided, that, commencing on the date that is 180 days after the consummation of this offering, the Farallon Funds may (i) sell shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds in the formation transactions and the concurrent private placement pursuant to a demand registration statement or (ii) distribute such amount of shares to their limited partners, members or stockholders) without the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated.

Restrictions on Ownership of Our Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. We refer to these restrictions as the “ownership limits.” Our charter permits our board of directors, in its sole and absolute discretion, to exempt a person, prospectively or retroactively, from one or both of the ownership limits if, among other limitations, the person’s ownership of our stock in excess of the ownership limits could not cause us to fail to qualify as a REIT. Our board of directors will grant to certain Farallon Funds and certain of their affiliates, which we refer to collectively as the Farallon excepted holders, an exemption from the ownership limits, subject to various conditions and limitations, as described under “Description of Stock—Restrictions on Ownership and Transfer.”

Distribution Policy

We intend to pay cash dividends to holders of our common stock. We intend to pay a pro rata dividend with respect to the period commencing on the completion of this offering and ending             , 2010, based on $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual dividend rate of approximately     %, based on the initial public offering price of $             per share, which is the mid-point of the range set forth on the cover page of this prospectus. We intend to maintain our initial dividend rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. We intend to make dividend distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. Dividends declared by us will be authorized by our board of directors in its sole discretion out of funds legally available for such and will depend upon a number of factors, including restrictions under applicable law and the requirements for our qualification as a REIT for federal income tax purposes. We do not intend to reduce the expected dividend per share if the underwriters’ overallotment option is exercised.

Our Tax Status

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2010. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on our taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 11601 Wilshire Boulevard, Suite 1600, Los Angeles, California 90025. Our telephone number is 310-445-5700. Our website address is www.hudsonpacificproperties.com. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

The Offering

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters’ overallotment option in full).

Common stock to be outstanding after this offering	shares(1)

Common stock and common units to be outstanding after this offering	shares and common units(1) (2)

Use of proceeds	We estimate that the net proceeds of this offering, after deducting underwriting discount and commissions and estimated expenses, will be approximately $ million ($ million if the underwriters exercise their overallotment option in full). The net proceeds we will receive in the concurrent private placement of our common stock will be $20.0 million. We will contribute the net proceeds of the concurrent private placement and this offering to our operating partnership. Our operating partnership intends to use the net proceeds of this offering and the concurrent private placement as follows:

•	$115.0 million to repay in full that certain mortgage indebtedness secured by our Sunset Gower and Technicolor Building properties;

•	approximately $39.0 million to repay in full that certain mortgage indebtedness secured by our 875 Howard Street property;

•	approximately $7.2 million to acquire interests in the First Financial and Tierrasanta properties;

•	approximately $27.5 million to acquire the Del Amo Office property;

•	up to $13.8 million (determined as of March 31, 2010) to fund the build-out and lease-up of the 875 Howard Street property; and

•

the remaining approximately $             million for general working capital purposes, including funding future acquisitions, capital expenditures, tenant improvements, leasing commissions and, potentially, paying dividends.

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 21 and other information included in this prospectus before investing in our common stock.

Proposed New York Stock Exchange symbol	“HPP”

(1)	Includes (a) shares of our common stock to be issued to Victor J. Coleman and the Farallon Funds in the concurrent private placement, (b) shares of restricted stock to be granted to our executive officers and certain other employees concurrently with the completion of this offering, and (c) shares of restricted stock to be granted to our non-employee directors concurrently with the completion of this offering. Excludes (i) shares of our common stock issuable upon the exercise of the underwriters’ overallotment option in full, (ii) shares of common stock issuable upon exchange of our series A preferred units expected to be issued in the formation transactions, with an aggregate liquidation preference of approximately $12.5 million (before closing costs and prorations), which are convertible or redeemable after the third anniversary of this offering, and (iii) shares of our common stock available for issuance in the future under our equity incentive plan.
(2)	Includes common units expected to be issued in the formation transactions, which units may, subject to certain limitations, be redeemed for cash or, at our option, exchanged for shares of common stock on a one-for-one basis.

Summary Selected Financial Data

The following table sets forth summary selected financial and operating data on (i) a pro forma basis for our company and (ii) a combined historical basis for the “Hudson Pacific Predecessor.” The Hudson Pacific Predecessor is comprised of the real estate activity and holdings of the entities that own the following properties being contributed to us in the formation transactions: Sunset Gower; the Technicolor Building; Sunset Bronson; and City Plaza. We have not presented historical information for Hudson Pacific Properties, Inc. because we have not had any corporate activity since our formation other than the issuance of 100 shares of common stock to Victor J. Coleman in connection with our initial capitalization and because we believe that a discussion of the results of Hudson Pacific Properties, Inc. would not be meaningful.

You should read the following summary selected financial data in conjunction with our combined historical consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical combined balance sheet information as of March 31, 2010 of the Hudson Pacific Predecessor and the combined statements of operations for the three months ended March 31, 2010 and 2009 of the Hudson Pacific Predecessor have been derived from the historical unaudited combined financial statements included elsewhere in this prospectus and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods. The historical combined balance sheet information as of December 31, 2009 and 2008 of the Hudson Pacific Predecessor and the combined statements of operations information for each of the periods ended December 31, 2009, 2008 and 2007 of the Hudson Pacific Predecessor have been derived from the historical audited combined financial statements included elsewhere in this prospectus.

Our unaudited summary selected pro forma consolidated financial statements and operating information as of and for the three months ended March 31, 2010 and for the year ended December 31, 2009 assumes completion of this offering, the concurrent private placement and the formation transactions as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The Company (Pro Forma) and the Hudson Pacific Predecessor (Historical)

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Consolidated	Historical Combined		Pro Forma Consolidated	Historical Combined
	2010	2010	2009	2009	2009	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
REVENUES
Rental	$10,961	$7,891	$7,382	$41,392	$28,970	$25,866	$4,215
Tenant recoveries	814	579	674	3,994	2,870	2,293	58
Other property related revenue	1,972	1,653	1,901	8,662	7,419	7,296	2,683
Other	19	19	25	78	78	133	7

Total revenues	13,766	10,142	9,982	54,126	39,337	35,588	6,963
OPERATING EXPENSES
Property operating expenses	5,163	3,995	4,262	17,251	17,691	15,651	2,710
Other property related expense	591	528	401	1,647	1,397	1,689	1,337
General and administrative	1,935	290	302	7,231	1,049	1,023	363
Management fees	30	251	305	120	1,169	1,073	255
Depreciation and amortization	3,748	2,498	2,449	15,650	9,980	6,599	741

Total operating expenses	11,467	7,562	7,719	41,899	31,286	26,035	5,406

Income from operations	2,299	2,580	2,263	12,227	8,051	9,553	1,557
OTHER EXPENSE (INCOME)
Interest expense	2,013	2,052	2,097	8,148	8,352	10,244	3,860
Interest income	(3)	(3)	(3)	(17)	(17)	(45)	(43)
Unrealized loss (gain) on interest rate collar	(207)	(207)	(18)	(410)	(410)	835	—
Loss on sale of lot	—	—	—	—	—	208	—
Other	—	—	90	95	95	21	—

Total other expense (income)	1,803	1,842	2,166	7,816	8,020	11,263	3,817

Net income (loss)	$496	$738	$97	$4,411	$31	$(1,710)	$(2,260)

Less: Income attributable to preferred non-controlling partnership interest	187	—	—	$743	—	—	—
Less: Income attributable to common non-controlling partnership interest	55	—	—	652	—	—	—

Income attributable to the company	$254	—	—	3,016	—	—	—

Balance Sheet Data (at period end):
Investment in real estate, net	$508,158	$352,727	—	—	$353,505	$353,024	—
Total assets	610,359	386,554	—	—	384,615	386,702	—

Notes payable	93,740	152,000	—	—	152,000	152,000	—
Total liabilities	127,359	169,904	—	—	169,686	177,305	—

Preferred non-controlling partnership interest	11,968	—	—	—	—	—	—

Non-controlling partnership interest	83,467	—	—	—	—	—	—
Members’/stockholders’ equity	387,565	216,650	—	—	214,929	209,397	—
Total equity	471,032	216,650	—	—	214,929	209,397	—

Per Share Data:
Pro forma basic earnings per share		—	—		—	—	—
Pro forma diluted earnings per share		—	—		—	—	—
Pro forma weighted average common shares outstanding—basic		—	—		—	—	—
Pro forma weighted average common shares outstanding—diluted		—	—		—	—	—

Other Data:
Pro forma funds from operations(1)	$4,057	—	—	$19,318	—	—	—
Pro forma diluted funds from operations per share		—	—		—	—	—
Cash flows from:
Operating activities	—	$1,927	$1,690	—	$(88)	$19,832	$(4,910)
Investing activities	—	(654)	(1,932)	—	(7,537)	(178,424)	(192,321)
Financing activities	—	983	2,609	—	4,926	163,451	197,327

(1)	We calculate funds from operations before non-controlling interest, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO is defined by NAREIT as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, plus depreciation and amortization of real estate assets (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, therefore, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should not be considered as an alternative to net income available to common stockholders (determined in accordance with GAAP) as an indicator of our financial performance. FFO should not be used as a measure of our liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of our cash needs, including our ability to service indebtedness or make distributions. The following table sets forth a reconciliation of our net income to pro forma FFO before non-controlling interest for the periods presented:

	Pro Forma
	Three Months Ended March 31, 2010	Year Ended December 31, 2009
	(In thousands)	(In thousands)
Net income	$496	$4,411
Adjustments:
Distribution to preferred non-controlling partnership interest	(187)	(743)
Real estate depreciation and amortization	3,748	15,650
Loss on sale of lot, net	—	—

Funds from operations before non-controlling interest	$4,057	$19,318

RISK FACTORS

Investing in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Properties and Our Business

All of our properties are located in California, and we are dependent on the California economy and are susceptible to adverse local regulations and natural disasters affecting California.

All of our properties are located in California, which exposes us to greater economic risks than if we owned a more geographically dispersed portfolio. Further, our properties are concentrated in certain submarkets, exposing us to risks associated with those specific areas. We are susceptible to adverse developments in the California economic and regulatory environment (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in our markets (such as earthquakes and other events). For example, prior to the acquisition of our City Plaza property located in Orange County, California, the area was impacted significantly by the collapse of the subprime mortgage market, which had a material adverse effect on property values, vacancy rates and rents in the area. Had we owned City Plaza at that time, we would have been exposed to those adverse effects, which were more pronounced in Orange County than in other parts of the state and country. We anticipate that we will be exposed to similar risks related to the geographic concentration of our properties in the future. In addition, the State of California continues to suffer from severe budgetary constraints and is regarded as more litigious and more highly regulated and taxed than many other states, all of which may reduce demand for office space in California. Any adverse developments in the economy or real estate market in California, or any decrease in demand for office space resulting from the California regulatory or business environment, could adversely impact our financial condition, results of operations, cash flow and the per share trading price of our common stock. We cannot assure you of the growth of the California economy or of our future growth rate.

We derive a significant portion of our annual rent from tenants in the media and entertainment industry, which makes us particularly susceptible to demand for rental space in that industry.

The Sunset Gower, Sunset Bronson and Technicolor Building properties in our initial portfolio are leased to media and entertainment tenants and a significant portion of our annual rent is derived from tenants in the media and entertainment industry. Consequently, we are susceptible to adverse developments affecting the demand by media and entertainment tenants for office, production, and support space in Southern California and, more specifically, in Hollywood, such as writer, director and actor strikes, industry slowdowns and the relocation of media and entertainment businesses to other locations. Although our Technicolor Building property is principally occupied and suitable for general office purposes, it may require modifications prior to or at the commencement of a lease term if it were to be released to more traditional office users. Although our Sunset Gower and Sunset Bronson properties contain both sound stages and space suitable for office use, they have historically served the entertainment and media industry and will continue to depend on that sector for future tenancy. In addition, our media and entertainment properties tend to be subject to short-term leases of less than one year. As a result, were there to be adverse developments affecting the demand by media and entertainment tenants for office, production, and support space, it could affect the occupancy of our media and entertainment properties more quickly than if we had longer term leases. Any adverse development in the media and entertainment industry could adversely affect our financial condition, results of operations, cash flow and the per share trading price of our common stock.

The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.

We intend to enter into a definitive agreement to acquire the Del Amo Office property and its related ground sublease from the current ground tenant. The acquisition is subject to closing conditions, including consent to the assignment of the ground sublease, which could delay or prevent the acquisition of the property. If we are unable to complete the acquisition of the Del Amo Office property or experience significant delays in executing the acquisition of the property, our revenues will not include the approximately $2.8 million of annualized rent from this property. In addition, we will have no specific designated use for the net proceeds from this offering allocated to the purchase of the property and investors will be unable to evaluate in advance the manner in which we will invest, or the economic merits of the properties we may ultimately acquire with, such proceeds.

The ground sublease for the Del Amo Office property is subject and subordinate to a ground lease, the termination of which could result in a termination of the ground sublease.

The property on which the Del Amo Office building is located is subleased by Del Amo Fashion Center Operating Company, L.L.C., a Delaware limited liability company, or Del Amo, through a long-term ground sublease. The ground sublease is subject and subordinate to the terms of a ground lease between the fee owner of the Del Amo Office property and the sub-landlord under the ground sublease. The fee owner has not granted to the subtenant under the ground sublease any rights of non-disturbance. Accordingly, a termination of the ground lease for any reason, including a rejection thereof by the ground tenant under the ground lease in a bankruptcy proceeding, could result in a termination of the ground sublease. In the event of a termination of the ground sublease, the Company may lose its interest in the Del Amo Office building and may no longer have the right to receive any of the rental income from the Del Amo Office building. In addition, the failure of the Company to have any non-disturbance rights from the fee owner may impair the Company’s ability to obtain financing for the Del Amo Office building.

The Del Amo Office property is not currently located on its own tax parcel, which could result in a tax lien and/or foreclosure of the Del Amo Office property.

The Del Amo Office property is not currently located on its own tax parcel. While we intend to file all necessary documents with the applicable governmental authorities to segregate the real estate tax liability for the Del Amo Office property from the real estate tax liability for the larger tax parcel of which it is a part, if we are unable to segregate such real estate tax liability for the Del Amo Office property from the larger tax parcel, then the failure of the ground tenant under the ground lease or the fee owner to pay real property taxes on the larger tract could result in a tax lien and/or foreclosure of the Del Amo Office property. In the event of a foreclosure of the Del Amo Office property, the Company may lose its interest in the Del Amo Office building and may no longer have the right to receive any of the rental income from the Del Amo Office building. In addition, the failure of the Del Amo Office property to be a separate tax parcel may impair the Company’s ability to obtain financing for the Del Amo Office building.

We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.

Our business strategy involves the acquisition of underperforming office properties. These activities require us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategies. We continue to evaluate the market of available properties and may attempt to acquire properties when strategic opportunities exist. However, we may be unable to acquire any of the properties identified as potential acquisition opportunities under “Business and Properties—Acquisition Pipeline” and elsewhere in this prospectus, or that we may identify in the future. Our ability to acquire properties on favorable terms, or at all, may be exposed to the following significant risks:

•	potential inability to acquire a desired property because of competition from other real estate investors with significant capital, including publicly traded REITs, private equity investors and institutional investment funds, which may be able to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices;

•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

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even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including the satisfactory completion of our due diligence investigations; and

•	we may be unable to finance the acquisition on favorable terms or at all.

If we are unable to finance property acquisitions or acquire properties on favorable terms, or at all, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected. In addition, failure to identify or complete acquisitions of suitable properties could slow our growth.

Our future acquisitions may not yield the returns we expect.

Our future acquisitions and our ability to successfully operate the properties we acquire in such acquisitions may be exposed to the following significant risks:

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•	we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

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we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

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we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

Recently, the credit markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

We expect to have approximately $94.3 million of indebtedness outstanding following this offering, which may expose us to interest rate fluctuations and the risk of default under our debt obligations.

Upon completion of this offering and consummation of the formation transactions, we anticipate that our total consolidated indebtedness will be approximately $94.3 million, of which $37.0 million (or approximately 39.2%) is variable rate debt, and we may incur significant additional debt to finance future acquisition and development activities. Concurrently with the completion of this offering, we expect to enter into a secured credit facility.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the dividends currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a portion of our debt bears interest at variable rates, increases in interest rates could increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

•	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding After this Offering.”

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.

Our secured credit facility will restrict our ability to engage in some business activities.

We anticipate that our secured credit facility will contain customary negative covenants and other financial and operating covenants that, among other things:

•	restrict our ability to incur additional indebtedness;

•	restrict our ability to make certain investments;

•	limit our ability to make capital expenditures;

•	restrict our ability to merge with another company;

•	restrict our ability to make distributions to stockholders; and

•	require us to maintain financial coverage ratios.

These limitations will restrict our ability to engage in some business activities, which could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock. In addition, our secured credit facility may contain specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right to declare a default if we are in default under other loans in some circumstances.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including the current dislocations in the credit markets and general global economic downturn. These current conditions, or similar conditions existing in the future, may adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock as a result of the following potential consequences, among others:

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significant job losses in the financial and professional services industries may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;

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our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;

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reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and

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one or more lenders under our secured credit facility could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

In addition, the economic downturn has adversely affected, and may continue to adversely affect, the businesses of many of our tenants. As a result, we may see increases in bankruptcies of our tenants and increased defaults by tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our business and results of operations.

Failure to hedge effectively against interest rate changes may adversely affect financial condition, results of operations, cash flow and per share trading price of our common stock.

If interest rates increase, then so will the interest costs on our unhedged or partially hedged variable rate debt, which could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our stockholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures. We seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Failure to hedge effectively against interest rate changes may materially adversely affect financial condition, results of operations, cash flow and per share trading price of our common stock. In addition, while such agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 815, Derivative and Hedging.

We have a limited operating history and may not be able to operate our business successfully or implement our business strategies as described in this prospectus.

Upon completion of the offering and consummation of the formation transactions, we will own eight properties located throughout California, containing a total of approximately 2.0 million net rentable square feet. Four of the properties have not been under our management. These properties may have characteristics or deficiencies unknown to us that could affect such properties’ valuation or revenue potential. In addition, there can be no assurance that the operating performance of the properties will not decline under our management. We cannot assure you that we will be able to operate our business successfully or implement our business strategies as described in this prospectus. Furthermore, we can provide no assurance that our senior management team will replicate its success in its previous endeavors, and our investment returns could be substantially lower than the returns achieved by their previous endeavors.

We have no operating history as a REIT or a publicly traded company and may not be able to successfully operate as a REIT or a publicly traded company.

We have no operating history as a REIT or a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the Securities and Exchange Commission, or SEC, and comply with the Sarbanes-Oxley Act of 2002. Upon completion of this offering, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with New York Stock Exchange, or NYSE, listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public company or maintain our qualification as a REIT would have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock. See “—Risks Related to Our Status as a REIT—Failure to qualify as a REIT would have significant adverse consequences to us and the value of our common stock.”

We face significant competition, which may decrease or prevent increases of the occupancy and rental rates of our properties.

We compete with numerous developers, owners and operators of office properties, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below- market renewal options in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected.

We depend on significant tenants, and many of our properties are single-tenant properties or are currently occupied by single tenants.

As of March 31, 2010, the 20 largest tenants in our office portfolio represented approximately 80.1% of the total annualized rent generated by our office properties. The inability of a significant tenant to pay rent or the bankruptcy or insolvency of a significant tenant may adversely affect the income produced by our properties. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease with us. Any claim against such tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease.

Furthermore, Saatchi & Saatchi leases 100% of the Del Amo Office property under the terms of an office lease that permits Saatchi & Saatchi to terminate the lease as to all of the leased premises prior to the stated lease expiration on December 31, 2011, December 31, 2014 and December 31, 2016, in each case upon nine months prior notice and in exchange for payment of an early termination fee estimated to be approximately $5.0 million for 2011, approximately $3.1 million for 2014 and approximately $1.9 million for 2016. As of March 31, 2010, the Saatchi & Saatchi lease comprised approximately 11.7% of our annualized office rent. To the extent that Saatchi & Saatchi exercises its early termination right, our financial condition, results of operations and cash flow will be adversely affected, and we can provide no assurance that we will be able to generate an equivalent amount of net rental revenue by leasing the vacated space to new third party tenants.

Our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected if any of our significant tenants were to become unable to pay their rent or become bankrupt or insolvent.

We may be unable to renew leases, lease vacant space or re-let space as leases expire.

As of March 31, 2010, leases representing 3.1% of the square footage of the office properties in our initial portfolio will expire in the remainder of 2010, and an additional 14.3% of the square footage of the office properties in our initial portfolio was available (taking into account uncommenced leases signed as of March 31, 2010). Furthermore, substantially all of the square footage of the media and entertainment properties in our initial portfolio (other than the KTLA lease of the KTLA building) will expire in the remainder of 2010. We cannot assure you that leases will be renewed or that our properties will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-let a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, causing our financial condition, results of operations, cash flow and per share trading price of our common stock to be adversely affected.

To the extent adverse economic conditions continue in the real estate market and demand for office space remains low, we expect that, upon expiration of leases at our properties, we will be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could cause an adverse effect to our financial condition, results of operations, cash flow and per share trading price of our common stock.

The actual rents we receive for the properties in our initial portfolio may be less than our asking rents, and we may experience lease roll down from time to time.

As a result of various factors, including competitive pricing pressure in our submarkets, adverse conditions in the Northern or Southern California real estate markets, a general economic downturn, such as the current global economic downturn, and the desirability of our properties compared to other properties in our submarkets, we may be unable to realize the asking rents across the properties in our initial portfolio. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain rental rates that are on average comparable to our asking rents across our initial portfolio, then our ability to generate cash flow growth will be negatively impacted. In addition, depending on asking rental rates at any given time as compared to expiring leases in our initial portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

The value we ascribed to the properties and assets to be acquired by us in the formation transactions may exceed the aggregate fair market value of such properties and assets.

We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from certain of our affiliates and from unaffiliated third parties in connection with this offering or the formation transactions, nor any independent third-party valuations or fairness opinions in connection with the formation transactions. The amount of consideration that we will pay is based on management’s estimate of fair market value, including an analysis of market sales comparables, market capitalization rates for other properties and assets and general market conditions for such properties and assets. In certain instances, the amount of consideration we will pay was not negotiated on an arm’s length basis and management’s estimate of fair market value may exceed the appraised fair market value of these properties and assets.

The value of common units and shares of our common stock we will issue as consideration for the properties and assets to be acquired by us in the formation transactions may exceed the aggregate fair market value of such properties and assets.

The value of the common units and shares of our common stock that we will issue as consideration for the properties and assets that we will acquire will increase or decrease if the per share trading price of our common stock increases or decreases. The initial public offering price of our common stock will be determined in consultation with the underwriters. Among the factors that will be considered are our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to our book value of our properties and assets. As a result, the equity consideration to be given in exchange by us for the contribution of properties and other assets in the formation transactions may exceed the fair market value of these properties and assets.

Our success depends on key personnel whose continued service is not guaranteed.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Victor J. Coleman and Howard S. Stern, who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, acquisition and disposition activity. Among the reasons that they are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lose their services, our relationships with such personnel could diminish.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

Potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance.

Upon completion of this offering and consummation of the formation transactions, we will carry commercial property (including earthquake), liability and terrorism coverage on all the properties in our initial portfolio under a blanket insurance policy, in addition to other coverages, such as trademark and pollution coverage, that may be appropriate for certain of our properties. We will select policy specifications and insured limits that we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. However, we will not carry insurance for losses such as loss from riots or war because such coverage is not available or is not available at commercially reasonable rates. Some of our policies, like those covering losses due to terrorism or earthquakes, will be insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses, which could effect certain of our properties that are located in areas particularly susceptible to natural disasters. All of the properties we currently own are located in California, an area especially subject to earthquakes. While we will carry earthquake insurance on our properties, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any such policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. As a result, we may be required to incur significant costs in the event of adverse weather conditions and natural disasters.

If we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future as the costs associated with property and casualty renewals may be higher than anticipated.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements.

We may become subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

In the future we may become subject to litigation, including claims relating to our operations, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which would restrict our ability to dispose of our interest in the joint venture. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, in the current volatile credit market, the refinancing of such debt may require equity capital calls.

If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal controls we may discover material weaknesses or significant deficiencies in our internal controls. As a result of weaknesses that may be identified in our internal controls, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the NYSE. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and the real estate industry.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under “—Risks Related to Our Properties and Our Business,” as well as the following:

•	local oversupply or reduction in demand for office or media and entertainment-related space;

•	adverse changes in financial conditions of buyers, sellers and tenants of properties;

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vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

•	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured or underinsured losses;

•	decreases in the underlying value of our real estate; and

•	changing submarket demographics.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our initial portfolio in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, such as the current economic downturn, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our initial portfolio in response to economic or other conditions promptly or on favorable terms, which may adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

We could incur significant costs related to government regulation and litigation over environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. As a result, we could potentially incur material liability for these issues, which could adversely impact our financial condition, results of operations, cash flow and the per share trading price of our common stock.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials, or ACBM, and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing ACBM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Some of our properties contain ACBM and we could be liable for such damages, fines or penalties, as described below in “Business and Properties—Regulation—Environmental Matters.”

In addition, the properties in our initial portfolio also are subject to various federal, state and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants routinely handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to you or that such costs or other remedial measures will not have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock. If we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

The properties in our initial portfolio are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief. Our failure to obtain such permits, licenses and zoning relief or to comply with applicable laws could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

In addition, federal and state laws and regulations, including laws such as the Americans with Disabilities Act, or ADA, impose further restrictions on our properties and operations. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA. If one or more of the properties in our initial portfolio is not in compliance with the ADA or any other regulatory requirements, we may be required to incur additional costs to bring the property into compliance and we might incur governmental fines or the award of damages to private litigants. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow and per share trading price of our common stock.

We are exposed to risks associated with property development.

We may engage in development and redevelopment activities with respect to certain of our properties. To the extent that we do so, we will be subject to certain risks, including the availability and pricing of financing on favorable terms or at all; construction and/or lease-up delays; cost overruns, including construction costs that exceed our original estimates; contractor and subcontractor disputes, strikes, labor disputes or supply disruptions; failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; and delays with respect to obtaining or the inability to obtain necessary zoning, occupancy, land use and other governmental permits, and changes in zoning and land use laws. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

Risks Related to Our Organizational Structure

Upon completion of this offering, the concurrent private placement and the formation transactions, the Farallon Funds will own an approximate     % beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company.

Upon completion of this offering, the concurrent private placement and the formation transactions, the Farallon Funds will own approximately     % of our outstanding common stock and     % of our outstanding common units, which represent an approximate     % beneficial interest in our company on a fully diluted basis. Consequently, the Farallon Funds may be able to significantly influence the outcome of matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers. In addition, one member of our initial board of directors is a managing member of Farallon. As a result, the Farallon Funds have substantial influence on us and could exercise their influence in a manner that conflicts with the interests of other stockholders.

The series A preferred units that will be issued to some contributors in exchange for the contribution of their properties will have certain preferences, which could limit our ability to pay dividends or other distributions to the holders of our common stock or engage in certain business combinations, recapitalizations or other fundamental changes.

In exchange for the contribution of properties to our initial portfolio pursuant to the formation transactions, some contributors will receive series A preferred units in our operating partnership, which units will have a preference as to distributions and upon liquidation that could limit our ability to pay a dividend or make another distribution to the holders of our common stock. Our series A preferred units are senior to any other class of securities our operating partnership may issue in the future without the consent of the holders of series A preferred units. As a result, we will be unable to issue partnership units in our operating partnership senior to the series A preferred units without the consent of the holders of series A preferred units. Any preferred stock in our company that we issue will be structurally junior to the series A preferred units.

In addition, we may only engage in a fundamental change, including a recapitalization, a merger and a sale of all or substantially all of our assets, as a result of which our common stock ceases to be publicly traded or common units cease to be exchangeable (at our option) for publicly traded shares of our stock, without the consent of holders of series A preferred units if following such transaction we will maintain certain leverage ratios and equity requirements, and pay certain minimum tax distributions to holders of our outstanding series A preferred units. Alternatively, we may redeem all or any portion of the then outstanding series A preferred units for cash (at a price per unit equal to the redemption price). If we choose to redeem the outstanding series A preferred units in connection with a fundamental change, this could reduce the amount of cash available to be paid to holders of our common stock. In addition, these provisions could increase the cost of any such fundamental change transaction, which may discourage a merger, combination or change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company.

Additionally, the partnership agreement provides that we and our directors and officers will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we, or such director or officer acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify us and our directors, officers and employees, officers and employees of the operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful. No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.

Each of Victor J. Coleman, Howard S. Stern and affiliates of the Farallon Funds are parties to contribution agreements with us pursuant to which we have acquired or will acquire interests in our properties and assets. In addition, Messrs. Coleman and Stern are parties to employment agreements with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with members of our senior management and the Farallon Funds, with possible negative impact on stockholders.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in your interest, and as a result may depress the market price of our common stock.

Our charter contains certain ownership limits. Our charter contains various provisions that are intended to preserve our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. In connection with the formation transactions and this offering, our board of directors will grant to the Farallon excepted holders an exemption from the ownership limits, subject to various conditions and limitations. See “Description of Stock—Restrictions on Ownership and Transfer.” The restrictions on ownership and transfer of our stock may:

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discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or

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result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval. Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Stock—Common Stock” and “—Preferred Stock.” As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose fair price and/or supermajority and stockholder voting requirements on these combinations; and

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“control share” provisions that provide that “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt from the business combination provisions of the MGCL, any business combination that is first approved by our disinterested directors and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt in to the control share provisions of the MGCL at any time in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Material Provisions of Maryland Law and of Our Charter and Bylaws.”

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us. Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on units;

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our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners;

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving us under specified circumstances; and

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restrictions on debt levels and equity requirements required pursuant to our series A preferred units, as well as required distributions to holders of series A preferred units of our operating partnership, following certain changes of control of us.

Our charter, bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Removal of Directors,” “—Control Share Acquisitions,” “—Advance Notice of Director Nominations and New Business” and “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.”

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Upon completion of this offering, as permitted by Maryland law, our charter will eliminate the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate our company, and our bylaws will require us, to indemnify our directors and officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited.

Tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions, we will enter into tax protection agreements with certain third-party contributors that provide that if we dispose of any interest with respect to the First Financial or

Tierrasanta properties in a taxable transaction during the period from the closing of the offering through certain specified dates ranging until 2027, we will indemnify the third-party contributors for their tax liabilities attributable to their share of the greater of the built-in gain that exists with respect to such property interest as of the time of this offering and the built-in gain that existed with respect to such property interests when held by the Morgan Stanley Investment Partnership (and, in either case, tax liabilities incurred as a result of the reimbursement payment). Certain contributors’ rights under the tax protection agreement with respect to these properties will, however, expire at various times (depending on the rights of such partner) during the period beginning in 2017 and prior to the expiration, in 2027, of the maximum period for indemnification. The First Financial and Tierrasanta properties represented 34.3% of our initial office portfolio’s annualized rent as of March 31, 2010. We have no present intention to sell or otherwise dispose of the properties or interest therein in taxable transactions during the restriction period. If we were to trigger the tax protection provisions under these agreements, we would be required to pay damages in the amount of the taxes owed by these contributors (plus additional damages in the amount of the taxes incurred as a result of such payment). In addition, although it may otherwise be in our stockholders’ best interest that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations.

Our tax protection agreements may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Our tax protection agreements will provide that during the period from the closing of the offering through certain specified dates ranging from 2017 to 2027, our operating partnership will offer certain holders of units who continue to hold the units received in respect of the formation transactions the opportunity to guarantee debt. If we fail to make such opportunities available, we will be required to indemnify such holders for their tax liabilities resulting from our failure to make such opportunities available to them (and any tax liabilities incurred as a result of the indemnity payment). See “Structure and Formation of Our Company—Benefits of the Formation Transactions and Concurrent Private Placement to Related Parties—Tax Protection Agreement.” We agreed to these provisions in order to assist certain contributors in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

We are a holding company with no direct operations and, as such, we will rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and will conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

After giving effect to this offering, we will own     % of the outstanding common units and we may, in connection with our acquisition of properties or otherwise, issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

We may assume unknown liabilities in connection with our formation transactions.

As part of our formation transactions, we will acquire entities and assets that are subject to existing liabilities, some of which may be unknown or unquantifiable at the time this offering is completed. These liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with our predecessor entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the contributors of our assets, for certain of these liabilities will be limited. There can be no assurance that we will be entitled to any such reimbursement or that ultimately we will be able to recover in respect of such rights for any of these historical liabilities.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our common stock.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2010. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in the prospectus are not binding on the IRS or any court. Therefore, we cannot assure you that we will qualify as a REIT, or that we will remain qualified as such in the future. If we lose our REIT status, we will face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code, or the Treasury Regulations, is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95%

of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, our taxable REIT subsidiaries will be subject to tax as regular corporations in the jurisdictions they operate.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Our ownership of taxable REIT subsidiaries will be limited, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm’s length terms.

We will own an interest in one or more taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis.

A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries), other than those securities includable in the 75% asset test. We anticipate that the aggregate value of the stock and securities of our taxable REIT subsidiaries and other nonqualifying assets will be less than 25% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, we intend to structure our transactions with our taxable REIT subsidiaries to ensure that they are entered into on arm’s length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax discussed above.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are payable in our stock. Under recent IRS guidance, up to 90% of any such taxable dividend with respect to calendar years 2008 through 2011, and in some cases declared as late as December 31, 2012, could be payable in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. For more information on the tax consequences of distributions with respect to our common stock, see “Federal Income Tax Considerations—Federal Income Tax Considerations for Holders of Our Common Stock.” Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, such sales may have an adverse effect on the per share trading price of our common stock.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates has been reduced by legislation to 15% (through the end of 2010). Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results, profitability and ability to execute our business plan. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

Risks Related to this Offering

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. Our common stock has been approved for listing on the NYSE under the symbol “HPP,” subject to official notice of issuance. The initial public offering price of our common stock has been determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

We may be unable to make distributions at expected levels.

Our estimated initial annual distributions represent     % of our estimated initial cash available for distribution for the 12 months ending March 31, 2011 as calculated in “Distribution Policy.” Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares, and thereafter as gain on a sale or exchange of such shares. See “Federal Income Tax Considerations—Federal Income Tax Considerations for Holders of Our Common Stock.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

Victor J. Coleman, Howard S. Stern and the Farallon Funds will receive benefits in connection with this offering, which create a conflict of interest because they have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which the offering and formation transactions are completed.

In connection with this offering and our formation transactions, Victor J. Coleman, Howard S. Stern and the Farallon Funds will own approximately              shares of our common stock and approximately              common units, representing a     % beneficial interest on a fully diluted basis. In addition, the Farallon Funds would receive approximately $             million in cash in connection with our purchase of the Del Amo Office property. These transactions create a conflict of interest because Victor J. Coleman, Howard S. Stern and the Farallon Funds have interests in the successful completion of this offering. These interests may influence their decisions and the decisions of Richard B. Fried, a director of our company and a managing member of Farallon, affecting the terms and circumstances under which this offering and the formation transactions are completed. For more information concerning benefits to be received by Victor J. Coleman, Howard S. Stern and the Farallon Funds in connection with this offering, see “Structure and Formation of Our Company—Benefits of the Formation Transactions and Concurrent Private Placement to Related Parties” and “Certain Relationships and Related Transactions.”

Affiliates of our underwriters will receive benefits in connection with this offering.

The Morgan Stanley Investment Partnership, whose general partner is owned by investment funds managed by an affiliate of Morgan Stanley & Co. Incorporated, one of our underwriters, will contribute properties to us in the formation transactions and therefore will receive benefits from this offering and the formation transactions, specifically cash, common units and series A preferred units, in addition to customary underwriting discounts and commissions. Additionally, we expect that affiliates of our underwriters, including Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Key Banc Capital Markets Inc., will participate as lenders under our proposed $195 million secured credit facility. We expect that, under this facility, an affiliate of Barclays Capital Inc. will act as administrative agent and joint arranger, and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as syndication agent and joint arranger. These transactions create potential conflicts of interest because the underwriters have an interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive. These interests may influence the decision regarding the terms and circumstances under which the offering and formation transactions are completed.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	investor confidence in the stock and bond markets, generally;

•	changes in tax laws;

•	future equity issuances;

•	failure to meet earnings estimates;

•	failure to meet and maintain REIT qualifications;

•	changes in our credit ratings; and

•	general market and economic conditions.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to acquire properties and may reduce the returns on your investment in our common stock.

Prior to the time we have fully invested the net proceeds of this offering, we may fund distributions to our stockholders out of the net proceeds of these offerings, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds of this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder’s tax basis in our common stock.

Differences between the book value of contributed properties and the price paid for shares of common stock in this offering will result in an immediate and material dilution of the book value per share of our common stock.

As of March 31, 2010, the aggregate historical combined net tangible book value of the interests and assets to be transferred to our operating partnership was approximately $199.2 million, or $             per share of our common stock held by continuing investors, assuming the exchange of units into shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering and the formation transactions will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $             per share in the pro forma net tangible book value per share of our common stock.

Market interest rates may have an effect on the value of our common stock.

One of the factors that will influence the price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock.

We are offering              shares of our common stock as described in this prospectus. Upon completion of this offering and consummation of the concurrent private placement and the formation transactions, Messrs. Coleman and Stern and the other third party contributors, together with our directors and management, will beneficially own approximately     % of our outstanding common stock, and the Farallon Funds alone will beneficially own     % of our outstanding common stock on a fully diluted basis. Each of the contributors and our executive officers and directors may sell the shares of our common stock that they acquire in the formation transactions or are granted in connection with the offering at any time following the expiration of the lock-up period for such shares, which expires 180 days after the date of this prospectus (or, in the case of the Farallon Funds, 365 days; provided, that, commencing on the date that is 180 days after the consummation of this offering, the Farallon Funds may (i) sell shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds in the formation transactions and the concurrent private placement pursuant to a demand registration statement or (ii) distribute such amount of shares to their limited partners, members or stockholders), or earlier with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated.

We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per share trading price per share of our common stock. The per share trading price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse or upon the registration of additional shares of our common stock pursuant to registration rights granted in connection with this offering and the concurrent private placement. In particular, we will enter into a registration rights agreement with the Farallon Funds in connection with which we will be obligated to register a number of shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued or issuable to the Farallon Funds pursuant to the formation transactions and the concurrent private placement pursuant to a demand for registration that may be made at any time on or after the date that is 180 days after the consummation of this offering, in addition to other registration rights granted to the Farallon Funds and the various persons receiving shares of our common stock and/or units in the formation transactions. The shares of common stock that may be registered 180 days after the consummation of this offering on behalf of the Farallon Funds, as described above, represent approximately     % of the total number of outstanding shares of our common stock upon completion of this offering. As a result, a substantial number of shares may be sold pursuant to the registration rights granted to the Farallon Funds. The sale of such shares by the Farallon Funds, or the perception that such a sale may occur, could materially and adversely affect the per share trading price of our common stock.

The issuance of substantial numbers of shares of our common stock in the public market, or upon exchange of units, or the perception that such issuances might occur could adversely affect the per share trading price of the shares of our common stock.

The exercise of the underwriters’ overallotment option, the exchange of units for common stock, the exercise of any options or the vesting of any restricted stock granted to certain directors, executive officers and other employees under our equity incentive plan, the issuance of our common stock or units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per share trading price of our common stock, and the existence of units, options, shares of our common stock reserved for issuance as restricted shares of our common stock or upon exchange of units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

Future offerings of debt or equity securities, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the per share trading price of our common stock and diluting their interest in us.

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	adverse economic or real estate developments in our markets;

•	general economic conditions;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	fluctuations in interest rates and increased operating costs;

•	our failure to obtain necessary outside financing;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	lack or insufficient amounts of insurance;

•	decreased rental rates or increased vacancy rates;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to maintain our status as a REIT;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	financial market fluctuations;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	other factors affecting the real estate industry generally.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.”

USE OF PROCEEDS

We are offering shares of our common stock at the anticipated public offering price of $             per share. After deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions, we expect net proceeds from this offering of approximately $            , or approximately $             if the underwriters’ overallotment option is exercised in full. The net proceeds we will receive in the concurrent private placement of our common stock will be $20.0 million. We will contribute the net proceeds of this offering and the concurrent private placement to our operating partnership in exchange for common units, and our operating partnership will use the proceeds as described below:

•

$115.0 million to repay in full mortgage indebtedness (including principal and related accrued interest) secured by our Sunset Gower and Technicolor Building properties, which bears interest at the London Interbank Offered Rate, or LIBOR, plus 3.50% (subject to a cap on the LIBOR portion of the interest rate of 4.75%), and is scheduled to mature on March 15, 2010 (see our combined historical consolidated financial statements and the related notes included elsewhere in this prospectus regarding the current status of the extension of this maturity date);

•

approximately $39.0 million to repay in full mortgage indebtedness (including principal and related accrued interest) secured by the 875 Howard Street property, which bears interest at LIBOR plus 1.75% (subject to a cap on the LIBOR portion of the interest rate of not greater than 6.25%), and is scheduled to mature on February 13, 2011, with a one-year extension option;

•	approximately $7.2 million to acquire interests in the First Financial and Tierrasanta properties;

•	approximately $27.5 million to acquire the Del Amo Office property in connection with the formation transactions; and

•	up to $13.8 million (determined as of March 31, 2010) to fund the build-out and lease-up of the 875 Howard Street property.

We expect to have approximately $             million of remaining unapplied net proceeds upon completion of this offering and the concurrent private placement and consummation of the formation transactions (or $             million if the underwriters’ overallotment option is exercised in full). In addition, to the extent we are unable to consummate the acquisition of the Del Amo Office property, we will have an additional $27.5 million of unapplied net proceeds. Any remaining net proceeds will be used for general working capital purposes, including funding capital expenditures, tenant improvements, leasing commissions, future acquisitions and, potentially, paying dividends. Pending application of cash proceeds, we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

See our pro forma financial statements contained elsewhere in this prospectus.

DISTRIBUTION POLICY

We intend to pay regular quarterly dividends to holders of our common stock. We intend to pay a pro rata initial dividend with respect to the period commencing on the completion of this offering and ending                 , 2010, based on $         per share for a full quarter. On an annualized basis, this would be $         per share (of which we currently estimate         % may represent a return of capital for tax purposes), or an annual distribution rate of approximately         %, based on an estimated initial public offering price at the mid-point of the range set forth on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately         % of estimated cash available for distribution for the 12 months ending March 31, 2011. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending March 31, 2011, which we have calculated based on adjustments to our pro forma net income for the 12 months ended March 31, 2010 (after giving effect to the offering and the formation transactions). This estimate was based on our pro forma operating results and does not take into account our growth strategy, nor does it take into account any unanticipated expenditures we may have to make or any debt we may have to incur. In estimating our cash available for distribution for the 12 months ending March 31, 2011, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than a reserve for recurring capital expenditures, and amounts estimated for leasing commissions and tenant improvements for renewing space. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and we have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with U.S. generally accepted accounting principles, or GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Dividends and other distributions made by us will be authorized by our board of directors in its sole discretion out of funds legally available for distribution to our stockholders and will be dependent upon a number of factors, including restrictions under applicable law, the requirements for our qualification as a REIT for federal income tax purposes and other factors described below. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected dividends per share if the underwriters’ overallotment option is exercised; however, this could require us to pay dividends from net offering proceeds.

We anticipate that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for federal income tax purposes due to the write-off of prepayment fees paid with offering proceeds and non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, we anticipate that a portion of these distributions will represent a return of capital for federal income tax purposes. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits, if any, may vary substantially from year to year. For a discussion of the tax treatment of distributions to holders of our common stock, see “Federal Income Tax Considerations.”

We cannot assure you that our estimated dividends will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements and other factors that could differ materially from our expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make some distributions.

The following table describes our pro forma net income for the 12 months ended March 31, 2010, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending March 31, 2011 (amounts in thousands except share data, per share data, square footage data and percentages):

Pro forma net income for the year ended December 31, 2009		$4,411
Less: Pro forma net income for the three months ended March 31, 2009		(54)
Add: Pro forma net income for the three months ended March 31, 2010		496

Pro forma net income for the 12 months ended March 31, 2010		4,853
Add: pro forma real estate depreciation and amortization		15,284
Add: amortization of trade name intangible		102
Add: non-cash interest expense (1)		1,745
Less: unrealized gain on interest rate collar		(598)
Less: net effect of straight-line rents and above (below) market lease intangible amortization (2)		(3,424)
Add: net increases in contractual rent income for office properties (3)		1,559
Less: net decreases in contractual rent income due to lease expirations for office properties, assuming no renewals (4)		(866)
Add: non-cash compensation expense (5)		1,633

Estimated cash flow from operating activities for the 12 months ending March 31, 2011		$20,288
Estimated cash flows used in investing activities
Less: estimated annual provision for recurring office property tenant improvements and leasing commissions (6)		$(714)
Less: estimated annual provision for recurring office property capital expenditures (7)		(141)
Less: estimated annual provision for recurring media and entertainment property capital expenditures (8)		(1,521)

Total estimated cash flows used in investing activities		(2,376)

Estimated cash available for distribution for the 12 months ending March 31, 2011		$17,912

Our share of estimated cash available for distribution (9)

Distribution to preferred non-controlling partnership interests (10)		$748

Non-controlling partnership interests’ share of estimated cash available for distribution

Total estimated initial annual distribution to stockholders	$

Estimated initial annual distribution per share (11)

Payout ratio based on our share of estimated cash available for distribution (12)

(1)	Includes (i) $494 representing one year of amortization of deferred financing costs associated with the debt on Sunset Bronson, (ii) $810 representing one year of amortization of the $2,429 origination fee associated with the secured credit facility, amortized over a three-year period and (iii) $441 of amortization of the fair value adjustment related to the debt on GLB Encino, LLC and Glenborough Tierrasanta, LLC.
(2)	Represents the conversion of estimated rental revenues on in-place leases for the 12 months ended March 31, 2010 from a GAAP basis to a cash basis of recognition. Includes approximately $(3,334) of straight-line rent adjustment for the office properties. Also includes approximately $(90) of net below market lease intangible amortization for office properties.
(3)	Represents the net increase in contractual rental income net of abatements from existing leases and from new leases and renewals that were not in effect for the full 12 months ended March 31, 2010 or that will go into effect during the 12 months ending March 31, 2011, based upon leases entered into through March 31, 2010.
(4)	Assumes no lease renewals or new leases (other than month-to-month leases) unless a new or renewal lease has been entered into by March 31, 2010.
(5)	Represents non-cash compensation expense related to restricted stock granted to our executive officers and to six non-employee directors, that vests ratably over a three year period.
(6)

Reflects estimated annual provision for tenant improvement costs and leasing commissions for the 12 months ending March 31, 2011 based on the weighted average tenant improvement costs and leasing commissions for renewed and retenanted space at the office properties in our portfolio incurred during the three months ended March 31, 2010 and the years ended December 31, 2009, 2008 and 2007 with respect to First Financial and Tierrasanta, and for the period since our acquisition in 2008 with respect to City Plaza, multiplied by the number of rentable square feet of leased space for which leases expire in First Financial, Tierrasanta and City Plaza during the 12 months ending March 31, 2011. Because the Technicolor Building (which was a build-to-suit project for a single tenant) was placed into service in June 2008, the

875 Howard Street redevelopment has been only recently completed and the Del Amo Office property is under a long-term lease to a single tenant, there are no lease expirations for these properties in the 12 months ending March 31, 2011 and historical data relating to the cost of tenant improvements and leasing commissions for such buildings is not meaningful. The weighted average annual per square foot cost of tenant improvements and leasing commissions at First Financial, Tierrasanta and City Plaza is presented below.

	Year Ended December 31,			Three Months Ended March 31, 2010	Weighted Average January 1, 2007- March 31, 2010
	2007	2008	2009
Average tenant improvement costs and lease commissions per square foot	$16.09	$25.49	$18.43	$2.64	$14.96
Square feet for which leases expire during the 12 months ending March 31, 2011					47,726

Total estimated tenant improvement costs and leasing commissions for the 12 months ending March 31, 2011					$713,970

In connection with the leasing of 875 Howard Street, we expect to incur approximately $13.8 million for tenant improvements and leasing commissions related to first generation tenant improvements and other non-recurring development costs. We plan to fund such expenditures with available proceeds under our proposed secured credit facility or from the proceeds of this offering.

(7)	For the 12 months ending March 31, 2011, the estimated cost of recurring building improvements (excluding costs of tenant improvements) at our office properties is approximately $141 based on the weighted average annual capital expenditures of $0.12 per square foot during the three months ended March 31, 2010 and the years ended December 31, 2009, 2008 and 2007 with respect to First Financial, Tierrasanta and Del Amo Office, and for the period since our acquisition in 2008 with respect to City Plaza, multiplied by 1,174,807 square feet in our office portfolio. Because the Technicolor Building was placed into service in June 2008 and the 875 Howard Street redevelopment has been only recently completed, meaningful historical data relating to the cost of recurring building improvements for such buildings is not available. The following table sets forth certain information regarding historical recurring capital expenditures at First Financial, Tierrasanta, City Plaza and Del Amo through March 31, 2010.

	Year Ended December 31,			Three Months Ended March 31, 2010	Weighted Average January 1, 2007- March 31, 2010
	2007	2008	2009
Recurring capital expenditures	$40,324	$102,934	$150,777	$9,473
Total square feet of office properties	439,657	773,579	773,579	773,579
Recurring capital expenditures per square foot	$0.09	$0.13	$0.19	$0.01	$0.12

(8)	Represents the actual average capital expenditures at our media and entertainment properties for the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, which amount we believe is indicative of the capital expenditures we will incur for the 12 months ending March 31, 2011.
(9)	Our estimated cash available for distribution and estimated initial annual cash distributions to our stockholders is based on an estimated approximate % of outstanding common units in our operating partnership.
(10)	Represents the preferential distributions at a rate of 6.25% per annum on the Series A preferred units with an aggregate liquidation preference of $11,968 (after estimated closing costs and prorations).
(11)	Based on a total of shares of our common stock to be outstanding after this offering, including shares to be sold in this offering.
(12)	Calculated as estimated initial annual distribution per share divided by our share of estimated cash available for distribution per share for the 12 months ending March 31, 2011.

CAPITALIZATION

The following table sets forth the historical combined capitalization of our Hudson Pacific Predecessor as of March 31, 2010 and our pro forma consolidated capitalization as of March 31, 2010, adjusted to give effect to this offering, the concurrent private placement and the formation transactions, and use of the net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2010
	Historical Combined	Pro Forma Consolidated
	(In thousands, except share amounts)
Notes payable and other secured loans(1)	$152,000	$93,740

Preferred non-controlling partnership interest	—

Non-controlling partnership interest	—
Stockholders’ equity:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value per share, 490,000,000 shares authorized, shares issued and outstanding on a pro forma basis(2)	—
Additional paid in capital	—

Members’ equity	216,650	—

Total equity	216,650

Total capitalization	$368,650

(1)	We also expect to enter into a $195,000 secured credit facility, which will be undrawn at the closing of this offering.
(2)	Pro forma common stock outstanding includes (a) shares of our common stock to be issued in this offering and the concurrent private placement, (b) shares of restricted stock to be granted to our executive officers and certain other employees concurrently with the completion of this offering, and (c) shares of restricted stock to be granted to our non-employee directors concurrentley with the completion of this offering, and excludes (i) shares issuable upon exercise of the underwriters’ overallotment option in full, (ii) additional shares of common stock available for future issuance under our stock incentive plan, (iii) shares that may be issued, at our option, upon exchange of common units to be issued in the formation transactions, and (iv) shares of common stock that may be issued pursuant to the terms of the series A preferred units to be issued in connection with the formation transactions, which are convertible into common units based upon the trading price of our common stock at the time of conversion or redeemable for cash or, at our option, exchangeable for registered shares of common stock with a value equal to the redemption price, in each case after the third anniversary of this offering.

DILUTION

Purchasers of shares of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value per share of our common stock from the initial public offering price. As of March 31, 2010, we had a combined net tangible book value of approximately $199.2 million, or $             per share of our common stock held by continuing investors, assuming the exchange of common units into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds,” and the concurrent private placement and the formation transactions, and the deduction of underwriting discounts and commissions and estimated offering and formation expenses, the pro forma net tangible book value as of March 31, 2010 attributable to common stockholders would have been $             million, or $             per share of our common stock. This amount represents an immediate increase in net tangible book value of $             per share to continuing investors and an immediate dilution in pro forma net tangible book value of $             per share to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share
Net tangible book value per share before the concurrent private placement and formation transactions and this offering(1)
Net increase in pro forma net tangible book value per share attributable to the concurrent private placement and formation transactions and this offering
Pro forma net tangible book value per share after the concurrent private placement and formation transactions and this offering (2)

Dilution in pro forma net tangible book value per share to new investors(3)

(1)	Net tangible book value per share of our common stock before the concurrent private placement and formation transactions and this offering is determined by dividing net tangible book value based on March 31, 2010 net book value of the tangible assets (consisting of members’ equity less intangible assets, which are comprised of deferred financing and leasing costs, acquired above market leases net of acquired below-market leases, acquired in place lease value and tradename) of the Hudson Pacific Predecessor by the number of shares of our common stock held by continuing investors after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the common units to be issued in connection with the formation transactions.
(2)	Based on pro forma net tangible book value of approximately $ million divided by the sum of shares of our common stock and common units to be outstanding after this offering, not including (i) shares of our common stock issuable upon exercise of the underwriters’ overallotment option, (ii) shares of common stock that may be issued pursuant to the terms of the series A preferred units to be issued in connection with the formation transactions, which are convertible into common units, based upon the trading price of our common stock at the time of conversion or redeemable for cash or, at our option, exchangeable for registered shares of common stock with a value equal to the redemption price, in each case after the third anniversary of this offering, and (iii) shares of our common stock available for issuance in the future under our equity incentive plan.
(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the concurrent private placement, the formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

SELECTED FINANCIAL DATA

The following table sets forth summary selected financial and operating data on (i) a pro forma basis for our company and (ii) a combined historical basis for the “Hudson Pacific Predecessor.” The Hudson Pacific Predecessor is comprised of the real estate activity and holdings of the entities that own the following properties being contributed to us in the formation transactions: Sunset Gower; the Technicolor Building; Sunset Bronson; and City Plaza. We have not presented historical information for Hudson Pacific Properties, Inc. because we have not had any corporate activity since our formation other than the issuance of 100 shares of common stock to Victor J. Coleman in connection with our initial capitalization and because we believe that a discussion of the results of Hudson Pacific Properties, Inc. would not be meaningful.

You should read the following summary selected financial data in conjunction with our combined historical consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical combined balance sheet information as of March 31, 2010 of the Hudson Pacific Predecessor and the combined statements of operations for the three months ended March 31, 2010 and 2009 of the Hudson Pacific Predecessor have been derived from the historical unaudited combined financial statements included elsewhere in this prospectus and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods. The historical combined balance sheet information as of December 31, 2009 and 2008 of the Hudson Pacific Predecessor and the combined statements of operations information for each of the periods ended December 31, 2009, 2008 and 2007 of the Hudson Pacific Predecessor have been derived from the historical audited combined financial statements included elsewhere in this prospectus.

Our unaudited summary selected pro forma consolidated financial statements and operating information as of and for the three months ended March 31, 2010 and for the year ended December 31, 2009 assumes completion of this offering, the concurrent private placement and the formation transactions as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The Company (Pro Forma) and the Hudson Pacific Predecessor (Historical)

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Consolidated	Historical Combined		Pro Forma Consolidated	Historical Combined
	2010	2010	2009	2009	2009	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
REVENUES
Rental	$10,961	$7,891	$7,382	$41,392	$28,970	$25,866	$4,215
Tenant recoveries	814	579	674	3,994	2,870	2,293	58
Other property related revenue	1,972	1,653	1,901	8,662	7,419	7,296	2,683
Other	19	19	25	78	78	133	7

Total revenues	13,766	10,142	9,982	54,126	39,337	35,588	6,963
OPERATING EXPENSES
Property operating expenses	5,163	3,995	4,262	17,251	17,691	15,651	2,710
Other property related expense	591	528	401	1,647	1,397	1,689	1,337
General and administrative	1,935	290	302	7,231	1,049	1,023	363
Management fees	30	251	305	120	1,169	1,073	255
Depreciation and amortization	3,748	2,498	2,449	15,650	9,980	6,599	741

Total operating expenses	11,467	7,562	7,719	41,899	31,286	26,035	5,406

Income from operations	2,299	2,580	2,263	12,227	8,051	9,553	1,557
OTHER EXPENSE (INCOME)
Interest expense	2,013	2,052	2,097	8,148	8,352	10,244	3,860
Interest income	(3)	(3)	(3)	(17)	(17)	(45)	(43)
Unrealized loss (gain) on interest rate collar	(207)	(207)	(18)	(410)	(410)	835	—
Loss on sale of lot	—	—	—	—	—	208	—
Other	—	—	90	95	95	21	—

Total other expense (income)	1,803	1,842	2,166	7,816	8,020	11,263	3,817

Net income (loss)	$496	$738	$97	$4,411	$31	$(1,710)	$(2,260)

Less: Income attributable to preferred non-controlling partnership interest	187	—	—	$743	—	—	—
Less: Income attributable to common non-controlling partnership interest	55	—	—	652	—	—	—

Income attributable to the company	$254	—	—	3,016	—	—	—

Balance Sheet Data (at period end):
Investment in real estate, net	$508,158	$352,727	—	—	$353,505	$353,024	—
Total assets	610,359	386,554	—	—	384,615	386,702	—

Notes payable	93,740	152,000	—	—	152,000	152,000	—
Total liabilities	127,359	169,904	—	—	169,686	177,305	—

Preferred non-controlling partnership interest	11,968	—	—	—	—	—	—

Non-controlling partnership interest	83,467	—	—	—	—	—	—
Members’/stockholders’ equity	387,565	216,650	—	—	214,929	209,397	—
Total equity	471,032	216,650	—	—	214,929	209,397	—

Per Share Data:
Pro forma basic earnings per share		—	—		—	—	—
Pro forma diluted earnings per share		—	—		—	—	—
Pro forma weighted average common shares outstanding—basic		—	—		—	—	—
Pro forma weighted average common shares outstanding—diluted		—	—		—	—	—

Other Data:
Pro forma funds from operations(1)	$4,057	—	—	$19,318	—	—	—
Pro forma diluted funds from operations per share		—	—		—	—	—
Cash flows from:
Operating activities	—	$1,927	$1,690	—	$(88)	$19,832	$(4,910)
Investing activities	—	(654)	(1,932)	—	(7,537)	(178,424)	(192,321)
Financing activities	—	983	2,609	—	4,926	163,451	197,327

(1)	We calculate funds from operations before non-controlling interest, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO is defined by NAREIT as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, plus depreciation and amortization of real estate assets (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, therefore, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should not be considered as an alternative to net income available to common stockholders (determined in accordance with GAAP) as an indicator of our financial performance. FFO should not be used as a measure of our liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of our cash needs, including our ability to service indebtedness or make distributions. The following table sets forth a reconciliation of our net income to pro forma FFO before non-controlling interest for the periods presented:

	Pro Forma
	Three Months Ended March 31, 2010	Year Ended December 31, 2009
	(In thousands)	(In thousands)
Net income	$496	$4,411
Adjustments:
Distribution to preferred non-controlling partnership interest	(187)	(743)
Real estate depreciation and amortization	3,748	15,650
Loss on sale of lot, net	—	—

Funds from operations before non-controlling interest	$4,057	$19,318

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with selected combined financial data, the audited combined financial statements of the Hudson Pacific Predecessor as of December 31, 2009 and 2008 and for the periods ended December 31, 2009, 2008 and 2007, and the unaudited combined financial statements of the Hudson Pacific Predecessor as of March 31, 2010 and for the three months ended March 31, 2010 and 2009, and related notes thereto, appearing elsewhere in this prospectus. Where appropriate, the following discussion includes analysis of the effects of the concurrent private placement and the formation transactions, certain other transactions and this offering. These effects are reflected in the pro forma combined financial statements located elsewhere in this prospectus. As used in this section, unless the context otherwise requires, “we,” “us,” “our” and “our company” mean the Hudson Pacific Predecessor for the periods presented and Hudson Pacific Properties, Inc. and its consolidated subsidiaries upon consummation of this offering, the concurrent private placement and the formation transactions.

Overview

Our Company

Hudson Pacific Properties, Inc. is a Maryland corporation formed in 2009 to acquire the entities owning various real estate assets and to succeed the business of Hudson Capital, LLC, a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. Hudson Pacific Properties, Inc. has not had any corporate activity since its formation, other than the issuance of 100 shares of its common stock to Victor J. Coleman in connection with the initial capitalization of the company and activities in preparation for this offering, the concurrent private placement and the formation transactions. Accordingly, we believe that a discussion of the results of Hudson Pacific Properties, Inc. would not be meaningful, and we have therefore set forth below a discussion regarding the historical operations of the Hudson Pacific Predecessor only. The Hudson Pacific Predecessor is comprised of the real estate activity and holdings of SGS Realty II, LLC, Sunset Bronson Entertainment Properties, LLC and HFOP City Plaza, LLC, which are a subset of the entities contributing properties to our initial portfolio in the formation transactions. Collectively, these entities own the Sunset Gower, Technicolor Building, Sunset Bronson and City Plaza properties. The Hudson Pacific Predecessor does not include: GLB Encino, LLC, a Delaware limited liability company, which we refer to as the First Financial entity; Glenborough Tierrasanta, LLC, a Delaware limited liability company, which we refer to as the Tierrasanta entity; Del Amo Fashion Center Operating Company, L.L.C., a Delaware limited liability company which we refer to as the Del Amo Office entity; and Howard Street Associates, LLC, a Delaware limited liability company which we refer to as the 875 Howard Street entity; collectively, we refer to these entities as the non-predecessor entities. For periods after consummation of this offering and the formation transactions, our operations will include their operations. We have not included a separate discussion of the financial condition and results of operations of the First Financial entity, the Tierrasanta entity, the Del Amo Office entity or the 875 Howard Street entity because we believe that a discussion of our predecessor is more meaningful for investors. Elsewhere in this prospectus, we have included the audited statements of revenues and certain expenses of the First Financial entity and the Tierrasanta entity for the year ended December 31, 2009, the audited statements of revenues and certain expenses of the 875 Howard Street entity for the periods ended December 31, 2009, 2008 and 2007, and the unaudited statements of revenues and certain expenses for those same entities for the three months ended March 31, 2010 and 2009.

Formation Transactions

Concurrently with this offering, we will complete the formation transactions, pursuant to which we will acquire, through a series of purchase and contribution transactions, the entities that own interests in seven properties in our initial portfolio. We also intend to enter into a definitive agreement to acquire the Del Amo Office property, which acquisition is subject to certain closing conditions, including consent to the assignment of the ground sublease. To acquire the interests in the properties to be included in our initial portfolio from the holders thereof, or the prior investors, we will issue to the prior investors an aggregate of              shares of our

common stock and              common units, approximately $12.5 million in liquidation preference of our series A preferred units (subject to closing costs and prorations), and we will also pay $7.2 million in cash to the Morgan Stanley Investment Partnership, which will be provided from the net proceeds of this offering. In addition, we intend to use approximately $27.5 million in cash in connection with our acquisition of the Del Amo Office property, which is subject to certain closing conditions, see “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.”

Because the Hudson Pacific Predecessor is our predecessor for accounting purposes, any interests contributed by or purchased from the Hudson Pacific Predecessor in the formation transactions will be recorded at historical cost. In addition, we have determined that we are the acquiring entity for accounting purposes and that the contribution of interests in the Hudson Pacific Predecessor and the 875 Howard Street entity is a transaction between entities under common control. As a result, the contribution of interests in the 875 Howard Street entity will be recorded at historical cost. The contribution or acquisition of interests other than those owned by the Hudson Pacific Predecessor and other than the 875 Howard Street entity in the formation transactions will be accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair values of tangible assets acquired are determined on an as-if-vacant basis. The as-if-vacant fair value of tangible assets will be allocated to land, building and improvements, tenant improvements and furniture and fixtures based on our own market knowledge and published market data, including current rental rates, expected downtime to lease up vacant space, tenant improvement construction costs, leasing commissions and recent sales on a per square foot basis for comparable properties in our submarkets. The estimated fair value of intangible assets consisting of acquired in-place at-market leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease this property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to 6-12 months. Above-market and below-market in-place lease values are recorded as an asset or liability based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease for above-market leases and the remaining non-cancelable term plus the term of any below-market fixed rate renewal options for below-market leases. The fair value of the debt assumed was determined using current market interest rates for comparable debt financings.

Upon consummation of this offering and the formation transactions, we expect our operations to be carried on through our operating partnership, which we formed on January 15, 2010, and subsidiaries of our operating partnership, including our taxable REIT subsidiary. Consummation of the formation transactions will enable us to (i) consolidate our asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into our operating partnership; (ii) consolidate the ownership of our initial property portfolio under our operating partnership; (iii) facilitate this offering; and (iv) qualify as a real estate investment trust for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2010. As a result, we expect to be a fully integrated, self-administered and self-managed real estate company (excepting only certain limited third party construction management and leasing arrangements at our 875 Howard Street property), with approximately 60 employees providing substantial in-house expertise in asset management, property management, property development, leasing, tenant improvement construction, acquisitions, repositioning, redevelopment and financing.

Concurrent Private Placement

Concurrently with the completion of this offering, Victor J. Coleman and the Farallon Funds will purchase $20.0 million in shares of common stock at a price per share equal to the initial public offering price and without payment by us of any underwriting discount or commission. The proceeds will be contributed to our operating partnership in exchange for common units.

Secured Revolving Credit Facility

We have obtained commitment letters for a secured credit facility allowing borrowings of up to $195 million. For additional information regarding the secured credit facility, please refer to “—Liquidity and Capital Resources” below.

Revenue Base

Upon consummation of this offering and the formation transactions, we will acquire from our predecessor and the non-predecessor entities an aggregate of eight properties comprised of approximately 1.2 million square feet of office and approximately 857,432 square feet of media and entertainment space. As of March 31, 2010, the office properties to be acquired were approximately 79.1% leased (or 85.7%, giving effect to uncommenced leases), and the average trailing 12-month percent leased of the media and entertainment properties was 66.9%. All of these properties are located in California.

Office Leases. Historically, the Hudson Pacific Predecessor primarily leased its office properties to tenants on a full-service gross or net lease basis, and we expect to continue to do so in the future. A full-service gross lease has a base year expense stop, whereby the tenant pays a stated amount of expenses as part of the rent payment, while future increases (above the base year stop) in property operating expenses are billed to the tenant based on such tenant’s proportionate square footage in the property. The property operating expenses are reflected in operating expenses, but only the increased property operating expenses above the base year stop recovered from tenants are reflected as tenant recoveries in the statements of income. In a net lease, the tenant is responsible for all property taxes and operating expenses. As such, the base rent payment does not include any operating expenses, but rather all such expenses are billed to the tenant. The full amount of the expenses for this lease type is reflected in operating expenses, and the reimbursement is reflected in tenant recoveries. The tenants in City Plaza have full-service gross leases, and the tenant in the Technicolor Building has a net lease.

Media and Entertainment Leases. Historically, the Hudson Pacific Predecessor primarily leased its media and entertainment properties to tenants on a full-service gross or net lease basis, and we expect to continue to do so in the future. Under the full-service gross leases in our media and entertainment properties, the tenant pays a full-service gross rent amount and an additional amount for property related items, which are often required to make effective use of the leased space, such as rental of lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet). Lighting revenue is recognized on a net basis. In a net lease in our media and entertainment properties, the tenant is responsible for all property taxes and operating expenses. As such, the base rent payment does not include any operating expense, but rather all such expenses are billed to the tenant. The full amount of the expenses for this lease type is reflected in operating expenses, and the reimbursement is reflected in tenant recoveries. Expenses associated with provision of lighting rental, equipment rental, parking, power, HVAC and telecommunications (telephone and internet) are reflected in other property-related expense. All of the tenants in Sunset Gower and Sunset Bronson have full-service gross leases, other than KTLA, which has a net lease.

Interest Rate Contracts. Any change in fair value of interest rate contracts of the Hudson Pacific Predecessor was recorded as a gain or loss in the statement of operations because such contracts did not qualify as effective hedges under FASB ASC Topic 815, as discussed in more detail below under “—Interest Rate Risk.”

We intend to enter into or transfer existing interest rate contracts that will effectively hedge in part our variable rate debt from future changes in interest rates. We expect these interest rate contracts to qualify for cash flow hedge accounting treatment under FASB ASC Topic 815, and as such, all future changes in fair value of the new interest rate contracts for periods after this offering will be recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the new or transferred interest rate contracts’ change in fair value is immediately recognized in earnings.

Factors That May Influence Our Operating Results

Business and Strategy. We plan to focus our investment strategy on office properties located in submarkets with growth potential as well as on underperforming properties or portfolios that provide opportunities to implement a value-add strategy to increase occupancy rates and cash flow. Additionally, we intend to acquire properties or portfolios that are distressed due to near-term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. Our strategy also includes active management, aggressive leasing efforts, focused capital improvement programs, the reduction and containment of operating costs and an emphasis on tenant satisfaction, which we believe will minimize turnover costs and improve occupancy.

From the acquisition of our first property in August 2007 through January 2010, we have acquired or developed four real estate properties containing an aggregate 1.3 million net rentable square feet. We intend to pursue acquisitions of additional properties as a key part of our growth strategy, often including properties that may have substantial vacancy, which enables us to increase cash flow through lease-up. We expect to continue to acquire properties subject to existing mortgage financing and other indebtedness or to incur indebtedness in connection with acquiring or refinancing these properties. Debt service on such indebtedness will have a priority over any dividends with respect to our common stock.

Rental Revenue. The amount of net rental revenue generated by the properties in our initial portfolio depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space that becomes available from lease terminations. As of March 31, 2010, the percent leased for the office properties that will comprise our initial portfolio was approximately 79.1% (or 85.7% giving effect to uncommenced leases), and the percent leased for the media and entertainment properties (based on 12-month trailing average) that will comprise our initial portfolio was approximately 66.9%. The amount of rental revenue generated by us also depends on our ability to maintain or increase rental rates at our properties. We believe that the average rental rates for our office properties generally are equal to or slightly above the current average quoted market rate, with the exception of our lease of 94,505 square feet to Burlington Coat Factory at our 875 Howard Street property, which we believe to be substantially below market rates. We believe the average rental rates for our media and entertainment properties are generally equal to current average quoted market rates. Negative trends in one or more of these factors could adversely affect our rental revenue in future periods. Future economic downturns or regional downturns affecting our submarkets or downturns in our tenants’ industries that impair our ability to renew or re-let space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties. In addition, growth in rental revenue will also partially depend on our ability to acquire additional properties that meet our investment criteria.

Conditions in Our Markets. The properties in our initial portfolio are all located in California submarkets. Positive or negative changes in economic or other conditions in California, including the state budgetary shortfall, employment rates, natural hazards and other factors, may impact our overall performance.

Operating Expenses. Our operating expenses generally consist of utilities, property and ad valorem taxes, insurance and site maintenance costs. Increases in these expenses over tenants’ base years are generally passed on to tenants in our full-service gross leased properties and are generally paid in full by tenants in our net lease properties. As a public company, we estimate our annual general and administrative expenses will increase due to increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters, compared to the Hudson Pacific Predecessor’s operations. In addition, we expect the properties in our portfolio to be reassessed after the consummation of this offering. We believe the amount of property taxes we pay in the future will decrease due to the expected downward reassessment of many of our properties following the completion of the formation transactions. Given the uncertainty of the amounts involved, we have not included the impact of any anticipated property tax decrease in our pro forma financial statements.

Taxable REIT Subsidiary. As part of the formation transactions, on February 12, 2010, we formed Hudson Pacific Services, Inc., a Maryland corporation that is wholly owned by our operating partnership and which we refer to as our services company. We will elect, together with our services company, to treat our services company as a taxable REIT subsidiary for federal income tax purposes. Our services company generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT. We anticipate that our services company will provide a number of services to certain tenants at our media and entertainment properties or other properties. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” In addition, our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our services company. We also anticipate that we will lease space to our services company at one or more of our media and entertainment properties. We may form additional taxable REIT subsidiaries in the future. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable), as a regular corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations of the Hudson Pacific Predecessor are based upon their combined financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. We have provided a summary of our significant accounting policies in the notes to the combined financial statements of the Hudson Pacific Predecessor included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial conditions and results of operations. We evaluate these estimates on an ongoing basis, based upon information currently available and on various assumptions that we believe are reasonable as of the date hereof. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our results of operations and financial conditions to those of other companies.

Investment in Real Estate Properties

The properties in our initial portfolio are carried at cost, less accumulated depreciation and amortization. We allocate the cost of an acquisition, including the assumption of liabilities, to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with GAAP. We assess fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

We record acquired “above- and below-” market leases at fair value using discount rates that reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the extended term for any leases with below-market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on management’s evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. In estimating carrying costs, we include estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions and legal and other related costs.

We capitalize direct construction and development costs, including pre-development costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a real estate project. Construction and development costs are capitalized while substantial activities are ongoing to prepare an asset for its intended use. We consider a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year after cessation of major construction activity. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as incurred.

We compute depreciation using the straight-line method over the estimated useful lives of a range of 39 years for building and improvements, 15 years for land improvements, five to seven years for furniture, fixtures and equipment, and over the life of the lease for tenant improvements. Depreciation is discontinued when a property is identified as held for sale. Above- and below-market lease intangibles are amortized primarily to revenue over the remaining non-cancellable lease terms and bargain renewal periods, if any. Other in-place lease intangibles are amortized to expense over the remaining non-cancellable lease term and bargain renewal periods, if any.

Impairment of Long-Lived Assets

We assess the carrying value of real estate assets and related intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. We recognize impairment losses to the extent the carrying amount exceeds the fair value of the properties. Properties held for sale are recorded at the lower of cost or estimated fair value less cost to sell.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks, plus all short term investments with a maturity of three months or less when purchased. We maintain some of our cash in bank deposit accounts, which, at times, may exceed the federally insured limit. No losses have been experienced related to such accounts.

Restricted Cash

Restricted cash consists of amounts held by lenders to provide for future real estate taxes and insurance expenditures, repairs and capital improvements reserves, general and other reserves and security deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are comprised of amounts due for monthly rents and other charges. We maintain an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. We monitor the liquidity and creditworthiness of our tenants and operators on an ongoing basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, our assessment is based on amounts estimated to be recoverable over the term of the lease. At December 31, 2009 and 2008, we believe that the collectability of straight-line rent balances are reasonably assured; accordingly, no allowance was established against straight-line rent receivables. We evaluate the collectability of accounts receivable based on a combination of factors. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and our historical collection experience. We recognize an allowance for doubtful accounts based on the length of time the receivables are past due, the current business environment and our historical experience. Historical experience has been within our expectations.

Revenue Recognition

We recognize rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. For assets acquired subject to leases, we recognize revenue upon acquisition of the asset provided the tenant has taken possession or controls the physical use of the leased asset. If the lease provides for tenant improvements, we determine whether the tenant improvements are owned, for accounting purposes, by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term.

Certain leases provide for additional rents contingent upon a percentage of the tenant’s revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds. Such revenue is recognized only after the contingency has been removed (when the related thresholds are achieved), which may result in the recognition of rental revenue in periods subsequent to when such payments are received.

Other property related revenue is revenue that is derived from the tenants’ use of lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet) at our Sunset Gower and Sunset Bronson properties. Other property related revenue is recognized when these items are provided.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and bear the associated credit risk.

We recognize gains on sales of properties upon the closing of the transaction with the purchaser. Gains on properties sold are recognized using the full accrual method when (i) the collectability of the sales price is reasonably assured, (ii) we are not obligated to perform significant activities after the sale, (iii) the initial investment from the buyer is sufficient and (iv) other profit recognition criteria have been satisfied. Gains on sales of properties may be deferred in whole or in part until the requirements for gain recognition have been met.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the respective loan on the straight-line method, which approximates the effective interest method.

Derivative Financial Instruments

We manage interest rate risk associated with borrowings by entering into interest rate derivative contracts. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value and the changes in fair value are reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income, which is a component of equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

We held one interest rate collar instrument and one interest rate cap instrument for the year ended December 31, 2008. We did not use hedge accounting for these instruments.

Fair Value of Assets and Liabilities

Under GAAP, we measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach, with fair value measurements being classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available, that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from an independent third-party source to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine that the market for a financial instrument owned by us is illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions; (ii) price quotations are not based on current information; (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets); (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability; (v) there is a significant increase in implied liquidity risk premiums, yields or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability; (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread; (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities; and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions; (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant; (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced); and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Results of Operations

The following table identifies each of the properties in our initial portfolio acquired through March 31, 2010 and their date of acquisition.

Acquired Properties	Acquisition/Completion Date	Square Feet
Sunset Gower	08/17/2007	543,709
Sunset Bronson	01/30/2008	313,723
Technicolor Building	06/01/2008	114,958
City Plaza	08/26/2008	333,922

Total		1,306,312

For analytical presentation, all percentages used in this discussion of our results of operations are calculated using the numbers presented in the financial statements contained in this prospectus.

Comparison of the three months ended March 31, 2010 to the three months ended March 31, 2009

Revenue

Total Revenue. Total revenue consists of rental revenue, tenant recoveries, other property related revenue and other revenue. Total revenues remained relatively flat at $10.1 million for the three months ended March 31, 2010 compared to $10.0 million for the three months ended March 31, 2009. The period over period changes in the items that comprise total revenue are attributable primarily to the factors discussed below.

Rental Revenue. Rental revenue includes rental revenues from our office and media and entertainment properties, percentage rent on retail space contained within our properties, and lease termination income. Total rental revenue increased $0.5 million, or 7%, to $7.9 million for the three months ended March 31, 2010 compared to $7.4 million for the three months ended March 31, 2009. The increase in rental revenues was primarily due to higher rental revenues from our Sunset Bronson and City Plaza properties, partially offset by lower rental revenues from our Sunset Gower property.

Tenant Recoveries. Total tenant recoveries decreased $0.1 million, or 14%, to $0.6 million for the three months ended March 31, 2010 compared to $0.7 million for the three months ended March 31, 2009, primarily due to lower property operating expenses for the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Other Property Related Revenue. Other property related revenue is revenue that is derived from the tenants’ rental of lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet). Total other property related revenue decreased $0.2 million, or 13%, to $1.7 million for the three months ended March 31, 2010 compared to $1.9 million for the three months ended March 31, 2009. The decrease was primarily due to a decrease in equipment rental income.

Operating Expenses

Total Operating Expenses. Total operating expenses consist of property operating expenses, as well as general and administrative expenses, other property related expenses, management fees and depreciation and amortization. Total operating expenses decreased by $0.2 million, or 2%, to $7.6 million for the three months ended March 31, 2010 compared to $7.7 million for the three months ended March 31, 2009. This decrease in total operating expenses is attributable primarily to the factors discussed below.

Property Operating Expenses. Property operating expenses decreased $0.3 million, or 6%, to $4.0 million for the three months ended March 31, 2010 compared to $4.3 million for the three months ended March 31, 2009. The decrease in property operating expenses was primarily due to lower operating expenses at our City Plaza property.

Other Property Related Expense. Other property related expense increased $0.1 million, or 32%, to $0.5 million for the three months ended March 31, 2010 compared to $0.4 million for the three months ended March 31, 2009. The increase was primarily due to an increase in third party equipment rental expense.

General and Administrative Expenses. General and administrative expenses remained relatively flat for the three months ended March 31, 2010 compared to the three months ended March 31, 2009. These expenses include accounting, legal and other professional services, office supplies, entertainment, travel, and automobile expenses, telecommunications and computer-related expenses, and other miscellaneous items.

Management Fees. Management fees reflect amounts historically paid to an affiliated external manager and a third party manager. Upon completion of this offering and the formation transactions, we will be internally managed (other than with respect to the 875 Howard Street property), the third party management agreement (other than with respect to the 875 Howard Street property) will be terminated and these management fees will generally be eliminated in consolidation. Management fee expense remained relatively flat for the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Depreciation and Amortization. Depreciation and amortization expense remained relatively flat at $2.5 million for the three months ended March 31, 2010 compared to $2.4 million for the three months ended March 31, 2009.

Other Expense (Income)

Interest Expense. Interest expense remained relatively flat at $2.1 million for the three months ended March 31, 2010 and the three months ended March 31, 2009.

Unrealized Gain on Interest Rate Collar. For the three months ended March 31, 2010, there was unrealized gain on interest rate collar of $(0.2) million. There was a de minimus unrealized loss for the three months ended March 31, 2009.

Net Income

Net income for the three months ended March 31, 2010 was $0.7 million compared to net income of $0.1 million for the three months ended March 31, 2009. The net increase was due to an increase in rental revenues, a decrease in property operating expenses, and an unrealized gain on interest rate collar.

Comparison of year ended December 31, 2009 to year ended December 31, 2008

Revenue

Total Revenue. Total revenue consists of rental revenue, tenant recoveries, other property related revenue and other revenue. Total revenues increased by $3.7 million, or 11%, to $39.3 million for the year ended December 31, 2009 compared to $35.6 million for the year ended December 31, 2008. The increase in total revenue is attributable primarily to the factors discussed below.

Rental Revenue. Rent includes rental revenues from our office and media and entertainment properties, percentage rent on retail space contained within our properties, and lease termination income. Total rental revenue increased by $3.1 million, or 12%, to $29.0 million for the year ended December 31, 2009 compared to $25.9 million for the year ended December 31, 2008. Total rental revenues were primarily impacted by our acquisition activity during 2008 and the completion of the Technicolor Building. First, we acquired City Plaza on August 26, 2008, resulting in the inclusion of four months of operations in the year ended December 31, 2008, compared to 12 months of operations in the year ended December 31 2009. Second, the Technicolor Building was placed into service and the related lease commenced on June 1, 2008, which resulted in the inclusion of seven months of operations in the year ended December 31, 2008, compared to twelve months of operations in the year ended December 31 2009. Third, we acquired the Sunset Bronson property on January 30, 2008, which resulted in the inclusion of 11 months of operations in the year ended December 31, 2008 compared to 12 months of operations in the year ended December 31, 2009. The increase in rental revenues due to the timing of the acquisition and construction activity referred to above was partially offset by a decline in rental revenues at Sunset Bronson due in part to seismic retrofitting and retrofitting of control room facilities with high-definition technology in the year ended December 31, 2009, which caused portions of the property to be unavailable for lease during the retrofitting.

Tenant Recoveries. Total tenant recoveries increased by $0.6 million, or 25%, to $2.9 million for the year ended December 31, 2009 compared to $2.3 million for the year ended December 31, 2008, primarily due to the timing of the acquisition and construction activity referred to above.

Other Property Related Revenue. Other property related revenue is revenue that is derived from the tenants’ rental of lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet). Total other property related revenue increased by $0.1 million, or 2%, to $7.4 million for the year ended December 31, 2009 compared to $7.3 million for the year ended December 31, 2008.

Operating Expenses

Total Operating Expenses. Total operating expenses consist of property operating expenses, as well as general and administrative expenses, other property related expenses, management fees and depreciation and amortization. Total operating expenses increased by $5.3 million, or 20%, to $31.3 million for the year ended December 31, 2009 compared to $26.0 million for the year ended December 31, 2008. This increase in total operating expenses is attributable primarily to the factors discussed below.

Property Operating Expenses. Property operating expenses increased by $2.0 million, or 13%, to $17.7 million for the year ended December 31, 2009 compared to $15.7 million for the year ended December 31, 2008. The change in property operating expenses was due to our acquisition activity and the completion of the Technicolor Building referred to above.

Other Property Related Expense. Other property related expense decreased $0.3 million, or 17%, to $1.4 million for the year ended December 31, 2009 compared to $1.7 million for the year ended December 31, 2008. The decrease was primarily due to a reduction in third party equipment rental expense.

General and Administrative Expenses. General and administrative expenses remained relatively flat for the year ended December 31, 2009 compared to the year ended December 31, 2008. These expenses include accounting, legal and other professional services, office supplies, entertainment, travel, and automobile expenses, telecommunications and computer-related expenses, and other miscellaneous items.

Management Fees. Management fees reflect amounts historically paid to an affiliated external manager and a third party manager. Upon completion of this offering and the formation transactions, we will be internally managed (other than with respect to the 875 Howard Street property), the third party management agreement (other than with respect to the 875 Howard Street property) will be terminated and these management fees will generally be eliminated in consolidation. Management fee expense increased $0.1 million, or 9%, to $1.2 million for the year ended December 31, 2009 compared to $1.1 million for the year ended December 31, 2008. The increase was primarily due to the timing of the acquisition and construction activity referred to above.

Depreciation and Amortization. Depreciation and amortization expense increased $3.4 million, or 51%, to $10.0 million for the year ended December 31, 2009 compared to $6.6 million for the year ended December 31, 2008. The increase was primarily due to the timing of the acquisition and construction activity referred to above.

Other Expense (Income)

Interest Expense. Interest expense decreased $1.9 million, or 18%, to $8.4 million for the year ended December 31, 2009 compared to $10.2 million for the year ended December 31, 2008. The decrease was primarily due to a decrease in the LIBOR rate on our floating rate loans and the repayment of approximately $23.9 million of the Sunset Gower loan in May 2008. This decrease was partially offset by the increased interest expense on debt obtained on the Sunset Bronson property in May 2008 and the commencement of recognition of interest expense upon completion of the Technicolor Building in June 2008.

Unrealized Gain on Interest Rate Collar. For the year ended December 31, 2009, there was unrealized gain on interest rate collar of $(0.4) million. There was an unrealized loss of $0.8 million for the year ended December 31, 2008.

Loss on Sale of Lot. For the year ended December 31, 2009, there was no gain or loss on sale of lot. For the year ended December 31, 2008 there was a $0.2 million loss on the sale of a lot.

Net Income (Loss)

Net income for the year ended December 31, 2009 was $31,000 compared to a net loss of $1.7 million for the year ended December 31, 2008. A net decrease in income from operations of $1.5 million was offset by a decrease in non-operating expenses of $3.2 million, or 29%, to $8.0 million for the year ended December 31, 2009, compared to $11.3 million for the year ended December 31, 2008. The decrease in non-operating expenses was primarily due to a decrease in interest expense and an unrealized gain on interest rate collar.

Comparison of year ended December 31, 2008 to period ended December 31, 2007

Revenue

Total Revenue. Total revenues increased by $28.6 million, or 411%, to $35.6 million for the year ended December 31, 2008 compared to $7.0 million for the period ended December 31, 2007. The increase in total revenue is attributable primarily to the factors discussed below.

Rental Revenue. Total rental revenue increased by $21.7 million, or 514%, to $25.9 million for the year ended December 31, 2008 compared to $4.2 million for the period ended December 31, 2007. Rental revenue was primarily impacted by our acquisition activity during 2008 and the completion of the Technicolor Building. First, we acquired City Plaza on August 26, 2008, resulting in the inclusion of approximately four months of operations in the year ended December 31, 2008, whereas there were no operations in the period ended December 31, 2007. Second, the Technicolor Building was placed into service and the related lease commenced on June 1, 2008, which resulted in the inclusion of seven months of operations in the year ended December 31, 2008, whereas there were no operations in the period ended December 31, 2007. Third, we acquired the Sunset Bronson property on January 30, 2008, which resulted in the inclusion of eleven months of operations in the year ended December 31, 2008, whereas there were no operations in the period ended December 31, 2007.

Tenant Recoveries. Tenant recoveries increased by $2.2 million, or 3,853%, to $2.3 million for the year ended December 31, 2008 compared to $58,000 for the period ended December 31, 2007, primarily due to the timing of the acquisition and construction activity referred to above.

Other Property Related Revenue. Total other property related revenue increased by $4.6 million, or 172%, to $7.3 million for the year ended December 31, 2008 compared to $2.7 million for the period ended December 31, 2007, primarily due to the timing of the acquisition and construction activity referred to above.

Operating Expenses

Total Operating Expenses. Total operating expenses increased by $20.6 million, or 382%, to $26.0 million for the year ended December 31, 2008 compared to $5.4 million for the period ended December 31, 2007. This increase in operating expense is attributable primarily to the factors discussed below.

Property Operating Expenses. Total property operating expenses increased by $12.9 million, or 478%, to $15.7 million for the year ended December 31, 2008 compared to $2.7 million for the period ended December 31, 2007, primarily due to the timing of the acquisition and construction activity referred to above.

Other Property Related Expense. Other property related expense increased $0.4 million, or 26%, to $1.7 million for the year ended December 31, 2008 compared to $1.3 million for the period ended December 31, 2007. The increase was primarily due to the timing of the acquisition and construction activity referred to above.

General and Administrative Expenses. General and administrative expenses increased by $0.7 million, or 182%, to $1.0 million for the year ended December 31, 2008 compared to $0.4 million for the period ended December 31, 2007, primarily due to the timing of the acquisition and construction activity referred to above.

Management Fees. Management fees reflect amounts historically paid to an affiliated external manager and a third party manager. Upon completion of this offering and the formation transactions, we will be internally managed (other than with respect to the 875 Howard Street property), the third party management agreement will be terminated (other than with respect to the 875 Howard Street property) and these management fees will generally be eliminated in consolidation. Management fees increased $0.8 million, or 321%, to $1.1 million for the year ended December 31, 2008 compared to $0.3 million for the period ended December 31, 2007. The increase was primarily due to the timing of the acquisition and construction activity referred to above.

Depreciation and Amortization. Depreciation and amortization expense increased $5.9 million, or 791%, to $6.6 million for the year ended December 31, 2008 compared to $0.7 million for the period ended December 31, 2007. The increase was primarily due to the timing of the acquisition and construction activity referred to above.

Other Expense (Income)

Interest Expense. Interest expense increased $6.4 million, or 165%, to $10.2 million for the year ended December 31, 2008 compared to $3.9 million for the period ended December 31, 2007. The increase was primarily due to the acquisition and construction activity referred to above. First, the Technicolor Building was placed into service in June 2008, which resulted in the commencement of recognition of interest expense upon its completion in June 2008. Second, we obtained debt on the Sunset Bronson property as of May 2008 (which resulted in the inclusion of approximately eight months of interest expense in the year ended December 31, 2008, whereas there was no interest expense in the period ended December 31, 2007). These increases are in part offset by the decrease in the LIBOR rate on our floating rate loans and the repayment of approximately $23.9 million of the Sunset Gower loan in May 2008.

Unrealized Loss on Interest Rate Collar. For the year ended December 31, 2008, there was unrealized loss on interest rate collar of $0.8 million. There was no such unrealized loss for the period ended December 31, 2007, as the loan for our Sunset Bronson property, which is subject to the interest rate collar, was not obtained until May 2008.

Loss on Sale of Lot. There was a loss on sale of lot of $0.2 million in the year ended December 31, 2008, with no comparable activity in the period ended December 31, 2007.

Net Loss

Net loss for the year ended December 31, 2008 was $1.7 million compared to $2.3 million for the period ended December 31, 2007. A net increase in income from operations of $8.0 million attributable primarily to our acquisition activity during 2008 and the completion of the Technicolor Building was offset by an increase in non-operating expenses of $7.4 million, or 195%, to $11.3 million for the year ended December 31, 2008 compared to $3.8 million for the period ended December 31, 2007. The increase in non-operating expenses was primarily due to an increase in interest expense on debt obtained on the Sunset Bronson property in May 2008 and the commencement of recognition of interest expense upon completion of the Technicolor Building in June 2008. We experienced a net loss in both periods primarily due to expenses exceeding revenues, as described above, and largely driven by interest expense and depreciation and amortization.

Liquidity and Capital Resources

Analysis of Liquidity and Capital Resources

We believe that this offering, the concurrent private placement and the formation transactions will improve our financial performance through changes in our capital structure, including a reduction in our leverage. After completion of this offering, the concurrent private placement and the formation transactions, we expect our ratio of debt to total market capitalization to be approximately     %. Our total market capitalization is defined as the sum of the market value of our outstanding common stock (which may decrease, thereby increasing our debt to total capitalization ratio), including restricted stock that we may issue to certain of our directors and executive officers, plus the aggregate value of common units not owned by us, plus the liquidation preference of outstanding series A preferred units, plus the book value of our total consolidated indebtedness. Upon completion of this offering, the concurrent private placement and the formation transactions, we expect to have approximately $             of available cash. In addition, we have obtained commitment letters for a secured credit facility that will allow borrowings of up to $195 million. We intend to use the secured credit facility, among other things, to finance the acquisition of other properties, to provide funds for tenant improvements and capital expenditures and to provide for working capital and other corporate purposes.

Our short-term liquidity requirements primarily consist of operating expenses and other expenditures associated with our properties, distributions to our limited partners and dividend payments to our stockholders required to maintain our REIT status, capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash, the proceeds of this offering and, if necessary, by drawing upon our secured credit facility.

Our long-term liquidity needs consist primarily of funds necessary to pay for the repayment of debt at maturity, property acquisitions and non-recurring capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness and the issuance of equity and debt securities. We also may fund property acquisitions and non-recurring capital improvements using our secured credit facility pending permanent financing.

We believe that, upon the completion of this offering, and as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity. However, as a new public company, we cannot assure you that this will be the case. Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

Consolidated Indebtedness to be Outstanding after this Offering

Upon completion of this offering, the concurrent private placement and the formation transactions, we expect to have approximately $94.3 million of outstanding consolidated indebtedness, of which we expect approximately $37.0 million, or 39.2%, will be variable rate debt, subject to a collar on the LIBOR portion of the interest rate of not less than 2.55% and not greater than 3.87%.

The following table sets forth information as of March 31, 2010 (on a pro forma basis and not including fair value adjustments) with respect to the indebtedness that we expect will be outstanding upon completion of this offering and the formation transactions.

Debt	Pro Forma Amount Outstanding	Interest Rate(1)	Annual Debt Service	Maturity Date	Balance at Maturity
Mortgage loan secured by Sunset Bronson	$37,000,000	LIBOR + 3.65%	$2,325,860	05/30/10	$37,000,000
Mortgage loan secured by First Financial	$43,000,000	5.34%	$2,328,090	12/01/11	$43,000,000
Mortgage loan secured by Tierrasanta	$14,300,000	5.62%	$814,820	12/01/11	$14,300,000
Secured Revolving Credit Facility

(1)	Interest with respect to the indebtedness is calculated on the basis of a 360-day year for the actual days elapsed. The indebtedness encumbering the Sunset Bronson property is floating rate indebtedness, subject to a collar on the LIBOR portion of the interest rate of not less than 2.55% and no greater than 3.87%. Its interest rate above is calculated based on one-month LIBOR of 2.55%, which exceeded the one-month LIBOR as of March 31, 2010 of 0.25%.

Description of Certain Debt

The following is a summary of the material provisions of the loan agreements evidencing our material debt to be outstanding upon the closing of this offering and the consummation of the formation transactions. The following is only a summary and it does not include all of the provisions of such agreements, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Mortgage Loan Secured by Sunset Bronson

The Sunset Bronson property (other than the Sunset Bronson—Lot A land asset) will be subject to senior mortgage debt in a principal amount of $37.0 million, which is currently held by Wachovia Bank, National Association.

Maturity and Interest. The loan has a maturity date of May 30, 2010, which date may be extended by up to three additional periods of 12 months, in each case upon the satisfaction of certain conditions (including the satisfaction of a debt service ratio of at least 1.35 to 1.00 and a loan-to-value ratio based on appraisal value of not greater than 48%) and the payment of an extension fee for each extension equal to 0.25% of the sum of the outstanding loans and undisbursed commitment amount. Management is in the process of documenting an extension of this loan with the lender, which it may determine to extend for an initial nine months, through March 1, 2011. The loan bears interest at a rate per annum equal to the 30-day LIBOR, plus 3.65%. Currently, the loan is subject to a collar on the LIBOR portion of the interest rate of no greater than 3.87% or less than 2.55% until June 1, 2010. From and after June 1, 2010, the applicable interest rate must be at least 5.90% per annum.

Security. The loan was made to a single borrower subsidiary, and is secured by a first-priority deed of trust lien on the Sunset Bronson property (other than the Sunset Bronson – Lot A land asset), a security interest in all personal property used in connection with that property and an assignment of all leases and rents relating to the property. The loan is guaranteed by Hudson Sunset Gower, LLC, a Delaware limited liability company, for customary non-recourse carve-out purposes. We expect to replace Hudson Sunset Gower, LLC as the guarantor in connection with the closing of this offering and the consummation of the formation transactions.

Prepayment. The loan may be voluntarily prepaid without penalty or premium in minimum aggregate amounts of $1.0 million.

Events of Default. The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing and securing the loan, cross defaults to other material debt and bankruptcy or other insolvency events, as well as termination of the parking lot lease with respect to the Sunset Bronson—Lot A land asset. We expect to hold (directly or indirectly through our operating partnership’s wholly owned subsidiaries) the lessor and lessee interests under this parking lot lease in connection with the closing of this offering and the consummation of the formation transactions.

Mortgage Loan Secured by First Financial

The First Financial Plaza property is subject to senior mortgage debt in a principal amount of $43.0 million, which is currently held by SunAmerica Life Insurance Company.

Maturity and Interest. The loan has a maturity date of December 1, 2011, which date may be extended for an additional five years upon modified terms at the option of the lender if the borrower fails to repay all amounts due at maturity. The loan bears interest at a fixed rate per annum of 5.34%.

Security. The loan was made to a single borrower subsidiary, and is secured by a first-priority deed of trust lien on the First Financial Plaza property, a security interest in all personal property used in connection with the First Financial Plaza property and an assignment of all leases and rents relating to the property. In the event that the debt service coverage of the borrower falls below a defined threshold, the borrower will become subject to a cash management and lockbox arrangement.

Prepayment. The loan may be voluntarily prepaid in full upon 30 days advance notice with a prepayment premium equal to the greater of (i) 1% of the outstanding principal amount or (ii) the present value of all scheduled payments of principal and interest remaining under the promissory note, discounted at a rate, when compounded monthly, equal to the semi-annual yield on U.S. Treasuries with maturities equivalent to the maturity of the loan, less the amount of principal being prepaid, calculated as of the prepayment date. The prepayment premium does not apply to payments made during the 90-day period immediately prior to the maturity date. Partial voluntary prepayments are not permitted.

Events of Default. The promissory note contains customary events of default, including defaults in the payment of principal or interest and defaults in compliance with the covenants contained in the documents evidencing and securing the loan.

Mortgage Loan Secured by Tierrasanta

The Tierrasanta property is subject to senior mortgage debt in a principal amount of $14.3 million, which is securitized debt that is currently held by Wells Fargo Bank, N.A., as Trustee for the Registered Holders of CD 2007-CD4 Commercial Mortgage Pass-Through Certificates.

Maturity and Interest. The loan has a maturity date of December 1, 2011, and bears interest at a rate per annum of 5.62%.

Security. The loan was made to a single borrower subsidiary, and is secured by a first-priority deed of trust lien on the Tierrasanta property, a security interest in all personal property used in connection with the Tierrasanta property and an assignment of all leases, rents and security deposits relating to the property.

Prepayment. The loan may be voluntarily defeased in whole or in part, subject to satisfaction of customary defeasance requirements in effect for a prepayment prior to June 1, 2011, at which time the loan may be voluntarily prepaid without penalty or premium.

Events of Default. The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.

Secured Revolving Credit Facility

We have received commitments for a $195.0 million secured revolving credit facility from a group of lenders for which Barclays Bank PLC will act as administrative agent and joint lead arranger and Bank of America Securities LLC will act as syndication agent and joint lead arranger. We expect the facility to have a term of three years. We also expect the facility to have an accordion feature that may allow us, during the first two years of the term, to increase the availability thereunder by $50.0 million to $245.0 million. We intend to use this facility principally to refinance existing debt, fund acquisitions, redevelop and expand current properties and for other general corporate purposes.

The secured revolving credit facility is expected to bear interest at the rate of LIBOR plus a margin of 325 basis points to 400 basis points, depending on our leverage ratio, provided that LIBOR is subject to a floor of 1.50%. The amount available for us to borrow under the facility will be subject to the lesser of the appraisal value of our properties that form the borrowing base of the facility and a minimum implied debt service coverage ratio.

Our operating partnership’s ability to borrow under this secured revolving credit facility will be subject to our ongoing compliance with a number of customary restrictive covenants, including:

•	a maximum leverage ratio (defined as consolidated total indebtedness to total asset value) of 0.60 : 1.00,

•	a minimum fixed charge coverage ratio (defined as consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges) of 1.75 : 1.00,

•	a maximum consolidated floating rate debt ratio (defined as consolidated floating rate indebtedness to total asset value) of 0.25 : 1.00,

•

a maximum recourse debt ratio (defined as recourse indebtedness other than indebtedness under the revolving credit facility but including unsecured lines of credit to total asset value) of 0.10 : 1.00, and

•	a minimum tangible net worth equal to at least 85% of our tangible net worth at the closing of this offering plus 75% of the net proceeds of any additional equity issuances.

Under the secured revolving credit facility, our distributions may not exceed the greater of (1) 95.0% of our FFO or (2) the amount required for us to qualify and maintain our REIT status. If a default or event of default occurs and is continuing, we may be precluded from making certain distributions.

We expect that we and certain of our subsidiaries will guarantee the obligations under the revolving credit facility and that we and certain of our subsidiaries will pledge specified assets (including real property), stock and other interests as collateral for the revolving credit facility obligations.

The commitments are subject to closing conditions that are expected to include, among other things, satisfactory review by lenders of appraisals, environmental reports, engineering reports and seismic reports, successful completion of this offering, absence of material adverse effect, payment of fees, and the negotiation, execution and delivery of definitive documentation satisfactory to Barclays Bank PLC and the other lenders. There can be no assurance that all of the closing conditions will be satisfied.

Contractual Obligations

The following table provides information with respect to our commitments at December 31, 2009 on a pro forma basis to reflect the obligations we expect to have upon completion of this offering and the formation transactions, including any guaranteed or minimum commitments under contractual obligations. The table does not reflect available debt extensions.

	Payments Due by Period
Contractual Obligation	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
Principal payments on mortgage loans(1)	$94,300,000	$37,000,000	(2)	$57,300,000	$—	$—
Interest payments(1)(3)	13,970,599	5,468,770		5,206,861	3,294,968	—
Operating leases	611,635	383,771		211,632	16,232	—
Tenant-related commitments	2,295,919	2,295,919		—	—	—
Ground lease(4)	9,105,340	181,201		362,402	362,402	8,199,335

Total:	$120,283,493	$45,329,661		$63,080,895	$3,673,602	$8,199,335

(1)	Does not include potential payments of principal or interest under our secured credit facility, as no amounts were outstanding as of December 31, 2009 or expected to be drawn as of the offering.
(2)	The loan provides for three one-year extension rights to extend maturity of loan through May 30, 2013. Management is in the process of documenting an extension of this loan with the lender, which it may determine to extend for an initial nine months, through March 1, 2011.
(3)	Interest with respect to the indebtedness is calculated on the basis of a 360-day year for the actual days elapsed. The indebtedness encumbering the Sunset Bronson property is floating rate indebtedness, subject to a collar on the LIBOR portion of the interest rate of not less than 2.55% and no greater than 3.87%. Its interest above is calculated based on one-month LIBOR floor of 2.55%, which exceeded the one-month LIBOR as of December 31, 2010 of 0.23%.
(4)	Reflects current annual base rents of $181,200 and $1 under the Sunset Gower and Del Amo Office ground leases expiring March 31, 2060, and June 30, 2049, respectively. Assumes Sunset Gower ground rent is fixed at the current rent, although such ground rent is subject to periodic fair market value adjustments.

Off Balance Sheet Arrangements

At March 31, 2010, we did not have any off-balance sheet arrangements.

Interest Rate Risk

FASB ASC Topic 815, Derivative and Hedging, requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify as hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense. If the derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income, which is a component of stockholders equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Our existing investments in interest rate collar and interest rate cap contracts do not qualify as effective hedges, and as such, the changes in such contracts’ fair market values are being recorded in earnings. Our predecessor recognized gains relating to the fair market value change of their interest rate contracts of $(0.2) million and $(0.4) million, respectively, for the three months ended March 31, 2010 and the year ended December 31, 2009.

We intend to enter into or transfer existing interest rate contracts that will effectively hedge in part our variable rate debt from future changes in interest rates. We expect these interest rate contracts to qualify for cash flow hedge accounting treatment under FASB ASC Topic 815, and as such, all future changes in fair value of the new interest rate contracts for periods after this offering will be recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the new interest rate contracts’ change in fair value is immediately recognized in earnings.

As of March 31, 2010, we had $152.0 million of debt subject to interest rate contracts with a net fair value of $(0.2) million.

Cash Flows

Comparison of three months ended March 31, 2010 to three months ended March 31, 2009

Cash and cash equivalents were $4.5 million and $7.3 million at March 31, 2010 and 2009, respectively.

Net cash provided by operating activities increased by $0.2 million to $1.9 million for the three months ended March 31, 2010 compared to $1.7 million provided by operating activities for the three months ended March 31, 2009. The increase was primarily due to the increase in net income for the three months ended March 31, 2010 compared to net income for the three months ended March 31, 2009 and an increase in prepaid expenses and accrued liabilities, which was partially offset by a decrease in accounts payable and accrued liabilities.

Net cash used in investing activities decreased $1.2 million to $0.7 for the three months ended March 31, 2010 compared to $1.9 million for three months ended March 31, 2009. The decrease was primarily due to a decrease in investments in real estate, primarily as a result of capital investments associated with the Technicolor Building in the three months ended March 31, 2009, with less comparable activity during the three months ended March 31, 2010.

Net cash provided by financing activities decreased $1.6 million to $1.0 million for the three months ended March 31, 2010 compared to $2.6 million for the three months ended March 31, 2009. The decrease was due to a decrease in net contributions by members of $1.6 million for capital investments associated with the Technicolor Building.

Comparison of year ended December 31, 2009 to year ended December 31, 2008

Cash and cash equivalents were $2.3 million and $5.0 million at December 31, 2009 and 2008, respectively.

Net cash used in operating activities increased by $19.9 million to $0.1 million for the year ended December 31, 2009 compared to $19.8 provided by operating activities for the year ended December 31, 2008. The increase was primarily due to (i) the receipt of $16.3 million of pre-paid rent from KTLA in the year ended December 31, 2008 with no comparable activity in the year ended December 31, 2009, and (ii) an increase in accounts payable and accrued liabilities primarily associated with the placing into service of the Technicolor Building in June 2008.

Net cash used in investing activities decreased $170.9 million to $7.5 million for the year ended December 31, 2009 compared to $178.4 million for the year ended December 31, 2008. The decrease was primarily due to (i) $192.5 million of additions to investments in real estate properties in the year ended December 31, 2008 as a result of the acquisition of Sunset Bronson and City Plaza properties compared to $7.6 million of additions to investments in real estate in the year ended December 31, 2009 primarily as a result of capital investments associated with the Technicolor Building, (ii) $11.4 million of proceeds from sale of lot in the year ended December 31, 2008 with no comparable activity in the year ended December 31, 2009, and (iii) restricted cash inflow of $2.6 million in the year ended December 31, 2008 as a result of the reduction of the restricted cash required for the Sunset Bronson Note payable, with no comparable activity in the year ended December 31, 2009.

Net cash provided by financing activities decreased $158.5 million to $4.9 million for the year ended December 31, 2009 compared to $163.5 million for the year ended December 31, 2008. The decrease was primarily due to (i) decrease in net contributions by members of $142.4 million from $147.9 million for the year ended December 31, 2008 as a result of the acquisition of Sunset Bronson and City Plaza properties compared to $5.5 million for the year ended December 31, 2009 primarily as a result of capital investments associated with the Technicolor Building, (ii) proceeds from notes payable of $41.6 million for Sunset Bronson and net repayments of notes payable of $23.9 million for Sunset Gower in the year ended December 31, 2008 with no comparable activity during the year ended December 31, 2009, and (iii) payment of $0.6 million of loan costs associated with the extension of the note payable on Sunset Gower in the year ended December 31, 2009 compared to $2.2 million of loan costs associated with the Sunset Bronson note payable in the year ended December 31, 2008.

Comparison of year ended December 31, 2008 to period ended December 31, 2007

Cash and cash equivalents were $5.0 million and $0.1 million, at December 31, 2008 and 2007, respectively.

Net cash provided by operating activities increased $24.7 million to $19.8 million for the year ended December 31, 2008 compared to $(4.9) million for the period ended December 31, 2007. The increase was primarily due to (i) the receipt of $16.3 million of pre-paid rent from KTLA in the year ended December 31, 2008 with no comparable activity in the period ended December 31, 2007, (ii) partially offset with an increase in cash interest payments for the year ended December 31, 2008 largely due to the financing of Sunset Bronson in May 2008, and (iii) fluctuations in operating assets and liabilities and due to the fact that the period ended December 31, 2007 reflect five months of operations compared to a full year for 2008.

Net cash used in investing activities decreased $13.9 million to $178.4 million for the year ended December 31, 2008 compared to $192.3 million for the period ended December 31, 2007. The decrease was primarily due to (i) $192.4 million of additions to investments in real estate properties in the year ended December 31, 2008 as a result of the acquisition of Sunset Bronson and City Plaza properties as well as the development costs related to the Technicolor Building compared to $192.3 million of additions to investments in real estate in the period ended December 31, 2007 as a result of the acquisition of Sunset Gower in August 2007, (ii) $11.4 million of proceeds from sale of lot in the year ended December 31, 2008 with no comparable activity in the period ended December 31, 2007, and (iii) an increase in restricted cash inflow of $2.6 million in the year ended December 31, 2008 as a result of the reduction of the restricted cash required for the Sunset Bronson Note payable, with no comparable activity in the period ended December 31, 2007.

Net cash provided by financing activities decreased $33.9 million to $163.5 million for the year ended December 31, 2008 compared to $197.3 million for the period ended December 31, 2007. The decrease was primarily due to (i) proceeds from notes payable of $41.6 million for Sunset Bronson and net payments of notes payable of $23.9 million for Sunset Gower in the year ended December 31, 2008, compared to $134.3 million of proceeds from notes payable in connection with the August 2007 acquisition of Sunset Gower for the period ended December 31, 2007, (ii) partially offset by an increase in net contributions by members of $82.4 million to $147.9 million for the year ended December 31, 2008 compared to $65.5 million for the period ended December 31, 2007.

Funds from Operations

We calculate funds from operations before non-controlling interest, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO is defined by NAREIT as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, plus depreciation and amortization of real estate assets (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures.

FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because it believes that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, which do not relate to or are not indicative of our operating performance, FFO provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, therefore, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should not be considered as an alternative to net income available to common stockholders (determined in accordance with GAAP) as an indicator of our financial performance. While management believes that FFO is an important supplemental non-GAAP financial measure, management believes it is also important to stress that FFO should not be considered as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. Further, FFO is not necessarily indicative of sufficient cash flow to fund all of our cash needs, including our ability to service indebtedness or make distributions.

The following table sets forth a reconciliation of our net income to pro forma FFO before non-controlling interest for the periods presented.

	Pro Forma
	Three Months Ended March 31, 2010	Year Ended December 31, 2009
	(In thousands)
Net income	$496	$4,411
Adjustments:

Distribution to preferred non-controlling partnership interest	(187)	(743)

Real estate depreciation and amortization	3,748	15,650
Loss on sale of lot, net	—	—

Funds from operations before non-controlling interest	$4,057	$19,318

Inflation

Substantially all of our office leases provide for separate real estate tax and operating expense escalations. In addition, most of the leases provide for fixed rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Recent Accounting Pronouncements

In April 2009, the FASB issued additional disclosure provisions of ASC 825-10, Financial Instruments—Overall, or ASC 825-10 (previously Statement of Financial Accounting Standards, or SFAS, 161). ASC 825-10 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual financial statements. ASC 825-10 is effective for interim periods ending after June 15, 2009. Prior period presentation is not required for comparative purposes at initial adoption. The adoption of ASC 825-10 on June 30, 2009 did not have a material impact on our consolidated financial position or results of operations.

In May 2009, the FASB issued ASC 855, Subsequent Events, or ASC 855 (previously SFAS 165). ASC 855 provides general guidelines to account for the disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. These guidelines are consistent with current accounting requirements, but clarify the period, circumstances, and disclosures for properly identifying and accounting for subsequent events. ASC 855 is effective for interim periods and fiscal years ending after June 15, 2009. The adoption of ASC 855 on June 30, 2009 did not have a material impact on our combined financial position or results of operations.

In June 2009, the FASB Accounting Standards Codification, or the Codification, was issued in the form of ASC 105, Generally Accepted Accounting Principles, or ASC 105 (previously SFAS 168). Upon issuance, the Codification became the single source of authoritative, nongovernmental U.S. GAAP. The Codification reorganized U.S. GAAP pronouncements into accounting topics, which are displayed using a single structure. Certain SEC guidance is also included in the Codification and will follow a similar topical structure in separate SEC sections. ASC 150 is effective for interim periods and fiscal years ending after September 15, 2009. The adoption of the Codification on September 30, 2009 did not have a material impact on our combined financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. As more fully described in the interest rate risk section, we use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We only enter into contracts with major financial institutions based on their credit rating and other factors.

Upon completion of this offering, we expect to have an interest rate collar in place with respect to the $37.0 million loan relating to the Sunset Bronson property. If LIBOR were to either increase or decrease by 10%, or approximately 3.4 basis points, the resulting increase or decrease in interest expense would have no impact on our future earnings and cash flows as the resulting LIBOR would remain below the 2.55% floor under the existing interest rate collar.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

As of March 31, 2010, on a pro forma basis, our total outstanding debt was approximately $94.3 million, which was comprised of $37.0 million of variable rate secured mortgage loans subject to the interest rate collar described above and $57.3 million of fixed rate secured mortgage loans. As of March 31, 2010, the fair value of our pro forma fixed rate secured mortgage loans was approximately $56.7 million.

INDUSTRY BACKGROUND AND MARKET OPPORTUNITY

Unless otherwise indicated, all information in this Industry Background and Market Opportunity section is derived from the market studies prepared by RCG.

Overview

We believe that the current dislocation in the commercial real estate capital markets and corresponding depressed real estate operating fundamentals will provide us with an opportunity to acquire assets in our target markets that generate attractive risk-adjusted returns and expand our initial portfolio.

Prior to the summer of 2007, real estate values increased dramatically, fueled by improving operating fundamentals as well as readily available and historically inexpensive debt and equity capital. Asset level debt financing, principally in the form of mortgages that were ultimately sold in the commercial mortgage backed securities market, was widely accessible at historically attractive terms and high loan-to-value ratios, or LTVs. Unprecedented levels of transaction activity ensued, as investors aggressively pursued transactions with the expectation that strong underlying operating performance and access to inexpensive debt and equity capital would be sustainable in the long term. According to RCG, $502.3 billion of transactions occurred nationally at the peak of the real estate cycle in 2007, representing the purchase and sale of 19,446 properties. This included over $206.2 billion of office transactions, with a disproportionate share of institutional quality deals being transacted by financial sponsors utilizing high leverage to finance the acquisitions.

The onset of the “credit crunch” in the summer of 2007 and subsequent deterioration in operating fundamentals caused significant disruption within the commercial real estate capital markets. As a result of the substantial contraction in the credit market, there are fewer lenders making commercial real estate loans than before, and such lenders are charging higher interest rates and invoking stricter lending standards in the form of lower LTVs and higher debt service coverage ratios. In addition, property fundamentals have deteriorated due to the recent recession, resulting in decreased property level cash flow. The combination of these factors has resulted in a challenging refinancing environment, lower asset valuations and significantly lower asset transaction volumes, all of which have created stress on property owners, many of whom borrowed prior to the credit crunch. According to RCG, transaction volume for 2009 was $53.7 billion, down from over $502.3 billion in 2007. Office transactions for 2009 totaled only $15.6 billion and the volume of distressed commercial assets across property types grew to $181.9 billion by the end of 2009, marking a more than two and a half times increase year-over-year. Office properties comprised 15.3% of the volume of distressed assets, or $27.5 billion.

We believe current market conditions will present an attractive investment environment for well-capitalized buyers for the next several years. First, upcoming debt maturities and property-level capital expenditures will force undercapitalized owners to sell over-leveraged assets. RCG estimates that approximately $195 billion in commercial mortgages will mature in 2010, increasing to approximately $220 billion in 2011 and peaking at approximately $225 billion in each of 2012 and 2013. Second, weak operating fundamentals on over-leveraged assets will result in asset-level operating distress and subsequent foreclosures by lenders. According to RCG, Fitch Ratings reported a delinquency rate of 6.3% in February 2010 in its U.S. CMBS portfolio, representing $28.5 billion in unpaid principal balances. Additionally, the delinquency rate on bank debt, primarily construction and development loans, rose to 15.6% as of December 2009 as compared to 8.8% a year earlier. We believe lenders will seek to monetize these real estate assets quickly following transfer of title. Third, competition for real estate acquisitions has diminished as many prospective buyers have exited the market due to capital constraints and a focus on managing legacy assets. Also, many investment funds that were responsible for a disproportionate share of acquisition activity in the 2003-2007 period, are now seeking liquidity as the lives of their investment vehicles expire. Finally, given the capital-intensive nature of operating office properties, we believe well-capitalized owners will have an advantage in attracting new tenants relative to owners with higher leverage, which will result in superior operating results.

California Opportunity

We believe that California’s dynamic, diversified and cyclical economy, coupled with the current weakness in the California real estate market, creates attractive opportunities to acquire properties at significant discounts to intrinsic value and benefit from the anticipated economic recovery.

According to RCG, California’s economy produced $1.8 trillion in goods and services in 2008, making it the world’s eighth largest economy, ahead of entire countries such as Russia, Spain, Brazil and Canada. The state’s non-farm labor force totaled more than 13.8 million people as of December 2009, accounting for more than one out of every ten jobs in the country. California’s economy is anchored by a strong mix of innovative industries, including high technology, media and entertainment, bio technology, clean energy and healthcare, which RCG believes will drive a strong recovery. According to RCG, California is a global leader in the technology industry with more than one million jobs and many of the leading technology companies headquartered in the state. Additionally, California is a worldwide center for entertainment employment, with more than 228,500 people employed in the motion picture, sound and broadcasting industries and as independent artists, writers and performers as of 2008. Furthermore, a strong venture capital industry in California helps drive innovation and growth in all of the state’s key sectors. According to RCG, California received approximately $2.5 billion of venture capital investments in the fourth quarter of 2009, or approximately 50% of all venture capital investment in the United States over that period.

According to RCG, California’s employment will stabilize in 2010, with payrolls expected to remain virtually flat, and the growth rate expanding thereafter with 681,100 jobs created by 2014. Gross state product, or GSP, is expected to grow along with employment, with GSP expected to remain flat in 2010, to increase 1.5% in 2011 and achieve growth of 2.5% by 2014. According to RCG, the California economy is well-positioned over the longer term to outpace national gross domestic product, or GDP, growth as the California economy has historically outperformed the national economy following periods of recession or economic downturn, while its educated and entrepreneurial workforce, highly accredited university system, innovative industry clusters and temperate weather will lead to continued economic and population growth.

We believe that California presents a particularly unique and compelling market to capitalize on the dislocation in the commercial real estate markets. According to RCG, California had the highest number of distressed properties of any state in the country in September 2009, with 10,239 properties in distress, while RCG reported nearly $19.0 billion of distressed assets in the state, nearly $4.2 billion of which were office properties.

However, RCG believes that improving economic conditions will ultimately positively impact the demand for office space and result in improving commercial real estate market fundamentals. The recovery will also be supported by a limited supply of new commercial real estate, which is constrained in California due to limited availability of land, restrictive local entitlement processes and high building costs. Specifically, within our target markets of Silicon Valley, the East Bay, San Francisco, Los Angeles County, Orange County and San Diego County, RCG reports only 28 million square feet of new office space having been developed since 2005, out of an aggregate of 529 million square feet of office space, representing a 1.3% annual growth rate. We expect limited ground-up and rehabilitative office development in the next several years. RCG estimates new stock through 2014 will be limited to six million square feet, equating to a 0.7% cumulative growth rate and a 0.2% annual growth rate.

Our Target Markets

We will primarily target high-barrier-to-entry, in-fill locations in California markets with favorable, long-term supply-demand characteristics. Accordingly, our target markets include the largest metropolitan markets in California, specifically Los Angeles, Orange County, San Diego, San Francisco, Silicon Valley and the East Bay. Set forth below is a description of each of the aforementioned target markets.

Los Angeles

Economy. We define the Los Angeles market as consisting solely of Los Angeles County. As of August 2009, this market had an estimated population of 10.2 million and supported approximately 3.9 million jobs. Los Angeles’s diversified economy generated $513.6 billion of GDP in 2008, making it one of the largest economies in the world. Several industries are clustered in Los Angeles, including media and entertainment, trade and tourism. In particular, Los Angeles is the center of the entertainment industry for both film and television production in the United States. One out of 12 workers in Los Angeles County is tied to the entertainment industry. Additionally, media and new media businesses, such as video games and other forms of digital content production, are vital and growing elements of the local economy that leverage the proximity to the center of the traditional entertainment business for creative talent and financing. Wholesale trade is also a significant industry in the Los Angeles area, which is home to the largest port in the United States, the Long Beach and Los Angeles port complex, supporting a combined 496,000 jobs in the Southern California region.

Los Angeles has been affected by the recession as much as other cities and regions in the United States – the unemployment rate exceeded 12.5% as of December 2009. However, the economy is expected to stabilize and begin to recover in 2010. RCG expects job declines to continue through 2010 at a decelerating pace, with employment gains resuming in 2011, accelerating from 0.8% to 1.6% in 2014.

Overall Office Market. The Los Angeles office market totals more than 180 million square feet. Office market conditions have softened throughout the region largely as a result of job losses that have reduced demand for office space and increased vacancies. However, recent construction activity remained subdued relative to the last upturn – an average of 1.7 million square feet was delivered annually between 2007 and 2009 compared to an average of 2.6 million square feet from 1999 to 2002. Accordingly, operating fundamentals should recover more quickly than in previous recessions. The overall vacancy rate was approximately 17.0% as of the fourth quarter of 2009, below the peak in the prior two recessions. RCG projects vacancy rates to increase slightly in 2010 to 17.6% before decreasing to 13.4% in 2014. Additionally, rents declined approximately 6.9% during 2009 and RCG projects continued declines in 2010. However, RCG projects rents to increase an average of 3.4% per year from 2011 to 2014.

Orange County

Economy. Orange County is located directly south of Los Angeles County. It is the smallest county in Southern California and the most densely populated with a population of approximately 3.0 million and an employment base of more than 1.4 million as of December 2009. Several industries are concentrated in Orange County, including professional business and financial services. In addition, Orange County is a top tourist destination owing to the presence of the Disneyland theme park and a large number of beaches. Orange County has been and remains a highly desirable place to live and work, thereby attracting an affluent and highly educated workforce. According to RCG, more than 35% of the population of Orange County has a bachelor’s degree, exceeding the national average of 28%.

Although the local economy has historically weathered economic downturns better than that of other economies in Southern California, Orange County was at the epicenter of the subprime mortgage industry. As a result, the market’s economy suffered significantly from the housing downturn and the ensuing credit crisis and recession. As of December 2009, the unemployment rate was 9.8%, well above the local average of 4.7% since 1990. However, the economy has begun to stabilize, and RCG expects job growth to remain flat in 2010, but increase to the mid-1% range in 2012 and to 2.0% in 2014. RCG projects the unemployment rate to fall to 5.8% by 2013.

Overall Office Market. The Orange County office market is comprised of approximately 81 million square feet, with a majority of the space constructed after 1980 as low-to mid-rise buildings. The market has experienced weak demand given the soft economic conditions that prevail in the market. Additionally, more than 5.3 million square feet of space was constructed, much of it speculative, from 2006 to 2008 as the local economy grew rapidly in response to the housing boom. As a result, vacancy increased to 16.6% by December 2008 and vacancy has since increased to 20.2% as of December 2009, while rents declined 15.3% from the end of 2008 through December 2009. RCG projects that vacancy will increase to 21.1% in 2010 before decreasing to 15.6% by 2014. Meanwhile, RCG projects rental rates to decline by 5.3% in 2010 before beginning to increase in 2011, reaching a 6.0% annual growth rate by 2014. Overall, RCG believes that the Orange County office market will strengthen over the long term given the limited amount of developable land and continued population and economic growth.

San Diego

Economy. San Diego has a diversified economy that supports approximately 1.2 million jobs. The biotechnology and high technology industries are important drivers of the local economy. According to RCG, San Diego possesses the most geographically dense cluster of biotechnology firms in the world, and ranked second in the nation for scientific research and development services in 2009. Additionally, the United States military, the government sector and aerospace and defense companies play a significant role in the San Diego economy. The military maintains 12 Navy and Marine bases in the region, which generated approximately 375,000 jobs and an estimated economic impact of $24.6 billion. During 2008, San Diego was estimated to have received the highest level of Department of Defense spending of any region in the United States.

San Diego’s economy has historically outperformed the nation in terms of job creation, due to the diversified nature of the economy and continued population growth. Workers and employers alike are attracted to San Diego by its temperate weather, high quality of life and renowned research institutions and universities. However, similar to most markets in the country, the local economy was affected by the housing bust and recession, albeit less severely than other markets. RCG expects the economy to stabilize in 2010 with employment growth resuming in 2011, with an average annual increase of 1.6% from 2011 through 2014.

Overall Office Market. The San Diego office market totals approximately 55.9 million square feet, with approximately 9.6 million located downtown and the remaining 46.3 million located in the suburban submarkets. The weak economic conditions have led to soft operating fundamentals, which have been exacerbated by the construction of approximately 7.4 million square feet that occurred largely in the suburbs from 2005 through 2008. As a result, vacancy has increased to 21.3% by December 2009, with a 22.3% vacancy rate in the suburbs and a 16.6% vacancy rate downtown. RCG projects that vacancy will rise to 21.8% by December 2010 before decreasing to 12.2% by 2014. Meanwhile, RCG projects rental rates to decline by 3.5% in 2010 before resuming annual growth in 2011. RCG projects average annual rent growth of 4.4% from 2011 to 2014. Overall, RCG believes that the demand for office space in San Diego will remain healthy over the long term, driven by the diversified and high tech economy as well as the desirability of the region as a place to live and work.

San Francisco

Economy. The San Francisco market, consisting of the City of San Francisco, together with San Mateo and Marin counties, had a population of approximately 1.8 million and a job base of approximately 934,000 as of December 2009. The economy is driven by professional services and an array of innovative growth industries, including high technology, biotechnology, clean technology, software development and multimedia design and production. The San Francisco region contains approximately 23.6% of the greater Bay Area’s high technology employment, while the South San Francisco and Mission Bay submarkets have concentrations of biotechnology firms and research institutions including Amgen, Genentech, UC San Francisco and California Institute of Regenerative Medicine. Additionally, San Francisco is a major finance center on the West Coast, home to the San Francisco branch of the Federal Reserve, Wells Fargo and numerous other financial institutions.

San Francisco’s economy has been affected by the credit crisis and national recession, although the region only began to feel the full effects in late 2008. A total of 44,000 jobs, or 4.6% of total employment, were lost in 2009. However, RCG believes that the economy stabilized as of late 2009 and job growth will begin again in 2010 with a projected 0.5% increase in employment. Thereafter, RCG projects a modest increase in job growth, averaging 1.3% annually from 2011 through 2014.

Overall Office Market. The San Francisco office market totals approximately 107.4 million square feet and consists of three primary submarkets: the central business district or CBD, the non-CBD and the Peninsula. The recession has led to significant job losses and a cutback in consumer spending in the region, which in turn has led to weakened office market fundamentals. However, despite the weak demand environment, the San Francisco office market has experienced limited new construction in recent years. As a result of high construction costs, limited availability of land and a regulatory regime that is relatively hostile to developers, only approximately 3.7 million square feet of new office space was constructed in the CBD over the past 15 years, while only 872,000 square feet was completed annually from 2005 to 2008 in the non-CBD submarkets. The limited new supply should help mitigate downturns and foster recoveries. As of December 2009, the vacancy rate was 15.5%, a 2.3% increase from December 2008, while asking rental rates had declined by approximately 25.9% over the same period. RCG projects that vacancy will decrease to 14.8% by the end of 2010, before gradually decreasing to 10.4% by 2014. Meanwhile, RCG projects asking rental rates to decline by 4.0% in 2010 before resuming annual growth in 2011, followed by an average annual rent growth of 5.4% from 2011 through 2014. Overall, RCG believes that the San Francisco office market will remain healthy over the long term, driven by limited new supply and expansion of employment in high-growth industries.

Silicon Valley

Economy. The Silicon Valley market had a population of approximately 1.9 million as of 2009 and a job base of over 900,000 as of August 2009. According to RCG, Silicon Valley is the largest center of high technology employment in North America. The presence of world-class research institutions, such as Stanford University and University of California, Berkeley, combined with a vibrant venture capital industry, has fueled decades of innovation and growth, spawning many major technology companies, including Cisco Systems, Google, Intel, Hewlett-Packard, Oracle Sun Microsystems, and Yahoo, all of which continue to be based in the area.

The Silicon Valley economy is highly cyclical given its dependence on the high technology sector. Accordingly, the region experienced the adverse effects of the recent recession, which reduced consumer and corporate demand for high technology products and services. A total of 35,200 non-farm jobs, or 3.9% of total employment, were lost during 2009. However, RCG believes that the economy will generate 0.8% job growth in 2010, followed by a 1.1% increase in 2011 and continued modest increases through 2013. RCG believes that the Silicon Valley economy will perform well over the medium to long term given the confluence of several critical factors that have made the area an engine of innovation and growth, including its highly educated work force, proximity to several top tier research universities, robust venture capital industry and high quality of life.

Overall Office Market. The Silicon Valley office market features approximately 43.4 million square feet, the majority of which consists of low- and mid-rise buildings located in suburban submarkets geared toward high technology tenants. The major submarkets for high technology companies include suburban San Jose, Sunnyvale, Cupertino, Santa Clara and Mountain View. The weak economy has resulted in soft market fundamentals, which have been somewhat exacerbated by the 1.5 million square feet that was added to the inventory in 2009. As of December 2009, the vacancy rate was 22.8%. RCG projects that office market conditions will remain weak in the short term, given the estimated delivery of approximately 854,000 additional square feet during 2010. Vacancy is projected to increase to 22.4% in 2010, before gradually decreasing to 13.7% by 2014. Additionally, RCG projects asking rental rates to decline by 4.9% in 2010 before increasing by 1.5% in 2011, reaching 4.1% annual rent growth by 2014. In general, RCG has a positive outlook on the Silicon Valley office market over the long term, given continued support from federal government incentives and a robust venture capital industry that will finance growth in new businesses.

The East Bay

Economy. The East Bay market is comprised of Alameda and Contra Costa counties and, as of 2009, had a population of approximately 2.5 million and an employment base of over 977,000. The East Bay has historically been a lower cost alternative to the San Francisco market with an economy driven by trade, government, and educational and health services. University of California, Berkeley, Kaiser Permanente, Safeway, the State of California and Alameda County are the five largest employers and, combined, employ approximately 7.0% of the East Bay’s workforce. Additionally, the Port of Oakland, the fifth largest port in the United States, supports and generates, directly and indirectly, approximately 55,000 jobs and $7 billion of economic activity, respectively. Finally, the East Bay possesses several clusters of high growth businesses, including biotechnology firms such as Genentech and digital media firms such as Pixar.

The East Bay economy has historically performed relatively well during recessions given its large educational, government and healthcare sectors, which tend to be less prone to cyclical trends than high technology and other sectors that are prevalent in the greater Bay Area. However, the region has lost approximately 9.0% of its employment base between January 2008 and December 2009. As of December 2009, the area had an unemployment rate of 11.8%. RCG believes that the economy will begin to grow in 2010, with job growth accelerating to an average annual growth rate of 1.2% from 2011 to 2014. RCG believes that the East Bay economy is well positioned over the medium to long term given its diversified economic base together with its proximity to large clusters of high growth industries in Silicon Valley and San Francisco.

Overall Office Market. The East Bay office market contains approximately 59 million square feet. The market has historically been a lower cost alternative to San Francisco where a number of companies have housed their back-office operations. However, several large corporations maintain headquarters in the market, including Chevron, Clorox, Kaiser Permanente and Safeway. The contraction in employment in the region resulted in an increase in the vacancy rate to 18.7% as of December 2009, and a 12.1% decline in asking rental rates during 2009. RCG projects the vacancy rate to decrease to 18.5% by the end of 2010 and continue to decline through 2014. RCG projects a slow recovery in the East Bay office market as high growth companies seek lower cost space and a rebound in consumer and business spending lead to increased activity at the port. RCG projects that vacancy will decrease to 15.1% and annual rent growth to increase to 3.7% annually by 2014.

BUSINESS AND PROPERTIES

Overview

We are a full-service, vertically integrated real estate company focused on owning, operating and acquiring high-quality office properties in select growth markets primarily in Northern and Southern California. Our investment strategy is focused on high barrier-to-entry, in-fill locations with favorable, long-term supply-demand characteristics. These markets include Los Angeles, Orange County, San Diego, San Francisco, Silicon Valley and the East Bay, which we refer to as our target markets. Upon consummation of this offering and the formation transactions, we will own eight properties totaling approximately 2.0 million square feet, strategically located in many of our target markets.

We were formed as a Maryland corporation in 2009 to succeed the business of Hudson Capital, LLC, a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. Mr. Coleman co-founded Arden Realty, Inc. (NYSE: ARI), or Arden, in 1990 and served as President, Chief Operating Officer and Director after taking the company public on the NYSE in 1996. Arden was a publicly traded real estate investment trust, or REIT, engaged in owning, acquiring, managing, leasing, developing and renovating office properties located in Southern California. Mr. Stern, while serving as Senior Vice President and Chief Investment Officer of Arden, oversaw the expansion of the company’s portfolio from 12 million square feet to approximately 20 million square feet and was responsible, together with other Arden personnel, for all acquisition, disposition, development and new investment activities. As senior members of Arden’s management team, Messrs. Coleman and Stern were instrumental in helping Arden become one of the largest owners of office properties in Southern California. In May 2006, Arden was sold to GE Real Estate, a division of General Electric Capital Corporation, for $4.8 billion in total enterprise value, compared to an enterprise value of $583 million at the time of its initial public offering. An investment in the common stock of Arden at the time of its initial public offering until its final sale generated a total return to stockholders of approximately 338% per share for each share purchased at the initial public offering price of $20.00 per share (assuming reinvestment of all cash dividends since the initial public offering in 1996) compared to a total return of 263% for the MSCI US REIT Index over the same period.

We believe Mr. Coleman’s and Mr. Stern’s successful history of operating a publicly traded real estate company, significant expertise in operating in the California office sector and extensive, long-term relationships with real estate owners, developers and lenders, coupled with our conservative capital structure and access to capital, will allow us to identify and capitalize on attractively priced investment opportunities in the current distressed environment. We believe the current conditions of the financial markets have created significant dislocation between market and intrinsic value in office properties, thereby producing a favorable environment to acquire office properties. Specifically, we believe that given the current scarcity of available capital for commercial real estate, many California real estate owners will encounter increasing distress as they are required to refinance debt and may be forced to sell certain assets to remain solvent. In addition, we believe our senior management team’s experience in the California office sector will position us to improve occupancy rates and operating performance in our initial portfolio, as well as at any newly acquired properties, as the California economy and the real estate markets begin to recover.

We plan to focus our investment strategy on office properties located in submarkets with growth potential as well as on underperforming properties or portfolios that provide opportunities to implement a value-add strategy to increase occupancy rates and cash flow. This strategy includes active management, aggressive leasing efforts, focused capital improvement programs, the reduction and containment of operating costs and an emphasis on tenant satisfaction.

Upon consummation of this offering and the formation transactions, our initial portfolio will consist of six office properties totaling approximately 1.2 million square feet, which were approximately 79.1% leased as of March 31, 2010 (or 85.7%, giving effect to leases signed but not commenced as of that date), and two state-of-the-art media and entertainment properties comprising approximately 544,763 square feet of office and support space and approximately 312,669 square feet of sound-stage production facilities. We also own 1.85 acres of undeveloped land adjacent to our media and entertainment properties, which together with redevelopment opportunities at our media and entertainment properties, could support over one million square feet of additional office and support space. In addition, our City Plaza property is subject to a development agreement that, subject to the payment of certain fees and the satisfaction of other conditions, permits the development of an additional 360,000 square foot building and parking structure. Our properties are concentrated in premier submarkets that have high barriers to entry with limited supply of land, high construction costs and rigorous entitlement processes.

Our initial portfolio consists of assets contributed by entities owned by Hudson Capital, LLC, the Farallon Funds, the Morgan Stanley Investment Partnership and third parties. We believe our long-standing relationships with our contributors, as well as with other real estate companies, financial institutions and local operators, will enhance our access to capital and ability to source leasing and acquisition opportunities. We have access to and are actively pursuing a pipeline of potential acquisitions consistent with our investment strategy. In addition, we expect our tenant relationships with leading media, entertainment, professional and financial services firms, such as NBC/Universal, CBS Studios, ABC Studios, 20th Century Fox, Technicolor, Saatchi & Saatchi, Bank of America Merrill Lynch and U.S. Bank will allow us to maintain above average occupancy levels as compared to others in our target markets.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2010. We will conduct substantially all of our business through our operating partnership, of which we will serve as the sole general partner and own approximately     %.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners and operators of office properties and will enable us to capitalize on the general dislocation in the real estate market to successfully expand and operate our portfolio.

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Experienced Management Team with a Proven Track Record of Acquiring and Operating Assets and Managing a Public Office REIT. Our senior management team, led by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively, has an average of over 20 years of experience in the commercial real estate industry, with a focus dedicated exclusively to owning, acquiring, developing, operating, financing and selling office properties in California. In particular, Messrs. Coleman and Stern, who have worked together for approximately 10 years through all stages of the real estate market cycle, have overseen the acquisition and operation of more than 20 million square feet, with an aggregate purchase price in excess of $10 billion. A significant portion of our senior management team’s experience was acquired while operating Arden, which they helped grow from an enterprise value of approximately $583 million at its initial public offering in October 1996 to approximately $4.8 billion in 2006, when Arden was sold to GE Real Estate, a division of General Electric Capital Corporation, near the peak of the real estate market.

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Committed and Incentivized Management Team. Our senior management team will be dedicated to our successful operation and growth with no real estate business interests outside of our company. Additionally, upon completion of this offering and consummation of the concurrent private placement and the formation transactions, our senior management team will own approximately         % of our common stock on a fully diluted basis, thereby aligning management’s interests with those of our stockholders.

•	California Focus with Local and Regional Expertise. We will primarily focus on acquiring and managing office properties in both Northern and Southern California, where our senior management has significant expertise and relationships. According to RCG, California has historically experienced strong rebounds in its real estate market after prior recessions as demand for commercial real estate in California is driven by its dynamic, innovative and diversified economy that RCG believes will continue to grow and create demand for office space over the long term. California outpaced the rate of national job creation during several cycles, including the periods following the mid-1970s recession, the late 1980s recession, and during the late 1990s. Additionally, many of California’s leading markets are supply constrained as a result of the scarcity of available land, high construction costs and restrictive entitlement processes, which we believe have helped drive strong rebounds in the California real estate market after prior recessions. We believe our experience, in-depth market knowledge and meaningful industry relationships with brokers, tenants, landlords, lenders and other market participants enhances our ability to identify and capitalize on attractive acquisition opportunities, particularly those that arise in California.

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Long-Standing Relationships that Provide Access to an Extensive Pipeline of Investment and Leasing Opportunities. We have an extensive network of long-standing relationships with real estate developers, individual and institutional real estate owners, national and regional lenders, brokers, tenants and other participants in the California real estate market. We believe these relationships will provide us access to an ongoing pipeline of attractive acquisition opportunities and additional growth capital, both of which may not be available to our competitors. For example, our relationships with two leading investment management firms, Farallon, affiliates of which are contributing assets in conjunction with this offering, and Morgan Stanley, which manages certain funds that own the general partner of an investment vehicle that is likewise contributing assets in conjunction with this offering, will provide us with critical market intelligence, future acquisition opportunities and potential joint venture partners. Additionally, we focus on establishing strong relationships with our tenants in order to understand their long-term business needs, which we believe will enhance our ability to retain quality tenants, facilitate our leasing efforts and maximize cash flows from our properties.

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Growth Oriented, Flexible and Conservative Capital Structure. We expect to be well-capitalized following the completion of this offering and the concurrent private placement. We will have cash on hand and expect to enter into a $195 million secured credit facility, which together with our available cash, should give us a significant amount of capital to pursue acquisitions and execute our growth strategy. Upon completion of this offering and the concurrent private placement, we will have approximately $94.3 million of debt outstanding, with approximately $57.3 million maturing in 2011, which will permit management to focus on our business and growth strategies rather than on balance sheet repair. Upon the completion of this offering and the concurrent private placement, we will have an initial debt-to-market capitalization ratio of approximately     %, which is substantially lower than that of many of our office REIT peers. We believe our flexible and conservative capital structure provides us with an advantage over many of our private and public competitors as the combined adverse effects of many of our competitors’ highly leveraged capital structures and declines in the operating performance of their existing properties will constrain their ability to make acquisitions.

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Irreplaceable Media and Entertainment Assets in a Premier California Submarket. Our Sunset Gower and Sunset Bronson media and entertainment properties are located on Sunset Boulevard, just off of the Hollywood Freeway, in the heart of Hollywood. These facilities, which are situated on approximately 15.6 and 10.6 acres, respectively, were originally built in the 1920s as the headquarters of Columbia Pictures and Warner Brothers and represent a unique and irreplaceable assemblage of land in densely populated Los Angeles. We are the largest owner and operator of independent media and entertainment properties in Los Angeles and possess large, modern sound stages, plentiful office space with state-of-the-art telecommunications and data network infrastructure. Our properties are important facilities for major film and television companies and independent producers, most of which outsource a portion of their productions to independent media and entertainment properties. We believe our media and entertainment properties are attractively located and benefit from high barriers to entry, with a limited supply of readily developable land. In addition, there are substantial costs associated with acquiring and developing suitable land and extensive knowledge required to develop and operate such facilities. As a result of these high barriers to entry, there is effectively no new supply of media and entertainment space in the urban core of Los Angeles. We believe the limited supply of media and entertainment properties, coupled with the continued demand for such properties in Los Angeles, which remains the center of the entertainment industry in the United States, will help ensure that these assets remain critical to the industry.

Business and Growth Strategies

Our primary business objectives are to increase operating cash flows, generate long-term growth and maximize stockholder value. Specifically, we intend to pursue the following strategies to achieve these objectives:

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Pursue Acquisitions of Distressed and/or Underperforming Office Properties. We intend to capitalize on the attractive investment environment by acquiring properties at meaningful discounts to our estimates of their intrinsic value. Additionally, we intend to acquire properties or portfolios that are distressed due to near-term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. We believe our success implementing this strategy is exemplified by our recent acquisition of City Plaza, a 333,922 square foot Class-A office building located in Orange, California. Our predecessor acquired the loan on the City Plaza property in August 2008 at a substantial discount and subsequently obtained title to the property. Our acquisition of City Plaza illustrates how our relationships with other real estate owners, lenders, joint venture partners and tenants can create a competitive advantage to capitalize on new acquisition opportunities. In that case, long-standing ties to the existing owner and their project lender and our record of performance facilitated that acquisition through a joint venture with Farallon. We believe that our extensive relationships with real estate owners, developers and lenders, together with our strong balance sheet and access to liquidity, will allow us capitalize on similar value-add opportunities.

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Focus on High Barrier-to-Entry Markets. We will target in-fill, suburban markets and central business districts primarily in California. These markets have historically had favorable long-term supply/demand characteristics and significant institutional ownership of real estate, which we believe have helped support real estate fundamentals and valuations over the long term. We believe that these factors will help preserve our capital during periods of economic decline and generate above average returns during periods of economic recovery and growth.

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Proactive Asset and Property Management. We intend to actively manage our portfolio, employ aggressive leasing strategies and leverage our existing tenant relationships to increase the occupancy rates at our properties, attract high quality tenants and maximize tenant retention rates. In addition, we are focused on extending lease durations at our media and entertainment properties to provide greater visibility and less volatility in cash flows. We believe our successful leasing of the City Plaza property illustrates our proactive asset management. At the time of its acquisition in August 2008, the property was only approximately 38% leased. By employing aggressive leasing strategies, leveraging our extensive tenant relationships and focusing on tenant retention, we have increased the leased square footage of the property to approximately 92.1% as of March 31, 2010. We believe that we will be able to apply our management and leasing expertise to newly acquired, underperforming properties in order to similarly maximize the performance of such properties.

We have also targeted ways to improve net operating income through controlling or reducing operating costs. For example, the close proximity of our two Hollywood media and entertainment properties has enabled us to proactively cut various operating costs. Leveraging our economies of scale, we restructured our security staffing at these locations to eliminate certain redundancies in personnel. We also reduced costs by consolidating service contracts, such as elevator maintenance services, fire life safety maintenance, pest control services and lot sweeping services.

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Repositioning and Development of Properties. We intend to leverage our real estate expertise to reposition and redevelop our existing properties, as well as properties that we acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital. Our media and entertainment properties encompass approximately 26 acres in the heart of Hollywood – one of the largest land holdings under common control in the market. In addition, we control two land parcels adjacent to our Sunset Bronson property that are available for new ground-up developments in a supply and land-constrained market. We believe our media and entertainment properties and undeveloped land offer significant growth potential, with over one million square feet of potential incremental development and redevelopment space. We believe the limited supply of media and entertainment space in the market, as well as the aging of much of the existing inventory, creates a unique opportunity to reshape this asset class. We also have a fully-entitled development agreement for our City Plaza property that allows for a new 360,000 square foot building and parking structure to be developed on our 11.5 acre site that we believe could be a valuable long-term asset. Our senior management team’s development and redevelopment experience includes:

•	the development of Technicolor’s worldwide headquarters, a six-story, build-to-suit, 114,958 square foot office and production building at our Sunset Gower property;

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the development of the Howard Hughes Center, a 70-acre development located adjacent to Interstate 405 near Los Angeles International Airport, which involved the master planning, development and construction of a business park with four Class-A, multi-story office buildings totaling approximately 972,000 square feet and structured parking totaling approximately 2,700 stalls. We also obtained entitlements to build 600 residential units on vacant parcels throughout the center; and

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the redevelopment of the Westwood Center, a 328,000 square foot, Class-A office building located in West Los Angeles, which involved the complete redesign and reconstruction of building exterior curtain walls, structural systems, elevators, common areas, tenant areas and mechanical, electrical and plumbing systems, or MEP.

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Value Creation Through Capital Recycling Program. We intend to pursue an efficient asset allocation strategy that maximizes the value of our investments by selectively disposing of properties whose returns appear to have been maximized and redeploying capital into acquisition, development and redevelopment opportunities with higher return prospects, in each case in a manner that is consistent with our qualification as a REIT. Our management team has a demonstrated history of selling assets and reinvesting proceeds in acquisition, development and redevelopment opportunities with higher returns in target submarkets.

Acquisition Pipeline

We have an extensive network of long-standing relationships with real estate developers, individual and institutional real estate owners and national and regional lenders in the California and West Coast real estate markets. We believe our network of relationships will provide us access to an ongoing pipeline of attractive acquisition opportunities, which may not be available to our competitors. Our network of relationships is evident from the composition of our initial portfolio, which is comprised of assets contributed by two leading investment management firms, Farallon and Morgan Stanley. Our relationships with these firms provide us with valuable market intelligence, as well as potential future acquisition opportunities from additional assets within their respective portfolios.

We are currently in discussions regarding a number of acquisition opportunities in our target markets that have come to our attention through our network of relationships. As of May 10, 2010, we were tracking and evaluating acquisition opportunities that include approximately 15 single-asset and portfolio transactions located throughout California with an estimated aggregate purchase price of over $1.5 billion and over 5.0 million total square feet. Approximately two-thirds of the potential property acquisitions we are evaluating are off-market transactions sourced through our network of relationships. Although we are continuing to engage in discussions and preliminary negotiations with sellers and have commenced the process of conducting diligence on some of these assets or have submitted non-binding indications of interest, in light of our pending initial public offering, we have not agreed upon terms relating to, or entered into binding commitments with respect to, any of these potential acquisition opportunities. As such, there can be no assurance that we will complete any of the potential acquisitions we are currently evaluating.

Our Initial Portfolio

Upon completion of this offering and consummation of the formation transactions, we will own eight properties located in six California submarkets, containing a total of approximately 2.0 million square feet, which we refer to as our initial portfolio. The following table presents an overview of our initial portfolio, based on information as of March 31, 2010.

Property	City	Year Built/ Renovated	Square Feet(1)	Percent Leased(2)		Annualized/ Annual Rent(3)	Annualized/ Annual Rent Per Leased Square Foot(4)

OFFICE PROPERTIES

Operating Properties
City Plaza	Orange	1969/99	333,922	92.1	%(5)	$7,779,694	$25.30
First Financial	Encino (LA)	1986	222,423	89.4		6,661,152	33.48
Del Amo Office(6)	Torrance	1986	113,000	100.0		3,069,070	27.16
Technicolor Building	Hollywood (LA)	2008	114,958	100.0		5,231,052	45.50
Tierrasanta	San Diego	1985	104,234	96.8		2,346,562	23.25

Total/Weighted Average Operating Properties:			888,537	94.0%		$25,087,529	$30.04

Redevelopment Properties
875 Howard Street(7) (8)	San Francisco	Various	286,270	33.0%		1,181,699	12.50

Total/Weighted Average Office Properties:			1,174,807	79.1	% (9)	$26,269,228	$28.25

MEDIA & ENTERTAINMENT PROPERTIES
Sunset Gower	Hollywood (LA)	Various	543,709	66.1		10,818,963	30.12
Sunset Bronson	Hollywood (LA)	Various	313,723	68.4		10,380,340	48.36

Total/Weighted Average Media & Entertainment Properties:			857,432	66.9		21,199,303	36.95

LAND
Sunset Bronson—Lot A	Hollywood (LA)	N/A	273,913
Sunset Bronson—Redevelopment	Hollywood (LA)	N/A	389,740
Sunset Gower—Redevelopment	Hollywood (LA)	N/A	423,396
City Plaza	Orange	N/A	360,000

Total Land Assets:			1,447,049

Portfolio Total:			3,479,288

(1)	Square footage for office and media and entertainment properties has been determined by management based upon estimated leaseable square feet, which may be less or more than the Building Owners and Managers Association, or BOMA, rentable area. Square footage may change over time due to remeasurement or releasing. Square footage for land assets represents management’s estimate of developable square feet, the majority of which remains subject to receipt of entitlement approvals that have not yet been obtained.
(2)	Percent leased for office properties is calculated as (i) square footage under commenced leases as of March 31, 2010, divided by (ii) total square feet, expressed as a percentage. Percent leased for media and entertainment properties is the average percent leased for the 12 months ended March 31, 2010. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.
(3)	We present rent data for office properties on an annualized basis, and for media and entertainment properties on an annual basis. Annualized rent for office properties is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. Total abatements with respect to the office properties for leases in effect as of March 31, 2010 for the 12 months ending March 31, 2011 are $2,477,792. Annualized rent data for our office properties is as of March 31, 2010 and does not reflect scheduled lease expirations for the 12 months ending March 31, 2011. For lease expiration data, see “Business and Properties—Lease Expirations of Office Portfolio.” Annual rent for media and entertainment properties reflects actual rent for the 12 months ended March 31, 2010. For our non-gross leases, annualized rent is converted to gross by adding expense reimbursements to base rent where such expense reimbursements are known (as in the case of the Technicolor Building) and, where tenant pays such expenses directly, by adding broker- or owner-estimated expenses to base rent.
(4)	Annualized rent per leased square foot for the office properties is calculated as (i) annualized rent divided by (ii) square footage under lease as of March 31, 2010. Annual rent per leased square foot for the media and entertainment properties is calculated as (i) actual rent for the 12 months ended March 31, 2010, divided by (ii) average square feet under lease for the 12 months ended March 31, 2010.
(5)	Does not include 3,531 square feet that will be leased to our subsidiary for property management offices.
(6)	Our acquisition of this property is subject to closing conditions that may not be in our control. See “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.”
(7)	875 Howard Street consists of two buildings, a retail building of approximately 95,000 square feet that is 100% leased and an office building of approximately 191,000 square feet that underwent redevelopment, which was completed on April 1, 2010.
(8)	As of March 31, 2010, we had entered into two leases with respect to our 875 Howard Street property that had not commenced as of March 31, 2010. The following table sets forth certain data with respect to the uncommenced leases.

	Uncommenced Leases
Property	Leased Square Feet Under Uncommenced Leases(a)	Annualized Rent Under Uncommenced Leases(b)		Annualized Rent Per Leased Square Foot Under Uncommenced Leases(c)
875 Howard Street	76,873	$2,177,862	(d)	$28.33

(a)	One of the uncommenced leases commenced on April 1, 2010 and the other commences on December 31, 2010. See “Business and Properties—Uncommenced Leases.”
(b)	Annualized rent under uncommenced leases is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the first full month under the respective uncommenced leases by (ii) 12. Total abatements under uncommenced leases entered into as of March 31, 2010 for the 12 months ending March 31, 2011 are $1,131,894.
(c)	Annualized rent per leased square foot under uncommenced leases is calculated as (i) annualized rent under uncommenced leases, divided by (ii) leased square feet under uncommenced leases.
(d)	The uncommenced leases for the 875 Howard Street property are net of janitorial costs and utilities, and annualized rent for such leases has been converted to gross by adding the owner’s estimate of expenses to base rent.
(9)	After giving effect to uncommenced leases signed as of March 31, 2010, the total percent leased for office properties would have been 85.7% as of March 31, 2010.

Office Portfolio

Our initial portfolio consists of six office properties comprising an aggregate of approximately 1.2 million square feet. As of March 31, 2010, our office properties were approximately 79.1% leased to approximately 80 tenants (or 85.7% leased, giving effect to leases signed but not commenced as of that date). All of our office properties are located in prime California submarkets. As of March 31, 2010, the weighted average remaining lease term for our office portfolio was 49 months.

Tenant Diversification of Office Portfolio

Our initial office portfolio is currently leased to a variety of companies. The following table sets forth information regarding the 20 largest tenants in our initial office portfolio based on annualized rent as of March 31, 2010.

Tenant	Property	Lease Expiration	Earliest Optional Termination Date by Tenant		Total Leased Square Feet	Percentage of Office Portfolio Square Feet	Annualized Rent(1)	Percentage of Office Portfolio Annualized Rent
Technicolor Creative Services USA, Inc.	Technicolor Building	05/31/20	—		114,958	9.8%	$5,231,052	19.9%
Saatchi & Saatchi North America, Inc.(2)	Del Amo Office	12/31/19	12/31/11		113,000	9.6	3,069,070	11.7
Kondaur Capital Corp.	City Plaza	03/31/13	—		122,425	10.4	2,938,200	11.2
Pepperdine University	First Financial	01/31/19	—		35,351	3.0	1,367,730	5.2
Burlington Coat Factory(3)	875 Howard Street	02/28/13	03/31/11		94,505	8.0	1,181,699	4.5
Medical Specialties	City Plaza	12/31/16	—		29,369	2.5	704,856	2.7
RBF Consulting	Tierrasanta	03/31/14	03/31/12	(6)	31,422	2.7	700,711	2.7
Walsworth, Franklin, Bevins(4)	City Plaza	12/31/19	12/31/16		28,141	2.4	675,384	2.6
Master Halco	City Plaza	02/28/19	02/28/17	(6)	19,876	1.7	663,262	2.5
California Bank & Trust	Tierrasanta	06/30/18	—		23,208	2.0	620,582	2.4
Liberty Mutual Insurance	City Plaza	08/31/11	—		18,550	1.6	498,995	1.9
Marcus & Millichap(5)	First Financial	09/30/16	09/30/11		14,500	1.2	461,100	1.8
Merrill Lynch, Pierce, Fenner & Smith Incorporated	First Financial	04/30/16	04/30/12	(6)	15,838	1.3	437,129	1.7
Brady, Vorwerck, Ryder & Caspino	City Plaza	08/31/19	08/31/14	(6)	18,350	1.6	429,390	1.6
Vitas Healthcare Corp.	First Financial	02/28/14	02/28/11	(6)	13,390	1.1	385,230	1.5
Martini, Losue & Akpo	First Financial	11/30/14	—		10,293	0.9	377,136	1.4
Haber Corporation	First Financial	09/30/12	—		12,973	1.1	419,759	1.6
Calco Insurance Brokers & Agents	City Plaza	09/30/11	—		11,964	1.0	314,414	1.2
United States Fire Insurance Co.	City Plaza	03/31/16	—		14,207	1.2	289,823	1.1
U.S. Bank	First Financial	12/31/16	—		8,048	0.7	278,380	1.1

Total:					750,368	63.9%	$21,043,901	80.1%

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. Total abatements for the 20 largest tenants in our office portfolio as of March 31, 2010 for the 12 months ending March 31, 2011 are $2,436,687. For our non-gross leases, annualized rent is converted to gross by adding expense reimbursements to base rent where such expense reimbursements are known, and, where the tenant pays such expenses directly, by adding broker- or owner-estimated expense to base rent.
(2)	This lease is subject to early termination options on December 31, 2011, December 31, 2014 and December 31, 2016, in each case in exchange for payment of an early termination fee estimated to be approximately $5.0 million for 2011, $3.1 million for 2014 and $1.9 million for 2016.

(3)	This lease is scheduled to expire on February 28, 2013; however, the tenant has a continuing early termination right that can be exercised upon one year’s prior notice. We believe this lease is currently substantially below market rental rates.
(4)	This lease is subject to early termination by the tenant in exchange for payment of an early termination fee of unamortized leasing costs.
(5)	This lease is subject to early termination options with respect to 3,036 square feet on September 30, 2011 and with respect to 11,464 square feet on September 30, 2014, in each case in exchange for payment of an early termination fee.
(6)	Each of these leases is subject to early termination by the tenant in exchange for payment of an early termination fee.

Uncommenced Leases

As of March 31, 2010, we have entered into two leases with respect to our 875 Howard Street property that have not yet commenced. The following table sets forth data for these two uncommenced leases.

Tenant	Lease Commencement	Lease Expiration	Earliest Optional Termination Date by Tenant	Total Leased Square Feet	Percentage of Office Portfolio Square Feet	Annualized Rent(1)
Carat USA	04/01/10	03/31/17	03/31/16	33,291	2.8	1,131,894
Heald College	12/01/10	11/30/20	11/30/17	43,582	3.7	1,045,968

Total Uncommenced Leases:				76,873	6.5%	$2,177,862

(1)	For uncommenced leases, annualized rent is calculated by multiplying (i) the first full month of contractual rents to be received under the applicable lease (defined as cash rents (before abatements)), by (ii) 12. The Carat USA and Heald College leases are net of janitorial costs and utilities and have been grossed up by adding the owner’s estimate of expenses to base rent to make them equivalent to full service gross leases. Total abatements under uncommenced leases as of March 31, 2010 for the 12 months ending March 31, 2011 are $1,131,894.

Lease Distribution of Office Portfolio

The following table sets forth information relating to the distribution of leases in our initial office portfolio, based on net rentable square feet under lease as of March 31, 2010.

Square Feet Under Lease	Number of Leases	Percentage of All Leases	Total Leased Square Feet	Percentage of Office Portfolio Leased Square Feet	Annualized Rent(1)	Percentage of Office Portfolio Annualized Rent
2,500 or less	33	41.3%	47,767	5.1%	$1,439,945	5.5%
2,501-10,000	28	35.0	139,694	15.0	4,063,763	15.5
10,001-20,000	10	12.5	149,941	16.1	4,276,237	16.3
20,001-40,000	5	6.3	147,491	15.9	4,069,263	15.5
40,001-100,000	1	1.3	94,505	10.2	1,181,699	4.5
Greater than 100,000	3	3.8	350,383	37.7	11,238,322	42.8

Office Portfolio Total:	80	100.0%	929,781	100.0%	$26,269,228	100.0%

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010 by (ii) 12. Total abatements for leases in effect as of March 31, 2010 for the 12 months ending March 31, 2011 are $2,477,792.

Lease Expirations of Office Portfolio

The following table sets forth a summary schedule of the lease expirations for leases in place as of March 31, 2010 plus available space, for each of the ten full calendar years beginning January 1, 2010 at the properties in our initial office portfolio. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Office Portfolio Square Feet	Annualized Rent(1)	Percentage of Office Portfolio Annualized Rent	Annualized Rent Per Leased Square Foot
Vacant(2)	—	245,026	20.9%	$—	—%	$—
2010	12	36,940	3.1	1,046,483	4.0	28.33
2011(3)	19	296,387	25.2	6,676,608	25.4	22.53
2012	15	105,594	9.0	2,885,891	11.0	27.33
2013	13	145,921	12.4	3,772,404	14.4	25.85
2014	10	67,219	5.7	1,919,177	7.3	28.55
2015	1	2,806	0.2	82,384	0.3	29.36
2016	4	79,765	6.8	1,948,443	7.4	24.43
2017	2	20,642	1.8	681,646	2.6	33.02
2018	1	23,208	2.0	620,582	2.4	26.74
2019	1	35,351	3.0	1,367,730	5.2	38.69
Thereafter	2	115,948	9.9	5,267,880	20.1	45.43

Office Portfolio Total/Weighted Average:	80	1,174,807	100.0%	$26,269,228	100.0%	$28.25

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. Total abatements for leases in effect as of March 31, 2010 for the 12 months ending March 31, 2011 are $2,477,792. For our non-gross leases, annualized rent is converted to gross by adding expense reimbursements to base rent where such expense reimbursements are known and, where the lease has not commenced or the tenant pays such expenses directly, by adding broker- or owner-estimated expenses to base rent.
(2)	Includes redevelopment space at our 875 Howard Street property and does not reflect the impact of uncommenced leases. After giving effect to uncommenced leases signed as of March 31, 2010, vacant space would represent only 14.3% of office portfolio square feet.
(3)	Includes the Burlington Coat Factory lease representing 94,505 square feet of space at our 875 Howard Street property, which has an expiration date of February 28, 2013 but is subject to a continuing early termination right that can be exercised upon one year’s prior notice. Also includes the Saatchi & Saatchi lease representing 113,000 square feet of space at our Del Amo Office property, which is scheduled to expire on December 31, 2019. However, the lease is subject to early termination options on December 31, 2011, December 31, 2014 and December 31, 2016, in each case in exchange for payment of an early termination fee estimated to be approximately $5.0 million for 2011, $3.1 million for 2014 and $1.9 million for 2016. If neither Saatchi & Saatchi nor Burlington Coat Factory exercise their early termination rights in 2011, leases representing only 7.6% of our office portfolio will expire in 2011. This 7.6% represents $2,425,839 in annualized rent and 9.2% of office portfolio annualized rent.

Description of Our Office Properties

City Plaza, Orange, California

City Plaza is a nineteen-story, steel-framed, Class-A office building located in Orange, California. The property, built in 1969 and renovated in 1999, contains 333,922 net rentable square feet situated on a 11.5 acre lot with 1,138 parking spaces. The property is located near the intersection of two major freeways, Interstate 5 and Highway 22, at the geographic center of Orange County, a location that has attracted many diverse, high- quality tenants from across Orange County, including United States Fire Insurance Company, Calco Insurance Brokers, Walsworth, Franklin, Bevins & McCall, Kondaur Capital Corp. and Brady, Vorwerck Rider & Caspino. Additionally, the property is located adjacent to The Block, a 715,000 square-foot regional mall providing an array of amenities, including restaurants, retail establishments and movie theaters that are attractive to potential and existing tenants, as well as local residents. Our predecessor acquired the loan on City Plaza in August 2008 at a substantial discount and subsequently obtained title to the property from the borrower. At the time of acquisition, the property was only approximately 38% leased. We have since signed 19 leases, including both new and renewed leases, representing approximately 245,000 square feet. We believe our success in leasing City Plaza during 2009 was a result of our aggressive leasing strategies, extensive relationships with real estate brokers and tenants in Orange County and our financial strength relative to many other landlords in Orange County that may be over-leveraged. As of March 31, 2010, City Plaza was approximately 92.1% leased to 30 tenants operating in various industries.

City Plaza Primary Tenants

The following table summarizes information regarding the primary tenants of City Plaza as of March 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant		Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Rent(1)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
Kondaur Capital Corp.(2)	Financial	03/31/13	—		1 x 5 years	122,425	36.7%	$2,938,200	$24.00	37.8%
Medical Specialties(3)	Medical Processing	12/31/16	—		1 x 5 years	29,369	8.8	704,856	24.00	9.1
Walsworth, Franklin, Bevins	Legal	12/31/19	12/31/16		1 x 5 years	28,141	8.4	675,384	24.00	8.7
Master Halco	Industrial / Fencing	02/28/19	02/28/17	(4)	1 x 5 years	19,876	6.0	663,262	33.37	8.5
Liberty Mutual Insurance	Insurance	08/31/11	—		1 x 5 years	18,550	5.6	498,995	26.90	6.4

Total / Weighted Average:						218,361	65.4%	$5,480,697	$25.10	70.4%

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12.
(2)	Kondaur Capital Corp. entered into a new lease covering 122,425 square feet of space that commenced on March 15, 2010. The new lease is subject to a six-and-one-half month free rent period from April to October 2010. Total abatements under the new lease for the 12 months ending March 31, 2011 are $1,591,525.
(3)	Total abatements under the Medical Specialties lease for the 12 months ending March 31, 2011 are $97,897. In connection with the entry into a lease with this tenant, we assumed the tenant’s remaining obligation under its prior lease, which we estimate at $440,789 per year through August 2011. This obligation may be reduced if we are able to sublease the tenant’s previous space or if the tenant’s previous landlord offers to acquire our leasehold interest.
(4)	The early termination right is subject to an early termination fee.

City Plaza Lease Expirations

The following table sets forth the lease expirations for leases in place at City Plaza as of March 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2010. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of March 31, 2010, the weighted average remaining lease term for this property was 48 months without giving effect to uncommenced leases.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Rent(1)	Percentage of Property Annualized Rent	Annualized Rent Per Leased Square Foot
Vacant(2)	—	26,466	7.9%	$—	—%	$—
2010	3	5,844	1.8	174,852	2.2	29.92
2011	9	45,873	13.7	1,210,930	15.6	26.40
2012	6	16,091	4.8	503,427	6.5	31.29
2013(3)	4	125,210	37.5	3,019,210	38.8	24.11
2014(4)	3	22,079	6.6	519,567	6.7	23.53
2015	—	—	—	—	—	—
2016	3	71,717	21.5	1,670,063	21.5	23.29
2017(5)	2	20,642	6.2	681,646	8.8	33.02
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average:	30	333,922	100.0%	$7,779,694	100.0%	$25.30

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. Total abatements for leases in effect as of March 31, 2010 for the 12 months ending March 31, 2011 are $2,153,015.
(2)	Includes 3,531 square feet that will be leased to our subsidiary for property management offices but does not reflect the impact of uncommenced leases.
(3)	Includes 122,425 square feet of space under the Kondaur Capital Corp. lease, which expires on March 31, 2013.
(4)	Includes the Brady, Vorwerck, Ryder & Caspino lease representing 18,350 square feet of space, which is scheduled to expire on August 31, 2019. However, this lease is subject to a one-time early termination right on August 31, 2014 in exchange for an early termination fee.
(5)	Includes the Master Halco lease representing 19,876 square feet of space, which is scheduled to expire on February 28, 2019. However, this lease is subject to a one-time early termination right on February 28, 2017 in exchange for an early termination fee.

City Plaza Percent Leased and Rent

The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for City Plaza as of the dates indicated below:

Date(1)	Percent Leased		Annualized Rent Per Leased Square Foot	Annualized Net Effective Rent Per Leased Square Foot(2)
March 31, 2010	92.1%		$25.30	$24.07
December 31, 2009	72.8	(3)	25.39	25.56
December 31, 2008	43.0		27.75	28.08

(1)	Because we did not own this property prior to 2008, we are unable to show data for years prior to this time.
(2)	Annualized net effective rent per leased square foot represents (i) the contractual rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of City Plaza.

Upon completion of this offering and the consummation of the formation transactions, City Plaza is expected to be included in the portfolio of properties available to secure our secured credit facility. For more information regarding our secured credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding after this Offering—Secured Revolving Credit Facility.”

Also in connection with our acquisition of the City Plaza property, we agreed to assume certain costs of design and construction, in the amount of approximately $1.0 million, related to the reconfiguration of certain surface parking areas and the construction of a new road way that will be located on both the City Plaza property and adjacent property, which improvements will improve access to both the City Plaza property and the adjacent retail center from the highway. The construction of these improvements has not yet commenced, and the agreement pursuant to which such payment is due has lapsed. However, we have agreed in principal with the adjacent property owner that is responsible for the construction to extend the agreement.

With respect to our City Plaza property, we are obligated under a parking easement agreement to provide 1,250 parking spaces for use by the adjacent property owner. However, due to a condemnation event that occurred subsequent to the granting of such parking easement, we are currently only able to provide 1,122 parking spaces for such use. We are in discussions with the holder of the easement to address the current deficiency.

The current real estate tax rate for City Plaza is $10.3156 per $1,000 of assessed value. The total annual tax for City Plaza at this rate for the 2009 tax year is $722,155 (at a taxable assessed value of $70 million). In addition, there was $23,963.80 in various direct assessments imposed on City Plaza by the City of Orange and County of Orange for the 2009 tax year. We expect a downward reassessment of this property following completion of the formation transactions.

First Financial, Encino, California

First Financial is a six-story, steel-framed office building located in Encino, California at the intersection of Ventura and Balboa Boulevards. The property, built in 1986, contains 222,423 net rentable square feet and a 49,560 square foot four-story parking garage with 690 parking spaces. The property has access to two major freeways, the Ventura (Highway 101) and San Diego (Interstate 405) Freeways, and is located near many of Los Angeles’s residential communities in the central part of the San Fernando Valley. As of March 31, 2010, First Financial was approximately 89.4% leased to 38 tenants (including the property management tenant).

First Financial Primary Tenants

The following table summarizes information regarding the primary tenants of First Financial as of March 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant		Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Rent(1)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
Pepperdine University	Educational	01/31/19	—		2 x 5 years	35,351	15.9%	$1,367,730	$38.69	20.5%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	Financial	04/30/16	04/30/12	(2)	2 x 1 – 5 years	15,838	7.1	437,129	27.60	6.6
Marcus & Millichap(3)	Real Estate	09/30/16	09/30/11		1 x 5 years	14,500	6.5	461,100	31.80	6.9
Vitas Healthcare Corp.	Healthcare	02/28/14	02/28/11	(4)	1 x 5 years	13,390	6.0	385,230	28.77	5.8
Haber Corporation	Accounting	09/30/12	—		1 x 5 years	12,973	5.8	419,759	32.36	6.3

Total/Weighted Average:						92,052	41.4%	$3,070,948	$33.36	46.1%

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12.
(2)	The early termination right is subject to an early termination fee of $234,212.
(3)	This lease is subject to early termination options with respect to 3,036 square feet on September 30, 2011 and with respect to 11,464 square feet on September 30, 2014, in each case in exchange for payment of an early termination fee based on a formula set forth in the lease. Total abatements under this lease for the 12 months ending March 31, 2011 are $79,156.
(4)	The early termination right is subject to an early termination fee.

First Financial Lease Expirations

The following table sets forth the lease expirations for leases in place at First Financial as of March 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2010. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of March 31, 2010, the weighted average remaining lease term for this property was 47 months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Rent(1)	Percentage of Property Annualized Rent	Annualized Rent Per Leased Square Foot
Vacant	—	23,468	10.6%	$—	—%	$—
2010	7	19,516	8.8	619,906	9.3	31.76
2011(2)	6	28,571	12.8	893,634	13.4	31.28
2012(3)	6	43,149	19.4	1,338,688	20.1	31.02
2013	9	20,711	9.3	753,194	11.3	36.37
2014(4)	6	39,813	17.9	1,290,407	19.4	32.41
2015	1	2,806	1.3	82,384	1.2	29.36
2016	1	8,048	3.6	278,380	4.2	34.59
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	1	35,351	15.9	1,367,730	20.5	38.69
Thereafter	1	990	0.4	36,828	0.6	37.20

Total/Weighted Average:	38	222,423	100.0%	$6,661,152	100.0%	$33.48

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. Total abatements for leases in effect as of March 31, 2010 for the 12 months ending March 31, 2011 are $106,816.
(2)	Includes the Vitas Healthcare Corp. lease representing 13,390 square feet, which is scheduled to expire on August 31, 2019. However, this lease is subject to a one-time early termination right on February 28, 2011 in exchange for an early termination fee based on a formula set forth in the lease.
(3)	Includes the Merrill Lynch, Pierce, Fenner & Smith Incorporated lease representing 15,838 square feet, which is scheduled to expire on April 30, 2016. However, this lease is subject to a one-time early termination right on April 30, 2012 in exchange for an early termination fee of $234,212.
(4)	Includes the Marcus & Millichap lease representing 14,500 square feet, which is scheduled to expire on September 30, 2016. However, the tenant has a right to terminate the lease with respect to 3,036 square feet on September 30, 2011. The tenant also has a right to terminate the remaining 11,464 square feet on September 30, 2014 in exchange for an early termination fee based on a formula set forth in the lease.

First Financial Percent Leased and Rent

The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for First Financial as of the dates indicated below:

Date	Percent Leased	Annualized Rent Per Leased Square Foot	Annualized Net Effective Rent Per Leased Square Foot(1)
March 31, 2010	89.4%	$33.48	$31.86
December 31, 2009	92.1	32.81	30.93
December 31, 2008	93.2	30.40	29.61
December 31, 2007	95.1	28.34	22.96
December 31, 2006	98.7	27.34	26.55
December 31, 2005	92.5	26.71	26.59

(1)	Annualized net effective rent per leased square foot represents (i) the contractual rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of First Financial.

Upon completion of this offering and the consummation of the formation transactions, First Financial will be subject to a $43.0 million mortgage loan, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding after this Offering—Secured Revolving Credit Facility.”

The current real estate tax rate for First Financial is $10.00 per $1,000 of assessed value. The total annual tax for First Financial at this rate for the 2009 tax year is $617,100 (at a taxable assessed value of $61,710,000). In addition, there was $155,465 in various direct assessments and voted indebtedness imposed on First Financial by the City of Los Angeles and County of Los Angeles for the 2009 tax year.

Del Amo Office, Torrance, California

In connection with this offering and the formation transactions, we intend to enter into an agreement to acquire the Del Amo Office property and its related ground sublease for cash. Our acquisition of the property is contingent upon, among other things, the completion of this offering, the assignment of the ground sublease and satisfaction of other customary closing conditions. As a result, although we currently believe the acquisition of this property is probable, we may not acquire this property in a timely manner, or at all.

The Del Amo Office property is a five-story, steel-framed office building located on Sepulveda Boulevard in Torrance, California. The property, built in 1986, contains 113,000 net rentable square feet and is situated on 2.3 acres with 150 parking spaces. The property is 100% leased to Saatchi & Saatchi North America, Inc., a leading advertising agency, pursuant to a written lease. Saatchi & Saatchi has been a tenant at this property for over 20 years, over which period significant capital improvements have been made to the property. The current term of the office lease expires December 31, 2019, provided that Saatchi & Saatchi has the option to terminate the office lease on any of the following dates: December 31, 2011, December 31, 2014, and December 31, 2016, in each case in exchange for the payment of an early termination fee, based on an amount equal to the unamortized tenant improvement allowances, brokerage commissions and abated rent granted to Saatchi & Saatchi for the initial 15-year term. We estimate the early termination fee to be approximately $5.0 million, $3.1 million and $1.9 million for the termination rights exercisable on December 31, 2011, December 31, 2014 and December 31, 2016, respectively. Saatchi & Saatchi also has one 10-year extension option, at a rental rate equal to 95% of the projected prevailing rental rate as of the first day of the option term (based on a formula set forth in the office lease). The office lease provides for the payment of monthly base rent, plus tenant’s share (100%) of all increases in direct costs of operation, repair and maintenance of the building and common areas, including real property taxes and assessments levied or assessed against the building (including in connection with a change of ownership), over such costs for the 2005 base year.

The following table summarizes information regarding the Del Amo Office property lease as of March 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant		Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Rent(1)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
Saatchi & Saatchi	Advertising	12/31/19	12/31/11	(2)	1 x 10 years	113,000	100.0%	$3,069,070	$27.16	100.0%

Total/Weighted Average:						113,000	100.0%	$3,069,070	$27.16	100.0%

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12.
(2)	The Saatchi & Saatchi lease provides the tenant with the option to terminate the office lease on any of the following dates in each case upon nine months prior notice: December 31, 2011, December 31, 2014 and December 31, 2016, in each case in exchange for the payment of an early termination fee, as described above.

The property on which the Del Amo Office building is located is subleased by Del Amo Fashion Center Operating Company, L.L.C., a Delaware limited liability company, or Del Amo, through a long-term ground sublease entered into on February 12, 1985 between Sears, Roebuck & Co., as sublessor, and Del Amo (as successor-in-interest to Del Amo Mills Limited Partnership, successor-in-interest to The Torrance Company), as sublessee. The current term of the ground sublease expires June 30, 2049. The ground sublease is subject and subordinate to the terms of a ground lease dated June 29, 1959 between certain persons and entities therein referred to as The Sears Investors, as lessor, and Sears, Roebuck and Co., as lessee, and an improvement agreement and agreement to ground sublease dated September 15, 1983 between Sears, Roebuck and Co. and The Torrance Company, predecessor to Del Amo. The fee owner of the property has not granted to the subtenant under the ground sublease any rights of non-disturbance. Accordingly, a termination of the ground lease for any reason, including a rejection thereof by the ground tenant under the ground lease in a bankruptcy proceeding, could result in a termination of the ground sublease. In the event of a termination of the ground sublease, the Company may lose its interest in the Del Amo Office building and may no longer have the right to receive any of the rental income from the Del Amo Office building. In addition, the failure of the Company to have any non-disturbance rights from the fee owner may impair the Company’s ability to obtain financing for the Del Amo Office building. See “Risk Factors—Risks Related to Our Properties and Our Business—The ground sublease for the Del Amo Office property is subject and subordinate to a ground lease, the termination of which could result in a termination of the ground sublease.”

Fixed Net Rent under the ground sublease is $1.00 per year, with sublessee being responsible for all impositions, insurance premiums, operating charges, maintenance charges, construction costs and other charges, costs and expenses that arise or may be contemplated under any provisions of the ground sublease, including its pro rata share of all exterior common area maintenance costs charged to sublessor with respect to the larger tract of land of which the property is a part, and all real property taxes applicable to the property (and if not separately assessed, then sublessee’s liability shall be for such equitable portion of the real property taxes as the property bears to all of the land and improvements included within the tax parcel assessed, as determined mutually by sublessor and sublessee).

The sublessee is also responsible for sublessor’s obligations under the ground lease applicable to the property, other than those obligations involving the payment of rent or other charges. The ground sublease is not expressly terminable for any reason by either party other than in connection with a casualty or condemnation. The sublessee has the right to mortgage its leasehold interest in the property, but is not otherwise permitted to assign, mortgage, pledge, encumber or in any manner transfer the ground sublease, or any part thereof, further sublease the property, or any part thereof (other than subleasing of space within the improvements to tenants in occupancy from time to time), or sell, transfer, mortgage, pledge, lease, license or encumber the improvements or the interest of sublessee in any lease of the improvements or the rentals thereunder, without the prior written consent of sublessor, which shall not be unreasonably withheld.

Other than normally recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of the Del Amo Office property.

Upon consummation of our acquisition of the Del Amo Office property, such property is expected to be included in the portfolio of properties available to secure our secured credit facility. For more information regarding our secured credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding after this Offering—Secured Revolving Credit Facility.”

The Del Amo Office property is not currently located on its own tax parcel. Therefore, the current real estate tax rate for the Del Amo Office property is based upon the property’s pro rata share of the land square footage of the larger parcel of which it is a part. Using this proration, the current real estate tax rate for the Del Amo Office property is $10 per $1,000 of assessed value. The total annual tax for the Del Amo Office property at this rate for the 2009 tax year is $39,062 (at a taxable assessed value of $38,172,509). In addition, there was $6,169 in various direct assessments imposed on the Del Amo Office property by the City of Torrance and County of Los Angeles for the 2009 tax year. However, as described above, Saatchi & Saatchi is obligated to reimburse us for 100% of real property taxes and assessments over such costs for a 2005 base year. Under the acquisition agreement, the seller will agree to cooperate with us following the closing to file all necessary documents with the applicable governmental authorities to segregate the real estate tax liability for the Del Amo Office property from the real estate tax liability for the larger tax parcel of which it is a part. While we believe that such segregation will be approved by the applicable governmental authorities, our ability to effect the same may also be contingent upon the cooperation of Sears, Roebuck & Co., the ground tenant under the ground lease, and the fee owner of the property. If we are unable to segregate the real estate tax liability for the Del Amo Office property from the larger tax parcel, then the failure of the ground tenant under the ground lease or the fee owner to pay real property taxes on the larger tract could result in a tax lien and/or foreclosure of the Del Amo Office property. In the event of a foreclosure of the Del Amo Office property, the Company may lose its interest in the Del Amo Office building and may no longer have the right to receive any of the rental income from the Del Amo Office building. In addition, the failure of the Del Amo Office property to be a separate tax parcel may impair the Company’s ability to obtain financing for the Del Amo Office building. See “Risk Factors—Risks Related to Our Properties and Our Business—The Del Amo Office property is not currently located on its own tax parcel, which could result in a tax lien and/or foreclosure of the Del Amo Office property.”

Technicolor Building, Hollywood, California

The Technicolor Building is a six-story, steel-framed Class-A office and motion picture technical production building located in Hollywood, California. The property comprises 114,958 square feet and is located on the Sunset Gower property (described below), with frontage on Sunset Boulevard, one of the main surface arteries in Los Angeles. The property was completed in 2008 and serves as the worldwide headquarters for Technicolor, one of the leading post-production companies in the entertainment industry. The property includes both traditional office space and space dedicated to post-production uses, such as video and sound content screening, editing and data storage and, as Technicolor’s primary office and post-production facility, it is essential to its worldwide operations. The property is 100% leased to Technicolor through May 31, 2020. Pursuant to the terms of its lease, Technicolor is obligated to reimburse us for 100% of the expenses related to the operation of the property, including, but not limited to, real property taxes, utilities and insurance premiums (excluding structural, roof and core MEP system capital replacements).

The following table summarizes information regarding the Technicolor Building lease as of March 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Rent(1)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
Technicolor	Media & Entertainment	05/31/20	2 x 5 years	114,958	100.0%	$5,231,052	$45.50	100.0%

Total/Weighted Average:				114,958	100.0%	$5,231,052	$45.50	100.0%

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. This net lease has been grossed-up by adding expense reimbursements to base rent to make it equivalent to a full-service gross lease. Total abatements as of March 31, 2010 for the 12 months ending March 31, 2011 are $217,960.

Technicolor Building Percent Leased and Rent

The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for the Technicolor Building as of the dates indicated below:

Date(1)	Percent Leased	Annualized Rent Per Leased Square Foot	Annualized Net Effective Rent Per Leased Square Foot(2)
March 31, 2010	100%	$45.50	$50.22
December 31, 2009	100	45.50	50.22
December 31, 2008	100	44.18	50.22

(1)	Because the property was placed into service on June 1, 2008, we are unable to show data for full years prior to 2008.
(2)	Annualized net effective rent per leased square foot represents (i) the contractual rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions (any non-gross leases have been grossed-up by adding expense reimbursements to base rent to make them equivalent to full-service gross leases), divided by (ii) the net rentable square footage under lease as of the same date.

Upon completion of this offering and the consummation of the formation transactions, we expect the Technicolor Building, together with the Sunset Gower property, will be included in the portfolio of properties available to secure our secured credit facility. For more information regarding our secured credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources— Consolidated Indebtedness to be Outstanding after this Offering—Secured Revolving Credit Facility.”

The current real estate tax for the Technicolor Building is included in the real estate tax for Sunset Gower. We expect that the Technicolor Building will be taxed separately for the 2010 tax year. However, as described above, Technicolor is obligated to reimburse us for 100% of its allocated share of real property taxes and related fees.

Tierrasanta, San Diego, California

Tierrasanta is a wood-framed office complex located in the Kearny Mesa submarket of San Diego, California. Built in 1985, Tierrasanta consists of four buildings that contain an aggregate of 104,234 net rentable square feet situated on a 6.5 acre lot with 382 parking spaces. The property is located directly adjacent to Interstate 15 and has access to two major highways, Highway 163 and Highway 52. As of March 31, 2010, Tierrasanta was approximately 96.8% leased to 9 tenants. As of March 31, 2010, the weighted average remaining lease term for this property was 40 months.

Tierrasanta Primary Tenants

The following table summarizes information regarding the tenants of Tierrasanta as of March 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Rent(1)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
RBF Consulting(2)	Construction Services	03/31/14	03/31/12	1 x 5 years	31,422	30.1%	$700,711	$22.30	29.8%
California Bank & Trust	Financial	06/30/18	—	1 x 5 years	23,208	22.3	620,582	26.74	26.4
NxGen	Technology	08/31/12	—	—	9,629	9.2	203,172	21.10	8.7
Quake Global, Inc.	Technology	11/30/10	—	—	8,690	8.3	190,746	21.95	8.1
Diversified Copier	Technology	06/30/11	—	1 x 3 years	8,305	8.0	198,739	23.93	8.5

Total/Weighted Average:					81,254	78.0%	$1,913,949	$23.56	81.5%

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. Any non-gross leases have been grossed-up by adding owner-estimated expenses to base rent to make them equivalent to full-service gross leases.
(2)	The tenant has an option to terminate, subject to the payment of an early termination fee based on a formula set forth in the lease.

Other than normally recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of Tierrasanta.

Upon completion of this offering and the consummation of the formation transactions, Tierrasanta will be subject to a $14.3 million mortgage loan, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding after this Offering—Secured Revolving Credit Facility.”

The current real estate tax rate for Tierrasanta is $10.00 per $1,000 of assessed value. The total annual tax for Tierrasanta at this rate for the 2009 tax year is $124,806 (at a taxable assessed value of $12,480,645). In addition, there was $12,979 in various direct assessments and voted indebtedness imposed on Tierrasanta by the City of San Diego and the County of San Diego for the 2009 tax year.

875 Howard Street, San Francisco, California

Our 875 Howard Street property is located in San Francisco, California and consists of two buildings totaling approximately 286,000 square feet. One of the buildings is an approximately 191,000 square foot, six-story building that underwent redevelopment from its prior use as a museum to use as an office property. The redevelopment included a new lobby, demolition of all floors to core and shell and the completion of exterior upgrades, all of which were completed on April 1, 2010. The other building is an approximately 95,000 square foot, three-story retail building leased to Burlington Coat Factory. The property is located in the South of Market area in San Francisco, a submarket that has historically had a high concentration of high technology and internet-related tenants. We believe that as venture capital investments in technology related companies increase, our property will attract many of the high technology and internet tenants that tend to be located in the South of Market submarket. Additionally, the property is located across the street from the Moscone Convention Center near Market Street, which provides an array of amenities, including access to San Francisco’s primary mass transit corridor, restaurants, retail establishments and movie theaters, all of which are attractive to potential and existing tenants.

One of our contributors, Farallon, acquired the property in 2007 with its operating partner, TMG Partners, or TMG, when the office component of the property was occupied by the California Academy of Sciences, which was scheduled to vacate the property in 2008. Farallon and TMG acquired the property with the intent to redevelop the office space that had been underutilized when the California Academy of Sciences occupied the space. Upon completion of this offering and consummation of the formation transactions, we intend to enter into an agreement with TMG relating to this property, pursuant to which we will pay a 3% commission on hard costs of first generation tenant improvements and a leasing commission equal to $2 per square foot of new space leased during the term of the agreement. This agreement terminates upon the earlier of two years or the date on which the property is 95% leased. As of March 31, 2010, the 875 Howard Street retail building was approximately 100% leased to Burlington Coat Factory, while two leases representing approximately 40% of the office building have been executed as of such date, one of which commenced on April 1, 2010 upon the completion of the tenant improvements and the other of which commences on December 1, 2010. Overall, as of March 31, 2010, the property was 60% leased, including the two uncommenced leases described above.

The Burlington Coat Factory lease is subject to a continuous termination right by the tenant on one year’s prior notice. However, we believe Burlington Coat Factory’s lease is at substantially below market rates as of March 31, 2010, which we believe may encourage the tenant to exercise one or more of its two five-year renewal options at the current rental rate.

875 Howard Street Primary Tenants

The following table summarizes information regarding the primary tenants of 875 Howard Street as of March 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Rent(1)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
Burlington Coat Factory(2)	Retail	02/28/13	03/31/11	2 x 5 years	94,505	33.0%	$1,181,699	$12.50	100.0%
Total/Weighted Average:					94,505	33.0%	$1,181,699	$12.50	100.0%

Uncommenced Leases
Heald College(3)	Educational	11/30/20	11/30/17	1 x 5 years	43,582	15.2%	$1,045,968	$24.00
Carat USA(4)	Media & Entertainment	03/31/17	03/31/16	1 x 5 years	33,291	11.6	1,131,894	34.00

Total/Weighted Average:					76,873	26.9%	$2,177,862	$28.33

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. For uncommenced leases, annualized rent is calculated by multiplying (i) the first full month of contractual rents to be received under the applicable lease (defined as cash rents (before abatements)), by (ii) 12. The Carat USA and Heald College leases are net of janitorial costs and utilities, and have been grossed up by adding the owner’s estimate of expenses to base rent to make them equivalent to full service gross leases. The Burlington Coat Factory lease is a net lease and has been grossed up by adding the owner’s estimate of expenses to base rent to make it equivalent to full service gross leases.
(2)	The tenant has a continuing early termination right that can be exercised upon one year’s prior notice.
(3)	The Heald College lease commences on December 1, 2010. The early termination right is subject to an early termination payment of $1,751,358.
(4)	The Carat USA lease commenced on April 1, 2010. Total abatements under this lease for the 12 months ending March 31, 2011 are $1,131,894. The early termination right is subject to an early termination fee of $412,106.

875 Howard Street Lease Expirations

The following table sets forth the lease expirations for leases in place at 875 Howard Street as of March 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2010. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of March 31, 2010, the weighted average remaining lease term for this property was 12 months due to the continuous termination right of Burlington Coat Factory on one year’s prior notice; to date, such notice has not been provided.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Rent(1)	Percentage of Property Annualized Rent	Annualized Rent Per Leased Square Foot
Vacant(2)	—	191,765	67.0%	$—	—%	$—
2010	—	—	—	—	—	—
2011(3)	1	94,505	33.0	1,181,699	100.0	12.50
2012	—	—	—	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	—	—	—	—	—	—
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average:	1	286,270	100.0%	$1,181,699	100.0%	$12.50

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12. The Burlington Coat Factory lease is a net lease and has been grossed up by adding the owner’s estimate of expenses to base rent to make it equivalent to full service gross leases.
(2)	Includes redevelopment space and does not reflect the impact of the uncommenced Heald College and Carat USA leases.
(3)	Includes the Burlington Coat Factory lease representing 94,505 square feet of space that has an expiration date of December 31, 2013 and is subject to a continuing early termination right that can be exercised upon one year’s prior notice. To date, such notice has not been provided. Excluding Burlington Coat Factory, none of our 875 Howard Street property leases would expire in 2011.

875 Howard Street Percent Leased and Rent

The following table sets forth the percentage leased, annualized rent per leased square foot and annualized net effective rent per leased square foot for 875 Howard Street as of the dates indicated below:

Date(1)	Percent Leased(2)	Annualized Rent Per Leased Square Foot	Annualized Net Effective Rent Per Leased Square Foot(3)
March 31, 2010	33.0%	$12.50	$12.50
December 31, 2009	33.0	12.50	12.50
December 31, 2008	100.0	13.62	13.62
December 31, 2007	100.0	12.66	12.66

(1)	Because we did not own this property prior to 2007, we are unable to show data for years prior to 2007.
(2)	After giving effect to the uncommenced leases, percent leased would have been 59.9% as of March 31, 2010.
(3)	Annualized net effective rent per leased square foot represents (i) the contractual rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions (any non-gross leases have been grossed-up to make them equivalent to full-service gross leases), divided by (ii) the net rentable square footage under lease as of the same date.

Upon completion of this offering and consummation of the formation transactions, we expect 875 Howard Street will be included in the portfolio of properties available to secure our secured credit facility. For more information regarding our secured credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding after this Offering—Secured Revolving Credit Facility.”

The current real estate tax rate for 875 Howard Street is $11.63 per $1,000 of assessed value. The total annual tax for 875 Howard Street at this rate for the 2009 tax year is $180,417.28 (at a taxable assessed value of $15,513,094).

Media and Entertainment Portfolio

Our initial portfolio of operating properties includes two properties that we consider to be media and entertainment properties, encompassing an aggregate of 857,432 square feet. We define our media and entertainment properties as those properties in our portfolio that are primarily used for the physical production of media content, such as television, feature films, commercials, music videos and photographs. These properties generally also feature a traditional office component that is leased to production companies and content providers. For the 12 months ended March 31, 2010, our media and entertainment properties were approximately 66.9% leased on average to approximately 79 tenants as of March 31, 2010. Our media and entertainment properties are located in prime Southern California submarkets.

Leasing Characteristics of Media and Entertainment Properties

The duration of typical lease terms for tenants of media and entertainment properties tends to be shorter as compared to those of traditional office properties. Generally, terms of the media and entertainment leases are one year or less, as tenants are never certain as to whether their productions will continue to be carried by networks or cable channels. However, historically, many entertainment tenants have exercised renewal options such that their actual tenancy is extended for multiple years. As an example, productions such as Judge Judy, Judge Joe Brown, Family Feud and Hannah Montana have been tenants at Sunset Bronson Studios for between three and 12 years. At Sunset Gower Studios, NBC’s Heroes and Showtime’s Dexter have been tenants for four and three years, respectively. Additionally, occupancy levels for sound stage space and office and support space tend to run in parallel, as a majority of stage users also require office and support space. In addition, we require tenants at our media and entertainment properties to use our facilities for items such as lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet). As a result, our other property-related revenues tend to track overall occupancy of our media and entertainment properties. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.

Entertainment Industry Overview

The entertainment industry is one of Los Angeles’s core economic strengths and one of the region’s most high-profile economic sectors. Although feature film and television production have historically dominated the entertainment industry in southern California, the industry has grown to also include the information services sector, largely driven by media-related industries such as publishing, broadcasting and telecommunications activities. According to RCG, the sector is 2.4 times more concentrated in Los Angeles than it is nationally, reflecting the large cluster of media and entertainment firms in the area. The media and entertainment industry employed roughly 228,500 people in California as of 2008 in motion pictures, sound and broadcasting, as well as independent artists, writers and performers. In addition, the actual number of employees in the industry may be much higher than reported, since many of them are independent contractors whose employment may not be reflected on regular payrolls. At least one out of 12 workers in Los Angeles County is employed in the entertainment industry.

Additionally, the video game and digital media development industries are experiencing growing demand as film studios increasingly utilize digital effects and computer-generated graphics to complete their films as well as create video game content based on their films. Advances in technology and a growing supply of skilled labor in this field have also contributed to industry expansion. Video game development will likely be a source for growth in the local economy as consumer spending improves nationally. Likewise, digital media is forging a new path for the entertainment industry, generating growth in alternative types of production and fueling job gains in the region. Digital media is expected to be a key driver of economic recovery during the coming years as consumer demand for digital content increases in spite of the recent recession. Given the financial pressure created by the weak economy, many advertisers and producers are turning to digital content as a means to reduce costs while also appealing to increased consumer demand for media featuring more user control over content. RCG expects spending on digital entertainment in the United States to rise to 25% of entertainment expenditures by 2013, compared with 15% in 2008. Consequently, we believe the increasing demand for digital content will likely generate increased demand for media-related office space in Los Angeles during the years to come.

Even as alternative media grows in popularity, traditional production still dominates economic activity in Los Angeles. According to RCG, nearly 37,976 on-location production days, which include production of feature films, commercials and television programs, took place in Los Angeles County during 2009. This number does not include productions that took place at media and entertainment property locations, however, so the actual number of production days is likely to be much higher. In addition to feature films and television programs already in production, pilot production is also an important driver of the entertainment industry. During the 2009-2010 cycle, 76 pilots were produced in the Los Angeles area, which was a 28.8% increase from the previous year when 59 pilots were produced and spending on the productions exceeded $200 million. The rebounding economic conditions should support further increases in production activity, including commercials, which already increased 61% during the first quarter of 2010 following three years of annual declines. We believe that Los Angeles will continue to be the premiere location for production activities, attracting and retaining some of the most creative talent in the world.

Although production on location occurs throughout Los Angeles County, film and television media and entertainment properties are primarily concentrated north and west of the downtown region within the Hollywood, San Fernando Valley/Tri-Cities and West Los Angeles submarkets. There is a total inventory of approximately 287 sound stages in the Los Angeles area, with roughly 55% or over 3,000,000 square feet located at the facilities of major media and entertainment companies such as Warner Brothers, Paramount, Universal, Sony, Fox and Disney. Of the approximately 130 sound stages located at independent media and entertainment properties in Los Angeles, roughly 53% are clustered in the Hollywood area where the Sunset Gower and Sunset Bronson media and entertainment properties are located. The 23 stages that are situated at Sunset Gower and Sunset Bronson represent approximately 33% of the total sound stage inventory at independent studios in the Hollywood area and roughly 23% of total stage inventory in the Hollywood area, at both major and independent media and entertainment properties. Other competing independent media and entertainment properties not in the Hollywood area are located in such submarkets as Downtown Los Angeles and Manhattan Beach.

Description of Our Media and Entertainment Properties

Sunset Gower, Hollywood, California

Sunset Gower is a 15.6 acre media and entertainment property located in the heart of Hollywood, four blocks west of the Hollywood (101) Freeway. The property encompasses almost an entire city block, bordered by Sunset Boulevard to the north, Gower Street to the west, Gordon Street to the east and Fountain Avenue to the south. The property, a fixture in the Los Angeles-based entertainment industry since it was built in the 1920s, served as Columbia Pictures’ headquarters through 1972 and is now one of the largest independent media and entertainment properties in the United States. Sunset Gower provides a fully-integrated environment for its media and entertainment-focused tenants within which they can access creative and technical talent for film and television production and post-production. Sunset Gower typically serves as home to single camera television and motion picture production tenants. The property is comprised of 368,149 square feet of office and support space, along with 12 sound stage facilities totaling 175,560 square feet. In addition, there are 1,490 parking spaces (situated in both surface and structured parking lots). Included in the total office square feet is a building, known as 6060 Sunset, which is comprised of approximately 17,000 square feet and was purchased separately from the Sunset Gower property and completely renovated, including core and shell upgrades. The renovation was completed in October 2009 and we believe that this space will be well suited for longer term media and entertainment tenants. For the 12 months ended March 31, 2010, Sunset Gower was approximately 66.1% leased as of March 31, 2010.

Approximately 0.59 acres of the site is subject to a ground lease held by SGS Holdings, LLC pursuant to a lease dated August 26, 1949 between Elizabeth K. Chadwick, as lessor, and SGS Holdings (as successor-in-interest to Columbia Pictures Corporation), as lessee (expiring March 31, 2060); the remaining portion of the Sunset Gower property is owned by SGS Holdings in fee, with the exception of 6060 Sunset, which is owned by SGS Realty II, LLC.

In addition to Sunset Gower’s existing facilities, the current zoning designation for Sunset Gower, M1-1 – Limited Industrial, City of Los Angeles, permits a floor area ratio, or FAR, of 1.5x, which implies a maximum allowable density of 1,022,933 square feet, or an incremental 423,436 square feet above the existing 599,497 floor area ratio, including the Technicolor Building. However, as of March 31, 2010, we had no immediate plans to develop additional facilities on the property.

Leases at Sunset Gower are typically for one year or less. However, historically, many media and entertainment property tenants have exercised renewal options such that the actual tenancy of many of these tenants may be for multiple years. As an example, at our Sunset Gower media and entertainment property, productions such as NBC’s Heroes and Showtime’s Dexter have been tenants for four and three years, respectively. Additionally, occupancy for sound stage space and office and support space tend to parallel one another, as a majority of stage users also require office and support space.

Sunset Gower Primary Tenants

The following table summarizes information regarding the primary tenants of Sunset Gower for the year ended March 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration		Renewal Options	Total Leased Square Feet(1)	Percentage of Property Square Feet	Annual Rent(2)	Annual Rent Per Leased Square Foot(3)	Percentage of Property Annual Rent
NBC Studios (Heroes)	Television/ Entertainment	05/31/10	(4)	—	123,993	22.8%	$3,027,257	$24.41	28.0%
Blind Decker Productions (Dexter)	Television/ Entertainment	12/31/10	(5)	—	60,184	11.1	1,806,817	30.02	16.7

Total/Weighted Average:					184,177	33.9%	$4,834,074	$26.25	44.7%

(1)	Reflects average square feet under lease to such tenant during the period of its tenancy. Of the 123,993 square feet leased to NBC Studios, approximately 41,097 square feet is office and support space and approximately 82,896 square feet is sound stage space. Of the 60,184 square feet leased to Blind Decker Productions, approximately 22,096 square feet is office and support space and approximately 38,088 square feet is sound stage space.
(2)	Annual rent reflects actual rent for the 12 months ended March 31, 2010.
(3)	Annual rent per leased square foot is calculated as actual rent for the year 12 months ended March 31, 2010 divided by average square feet under lease for the 12 months ended March 31, 2010.
(4)	NBC Studios is obligated to maintain their lease if Heroes is renewed for another season.
(5)	Blind Decker Productions is obligated to maintain their lease if Dexter is renewed for another season.

Sunset Gower Percent Leased and Rent

The following table sets forth the percentage leased, annual rent per leased square foot and annual net effective rent per leased square foot for Sunset Gower as of the dates indicated below:

Date(1)	Percent Leased(2)	Annual Rent Per Leased Square Foot(3)	Annual Net Effective Rent Per Leased Square Foot(4)
March 31, 2010	66.1%	$30.12	$30.12
December 31, 2009	68.2	29.93	29.93
December 31, 2008	74.2	28.03	28.03

(1)	Because we did not own this property prior to 2007, we are unable to show data for full years prior to 2008.
(2)	Percent leased is the average percent leased for the three or 12 month period ended as of each of the respective measurement dates indicated above. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.
(3)	Annual rent per leased square foot is calculated as actual rent for the three or 12 month period ended as of each of the respective measurement dates indicated above divided by average square feet under lease for the three or 12 month period ended as of each of the respective measurement dates indicated above.
(4)	Annual net effective rent per leased square foot represents (i) actual rent for the three or 12 month period ended as of each of the respective measurement dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the average square feet under lease for the three or 12 month period ended as of each of the respective measurement dates indicated above.

Sunset Gower Lease Expirations

The following table sets forth the lease expirations for leases in place at Sunset Gower as of March 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2010. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of March 31, 2010, the weighted average remaining lease term for this property was 4.4 months without giving effect to uncommenced leases.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Rent(1)	Percentage of Property Annualized Rent	Annualized Rent Per Leased Square Foot
Vacant	—	160,428	29.5%	$—	—%	$—
2010	62	371,619	68.4	10,855,273	97.0	29.21
2011	4	5,012	0.9	136,851	1.2	27.30
2012	—	—	—	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	1	6,650	1.2	202,476	1.8	30.45
2016	—	—	—	—	—	—
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average:	67	543,709	100.0%	$11,194,600	100.0%	$29.21

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12.

Sunset Gower has an ongoing capital improvement program. Our capital expenditure budget at Sunset Gower for 2010 is $1.0 million. This amount reflects improvements largely consisting of deferred maintenance items.

Upon completion of this offering and the consummation of the formation transactions, we expect that Sunset Gower, together with the Technicolor Building, will be included in the portfolio of properties available to secure our secured credit facility. For more information regarding our secured credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding after this Offering—Secured Revolving Credit Facility.”

The current real estate tax rate for the Sunset Gower property (including the Technicolor Building) is $12.2044 per $1,000 of assessed value. The total annual tax for Sunset Gower (including the Technicolor Building) at this rate for the 2009 tax year is $2,652,184 (at a taxable assessed value of $217,313,600). In addition, there was $171,668 in various direct assessments imposed on Sunset Gower (including the Technicolor Building) by the City of Los Angeles and County of Los Angeles for the 2009 tax year. We expect a downward reassessment of this property following completion of the formation transactions.

Sunset Bronson, Hollywood, California

Sunset Bronson is a 10.6 acre media and entertainment property located in the heart of Hollywood, one block west of the Hollywood (101) Freeway and in close proximity to the Sunset Gower property. The property encompasses a full city block, bordered by Sunset Boulevard to the north, Bronson Avenue to the west, Van Ness Avenue to the east and Fernwood Avenue to the south. The property, which was built in phases from 1924 through 1981, formerly served as Warner Brothers Studios’ headquarters and has been continuously operated as a media and entertainment property since the 1920s. The property includes a Historical-Cultural Monument designation for the Site of the Filming of the First Talking Film (The Jazz Singer) that is specific to the building structure that fronts Sunset Boulevard. Similar to nearby Sunset Gower, Sunset Bronson is a multi-use property with a full complement of production, post-production and support facilities that enable its media and entertainment focused tenants to conduct their business in a collaborative and efficient setting. In contrast to Sunset Gower, which typically serves single camera television and motion picture productions, Sunset Bronson caters to multi-camera television productions, such as game shows, talk shows or courtroom shows that record in video and require a control room to manage and edit the productions’ multiple cameras. Excluding the KTLA portion of the property, which is described below, Sunset Bronson consists of approximately 86,108 square feet of office and support space and nine sound stage facilities with approximately 137,109 square feet, along with 466 parking spaces. The property has three digital control rooms, one of which has high-definition technology, which allow tenants to edit productions filmed with high-definition cameras. For the 12 months ended March 31, 2010, Sunset Bronson was approximately 68.4% leased to 13 tenants as of March 31. 2010.

Sunset Bronson also includes the KTLA facility, which is a multi-use office, broadcasting and production facility located on the Sunset Bronson property described above. The KTLA facility is 100% leased by KTLA Channel 5, one of the largest independent television stations in Los Angeles and has served as KTLA’s only broadcast facility and its primary office and production location for over 50 years. In connection with the acquisition of the Sunset Bronson property, KTLA, Inc., a subsidiary of Tribune Company, entered into a five-year lease for approximately 90,506 square feet, which includes 83,531 square feet of office and support space and 6,975 square feet encompassing two sound stages. At closing, our predecessor received a prepayment of $16.3 million from KTLA in prepayment of its rents for the initial five-year term of its lease. On December 8, 2008, Tribune Company and several of its affiliates, including KTLA, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On June 25, 2009, KTLA assumed its lease for the KTLA facility and cured all outstanding pre-petition amounts due us.

We have entered into an amendment to the KTLA lease that extends the lease term through January 31, 2016. Net rents will be approximately $2,707,940 from February 1, 2013 through January 31, 2014, $2,789,178 from February 1, 2014 through January 31, 2015 and $2,872,859 from February 1, 2015 through January 31, 2016.

Leases at Sunset Bronson (other than the KTLA lease) are typically for one year or less. However, historically, many media and entertainment property tenants have exercised renewal options such that the actual tenancy of many of these tenants may be for multiple years. For example, productions such as Judge Judy, Judge Joe Brown, Family Feud and Hannah Montana have been tenants at our Sunset Bronson media and entertainment property for between three and 12 years. Additionally, occupancy for sound stage space and office and support space tend to parallel one another, as a majority of stage users also require office and support space.

In addition to Sunset Bronson’s existing facilities, the current zoning designation for Sunset Bronson, M1-1 – Limited Industrial, City of Los Angeles, permits a FAR of 1.5x, which implies a maximum allowable density of 689,553 square feet or an incremental 391,824 square feet above the existing 297,729 total FAR, including the KTLA portion of the property. As of March 31, 2010, we have engaged an architect and land use counsel and we are in the process of finalizing its master plan.

Sunset Bronson Primary Tenants

The following table summarizes information regarding the primary tenants of Sunset Bronson as of March 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Total Leased Square Feet(1)	Percentage of Property Square Feet	Annual Rent(2)	Annual Rent Per Leased Square Foot(3)	Percentage of Property Annual Rent
KTLA	Television/ Entertainment	01/31/16	—	90,506	28.8%	$4,666,009	$51.55	45.2%

Total/Weighted Average:				90,506	28.8%	$4,666,009	$51.55	45.2%

(1)	Reflects average square feet under lease to such tenant during the period of its tenancy.
(2)	Annual rent reflects actual rent for the 12 months ended March 31, 2010. Any non-gross leases have been grossed-up to make them equivalent to full-service gross leases. As of February 1, 2013, annualized rent will be $4,144,662 through lease expiration, and will be subject to abatements of $1,015,652, $1,035,962, and $1,056,882.
(3)	Annual rent per leased square foot is calculated as actual rent for the 12 months ended March 31, 2010 divided by average square feet under lease for the 12 months ended March 31, 2010.

Sunset Bronson Percent Leased and Rent

The following table sets forth the percentage leased, annual rent per leased square foot and annual net effective rent per leased square foot for the Sunset Bronson property as of the dates indicated below:

Date(1)	Percent Leased(2)	Annual Rent Per Leased Square Foot(3)	Annual Net Effective Rent Per Leased Square Foot(4)
March 31, 2010	68.4%	$48.36	$46.33
December 31, 2009	68.5	46.79	45.35

(1)	Because we did not own this property prior to 2008, we are unable to show data for full years prior to 2009.
(2)	Percent leased is the average percent leased for the three or 12 month period ended as of each of the respective measurement dates indicated above. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.
(3)	Annual rent per leased square foot is calculated as actual rent for the three or 12 month period ended as of each of the respective measurement dates indicated above divided by average square feet under lease for the three or 12 month period ended as of each of the respective measurement dates indicated above.
(4)	Annual net effective rent per leased square foot represents (i) actual rent for the three or 12 month period ended as of each of the respective measurement dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the average square feet under lease for the three or 12 month period ended as of each of the respective measurement dates indicated above.

Sunset Bronson Lease Expirations

The following table sets forth the lease expirations for leases in place at Sunset Bronson as of March 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2010. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of March 31, 2010, the weighted average remaining lease term for this property was 25.6 months without giving effect to uncommenced leases.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Rent(1)	Percentage of Property Annualized Rent	Annualized Rent Per Leased Square Foot
Vacant	—	43,343	23.6%	$—	—%	$—
2010	10	147,791	47.1	6,336,859	54.9	42.88
2011	2	32,083	10.2	1,957,950	17.0	61.03
2012	—	—	—	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	1	90,506	28.8	3,256,382	28.2	35.98
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average:	13	313,723	100.0%	$11,551,191	100.0%	$42.72

(1)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash rents (before abatements)) for the month ended March 31, 2010, by (ii) 12.

Sunset Bronson has an ongoing capital improvement program. Our capital expenditure budget at Sunset Bronson for 2010 is $450,000. This amount reflects improvements largely consisting of deferred maintenance items.

Upon completion of this offering and the consummation of the formation transactions, Sunset Bronson will be subject to a $37.0 million mortgage loan, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness to be Outstanding after this Offering.”

The current real estate tax rate for Sunset Bronson is $12.2044 per $1,000 of assessed value. The total annual tax for Sunset Bronson at this rate for the 2009 tax year is $1,356,034 (at a taxable assessed value of $111,110,156). In addition, various direct assessments in the amount of $124,730 were imposed on Sunset Bronson by the City of Los Angeles and County of Los Angeles for the 2009 tax year. We expect a downward reassessment of this property following completion of the formation transactions.

Sunset Bronson Lot A

In connection with our acquisition of Sunset Bronson in 1998, we acquired a 67,408 square foot undeveloped lot located on the northwest corner of Sunset Boulevard and Bronson Avenue. The lot is located two blocks west of the I-101 Freeway, in between the Sunset Gower and Sunset Bronson properties. The site is currently used as a surface parking lot and can be developed to include up to 60,855 square feet of retail and office space based on current zoning, with the opportunity to add additional developable square footage through certain municipal land entitlement approvals. We estimate that with further entitlements, we could increase the developable square footage to approximately 273,913 square feet. The lot also includes a signage take down credit that allows for a 2,496 square foot supergraphic sign to be placed on the property, conditioned upon approval by the Los Angeles Department of Building and Safety.

Depreciation

The following table sets forth for each property in our initial portfolio and component thereof upon which depreciation is taken, the (i) federal tax basis upon consummation of the offering, the concurrent private placement and the formation transactions, (ii) rate, (iii) method, and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

Property	Federal Tax Basis	Rate	Method(1)	Life Claimed
City Plaza	$50,111,098	Various	Straight-line	39/15 years
First Financial	$66,500,000	Various	Straight-line	39/15 years
KTLA	$32,075,481	Various	Straight-line	39/15 years
Del Amo Office	$26,950,000	Various	Straight-line	39/15 years
875 Howard Street	$44,000,000	Various	Straight-line	39/15 years
Sunset Bronson	$34,388,281	Various	Straight-line	39/15 years
Sunset Gower	$118,139,339	Various	Straight-line	39/15 years
Sunset Bronson – Lot A	$33,532,717	Various	Straight-line	—
Technicolor Building	$53,403,432	Various	Straight-line	39/15 years
Tierrasanta	$15,700,000	Various	Straight-line	39/15 years

(1)	Unless otherwise noted, depreciation method and life claimed for each property and component thereof is determined by reference to the IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.

In addition, we have an aggregate of approximately $7,838,430 in additional tax basis of depreciable furniture, fixtures and equipment associated with the properties in our initial portfolio as of December 31, 2009. Depreciation on this furniture, fixtures and equipment is computed on the straight-line and double declining balance methods over the claimed life of such property, which is either five or seven years.

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our initial portfolio has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. The company has developed and undertaken a continuous capital improvement program at certain properties in the past. These capital improvement programs will continue to progress after the offering and certain ADA upgrades will continue to be integrated into the planned improvements, specifically at the media and entertainment properties where the company is able to utilize in-house construction crews to minimize costs for required ADA related improvements. However, some of our properties may currently be in noncompliance with the ADA. Such noncompliance could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate, clean up such contamination and liability for natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the releases of such hazardous substances or petroleum products. Where we have deemed appropriate, we have taken steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur materially liability.

Independent environmental consultants have conducted Phase I Environmental Site Assessments at all of the properties in our initial portfolio using the American Society for Testing and Materials (ASTM) Practice E 1527-05. A Phase I Environmental Site Assessment is a report prepared for real estate holdings that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the recent site assessments identified any known past or present contamination that we believe would have a material adverse effect on our business, assets or operations. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concern. A prior owner or operator of a property or historic operations at our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials, or ACBM, and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing ACBM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Some of our properties contain ACBM and we could be liable for such damages, fines or penalties.

In addition, the properties in our portfolio also are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants routinely handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims regardless of whether we knew of, or were responsible for, the presence or disposal of hazardous or toxic substances or waste and irrespective of tenant lease provisions. The costs associated with such liability could be substantial and could have a material adverse effect on us.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Insurance

Upon completion of this offering and consummation of the concurrent private placement and the formation transactions, we will carry commercial property (including earthquake), liability and terrorism coverage on all the properties in our initial portfolio under a blanket insurance policy, in addition to other coverages, such as trademark and pollution coverage, that may be appropriate for specific properties. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We will not carry insurance for certain losses, including, but not limited to, losses caused by riots or war. Some of our policies, like those covering losses due to terrorism, earthquakes and floods, will be insured subject to limitations involving substantial self insurance portions and significant deductibles and co-payments for such events. In addition, the properties in our initial portfolio are located in California, an area subject to an increased risk of earthquakes. While we will carry earthquake insurance on our properties, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes. In addition, we may reduce or discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild certain of our properties due to current zoning and land use regulations. In addition, our title insurance policies may not insure for the current aggregate market value of our initial portfolio, and we do not intend to increase our title insurance coverage as the market value of our initial portfolio increases. See “Risk Factors—Risks Related to Our Properties and Our Business—Potential losses, including from adverse weather conditions, natural disaster and title claims, may not be covered by insurance.”

Competition

We compete with a number of developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same markets in which our properties are located and some of which have greater financial resources than we do. In operating and managing our portfolio, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility and expertise to design space to meet prospective tenants’ needs and the manner in which the property is operated, maintained and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-let space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space. In that case, our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay dividends to you may be adversely affected.

We also face competition when pursuing acquisition and disposition opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us and otherwise be in a better position to acquire a property. Competition may also have the effect of reducing the number of suitable acquisition opportunities available to us, increase the price required to consummate an acquisition opportunity and generally reduce the demand for commercial office space in our markets. Likewise, competition with sellers of similar properties to locate suitable purchasers may result in us receiving lower proceeds from a sale or in us not being able to dispose of a property at a time of our choosing due to the lack of an acceptable return.

Employees

Upon the completion of this offering and the formation transactions, we expect to have approximately 60 employees.

Principal Executive Offices

Our headquarters is located at 11601 Wilshire Blvd., Suite 1600, Los Angeles, California. We believe that our current facilities are adequate for our present and future operations; however, based on the anticipated growth of our company, we may add regional offices or relocate our headquarters, depending upon our future operational needs.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

Upon completion of this offering, our board of directors will consist of nine directors, a majority of whom are independent within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” We expect the first annual meeting of our stockholders after this offering will be held in 2011. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon completion of this offering:

Name	Age	Position
Victor J. Coleman*	48	Chief Executive Officer and Chairman of the Board of Directors
Howard S. Stern*	48	President and Director
Christopher Barton*	45	Executive Vice President, Operations and Development
Mark T. Lammas*	43	Chief Financial Officer
Dale Shimoda*	42	Executive Vice President, Finance
Alexander Vouvalides	31	Vice President, Asset Management
Richard B. Fried	41	Director
Theodore R. Antenucci†	45	Director Nominee
Mark Burnett†	49	Director Nominee
Jonathan M. Glaser†	47	Director Nominee
Mark D. Linehan†	48	Director Nominee
Robert M. Moran, Jr†.	47	Director Nominee
Barry A. Porter†	52	Director Nominee

*	Denotes our named executive officers.
†	Independent within the meaning of the NYSE listing standards. It is expected that this individual will become a director immediately upon completion of this offering.

Biographical Summaries of Directors, Executive Officers and Certain Other Officers

The following are biographical summaries of the experience of our directors, executive officers and certain other officers.

Victor J. Coleman will serve as Chief Executive Officer and as Chairman of our board of directors. Prior to the formation of our company, Mr. Coleman founded and served as a managing partner of our predecessor, Hudson Capital, LLC, a private real estate investment company based in Los Angeles, California. In 1990, Mr. Coleman co-founded and led Arden Realty, Inc. as its President and Chief Operating Officer and as a director, taking that company public on the NYSE in 1996 and selling it to GE Real Estate, a division of General Electric Capital Corporation, in 2006. Prior to that sale, Mr. Coleman was primarily responsible for all facets of Arden Realty, Inc.’s strategic planning and growth, as well as management of that company’s team of top real estate professionals. Mr. Coleman is an active community leader, has been the recipient of the Humanitarian Award for the National Conference of Christians and Jews, and is on the Founding Board of Directors for the Ziman Center for Real Estate (2004 - present) at the Anderson School, UCLA, and the Boards of Fisher Center for Real Estate and Urban Economics, Los Angeles Sports & Entertainment Commission, the Archer School (2007 - present) and the Bel Air Chapter of YPO. Mr. Coleman’s previous experience as a director also includes service on the board of other public companies such as Douglas Emmett, Inc. (2006 - 2009) and People’s Choice (2003 - 2006). He holds a Master of Business Administration degree from Golden Gate University and a Bachelor of Arts in History from the University of California, Berkeley. Mr. Coleman was selected by our board of directors to serve as a director based on his deep knowledge of our company and his experience in the real estate investment industry.

Howard S. Stern will serve as President and as a director on our board of directors. Prior to the formation of our company, Mr. Stern served as a managing partner of our predecessor, Hudson Capital, LLC, where he acted as President of the Sunset Gower and Sunset Bronson media and entertainment properties in Hollywood, and oversaw the daily operations of 23 production sound stages and over approximately 550,000 square feet of office. Before joining Hudson Capital, LLC, Mr. Stern served as Senior Vice President and Chief Investment Officer for Arden Realty, Inc. from 2003 until its sale in 2006, where he was responsible for acquisition, disposition, development, structured finance and new investment activities. In his early tenure with Arden Realty, Inc., which began in 2001, he first served as Vice President of Strategic Planning, then as First Vice President of Operations and Leasing. Before his tenure at Arden Realty, Inc., Mr. Stern spent five years as Vice President of the Archon Group, a subsidiary of Goldman, Sachs & Co., where he oversaw all Western Region mezzanine financing and real estate management activities. Mr. Stern is a graduate of the University of California, Berkeley with a Bachelor of Arts degree in Political Science and Economics, and has a Master of Business Administration degree from the University of Southern California. Mr. Stern was selected by our board of directors to serve as a director based on his deep knowledge of our company and his experience in the real estate investment industry.

Christopher Barton will serve as Executive Vice President, Operations and Development. Prior to the formation of our company, Mr. Barton served as Vice President of Construction & Development of our predecessor, Hudson Capital, LLC, where he was responsible for operations and development, including establishing and monitoring property budgets, managing property staff and administering vendor contracts. He also managed the development and construction of the Technicolor Building and renovation activity at the Sunset Gower and Sunset Bronson properties. With twenty years of experience in development and construction, encompassing mixed use, office, industrial, and residential projects, Mr. Barton has developed over 2.5 million square feet of commercial property, from conceptual site plan analysis and entitlements through completion. Prior to joining Hudson Capital, LLC in November 2006, Mr. Barton served as First Vice President for Arden Realty, Inc., from January 1997, where he was responsible for conceptual development, land entitlements, financial analysis and construction management for all real estate developments, including the Howard Hughes Center project, a planned 2.7 million square foot mixed-use development in Los Angeles, California. Before his tenure at Arden Realty, Inc., Mr. Barton was Project Manager at Beers-Skanska Construction Company where he managed large scale construction projects in the southeast United States, including the Celebration Place office building complex for Walt Disney Company in Orlando, Florida. Mr. Barton holds a Bachelor of Science degree from Purdue University and Master of Business Administration degree in both Real Estate and Finance from the University of Georgia.

Mark T. Lammas will serve as Chief Financial Officer. Prior to the formation of our company, Mr. Lammas was a consultant to our predecessor, Hudson Capital, LLC, from September 2009. Before that time, Mr. Lammas was a Senior Vice President (from 1998 to 2005), then Executive Vice President (from 2006 to 2009) of Maguire Properties, Inc. where he principally oversaw finance and other transactional matters, since first joining that company as its General Counsel in 1998, then assuming other senior executive responsibilities after that company went public on the NYSE in 2003. During his tenure, Mr. Lammas directed that company’s major capital market transactions, including corporate and asset financings and common and preferred equity offerings, acted as its principal liaison with institutional partners, and was responsible for compliance with corporate financial covenants and the accuracy of all financial reports and public disclosures. Prior to joining Maguire Properties in 1998, Mr. Lammas was an attorney with Cox, Castle & Nicholson LLP, where he specialized in representing developers, institutional investors and pension funds in their acquisition, development, financing, investing, and entity structuring and restructuring activities. Mr. Lammas is a graduate of the Boalt Hall School of Law (University of California, Berkeley). He obtained his Bachelor of Arts degree from the University of California, Berkeley in Political Economies of Industrial Societies, graduating magna cum laude and Phi Beta Kappa.

Dale Shimoda will serve as Executive Vice President, Finance. Prior to the formation of our company, Mr. Shimoda was a consultant to our predecessor, Hudson Capital, LLC, on various financial and operational matters, primarily related to its media and entertainment properties at Sunset Gower and Sunset Bronson. Prior to his engagement with Hudson Capital, LLC, Mr. Shimoda was Vice President of Acquisitions at Arden Realty, Inc., where he underwrote and performed due diligence on most of that company’s acquisitions. Mr. Shimoda has also worked in capital transactions at the Yarmouth Group, a New York-based pension fund advisor owned by Lend Lease, and as a management consultant at Ernst & Young and Robert Charles Lesser & Co. Mr. Shimoda is a graduate of the University of California, Berkeley, Haas School of Business.

Alexander Vouvalides will serve as Vice President, Asset Management. Prior to the formation of our company, Alexander Vouvalides joined our predecessor, Hudson Capital, LLC, in 2009 as an Associate focused on acquisitions and investments, primarily responsible for acquisition analyses, financial due diligence, and asset management assignments. Before joining Hudson Capital, LLC, he was an Associate in the Real Estate Finance & Securitization Group at Credit Suisse working in both the firm’s New York and Los Angeles offices, where he underwrote and closed major acquisition and recapitalization loans across various asset types including office, hotel, retail, land and construction. Prior to that, Mr. Vouvalides worked as a Corporate Finance Analyst in the Technology, Media & Telecommunications group at JPMorgan Chase & Co. in New York. Mr. Vouvalides graduated from Emory University with a Bachelor of Arts degree in Political Science.

Richard B. Fried will serve as a member of our board of directors. His selection as a member of our board was made in connection with the negotiation of our formation transactions. Mr. Fried is currently a Managing Member and co-head of the real estate group at Farallon Capital Management, L.L.C., an investment management company that he has been with since 1995. Mr. Fried also currently serves as a Board Member of One California Bank, a position he has held since the bank’s inception in 2007. Previously, Mr. Fried was a Vice President in acquisitions for Security Capital Industrial Trust (now called ProLogis), a real estate investment trust specializing in industrial properties. Mr. Fried has also worked as an associate in capital markets at JMB Institutional Realty Corporation. Mr. Fried graduated cum laude from the University of Pennsylvania with a Bachelor of Science degree in Economics and a Bachelor of Arts degree in History. Our board of directors determined that Mr. Fried should serve as a director based on an agreement made with Farallon in connection with the negotiation of the formation transactions.

Biographical Summaries of Director Nominees

The following are biographical summaries of the experience of our non-employee director nominees.

Theodore R. Antenucci will serve as a member of our board of directors. Mr. Antenucci is the President and Chief Investment Officer of ProLogis and is also a member of the company’s Executive Committee. ProLogis is a leading global provider of distribution facilities with over $32 billion in real estate assets under management. Mr. Antenucci oversees all major transactions and provides oversight and direction to the senior management teams. Mr. Antenucci also serves on the board of directors for ProLogis European Properties, a public fund trading on the Euronext stock exchange in Amsterdam. Before joining ProLogis in September 2005, Mr. Antenucci served as President of Catellus Commercial Development Commercial, with responsibility for all development, construction and acquisition activities. Prior to that, he served as Executive Vice President of Catellus Commercial Group, where he managed the company’s industrial development activities throughout the western United States. Prior to joining Catellus in 1995, Mr. Antenucci was Vice President of real estate for Omnitrax, one of the largest short line operators in the United States. Additionally, Mr. Antenucci has served on the Board of Directors of Pittman Development Group since April 4, 2004. Mr. Antenucci earned a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara. Mr. Antenucci was selected by our board based on his experience as an executive and board member of a REIT and his extensive real estate and development expertise in the Southern California market. Mr. Antenucci will be a member of our board’s audit committee.

Mark Burnett will serve as a member of our board of directors. Since the 1990s, Mr. Burnett has created and led several successful production companies and has produced numerous hit television series including Survivor, Apprentice, Are You Smarter than a 5th Grader? and Shark Tank. He has extensive experience in the creation and development of unscripted series in the U.S. and internationally. Mr. Burnett’s series reach a wide international audience, and he is a leader in the business of integrating brands and products into series content. In addition, Mr. Burnett has served two elected terms on the Board of the British Academy of Film and Television. Our board of directors determined that Mr. Burnett should serve on the board based on his familiarity with the entertainment and production business. Mr. Burnett will be a member of our board’s nominating and corporate governance committee.

Jonathan M. Glaser will serve as a member of our board of directors. Mr. Glaser has been Managing Member of JMG Capital Management LLC since he founded the company in 1992. JMG Capital Management LLC is the General Partner to JMG Capital Partners, L.P., an investment limited partnership that has been a leader in various capital market strategies, private placements and additional financing strategies. Prior to founding JMG, Mr. Glaser was a member floor trader on both the American Stock Exchange and Pacific Stock Exchange. Mr. Glaser received a Juris Doctor degree from the Boalt Hall School of Law at the University of California, Berkeley, as well as a Bachelor of Arts degree from the University of California, Berkeley. Our board of directors has determined that Mr. Glaser should serve on our board based on his capital markets expertise, as well as his extensive experience in portfolio management, financial oversight and directorship service. Mr. Glaser has been designated chair of our board’s compensation committee and will be a member of our board’s audit committee.

Mark D. Linehan will serve as a member of our board of directors. Mr. Linehan has served as President and Chief Executive Officer of Wynmark Company since he founded the company in 1993. Wynmark Company is a private real estate investment and development company with interests in properties in California, Nevada, Oregon and Montana. Prior to founding Wynmark Company, Mr. Linehan was a Senior Vice President with the Trammell Crow Company in Los Angeles, California. Before that, Mr. Linehan was with Kenneth Leventhal & Co. (now Ernst & Young LLP), a Los Angeles based public accounting firm. In addition, Mr. Linehan is actively involved with the community through his service on the board of the UC Santa Barbara Foundation, the National Cowboy and Western Heritage Museum, and the Goleta Valley Hospital, as well as his previous board memberships with the Signet Corporation and the Camino Real Park Foundation. Mr. Linehan received a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara and is a Certified Public Accountant. Mr. Linehan was selected by our board based on his extensive experience in real estate investment and development as well as his expertise in accounting matters. Mr. Linehan has been designated chair of our audit committee and will be a member of our board’s compensation committee.

Robert M. Moran, Jr. will serve as a member of our board of directors. Mr. Moran co-founded and co-owns FJM Investments LLC, a private real estate investment company that owns interest in properties in the western United States and British Columbia, Canada. Previously, Mr. Moran developed his extensive experience in real estate investment activities at Westridge Investments, LLC and as Chief Investment Officer of Cornerstone Properties, Inc. He also served as a founding partner at William Wilson & Associates, as well as the Director of Acquisitions in four real estate opportunity funds resulting in the $1.2 billion sale to Cornerstone Properties, Inc. In addition, Mr. Moran has significant experience in real estate lending, having worked at Travelers Insurance, Wells Fargo Bank, Manufacturers Hanover and Chemical Bank. Mr. Moran received his Bachelor of Arts in Economics from Stanford University. Our board of directors has determined that Mr. Moran should serve as a director on our board based on his familiarity with the Northern California real estate market and his experience with REITs and public companies. Mr. Moran has been designated chair of our board’s nominating and corporate governance committee.

Barry A. Porter will serve as a member of our board of directors. Mr. Porter co-founded Clarity Partners L.P. in 2000 and has served as a Managing General Partner of the partnership since then. Clarity Partners L.P. is a private equity firm focused exclusively on investments in media, communications and business services. In 2007 Mr. Porter co-founded Clarity China L.P., a private equity firm specializing in investments in growth companies in the Greater China region. He serves on the Investment Committee of that partnership, which has also invested in real estate in China. Mr. Porter serves on the board of BASE Entertainment, one of the top live entertainment businesses in Las Vegas, and will also serve on the board of Impredia, the leading Hispanic news and information company in the United States. Prior to co-founding Clarity Partners, Mr. Porter held senior executive positions at Global Crossing, a company he co-founded in 1997 that was involved in the international fiber optic telecommunications business. Before that, Mr. Porter was a Managing Director at Pacific Capital Group, a firm he joined after serving as a Senior Managing Director in the investment banking group of Bear Stearns. In addition, Mr. Porter has worked as an attorney at the Los Angeles firm of Wyman, Bautzer, Rothman, Kuchel and Silbert. He received his Juris Doctor and Master of Business Administration degrees from the University of California, Berkeley, and graduated from the Wharton School of Business, where he earned a Bachelor of Science degree with dual majors in Finance and Political Science. Mr. Porter was selected by our board of directors to serve as a director based on his expertise in public companies, capital markets, and his accounting and financial background. Mr. Porter will be a member of our board’s compensation and our nominating and corporate governance committees.

Additional Background of Our Executive Officers

Mr. Coleman co-founded Arden in 1990 and served as President, Chief Operating Officer and Director from the time the company went public on the NYSE in 1996 until its sale in 2006. Mr. Stern, while serving as Senior Vice President and Chief Investment Officer at Arden, oversaw the expansion of the company’s portfolio from 12 million square feet to approximately 20 million square feet and was responsible for all acquisition, disposition, development and new investment activities. As senior members of Arden’s management team, Messrs. Coleman and Stern were instrumental in helping Arden become one of the largest owners of office properties in Southern California.

Arden Realty, Inc.

Arden Realty, Inc. was a publicly traded real estate investment trust that operated just under 20 million square feet of office space in more than 220 office buildings in Southern California. Mr. Coleman co-founded Arden in 1990 as a private company, and served as its President, Chief Operating Officer and Director after taking the company public on the NYSE in 1996. Arden completed its initial public offering in October 1996 with an initial equity market capitalization of approximately $491 million. In May 2006, Arden was acquired by GE Real Estate, a division of General Electric Capital Corporation, for $4.8 billion in total enterprise value, or $45.25 per share in cash. Over the ten-year period that Arden was a publicly traded company, the portfolio grew from 4.0 million square feet of properties to 18.5 million square feet at the time of the sale.

Arden’s initial equity market capitalization of $491 million is calculated by multiplying Arden’s initial public offering price of $20.00 per share by the 21,679,500 shares sold in its initial public offering (inclusive of 2,827,000 overallotment shares) and 2,889,071 operating units. Total enterprise value of $4.8 billion represents market capitalization plus total debt and preferred equity, minus cash and cash equivalents at the time of Arden’s sale. Over the ten-year period that Arden was a public company, market capitalization increased steadily from $491 million in 1996 to $1.7 billion in 2001, decreased to $1.4 billion in 2002, and thereafter increased steadily to $3.1 billion by the time of Arden’s sale. Total enterprise value increased steadily from $583 million at the initial public offering to $3.0 billion in 2001, decreased to $2.9 billion in 2002 and thereafter increased steadily each year to $4.8 billion by the time of Arden’s sale.

An investment in the common stock of Arden at the time of its initial public offering until its sale to GE Real Estate, generated a total return to stockholders of 338% per share for each share purchased at the initial public offering price of $20 per share (assuming reinvestment of all cash dividends since the initial public offering in October 1996), significantly outperforming the 263% returned by the benchmark MSCI US REIT Index and the 120% returned by the S&P 500 over the same period. The total return calculation represents the total return performance derived from publicly available information, and demonstrates the stock price performance as well as dividends paid. We can provide no assurances, however, that Arden’s stock performance was not impacted by general market trends and other external factors unrelated to management’s performance.

The MSCI US REIT Index represents approximately 85% of the publicly traded U.S. REIT market with each REIT in the index having a market capitalization of at least $100 million. It is comprised of equity REIT securities that belong to the MSCI US Investable Market 2500 Index. The MSCI US REIT Index includes only REIT securities that are of reasonable size in terms of full and free float-adjusted market capitalization to ensure that the performance of the equity REIT universe can be captured and replicated in actual institutional and retail portfolios of different sizes. The REITs that are included in the MSCI US REIT Index reflect a broad spectrum of real estate sectors, including REITs that operate in the office, retail, hotel, multifamily, industrial, healthcare and storage sectors in one or more regions of the United States or across the entire United States. We believe that the MSCI US REIT Index is an industry benchmark used by investors for purposes of comparing stock performance and stockholder returns. However, comparison of Arden’s stock performance to the performance of the MSCI US REIT Index may be limited due to the differences between Arden and the other companies represented in the MSCI US REIT Index, including with respect to size, asset type, geographic concentration and investment strategy. The information regarding total return to stockholders achieved by Arden is not a guarantee or prediction of the returns that we may achieve in the future, and we can offer no assurance that we will be able to replicate these returns.

The table below provides a comparison of Arden’s stock performance against the MSCI US REIT Index and the S&P 500, together with Arden’s net income during the same period.

Arden Total Return & Net Income Trend

	Year-End 12/31/2005(1)	Year-End 12/31/2004	Year-End 12/31/2003	Year-End 12/31/2002	Year-End 12/31/2001	Year-End 12/31/2000	Year-End 12/31/1999	Year-End 12/31/1998	Year-End 12/31/1997(2)	10/9/96 (Inception) to 12/31/1996
Total Return:
Arden Realty Inc.	25.3%	32.3%	47.8%	(9.5)%	13.9%	35.1%	(6.1)%	(19.3)%	18.0%	40.0%
RMS	12.1%	31.5%	36.7%	3.6%	12.8%	26.8%	(4.6)%	(16.9)%	18.6%	19.0%
S&P 500	4.9%	10.9%	28.7%	(22.1)%	(11.9)%	(9.1)%	21.0%	28.6%	33.4%	7.5%
Arden Net Income ($000)	$65,499	$73,775	$58,509	$70,175	$97,759	$96,710	$96,626	$90,675	$39,630	$(5,672	)(3)

(1)	Last full calendar year of operation; Arden announced sale to GE Real Estate in December 2005 and closed the sale in May 2006.
(2)	First full calendar year of operation following the initial public offering.
(3)	Includes $13 million in extraordinary loss on early extinguishment of debt.

Arden faced various adverse business developments. For example, from late 1997 to late 1999 Arden experienced a general downturn in its stock price and limited access to the capital markets, reflecting general global economic and market conditions and the weak demand for real estate investments as investors focused more heavily on the technology sector. From 2001 through 2005, Arden experienced a decline in its net income. Net income decreased from $97.8 million for the year ended December 31, 2001 to $65.5 million for the year ended December 31, 2005. This decrease was primarily the result of higher depreciation, which increased from $89.5 million for the year ended December 31, 2001 to $137.4 million for the year ended December 31, 2005, and lower occupancy levels, which began declining as of the end of 2000 from 94.4% to a low of 90.1% as of the end of 2002. These declines in occupancy levels and net income were due to reduced demand for office space, resulting primarily from adverse developments in the technology and telecommunications sectors and the resulting economic downturn. In addition, from time to time, in the ordinary course of business, Arden had properties that underperformed or failed to meet operational or financial expectations.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•	of the nine persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that 6, or 66.7%, of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

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we have opted out of the control share acquisition statute in the MGCL and have exempted from the business combination provisions of the MGCL any business combination that is first approved by our board of directors; and

•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, with respect to each of these committees and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will consist of three of our independent directors. We expect that the chairman of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement. Mr. Linehan has been designated as chair and Messrs. Antenucci and Glaser have been appointed as members of the audit committee.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of three of our independent directors. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Mr. Glaser has been designated as chair and Messrs. Linehan and Porter have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of three of our independent directors. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

•	recommending to the board of directors nominees for each committee of the board of directors;

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annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	overseeing the board of directors’ evaluation of the performance of management.

Mr. Moran has been designated as chair and Messrs. Burnett and Porter have been appointed as members of the nominating and corporate governance committee.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Limitation of Liability and Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law as discussed under “Material Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.” The indemnification agreements provide that, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of his or her status as a director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of any other foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written unsecured undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

Our charter permits us, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any of our present or former directors or officers who is made or threatened to be made a party to the proceeding by reason of his service in that capacity or (2) any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his service in that capacity, as discussed under “Material Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement of our operating partnership. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Exculpation and Indemnification.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

During 2009, because we did not conduct business, no compensation was paid to any of our named executive officers and, accordingly, no compensation policies or objectives governed our named executive officer compensation. At this time, our board of directors and our compensation committee have not yet adopted compensation policies applicable to our named executive officers, but intend to do so in the near future. We anticipate that our compensation policies will be established by our compensation committee based on factors such as the desire to retain our named executive officers’ services over the long term, aligning their interests with those of our stockholders, incentivizing them over the near, medium and long term, and rewarding them for exceptional performance, and such other factors as our compensation committee may consider in shaping its compensation philosophy. Our “named executive officers” during 2010 are expected to be Victor J. Coleman, Chief Executive Officer; Howard S. Stern, President; Mark T. Lammas, Chief Financial Officer; Christopher Barton, Executive Vice President, Operations and Development; and Dale Shimoda, Executive Vice President, Finance.

We expect that our compensation strategy will focus on providing a total compensation package that will not only attract and retain high-caliber executive officers and employees, but will also be utilized as a tool to align employee contributions with our corporate objectives and stockholder interests. We intend to provide a competitive total compensation package and will share our success with our named executive officers, as well as our other employees, when our objectives are met.

The following is a non-exhaustive list of items that we expect our compensation committee will consider in formulating our compensation philosophy and applying that philosophy to the implementation of our overall compensation program for named executive officers and other employees:

•	goals of the compensation program;

•	role of our compensation committee;

•	engagement and role(s) of an external compensation consultant and other advisors;

•	involvement of management in compensation decisions;

•	components of compensation, including equity, cash, incentive, fixed, short-, medium- and long-term compensation, and the interaction of these various components with one another;

•	equity grant guidelines with regard to timing, type, vesting and other terms and conditions of equity grants;

•	stock ownership guidelines and their role in aligning the interests of named executive officers with our stockholders;

•	severance and change of control protections;

•	perquisites, enhanced benefits and insurance;

•	deferred compensation and other tax-efficient compensation programs;

•	retirement and other savings programs;

•	peer compensation, benchmarking and survey data; and

•	risk mitigation and related protective and remedial measures.

Elements of Executive Officer Compensation

Set forth below is an overview of the expected initial components of our named executive officer compensation program, including annual cash compensation, equity awards and health and retirement benefits to be provided following completion of this offering.

Base Salaries

As of the completion of the offering, our named executive officers will earn annualized base salaries that are commensurate with their positions and are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. The expected amounts of 2010 annual base salaries for our named executive officers are set forth in the Summary Compensation Table below, but may be adjusted by our compensation committee.

Cash Bonuses

Following the completion of the offering, our named executive officers will be eligible to earn discretionary annual cash bonuses for 2010 based on the attainment of specified performance objectives established by our compensation committee. Eligibility to receive these cash bonuses is expected to incentivize our named executive officers to strive to attain company and/or individual performance goals that further our interests and the interests of our stockholders. The applicable terms and conditions of the cash bonuses will be determined by our compensation committee.

Equity Awards

We expect to make grants of restricted common stock to certain of our employees, including our named executive officers, upon completion of this offering. Each named executive officer will be entitled, under the terms of an applicable employment agreement, to an initial grant of shares of restricted stock. We expect that the aggregated denominated dollar value of all such awards will be approximately $3.81 million. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of the date of the completion of this offering, subject to the executive’s continued employment.

The amounts and types of future awards will be in our compensation committee’s discretion, and have not yet been determined. Equity award grants are expected to incentivize and reward increases in long-term stockholder value and to align the interests of our named executive officers with the interests of our stockholders, and to encourage the retention of our named executive officers.

Retirement Savings

We expect to establish and maintain a retirement savings plan under section 401(k) of the Code to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, which may be on a pre-tax basis through contributions to the 401(k) plan. We may match a portion of our employees’ annual contributions, within prescribed limits.

Employee Benefits

We expect that our full-time employees, including our named executive officers, will be eligible to participate in health and welfare benefit plans, which will provide medical, dental, prescription and other health and related benefits.

Additional Compensation Components

In the future, as we formulate and implement our compensation program, we may provide different and/or additional compensation components, benefits and/or perquisites to our named executive officers, to ensure that we provide a balanced and comprehensive compensation structure. We believe that it is important to maintain flexibility to adapt our compensation structure at this time to properly attract, motivate and retain the top executive talent for which we compete.

Employment Agreements

We have entered into employment agreements with our named executive officers, effective upon completion of the offering, that provide for the components of compensation described above, in addition to various severance and change in control benefits and other terms and conditions of employment. We believe that the protections contained in these employment agreements will help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with the company and will provide security with regard to some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity. For a description of the material terms of these employment agreements, see “—Narrative Disclosure to Summary Compensation Table” and “—Potential Payments Upon Termination or Change in Control” below.

Equity Incentive Plan

We intend to adopt an equity incentive plan, which we refer to as the 2010 Plan, subject to approval by a majority of our stockholders, under which we expect to grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2010 Plan, as it is currently contemplated, are summarized below. We are still in the process of implementing the 2010 Plan and, accordingly, this summary is subject to change prior to the effectiveness of the registration statement of which this prospectus is a part.

Eligibility and Administration

Employees, consultants and directors of us, our operating partnership and our respective subsidiaries will be eligible to receive awards under the 2010 Plan. The 2010 Plan will be administered by our compensation committee, which may delegate its duties and responsibilities to subcommittees of our directors and/or officers, subject to certain limitations that may be imposed under Code Section 162(m), Section 16 of the Exchange Act and/or stock exchange rules, as applicable. Our board of directors will administer the 2010 Plan with respect to awards to non-employee directors. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2010 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2010 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

An aggregate number of shares of our common stock equal to approximately 7.5% of our pro forma shares outstanding as of the closing of this offering will be available for issuance under awards granted pursuant to the 2010 Plan, which shares may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the 2010 Plan is forfeited, expires or is settled for cash, then any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2010 Plan. However, the following shares may not be used again for grant under the 2010 Plan: (i) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award, (ii) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise, and (iii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2010 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares authorized for grant under the 2010 Plan. After a transition period that may apply following the effective date of the offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2010 Plan during any calendar year is                          and the maximum amount that may be paid in cash pursuant to the 2010 Plan to any one participant during any calendar year period is ten million dollars ($10,000,000).

Awards

The 2010 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, profits interest units, SARs and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2010 Plan. Certain awards under the 2010 Plan may constitute or provide for a deferral of compensation, subject to Code Section 409A, which may impose additional requirements on the terms and conditions of such awards. All awards will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms. Awards other than cash awards will generally be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other tax Code requirements are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying these awards may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service with us or our affiliates, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Stock Payments, Other Incentive Awards, Profits Interest Units and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Profits interest units are awards of units of our operating partnership intended to constitute

“profits interests” under the tax Code, which may be convertible into shares of our common stock. Cash awards are cash incentive bonuses subject to performance goals.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards

Performance awards include any of the awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Code Section 162(m), in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Code Section 162(m).

Code Section 162(m) imposes a $1,000,000 cap on the compensation deduction that we may take in respect of compensation paid to our “covered employees” (which should include our chief executive officer and our next three most highly compensated employees other than our chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. We do not expect Code Section 162(m) to apply to awards under the 2010 Plan until the earliest to occur of our annual shareholders’ meeting in 2014, a material modification of the 2010 Plan or exhaustion of the share supply under the 2010 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC.

In order to constitute QPBC under Code Section 162(m), in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2010 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) price per share of common stock; (xx) regulatory body approval for commercialization of a product; (xxi) implementation or completion of critical projects; (xxii) market share; and (xxiii) economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2010 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions

The plan administrator has broad discretion to equitably adjust the provisions of the 2010 Plan, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2010 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2010 Plan), the surviving entity must assume outstanding awards or substitute economically equivalent awards for such outstanding awards; however, if the surviving entity refuses to assume or substitute for all or some outstanding awards, then all such awards will vest in full and be deemed exercised (as applicable) upon the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2010 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2010 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2010 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2010 Plan, “reprices” any stock option or SAR or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2010 Plan after the tenth anniversary of the date on which we adopt the 2010 Plan.

Tax Considerations

Section 162(m) of the Internal Revenue Code

Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our chief executive officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance based. We expect that our compensation committee will, following this offering, adhere to the principle that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Section 280G of the Internal Revenue Code

Section 280G of the Internal Revenue Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Internal Revenue Code imposes a 20% penalty on the individual receiving the excess payment.

Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 280G. However, our compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G and the imposition of excise taxes under Section 4999 when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting Standards

ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity incentive award plans will be accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering and our concurrent private placement and the formation transactions, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation Tables

Summary Compensation Table

We did not conduct business in 2009 and, accordingly, we did not pay any compensation to our named executive officers during or in respect of that year. Because we have no 2009 compensation to report, we are including below a Summary Compensation Table setting forth certain compensation that we expect to pay to our named executive officers during 2010 in order to provide some understanding of our expected compensation levels. While the table below accurately reflects our current expectations with respect to 2010 named executive officer compensation, actual 2010 compensation for these officers may be increased or decreased, including through the use of compensation components not currently contemplated or described herein. We expect to disclose actual 2010 compensation for our named executive officers in 2011, to the extent required by applicable SEC disclosure rules.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total(4)
Victor J. Coleman	2010	$500,000	—	—	—	—	—	—	$500,000
Chief Executive Officer

Howard S. Stern	2010	400,000	—	—	—	—	—	—	$400,000
President

Mark T. Lammas	2010	300,000	—	—	—	—	—	—	$300,000
Chief Financial Officer

Christopher Barton	2010	300,000	—	—	—	—	—	—	$300,000
Executive Vice President, Operations and Development

Dale Shimoda	2010	300,000	—	—	—	—	—	—	$300,000
Executive Vice President, Finance

(1)	Each of our named executive officers will receive a pro-rata portion of his 2010 base salary for the period from the completion of this offering through December 31, 2010.
(2)	Any bonus awards to our named executive officers will be determined in the sole discretion of our compensation committee contingent upon such factors as the compensation committee may deem appropriate.
(3)	Stock awards have not yet been granted to our named executive officers but are expected to be made on or about the date of this offering. The number of shares subject to restricted stock awards is not determinable at this time, but will equal, for Messrs. Coleman, Stern, Lammas, Barton and Shimoda, a number of shares of our common stock determined by dividing $2,000,000, $910,000, $300,000, $300,000 and $300,000, respectively, by our initial offering price. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of the date of this offering, subject to the executive’s continued employment. These amounts will be amortized ratably over the restricted shares’ vesting period of three years.
(4)	Amounts shown in this column do not include the value of restricted stock awards (described in Note 3 above) that are expected to be granted to our named executive officers in connection with the offering, but which have not yet been granted.

Narrative Disclosure to Summary Compensation Table

We have entered into employment agreements with each of our named executive officers, effective as of the date of the closing of this offering. The following is a summary of the material terms of the agreements.

Under the agreements, Messrs. Coleman, Stern, Lammas, Barton and Shimoda will serve as the company’s Chief Executive Officer, President, Chief Financial Officer, Executive Vice President—Operations and Development and Executive Vice President—Finance, respectively. Messrs. Coleman and Stern will report directly to the Board, while the other executives will report to our Chief Executive Officer. The initial term of the employment agreements will end on the third anniversary of the closing of this offering. On that date, the term of the employment agreements will automatically be extended for one year, unless earlier terminated. In the event that we experience a “change in control” (as defined in the 2010 Plan) during the one-year extension period, the term of the employment agreements will instead continue through the first anniversary of the consummation of the change in control. Pursuant to Messrs. Coleman and Stern’s employment agreements, during the terms of their employment, we will nominate each for election as a director.

Under the employment agreements, the executives will receive initial annual base salaries in the amounts reflected in the “Compensation Tables—Summary Compensation Table” above, which are subject to increase at the discretion of our compensation committee. In addition, the executives will each be eligible to receive an annual discretionary cash performance bonus, the amount of which will be determined based on the attainment of performance criteria established by our compensation committee. In connection with entering into the employment agreements, Messrs. Coleman, Stern, Lammas, Barton and Shimoda will each be granted a

“founders” award of restricted shares of our common stock, with the number of shares determined by dividing $2,000,000, $910,000, $300,000, $300,000 and $300,000, respectively, by the initial public offering price per share of our common stock. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of the date of this offering, subject to the executive’s continued employment. In addition, the executives will be eligible to participate in customary health, welfare and fringe benefit plans, and will accrue up to four weeks of paid vacation per year.

If an executive’s employment is terminated by the company without “cause” or by the executive for “good reason” (each, as defined in the employment agreements), because the company elects not to renew the initial term of the employment agreement or by reason of the executive’s death or disability, the executive will be entitled to certain payments and benefits, as described under “—Potential Payments Upon Termination or Change in Control” below. The employment agreements also contain customary confidentiality and non-solicitation provisions.

Potential Payments Upon Termination or Change in Control

As discussed above, we have entered into employment agreements with each of our named executive officers. Under the employment agreements, if an executive’s employment is terminated by the company without “cause” or by the executive for “good reason” (each, as defined in the employment agreements) then, in addition to accrued amounts and any earned but unpaid bonuses, the executive will be entitled to receive the following:

•

A lump-sum payment in an amount equal to two (or, with respect to Messrs. Coleman and Stern, three) times the sum of (i) the executive’s annual base salary then in effect, (ii) the highest annual bonus earned by the executive during the employment term (or, in the event of a termination prior to the end of the completion of the company’s first full fiscal year, an amount as determined by our compensation committee in its sole discretion, but in no event less than the executive’s base salary in effect on the termination date) and (iii) the highest value of any annual equity award(s) made to the executive during the employment term (not including the initial grant of restricted stock described above or any award(s) granted pursuant to a multi-year or long-term performance program, initial hiring or retention award or similar non-reoccurring award);

•	accelerated vesting of all outstanding equity awards held by the executive as of the termination date; and

•	company-subsidized continuation healthcare coverage for up to eighteen months after the termination date.

In the event that an executive’s employment is terminated because the company elects not to renew the initial tem of the employment agreement, then the executive will be entitled to receive the same payments and benefits described above for a termination without cause or for good reason, except that the amount of the cash severance will be multiplied by one rather than two (or, with respect to Messrs. Coleman and Stern, two rather than three). However, if such a non-renewal termination occurs upon or within twelve months after a change in control of the company, the executive will be entitled to receive the same payments and benefits described above for a termination without cause or for good reason (without reduction of the cash severance multiplier). The executive’s right to receive the severance payments and benefits described above is subject to his delivery of an effective general release of claims in favor of the company.

Under the employment agreements, upon a change in control of the company, the executives will be entitled to accelerated vesting of the executive’s initial restricted stock grant such that the restricted stock will become fully vested and nonforfeitable.

Upon a termination of employment by reason of death or disability, the executive or his/her estate will be entitled to accelerated vesting of all outstanding equity awards held by the executive as of the termination date, in addition to accrued amounts and earned but unpaid bonuses.

The following table sets forth, to the extent determinable, the value of the payments and benefits that would be provided to our named executive officers upon the occurrence of a qualifying termination of employment or change in control, in each case, occurring as of the effective time of the offering. Amounts shown do not include (i) accrued but unpaid salary through the date of termination, or (ii) other benefits earned or accrued by the named executive officer during his employment that are available to all salaried employees, such as accrued vacation. The amounts set forth in the table below take into account only obligations expected to exist as of the effective time of this offering. We may implement additional termination and/or change in control plans, programs or agreements subsequent to the effective time of the offering. We expect to disclose, in 2011, potential payments to our named executive officers upon a termination of employment or a change in control based on all plans, programs and agreements in effect as of December 31, 2010, to the extent required by applicable SEC disclosure rules.

Name	Benefit	Company Non- Renewal(1) ($)	Death or Disability ($)	Change in Control ($)	Company Non- Renewal After Change in Control or Termination without Cause or for Good Reason at any time ($)
Victor J. Coleman
	Cash Severance(2)	$2,000,000	—	—	$3,000,000
	Continued Health Benefits(3)	—	—	—	—
	Equity Acceleration(4)	$2,000,000	$2,000,000	$2,000,000	$2,000,000
	Total(5)	$4,000,000	$2,000,000	$2,000,000	$5,000,000
Howard S. Stern
	Cash Severance(2)	$1,600,000	—	—	$2,400,000
	Continued Health Benefits(3)	—	—	—	—
	Equity Acceleration(4)	$910,000	$910,000	$910,000	$910,000
	Total(5)	$2,510,000	$910,000	$910,000	$3,310,000
Mark T. Lammas
	Cash Severance(2)	$600,000	—	—	$1,200,000
	Continued Health Benefits(3)	—	—	—	—
	Equity Acceleration(4)	$300,000	$300,000	$300,000	$300,000
	Total(5)	$900,000	$300,000	$300,000	$1,500,000
Christopher Barton
	Cash Severance(2)	$600,000	—	—	$1,200,000
	Continued Health Benefits(3)	—	—	—	—
	Equity Acceleration(4)	$300,000	$300,000	$300,000	$300,000
	Total(5)	$900,000	$300,000	$300,000	$1,500,000
Dale Shimoda
	Cash Severance(2)	$600,000	—	—	$1,200,000
	Continued Health Benefits(3)	—	—	—	—
	Equity Acceleration(4)	$300,000	$300,000	$300,000	$300,000
	Total(5)	$900,000	$300,000	$300,000	$1,500,000

(1)	This column describes the payments and benefits that become payable if the company elects not to renew the initial term of the agreement prior to the occurrence of a change in control.
(2)	Cash severance was calculated by multiplying the applicable severance multiple (described above) by the sum of the executive’s expected 2010 base salary and minimum bonus severance multiplier (i.e. current expected base salary) since no actual bonuses have been earned to date. No portion of any executive’s compensation is expected to consist of annual equity awards during 2010 (as opposed to initial grants associated with this offering, which are excluded from the severance calculation) and, accordingly, no value is included in the cash severance for such awards.
(3)	Executives will be entitled to continued health insurance coverage under COBRA for 18 months. We have not yet implemented the benefit plans pursuant to which these benefits will be made available and, accordingly, it is not currently possible to estimate the expected value of these benefits.
(4)	The value of accelerated restricted stock was calculated as the full fair market value of shares underlying the restricted stock grants on the offering date.
(5)	Totals do not include the value of the continuation healthcare benefits (where applicable), which value cannot be determined at this time. If any payments described in this table would otherwise be subject to an excise tax under Section 4999 of the Code by reason of the “golden parachute” rules contained in Section 280G of the Code, such payments will be reduced if and to the extent that doing so will result in net after-tax payments and benefits for the executive that are more favorable than the net after-tax payments and benefits payable to the executive in the absence of such a reduction after the imposition of the excise tax.

Director Compensation

We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. Each non-employee director is expected to receive an annual base fee for his or her services of $100,000, payable in quarterly installments in conjunction with quarterly meetings of the board of directors. The annual retainer is expected to be payable 50% in cash and 50% in the form of restricted stock, with directors being permitted to elect to receive the cash portion of the annual retainer in the form of fully vested shares of our common stock. In addition, each non-employee director who serves as the chair of the audit, compensation or nominating and corporate governance committees is expected to receive an additional annual cash retainer of $15,000, $10,000 or $7,500, respectively. Directors are expected to be permitted to elect to receive up to 100% of such additional annual retainers in the form of fully vested shares as well. We anticipate that participating directors will be able to elect to receive fully vested shares currently or on a deferred basis. We intend to reimburse each of our directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings. We have not made any payments to any of our non-employee directors or director nominees to date. Concurrently with the closing of this offering, we will grant                  restricted shares of our common stock with a grant date value of $100,000 to each of our non-employee director nominees pursuant to our 2010 Plan. These awards of restricted stock, along with any awards of restricted stock granted as part of the annual retainer or additional annual retainers for committee chairmen, are expected to vest ratably as to one-third of the shares subject to each grant on each of the first three anniversaries of the applicable grant, subject to the director’s continued service on our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Concurrent Private Placement

Concurrently with the completion of this offering, Mr. Coleman will purchase $2.0 million in shares of common stock and the Farallon Funds will purchase $18.0 million in shares of common stock, in each case at a price per share equal to the initial public offering price and without payment by us of any underwriting discount or commission. The proceeds will be contributed to our operating partnership in exchange for common units.

Contribution Agreements

Hudson Contribution Agreement

Mr. Coleman and Mr. Stern are parties to a contribution agreement, or the Hudson contribution agreement, with us and our operating partnership pursuant to which Messrs. Coleman and Stern will contribute their direct or indirect interests in a portfolio of properties and a property management business to our operating partnership in exchange for common units. See “Structure and Formation of Our Company—Formation Transactions.” Under the Hudson contribution agreement, Mr. Coleman will receive              common units and Mr. Stern will receive                  common units. The aggregate value of the common units to be issued to Mr. Coleman is $                 million and to Mr. Stern is $                 million, in each case based upon the midpoint of the pricing range set forth on the cover page of this prospectus.

The Hudson contribution agreement provides that we will assume or succeed to all of the contributors’ rights, obligations and responsibilities with respect to the properties and the property entities contributed. It contains representations and warranties by Messrs. Coleman and Stern to our operating partnership with respect to the condition and operations of the properties and interests to be contributed to us and certain other matters. With some exceptions, Messrs. Coleman and Stern have agreed to severally indemnify us and our operating partnership for breach of these representations and warranties under claims brought within one year of the closing of this offering, subject to a deductible equal to 1% of the aggregate total consideration received by them under the contribution agreement, and up to a maximum of 10% of their aggregate total consideration under the contribution agreement or, in the case of claims relating to a specific property, 10% of their aggregate total consideration allocable to that property under the contribution agreement. As described below under “—Representation, Warranty and Indemnity Agreement,” the Farallon Funds have agreed to severally indemnify us and our operating partnership for breach of the property and certain entity representations and warranties made by Messrs. Coleman and Stern in the Hudson contribution agreement. Messrs. Coleman and Stern will pledge common units to our operating partnership with a value, based on the price per share of our common stock in this offering, equal to 10% of their aggregate total consideration under the contribution agreement, in order to secure their indemnity obligations, and except in limited circumstances, these units will be the sole recourse of our operating partnership against Messrs. Coleman and Stern in the case of a breach of a representation or warranty or other claim for indemnification. The Hudson contribution agreement also provides that our operating partnership will use commercially reasonable efforts to make up to $3.0 million of debt available to Messrs. Coleman and Stern, in the aggregate, to guarantee, which may assist them in deferring taxes in connection with their contributions.

The contribution of properties under the Hudson agreement is subject to customary commercial real estate prorations, whereby the buyer and seller apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses as of the closing.

Farallon Contribution Agreement

Affiliates of the Farallon Funds are party to a contribution agreement, or the Farallon contribution agreement, with us and our operating partnership pursuant to which such affiliates will contribute their direct or indirect interests in a portfolio of properties to the operating partnership in exchange for common units and shares of our common stock, which will be received by the Farallon Funds. See “Structure and Formation of Our Company—Formation Transactions.” Under the Farallon contribution agreement, the Farallon Funds will receive                  common units and                  shares of common stock. The aggregate value of the common units and common stock to be issued to the Farallon Funds is $                 million, based upon the midpoint of the pricing range set forth on the cover page of this prospectus.

The Farallon contribution agreement provides that we will assume or succeed to all of the contributors’ rights, obligations and responsibilities with respect to the properties and the property entities contributed. It contains representations and warranties by the Farallon Funds to our operating partnership with respect to the interests to be contributed to us and certain other matters. As described below under “—Representation, Warranty and Indemnity Agreement,” the Farallon Funds have agreed to severally indemnify us and our operating partnership for breach of the representations and warranties made by the contributors in the Farallon contribution agreement.

In addition, the Farallon contribution agreement provides that our board of directors will grant to the Farallon excepted holders an exemption from the ownership limits, subject to various conditions and limitations. See “Description of Stock—Restrictions on Ownership and Transfer.”

The contribution of properties under the Farallon agreement is subject to customary commercial real estate prorations, whereby the buyer and seller apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses as of the closing.

875 Howard Street Contribution Agreement

The third party that owns interests in the 875 Howard Street property is party to a contribution agreement, or the 875 Howard Street contribution agreement, with us and our operating partnership pursuant to which the third party will contribute its indirect interests in that property to the operating partnership in exchange for shares of common stock and common units with an aggregate value of $540,000 that it has directed be issued directly to certain nominees of the Farallon Funds. See “Structure and Formation of Our Company—Formation Transactions.” The 875 Howard Street contribution agreement provides that we will assume or succeed to all of the contributors’ rights, obligations and responsibilities with respect to the property and the property entities contributed. It contains representations and warranties by the contributor to our operating partnership with respect to the condition and operations of the property and interests to be contributed to us and certain other matters. As described below under “—Representation, Warranty and Indemnity Agreement,” the Farallon Funds have agreed to severally indemnify us and our operating partnership for breach of the representations and warranties made by in the 875 Howard Street contribution agreement by the contributor. The contribution of property under the 875 Howard Street contribution agreement is subject to customary commercial real estate prorations, whereby the buyer and seller apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses as of the closing.

Representation, Warranty and Indemnity Agreement

In connection with the formation transactions, we entered into a representation, warranty and indemnity agreement with the Farallon Funds, pursuant to which they each made limited representations and warranties to us and our operating partnership regarding their investment intent with respect to the equity securities received by them as nominees, and certain other matters. The Farallon Funds have also agreed to indemnify us and our operating partnership for breaches of such representations and warranties, in addition to the representations and warranties made by their affiliates that are the contributors in the Farallon contribution agreement, the representations and warranties in the 875 Howard Street contribution agreement made by the third party that owns interests in such property, and certain representations and warranties of Messrs. Coleman and Stern in the Hudson contribution agreement. Such indemnification is limited to claims made within one year of the closing of this offering and is subject to a deductible equal to 1% of the aggregate total consideration received by the Farallon Funds under the Farallon contribution agreement, and to a maximum, in the case of each Farallon Fund, of 10% of that Farallon Fund’s aggregate total consideration under the Farallon and 875 Howard Street contribution agreements or, in the case of claims relating to a specific property, 10% of that Farallon Fund’s aggregate total consideration allocable to that property under the Farallon and 875 Howard Street contribution agreements. The Farallon Funds will pledge common units and common stock to our operating partnership with a value, based on the price per share of our common stock in this offering, equal to 10% of their aggregate total consideration under the contribution agreement, in order to secure their indemnity obligations, and except in limited circumstances, these units and shares will be the sole recourse of our operating partnership in the case of a breach of a representation or warranty or other claim for indemnification under the Farallon and 875 Howard Street contribution agreements, and, together with our recourse against Messrs. Coleman and Stern under the Hudson contribution agreement in the case of a breach of a representation or warranty or other claim for indemnification under that agreement, will constitute our operating partnership’s sole recourse for claims of indemnification under the contribution agreements.

Pursuant to a separate agreement between Messrs. Coleman and Stern, on the one hand, and the Farallon Funds, on the other, Messrs. Coleman and Stern have agreed to indemnify the Farallon Funds for certain losses incurred by the Farallon Funds for claims arising under the Hudson contribution agreement, subject to a maximum equal to the aggregate total consideration received by Messrs. Coleman and Stern in respect of their indirect interests in the property entities that own each of the Sunset Gower property, the Technicolor Building, the Sunset Bronson property and the City Plaza property.

Partnership Agreement

Prior to the completion of this offering, we will enter into an amended and restated partnership agreement with the various limited partners of our operating partnership, including the Farallon Funds. Pursuant to the partnership agreement, persons holding common units as a result of the formation transactions will have rights beginning 14 months after the completion of this offering to cause our operating partnership to redeem their common units for cash equal to the then-current market value of one share of common stock, or, at our election, to exchange their common units for shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances described in the partnership agreement. The partnership agreement also provides for redemption, conversion, exchange and other rights with respect to our series A preferred units. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Material Terms of Our Series A Preferred Units.”

Registration Rights

We have entered into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions or pursuant to the concurrent private placement, including the Farallon Funds, the Morgan Stanley Investment Partnership and certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the concurrent private placement, and the resale of the shares of our common stock issued or issuable, at our option, in exchange for operating partnership units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale. Commencing on the date that is 180 days following completion of this offering, the Farallon Funds have the right, on one occasion, to require us to register shares of our common stock issued in the formation transactions and the concurrent private placement for resale in an underwritten offering registered pursuant to the Securities Act; provided, such registration shall be limited to a number of shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds and their affiliates in the formation transactions and the concurrent private placement. Commencing upon our filing of a resale registration statement not later than 14 months after the date of this offering, under certain circumstances, we are also required to undertake an underwritten offering upon the written request of holders of at least 10% in the aggregate of the securities originally issued in the formation transactions, provided that we are not obligated to effect more than two such underwritten offerings in addition to the demand registration. See “Shares Eligible for Future Sale—Registration Rights.”

Acquisition of Certain Properties by Hudson Capital and the Farallon Funds Prior to the Formation Transactions

Through various transactions during the two years prior to this offering and the formation transactions, Hudson Capital, LLC and affiliates of the Farallon Funds acquired the City Plaza property for an aggregate net purchase price paid of $53.3 million (before closing costs and prorations), after acquiring the mortgage on the property for $69.3 million and receiving a $1.3 million loan paydown from the original borrower along with a transfer of $14.7 million from existing loan reserves.

Employment Agreements

We have entered into employment agreements with our executive officers that will take effect upon the completion of this offering. The material terms of the employment agreements with our named executive officers are described under “Executive Compensation—Narrative Disclosure to Summary Compensation Table” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Indemnification of Officers and Directors

We expect to enter into an indemnification agreement with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

Reimbursement of Pre-closing Transaction Costs

From time to time prior to this offering, Hudson Capital, LLC, the Farallon Funds and certain other contributors have advanced an aggregate of $             to pay organizational and other similar expenses that we incurred in connection with this offering and the formation transactions. These funds were advanced with the understanding that they would be repaid out of the proceeds of a completed public offering. Accordingly, upon consummation of this offering, we will repay $             of such advances to Hudson Capital, LLC and $             of such advances to the Farallon Funds. The remaining $             of such advances will be repaid to unaffiliated third parties.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our existing properties and other acquired properties and assets. We currently intend to invest primarily in office and media and entertainment properties. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our initial portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our initial portfolio consists of, and our business objectives emphasize, equity investments in office and media and entertainment properties, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in mortgages secured by office or media and entertainment-related properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our initial portfolio, our board of directors determines that such action would be in our best interest and consistent with our qualification as a REIT.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. Our charter and bylaws do not limit the amount of debt that we may incur. Although our board of directors has not adopted a policy limiting the total amount of debt that we may incur, we intend upon full deployment of the net proceeds of this offering and utilization of our secured credit facility to target a ratio of debt to total assets of 40-45% based on the cost of our assets. We intend to target a limit on our floating rate debt of no more than 20% of outstanding debt through fixed rate borrowing or interest rate hedges.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Lending Policies

We have not made any loans to third parties, although we do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional units and senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us generally will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive right to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of common stock or units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview. Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners, may come into conflict with the duties of our directors and officers to our company.

Under Maryland law, the general partner of a Maryland limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and an obligation to discharge its duties and exercise its rights as general partner under the partnership agreement or Maryland law consistently with the obligation of good faith and fair dealing. The duty of loyalty requires a general partner of a Maryland general partnership to account to the partnership and hold as trustee for it any property, profit, or benefit derived by the general partner in the conduct of the partnership business or derived from a use by the general partner of partnership property, including the appropriation of a partnership opportunity, to refrain from dealing with the partnership in the conduct or winding up of the partnership business as or on behalf of a party having an interest adverse to the partnership and to refrain from competing with the partnership in the conduct of the partnership business, although the partnership agreement may identify specific types or categories of activities that do not violate the duty of loyalty. Our operating partnership agreement provides that we, in our capacity as general partner of our operating partnership, are under no obligation not to give priority to our separate interests or those of our stockholders. The partnership agreement also provides that any action or failure to act by us or our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our operating partnership does not violate the duty of loyalty that we owe in our capacity as the general partner of our operating partnership to the operating partnership or its partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that neither we, as the general partner of the operating partnership, nor any of our directors or officers, will be liable or accountable in damages or otherwise to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. In addition, the partnership agreement provides that our operating partnership must indemnify us, each of our directors, officers and employees, and any other person designated by us, against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, except (1) if the act or omission of such person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, if the person had reasonable cause to believe the act or omission was unlawful.

No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify or reduce the fiduciary duties and obligations of a general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce our fiduciary duties that would be in effect were it not for the partnership agreement.

Policies Applicable to All Directors and Officers. We will adopt a code of business conduct and ethics that seeks to identify and mitigate conflicts of interest between our employees, officers and directors and our company. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

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the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

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the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Maryland law (where our operating partnership is formed), we, as general partner, have fiduciary duties and obligations to our operating partnership and its partners and, consequently, such transactions also are subject to the fiduciary duties of care and loyalty and the obligation of good faith and fair dealing that we, as general partner, owe to the operating partnership and its limited partners (to the extent such duties have not been modified or reduced pursuant to the terms of the partnership agreement). We will adopt a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock, or units convertible into common stock, in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.,” we expect, but are not obligated, to issue common stock to holders of units upon exercise of their redemption rights. Except in connection with the concurrent private placement and formation transactions, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase the number of authorized shares of common stock or preferred stock and to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury Regulations, our board of directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Operating Partnership

Following the completion of this offering and the formation transactions, our operating partnership will, directly or indirectly through its wholly owned subsidiaries, hold substantially all of our assets and conduct substantially all of our operations. We will contribute the net proceeds from this offering and the concurrent private placement to our operating partnership in exchange for common units in our operating partnership. Subject to the preferred rights of holders of series A preferred units and any other class or series of units that our operating partnership may issue in the future, our interest in our operating partnership will entitle us to share in cash distributions from, and allocations of profits and losses of, our operating partnership in proportion to our percentage ownership of common units. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully below in “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.” Our board of directors will manage the business and affairs of our company by directing the business and affairs of our operating partnership.

Beginning on or after the date that is 14 months after the consummation of this offering, limited partners of our operating partnership and certain qualifying assignees of limited partners will have the right to require our operating partnership to redeem part or all of their outstanding common units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” Beginning on or after the date that is three years after the consummation of this offering, the limited partners of our operating partnership holding series A preferred units and certain qualifying assignees of such limited partners will also have the right to either (i) convert up to approximately $12.5 million (before closing costs and prorations) in aggregate liquidation preference of their outstanding series A preferred units into common units with an equivalent value (valuing each common unit to be received at the fair market value of a share of our common stock at the time of conversion), or (ii) require our operating partnership to redeem such series A preferred units or, at our option, exchange them for registered shares of our common stock with a value equal to the redemption price (valuing each share of common stock to be received at the fair market value of such share at the time of redemption), subject to the applicable restrictions on ownership and transfer of our stock set forth in our charter. With each redemption of units, we will increase our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.”

Our Services Company

As part of our formation transactions, we formed Hudson Pacific Services, Inc., or our services company, a Maryland corporation that is wholly owned by our operating partnership. We will elect with our services company to treat it as a taxable REIT subsidiary for federal income tax purposes. Our services company generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT. We anticipate that our services company will provide a number of services to certain tenants at our media and entertainment properties or other properties. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” In addition, our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our services company. We also anticipate that we will lease space to our services company at one or more of our media and entertainment properties. We may form additional taxable REIT subsidiaries in the future. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable) as a regular corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Formation Transactions

Each property that will be owned by us, directly by our operating partnership or indirectly by one of its wholly owned subsidiaries, upon the completion of this offering is currently owned by a partnership or limited liability company, or property entity, in which Hudson Capital, LLC, the Farallon Funds, the Morgan Stanley Investment Partnership and/or other third parties own a direct or indirect interest.

Prior to or concurrently with the completion of this offering, we will engage in the formation transactions described below, which are designed to consolidate our asset management, property management, property development, leasing, tenant improvement, construction, acquisition and financing business into our operating partnership; consolidate the ownership of a portfolio of office and media and entertainment properties, together with certain other real estate assets, into our operating partnership and one or more taxable REIT subsidiaries; facilitate this offering; enable us to raise necessary capital to repay existing indebtedness related to certain properties in our portfolio; enable us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2010; and preserve the tax position of certain continuing investors.

Pursuant to the formation transactions, the following have occurred or will occur concurrently with or prior to the completion of this offering. All monetary amounts are based on the mid-point of the range set forth on the cover page of this prospectus:

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Hudson Pacific Properties, Inc. was formed as a Maryland corporation on November 9, 2009. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2010.

•	Our operating partnership was formed as a Maryland limited partnership on January 15, 2010.

•	Our services company was formed as a Maryland corporation on February 12, 2010. We will elect with our services company to treat it as a taxable REIT subsidiary for federal income tax purposes.

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We will sell                  shares of our common stock in this offering and                  additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for common units.

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Pursuant to separate contribution agreements, each dated as of February 15, 2010, our operating partnership will, directly or indirectly through its wholly owned subsidiaries, acquire a 100% ownership interest in the entities that own all of our initial properties (other than the Del Amo Office property) in exchange for shares of our common stock in our company, common units, series A preferred units and/or cash, as set forth in greater detail below:

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Victor J. Coleman and Howard S. Stern will contribute to our operating partnership their entire interests in Hudson Capital, LLC in exchange for (i) common units with a value of $9.0 million and (ii) an additional                  common units, subject to prorations. Hudson Capital, LLC owns (i) an approximate 1.6% interest in the property entity that owns the Sunset Gower property and the Technicolor Building, (ii) an approximate 1.0% interest in the property entity that owns the Sunset Bronson property, and (iii) an approximate 0.9% interest in the property entity that owns the City Plaza property, and is the entity through which our predecessor carried on the property management business that we will continue after the consummation of this offering. For so long as either Mr. Coleman or Mr. Stern is a partner in our operating partnership, our operating partnership has committed to use commercially reasonable efforts to make available to them, upon their request, an opportunity to guarantee, on a “bottom-dollar” basis or otherwise, up to $3.0 million, in the aggregate, of debt of the operating partnership or any of its subsidiaries; provided, however, that the operating partnership will not be required to incur any indebtedness that it would not otherwise have incurred.

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In exchange for their contribution to our operating partnership of the property entities that own 100% of the First Financial and Tierrasanta properties, the Morgan Stanley Investment Partnership and certain of its limited partners will receive series A preferred units with an aggregate liquidation preference of approximately $12.5 million (before closing costs and prorations), common units with an aggregate value of approximately $3.8 million, and approximately $7.2 million in cash. In connection with this contribution, our operating partnership will make up to approximately $55.1 million (and, under certain circumstances, up to approximately $70.0 million) of debt available for guarantee by the Morgan Stanley Investment Partnership or certain of its owners, which may assist the Morgan Stanley Investment Partnership or such owners in deferring taxes in connection with the formation transactions. In addition, pursuant to a tax protection agreement, we have agreed to make certain tax indemnity payments if we dispose of any interest with respect to such properties in a taxable transaction during the period from the closing of the offering through certain specified dates ranging from 2017 to 2027.

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In exchange for the contribution to our operating partnership of (i) their approximate 98.4% interest in the property entity that owns the Sunset Gower property and the Technicolor Building, (ii) their approximate 99.0% interest in the property entity that owns the Sunset Bronson property, (iii) their approximate 99.1% interest in the property entity that owns the City Plaza property, and (iv) their approximate 94.0% interest in the property entity that owns the 875 Howard Street property, the Farallon Funds, as nominees of the contributors, will receive              shares of our common stock and              common units, with an aggregate value of $                 million, subject to prorations.

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In exchange for the contribution to our operating partnership of its interests in the entity that owns the 875 Howard Street property, the Farallon Funds, as the nominees of the third party that owns the remaining interests in such entity, will receive common stock and common units with a value of $0.5 million.

•	The current management team of Hudson Capital, LLC will become our executive management team, and the current employees of Hudson Capital, LLC will become our employees.

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Our operating partnership will use a portion of the net proceeds of this offering and the concurrent private placement to repay (i) in full $115.0 million of mortgaged indebtedness secured by the Sunset Gower and Technicolor Building properties and (ii) in full approximately $39.0 million of mortgage indebtedness secured by the 875 Howard Street property. See “Use of Proceeds.”

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Each of the contributors in our formation transactions that has entered into a contribution agreement, and each other recipient of cash or equity consideration has entered into a representation, warranty and indemnity agreement. These agreements provide for limited representations and warranties by the respective contributors or their nominees regarding the entities and assets being contributed in the formation transactions, and entitle us and our operating partnership to indemnification for breaches of those representations and warranties on a several but not joint basis by each contributor or its nominee. Such indemnification is subject to a deductible in an amount equal to 1% of the total consideration paid by us and our operating partnership in the formation transactions to such contributor or its nominee, and is capped at a maximum of 10% of their aggregate total consideration received by them under their respective contribution agreement. As credit support for potential indemnification claims, we have received from the several contributors or their nominees a lien and security interest in a number of shares of common stock and common units having an aggregate value equal to 10% of the total consideration paid by us and our operating partnership in the formation transactions, based on the price per share of common stock in the initial public offering. The number of pledged shares and units will be fixed as of the closing of this offering, and accordingly will not increase in the event the trading price of our common stock drops below the initial public offering price. The pledged collateral will be released on the one-year anniversary of the closing of this offering to the extent that claims have not been made against the outstanding collateral. If any claim for indemnification is made by us against a contributor or its nominee within such one year period, all or a portion of the shares and units pledged by such contributor or its nominee will be held by us until resolution of such claim, at which time any amounts not used to satisfy such claim will be returned to such contributor or nominee, as applicable.

In addition, following completion of this offering, our operating partnership or a subsidiary of our operating partnership will acquire, directly or indirectly through a wholly owned subsidiary, a 100% ownership interest in the Del Amo Office property ground subleasehold and improvements interest for $27.5 million in cash. The Farallon Funds will receive $             million of this cash in their capacity as indirect owners of the limited partners of the entity that owns the Del Amo Office property subleasehold interest and improvements. The acquisition of the Del Amo Office property is subject to conditions that could prevent or delay our acquisition of the property. See “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.”

Concurrent Private Placement

Concurrently with the completion of this offering, Mr. Coleman and the Farallon Funds will purchase $20.0 million in shares of common stock at a price per share equal to the initial public offering price and without payment by us of any underwriting discount or commission. The proceeds will be contributed to our operating partnership in exchange for common units.

Benefits of the Formation Transactions and Concurrent Private Placement to Related Parties

In connection with this offering, the formation transactions and the concurrent private placement, the Farallon Funds and certain of our executive officers and directors will receive material benefits, including the following. Amounts below are based on the mid-point of the range set forth on the cover page of this prospectus.

Victor J. Coleman

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Mr. Coleman, our Chairman and Chief Executive Officer, will purchase $2.0 million in shares of our common stock in the concurrent private placement at a price equal to the initial public offering price.

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In exchange for the contribution of his interest in Hudson Capital, LLC (in which he holds a 65% ownership interest), Mr. Coleman will receive (i) common units with a value of approximately $5.8 million and (ii) an additional              common units. As a result, Mr. Coleman will own     % of our outstanding common stock on a fully diluted basis, or     % on a fully diluted basis if the underwriters’ overallotment option is exercised in full.

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In connection with Mr. Coleman’s contribution, our operating partnership is obligated to use commercially reasonable efforts to make up to $3.0 million of indebtedness of our operating partnership (or a subsidiary thereof) available to Mr. Coleman and Mr. Stern together for guarantee, which may allow Mr. Coleman to defer the recognition of gain in connection with the formation transactions.

Howard S. Stern

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In exchange for the contribution of his interest in Hudson Capital, LLC (in which he holds a 35% ownership interest), Mr. Stern, our President and one of our directors, will receive (i) common units with a value of approximately $3.2 million and (ii) an additional              common units. As a result, Mr. Stern will own     % of our outstanding common stock on a fully diluted basis, or     % on a fully diluted basis if the underwriters’ overallotment option is exercised in full.

•

In connection with his contribution, our operating partnership is obligated to use commercially reasonable efforts to make up to $3.0 million of indebtedness of our operating partnership (or a subsidiary thereof) available to Mr. Stern and Mr. Coleman together for guarantee, which may allow Mr. Stern to defer the recognition of gain in connection with the formation transactions.

Richard B. Fried and The Farallon Funds

•

Richard B. Fried, a Managing Member and co-head of the real estate group at Farallon Capital Management, L.L.C., will serve as one of our directors, based on an agreement entered into in connection with the formation transactions.

•	The Farallon Funds will purchase $18.0 million in shares of our common stock in the concurrent private placement at a price equal to the initial public offering price.

•

In exchange for the contribution by affiliates of the Farallon Funds of their interests in the property entities that own each of the Sunset Gower property, the Technicolor Building, the Sunset Bronson property, the City Plaza property and the 875 Howard Street property, the Farallon Funds will receive (i)              shares of our common stock, (ii)              common units and (iii) $             in cash. As a result, the Farallon Funds will own     % of our outstanding common stock,     % of our outstanding common stock on a fully diluted basis, or     % on a fully diluted basis if the underwriters’ overallotment option is exercised in full. In addition, the Farallon Funds, as nominees of the third party that owns the remaining interests in the 875 Howard Street property, will receive common stock and common units with a value of $0.5 million.

•

Our board of directors will grant to certain Farallon Funds and certain of their affiliates, which we refer to collectively as the Farallon excepted holders, an exception to the ownership limits in our charter that will allow them, during the time that such exception is effective, to own shares in excess of the ownership limits, subject to various conditions and limitations, as described under “Description of Stock—Restrictions on Ownership and Transfer.”

Employment Agreements

We have entered into employment agreements with our executive officers that will become effective as of the closing of this offering, which provide for salary, bonus and other benefits, including accelerated equity vesting upon a change in control and severance upon a termination of employment under certain circumstances, as described under “Executive Compensation—Narrative Disclosure to Summary Compensation Table” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Indemnification Agreements

We also expect to enter into indemnification agreements with our directors and executive officers at the closing of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us as officers or directors.

Registration Rights Agreement

We have entered into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions or the concurrent private placement, including the Farallon Funds, the Morgan Stanley Investment Partnership and certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the concurrent private placement, and the resale of the shares of our common stock issued or issuable, at our option, in exchange for common units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale. Commencing on the date that is 180 days following completion of this offering, the Farallon Funds have the right, on one occasion, to require us to register shares of our common stock issued in the formation transactions and the concurrent private placement for resale in an underwritten offering registered pursuant to the Securities Act; provided, such registration shall be limited to a number of shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds and their affiliates in the formation transactions and the concurrent private placement. Commencing upon our filing of a resale registration statement not later than 14 months after the date of this offering, under certain circumstances, we are also required to undertake an underwritten offering upon the written request of holders of at least 10% in the aggregate of the securities originally issued in the formation transactions, provided that we are not obligated to effect more than two such underwritten offerings in addition to the demand registration.

Tax Protection Agreement

In connection with the contribution of the Tierrasanta and First Financial properties (which we refer to as the protected properties) to our operating partnership, the Morgan Stanley Investment Partnership and certain of its partners (collectively, the protected partners) will enter into a tax protection agreement with our operating partnership. Pursuant to such agreement, our operating partnership will be required to indemnify the protected partners for certain tax liabilities (including tax liabilities incurred as a result of the indemnity payments) they incur in the event our operating partnership directly or indirectly sells, exchanges or otherwise disposes of (whether by way of merger, sale of assets or otherwise) in a taxable transaction any interest in either of the protected properties during the period from the closing of the offering through certain specified dates until 2027, which we refer to as the protected period. Certain partners’ rights under the tax protection agreement with respect to the protected properties will, however, expire at various times (depending on the rights of such partner) during the period beginning in 2017 and prior to the end of the protected period. The calculation of amounts due to any partner as a result of this indemnity obligation will not be based on the time value of money or the time remaining within the protected period. The protected properties represented 34.3% of our initial office portfolio’s annualized rent as of March 31, 2010.

These tax indemnities do not apply to the disposition of a restricted property pursuant to:

•

any transaction with respect to a protected property that qualifies as a tax-free like-kind exchange under Code Section 1031 or a tax-free contribution under Code Section 721, which would not result in the allocation of taxable income or gain to any protected partner or its indirect owners with respect to the units it receives in connection with such contribution, or

•	the condemnation or other taking of a protected property by a governmental entity in an eminent domain proceeding or otherwise.

In the event of a transaction described in the second bullet point above, our operating partnership has agreed to use commercially reasonable efforts to structure such disposition as either a tax-free like-kind exchange under Code Section 1031 or a tax-free reinvestment of proceeds under Code Section 1033, provided that our operating partnership is not obligated to acquire or invest in any property that it otherwise would not have acquired or invested in.

In addition, under this contribution agreement, our operating partnership has agreed to make up to approximately $55.1 million (or, under certain circumstances, up to approximately $70.0 million) of indebtedness of our operating partnership (or a subsidiary thereof) available to certain protected partners to guarantee during the protected period, which is intended to allow them to defer recognition of gain in connection with the formation transactions. In the event that our operating partnership fails to make this guarantee opportunity available, it will be required to indemnify the protected partners for certain resulting tax liabilities (including tax liabilities incurred as a result of the indemnity payments). Any such indemnification obligation will be calculated in a manner similar to that described above with respect to our operating partnership’s obligation not to sell the protected properties during the protected period. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

In addition, our operating partnership has agreed to make certain elections and take certain tax reporting positions in connection with the contribution of the protected properties to the operating partnership. We do not anticipate that these additional agreements will have a material effect on our business or operations.

Consequences of this Offering, the Concurrent Private Placement and the Formation Transactions

The completion of this offering and the concurrent private placement and formation transactions will have the following consequences. All amounts are based on the mid-point of the range set forth on the cover page of this prospectus:

•

Through our interest in our operating partnership and its wholly owned subsidiaries, we will own a fee simple or ground subleasehold interest in and operate all of the properties in our initial portfolio.

•	We will indirectly own our services company through our operating partnership, which will own 100% of its common stock.

•	We will be the sole general partner of our operating partnership and will own % of the common units therein, equal to the number of shares of our common stock outstanding.

•

Purchasers of our common stock in this offering will own     % of our outstanding common stock, or     % on a fully diluted basis, assuming the exchange of all outstanding common units for shares of our common stock.

•

The continuing investors, including Messrs. Coleman and Stern, the Farallon Funds and the Morgan Stanley Investment Partnership, that elected to receive common stock or common or series A preferred units in the formation transactions will own             % of our outstanding common stock, or             % on a fully diluted basis, assuming the exchange of all outstanding common units for shares of our common stock. If the underwriters’ overallotment option is exercised in full, the continuing investors, including Messrs. Coleman and Stern, the Farallon Funds and the Morgan Stanley Investment Partnership, will own             % of our outstanding common stock, or             % on a fully diluted basis.

•	We expect to have total consolidated indebtedness of approximately $94.3 million.

•

Each common unit owned by us and the limited partners in our operating partnership is intended to have economic rights that are substantially identical to one share of our common stock. The series A preferred units will be entitled to preferential distributions at a rate of 6.25% per annum on the liquidation preference of $25.00 per unit and will be convertible at the option of the holder into common units or redeemable for cash or, at our option, exchangeable for registered shares of our common stock, in each case after an initial holding period of not less than three years from the consummation of this offering. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Material Terms of Our Series A Preferred Units” for a description of the conversion and redemption rights.

The following diagram depicts our expected ownership structure and the expected ownership structure of our operating partnership upon completion of this offering and the formation transactions (assuming no exercise by the underwriters of their overallotment option):

(1)	Reflects shares of our common stock acquired by the Farallon Funds in the concurrent private placement and formation transactions.
(2)	Reflects shares of our common stock with a value of $2.0 million acquired by Victor J. Coleman in the concurrent private placement.
(3)	Reflects approximately $12.5 million (before closing costs and prorations) in liquidation preference of series A preferred units that may be converted into common units commencing three years after the consummation of this offering.
(4)	Our acquisition of this property is subject to closing conditions. See “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.”

Cost of Recent Acquisitions

Through various transactions during the two years prior to this offering and the formation transactions, Hudson Capital, LLC and affiliates of the Farallon Funds acquired the City Plaza property for an aggregate net purchase price paid of approximately $53.3 million (before closing costs and prorations), after acquiring the mortgage on the property for approximately $69.3 million and receiving an approximate $1.3 million loan paydown from the original borrower along with a transfer of $14,696 from existing loan reserves.

Determination of Consideration Payable for Our Properties

Our operating partnership will, directly or indirectly through its wholly owned subsidiaries, acquire the ownership of each of the properties in our portfolio in connection with the formation transactions. The consideration paid to each of the sellers or contributors in the formation transactions will be based upon the terms of the applicable contribution agreements negotiated among us and our operating partnership, on the one hand, and the various contributors, on the other hand. Under these agreements, each contributor will receive either (i) a fixed number of common units or shares of common stock, subject to adjustment for pre-closing stock and unit splits or similar structural changes to our pre-closing share and unit capitalization, (ii) a fixed value of common units or shares of common stock, (iii) in the case of those contributors who will receive series A preferred units, a fixed value of such units, (iv) a fixed amount of cash or (v) a combination of the foregoing. In all cases, the number or value of units and shares will be subject to adjustment for closing prorations and changes in indebtedness encumbering the properties, among other things. Where the consideration is based upon a fixed number of common units or shares of common stock, the value of units or shares issued will be equal to (i) the initial public offering price of our common stock, multiplied by (ii) such number of units or shares. Where the consideration is based upon a fixed value of common units or shares of common stock, the number of units or shares to be issued will be equal to (i) the negotiated value for their contributed property interests, divided by (ii) the initial public offering price of our common stock. In the case of the series A preferred units to be received by certain of the contributors, the number of series A preferred units will be equal to (i) the negotiated value for their contributed property interests, divided by (ii) a $25 liquidation value per series A preferred unit. The number of common units into which each series A preferred unit will be convertible will be based on a conversion ratio equal to the quotient of (i) the $25 per unit liquidation value (plus any accrued distributions that have not been paid on or prior to the conversion date), divided by (ii) the applicable per share price of our common stock, which will be equal to the 10-day trailing average closing price of our common stock calculated as of the business day immediately prior to the date of conversion. The series A preferred units are not convertible until at least three years after the consummation of this offering.

We have not obtained independent third-party appraisals, valuations or fairness opinions in connection with the formation transactions. Accordingly, there can be no assurance that the fair market value of the cash and equity securities that we pay or issue to the contributors and sellers will not exceed the fair market value of the properties and other assets acquired by us in the formation transactions. See “Risk Factors—Risks Related to Our Properties and Our Business—The value we ascribed to the properties and assets to be acquired by us in the formation transactions may exceed the aggregate fair market value of such properties and assets.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider, among other things, our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF HUDSON PACIFIC PROPERTIES, L.P.

We have summarized the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P., which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to “we,” “our,” “us,” “our company” and the “general partner” refer to Hudson Pacific Properties, Inc. in our capacity as the general partner of our operating partnership.

General

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through subsidiaries. We will enter into the partnership agreement in connection with the formation transactions, and the provisions of the partnership agreement described below will be in effect from and after the consummation of this offering. We are the general partner of the operating partnership, and, following the completion of this offering, we will own     % of the outstanding common units in the operating partnership.

Certain persons who contribute interests in properties and/or other assets pursuant to the formation transactions will receive common units or series A preferred units in our operating partnership. Holders of common units in the operating partnership are generally entitled to share in cash distributions from, and in the profits and losses of, the operating partnership in proportion to their respective percentage interests of common units in the operating partnership if and to the extent authorized by us and subject to the preferential rights of holders of outstanding preferred units, including series A preferred units. Holders of series A preferred units will rank senior to any other partnership interest and will be entitled to receive preferential cash distributions, a liquidation preference in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the operating partnership (but only to the extent consistent with a liquidation in accordance with positive capital account balances), as well as certain conversion and redemption rights as described below in “—Material Terms of Our Series A Preferred Units.” The units in the operating partnership will not be listed on any exchange or quoted on any national market system.

Provisions in the partnership agreement could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of the operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on units, including our common units;

•

our ability, as general partner, in some cases, to amend the partnership agreement and to cause the partnership to issue preferred units with terms that we, in our capacity as the general partner of our operating partnership, may determine, without the consent of the limited partners;

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances; and

•

restrictions on debt levels and equity requirements required pursuant to our series A preferred units, as well as required distributions to holders of series A preferred units of our operating partnership, following certain changes of control of us.

Purposes, Business and Management

The purpose of the operating partnership includes the conduct of any business, enterprise or activity permitted by or under the Maryland Revised Uniform Limited Partnership Act. The operating partnership may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity. However, the operating partnership may not, without our consent, take, or refrain from taking, any action that, in our judgment, in our sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us, our securities or the operating partnership.

In general, our board of directors will manage the business and affairs of the operating partnership by directing our business and affairs, in our capacity as the general partner of the operating partnership.

Except as otherwise expressly provided in the partnership agreement, all management powers over the business and affairs of the operating partnership are exclusively vested in us, in our capacity as the general partner of the operating partnership. No limited partner or any other person to whom one or more partnership units have been transferred may, in its capacity as a limited partner or assignee, participate in or exercise control or management power over the business and affairs of the operating partnership. The general partner may not be removed by the partners with or without cause, except with the general partner’s consent. In addition to the powers granted to the general partner under applicable law or that are granted to the general partner under any other provision of the partnership agreement, the general partner, subject to the other provisions of the partnership agreement (including the restrictions on the general partner’s authority described below), has the full and exclusive power and authority to do all things deemed necessary or desirable by the general partner to conduct the business of the operating partnership, to exercise or direct the exercise of all powers of the operating partnership and to effectuate the purposes of the operating partnership. The operating partnership may incur debt or enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, upon such terms as the general partner determines to be appropriate. Except in connection with certain transactions involving the general partner discussed in “—Restrictions on Mergers, Sales, Transfers and Other Significant Transactions of the General Partner” and “—Material Terms of Series A Preferred Units—Voting and Consent Rights,” the general partner may authorize the operating partnership to dispose of any, all or substantially all of the assets (including the goodwill) of the operating partnership or merge, consolidate, reorganize or otherwise combine with or into another entity. With limited exceptions, the general partner is authorized to execute, deliver and perform agreements and transactions on behalf of the operating partnership without any further act, approval or vote of the limited partners.

Restrictions on General Partner’s Authority

The general partner may not take any action in contravention of the partnership agreement. The general partner may not, without the prior consent of a majority in interest of the partners (including us), undertake any actions on behalf of the operating partnership, or enter into any transaction, that would have the effect of amending, modifying or terminating the partnership agreement, except as provided in the partnership agreement. For a description of the provisions of the partnership agreement permitting the general partner to amend the partnership agreement without the consent of the limited partners see “—Amendment of the Partnership Agreement—Amendment by the General Partner without the Consent of the Limited Partners.” The general partner may not, without the prior consent of a majority in interest of the limited partners holding common units

(excluding us and any limited partner a majority of whose equity is owned, directly or indirectly, by us), transfer all or any portion of its interest in the operating partnership, withdraw as the general partner of the operating partnership or admit into the operating partnership any successor general partners, subject to the exceptions discussed in “—Transfers and Withdrawals—Restrictions on Transfers by General Partner.”

In addition, the general partner may not amend the partnership agreement or take any action on behalf of the operating partnership, without the prior consent of each partner adversely affected by such amendment or action, if such amendment or action would:

•	convert a limited partner into a general partner;

•	modify the limited liability of a limited partner;

•

alter the rights of any limited partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement, except in connection with the creation and issuance of any class or series of units, to the extent permitted by the partnership agreement;

•	alter or modify the redemption rights or conversion rights of limited partners and certain qualifying assignees or the related definitions;

•	alter the restrictions on the general partner’s ability to transfer all or any portion of its interest in the operating partnership or voluntary withdraw as the general partner;

•

enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts, or has the effect of prohibiting or restricting, the general partner or the operating partnership from performing its obligations in connection with the redemption of units or any limited partner from exercising its redemption or conversion rights under the partnership agreement;

•	remove, alter or amend certain provisions of the partnership agreement related to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Code Sections 857 or 4981;

•	reduce any limited partners’ rights to indemnification;

•	create any liability of the limited partners not already provided in the partnership agreement; or

•	amend the provisions of the partnership agreement requiring the consent of each affected partner before taking any of the actions described above.

Additional Limited Partners

Subject to the rights of limited partners holding series A preferred units, the general partner may cause the operating partnership to issue additional units from time to time, on terms and conditions and for such capital contributions as may be established by the general partner in its sole and absolute discretion. The net capital contribution need not be equal for all limited partners. No person may be admitted as an additional limited partner without the general partner’s consent, which consent may be given or withheld in its sole and absolute discretion.

No action or consent by the limited partners is required in connection with the admission of any additional limited partner. The general partner is expressly authorized to cause the operating partnership to issue additional units:

•	upon the conversion, redemption or exchange of any debt, units or other securities issued by the operating partnership;

•	for less than fair market value, so long as the general partner concludes in good faith that such issuance is in the best interests of the general partner and the operating partnership; and

•	in connection with any merger of any other entity into the operating partnership.

Subject to the rights of the limited partners holding series A preferred units, any additional units may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over existing units) as the general partner shall determine, in its sole and absolute discretion without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, the general partner has authority to specify:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of units;

•	the right of each such class or series of units to share in distributions;

•	the rights of each such class or series of units upon dissolution and liquidation of the operating partnership;

•	the voting rights, if any, of each such class or series of units; and

•	the conversion, redemption or exchange rights applicable to each such class or series of units.

Ability to Engage in Other Businesses; Conflicts of Interest

We may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business of the operating partnership, our operation as a reporting company with a class or classes of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests related to the partnership or its assets or activities or our activities in our capacity as general partner, financing or refinancing of any type related to the operating partnership or its assets or activities, and such activities as are incidental to those activities discussed above. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through the operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in the operating partnership.

Distributions

We are required to cause the operating partnership to distribute quarterly, or on a more or less frequent basis as we may determine, all, or such portion as we may in our sole and absolute discretion determine, of the available cash (as such term is defined in the partnership agreement) generated by the operating partnership during such quarter to us and the limited partners:

•

first, with respect to the series A preferred units and any other units that are entitled to any preference in distribution, in accordance with the rights of such class or classes of units, and, within such class or classes, among the holders of such units, pro rata in proportion to their respective percentage interests; and

•	second, with respect to any units that are not entitled to any preference in distribution, including common units, in accordance with the rights of holders of such units, as applicable, and, within such class, among the holders of such units, pro rata in proportion to their respective percentage interests.

Distributions payable with respect to any units that were not outstanding during the entire quarterly period in respect of which a distribution is made, other than units issued to us in connection with the issuance of shares of our common stock, will be prorated based on the portion of the period that such units were outstanding.

Allocations

Net income or net loss of our operating partnership will generally be allocated to us, as the general partner, and to the limited partners in accordance with the partners’ respective interests in the operating partnership. Allocations of net income will be made to holders of series A preferred units in respect of their preferential cash distribution prior to allocations made to holders of common units. Allocations to holders of common units will generally be made proportionately to all such holders in respect of such units. However, in some cases gain or loss may be disproportionately allocated to partners who have contributed appreciated property or guaranteed debt of our operating partnership. The allocations described above are subject to special rules relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations. See “Federal Income Tax Considerations—Taxation of Our Company—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

Reimbursement of Expenses; Transactions with Our Affiliates and Us

We are not entitled to receive any compensation for our services as the general partner of our operating partnership. Through our interest in the our operating partnership, we have the same right to distributions as other holders of common units. In addition, the operating partnership is required to reimburse us for all amounts expended by us in connection with the operating partnership’s business, including expenses relating to the ownership of interests in and management and operation of, or for the benefit of, the operating partnership, compensation of our officers and employees and officers and employees of the operating partnership, including payments under future compensation plans that may provide for stock units, or phantom stock, pursuant to which our employees or employees of the operating partnership will receive payments based upon dividends on or the value of our common stock, director or manager fees and expenses and all costs and expenses that we incur in connection with our being a public company, including costs of filings with the SEC, reports and other distributions to our stockholders. The operating partnership is required to reimburse us for all expenses incurred by us relating to any offering of stock after this offering, including any underwriting discounts or commissions in such case based on the percentage of the net proceeds from such issuance contributed to or otherwise made available to the operating partnership. Any reimbursement will be reduced by the amount of any interest that we earn on funds we hold on behalf of the operating partnership.

Except as expressly permitted by the partnership agreement, we and our affiliates may not engage in any transactions with the operating partnership except on terms we determine in good faith to be fair and reasonable.

Our Liability and that of the Limited Partners

We, as general partner of the operating partnership, are ultimately liable for all general recourse obligations of the operating partnership to the extent not paid by the operating partnership. We are not liable for the nonrecourse obligations of the operating partnership.

Except as may be provided in the terms of any class or series of units, the limited partners are not required to make additional contributions to the operating partnership. Assuming that a limited partner does not take part in the control of the business of the operating partnership, the liability of the limited partner for obligations of the operating partnership under the partnership agreement and the Maryland Revised Uniform

Limited Partnership Act is generally limited to the loss of the limited partner’s investment in the operating partnership represented by such limited partner’s units.

Exculpation and Indemnification

The partnership agreement generally provides that we, as general partner, and any of our respective directors or officers will incur no liability to the operating partnership, or any limited partner or assignee, for losses sustained or liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of fact or law or any acts or omissions if we or such officer or director acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. In addition, we, as general partner, are not responsible to the partnership for any misconduct or negligence on the part of our employees or agents, provided we appointed such employees or agents in good faith. We, as general partner, may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action we take or omit to take in reliance upon the opinion of such persons, as to matters which we, as general partner, reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The partnership agreement also provides for the indemnification of us, as general partner, and our directors, officers and employees, officers and employees of the operating partnership and such other persons as we, as general partner, may from time to time designate from and against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings that relate to the operations of the operating partnership, provided that such person will not be indemnified for (i) any act or omission of such person that was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of any criminal proceeding, any act or omission that such person had reason to believe was unlawful, or (iii) any transaction for which such person actually received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement. The operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. The operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification (other than an action to enforce such person’s right to indemnification under the partnership agreement) without our approval or if the person is found to be liable to the operating partnership on any portion of any claim in the action.

The partnership agreement also provides for the indemnification of each of the limited partners of our operating partnership, their affiliates and each of their respective directors, officers, stockholders and any other individual acting on its or their behalf, from and against any costs incurred by such person resulting from any litigation or other proceeding in which any limited partner is named as a defendant or any claim threatened or asserted against any limited partner that relates to the operations of the operating partnership or any obligation assumed by the operating partnership, unless such costs are the result of intentional harm or gross negligence on the part of, or a breach of partnership agreement by, such limited partner.

Sales of Partnership Assets; Mergers; Consolidations

Under the partnership agreement, the general partner generally has the authority to cause the operating partnership to sell all or substantially all of the assets of the operating partnership or to merge, consolidate or otherwise combine its assets with another entity, without the consent or approval of any limited partner, subject to certain limitations described below. However, in connection with the acquisition of properties from persons to whom the general partner issued units as part of the purchase price, in order to preserve such persons’ tax deferral, the general partner may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

Redemption Rights of Limited Partners

After fourteen months of becoming a holder of common units, each limited partner and some assignees have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of the common units held by such party in exchange for a cash amount per common unit equal to the value of one share of our common stock, as determined in accordance with, and subject to adjustment as provided in, the partnership agreement. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we, as general partner, decline or fail to exercise our prior and independent right to acquire such common units in exchange for common stock.

On or before the close of business on the fifth business day after a limited partner gives us a notice of redemption with respect to common units, we may, in our sole and absolute discretion but subject to the restrictions on ownership and transfer of our stock discussed in “Description of Stock—Restrictions on Ownership and Transfer,” acquire some or all of the tendered common units from the tendering party in exchange for shares of common stock, based on an exchange ratio of one share of common stock for each common unit, subject to adjustment as provided in the partnership agreement. The partnership agreement does not obligate us to register, qualify or list any common stock issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, or with any stock exchange. Common stock issued in exchange for common units pursuant to the partnership agreement may contain legends regarding restrictions under the Securities Act and applicable state securities laws as we in good faith determine to be necessary or advisable in order to ensure compliance with securities laws.

The partnership agreement also provides redemption rights with respect to our series A preferred units as described below in “—Material Terms of Our Series A Preferred Units.”

Transfers and Withdrawals

The partnership agreement restricts the transferability of units. Any transfer or purported transfer of a unit not made in accordance with the partnership agreement will be void.

Restrictions on Transfer by Limited Partners

Until the expiration of fourteen months from the date on which a limited partner first acquired units, such limited partner generally may not, without our consent, directly or indirectly transfer all or any portion of its units to any transferee, except for certain permitted transfers to certain affiliates, family members and charities, transfers by a person who is a limited partner upon the completion of this offering to its shareholders, members, partners or beneficiaries and certain pledges of units to lending institutions in connection with bona fide loans.

After the expiration of 14 months from the date on which a limited partner first acquired units, in addition to the permitted transfers described above, such limited partner has the right to transfer all or any portion of its units to any person that is an “accredited investor,” subject to the satisfaction of conditions specified in the partnership agreement, including minimum transfer requirements and our right of first refusal. For purposes of this transfer restriction, “accredited investor” has the meaning set forth in Rule 501 promulgated under the Securities Act. It is a condition to any transfer that the transferee assumes by operation of law or express agreement all of the obligations of the transferor limited partner under the partnership agreement with respect to such units, and no such transfer will relieve the transferor limited partner of its obligations under the partnership agreement without our approval, in our sole and absolute discretion. This transfer restriction does not apply to a statutory merger or consolidation pursuant to which all obligations and liabilities of the limited partner are assumed by a successor corporation by operation of law.

In connection with any transfer of units other than a permitted transfer, we will have the right to require an opinion of counsel reasonably satisfactory to us to the effect that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any federal or state securities laws or regulations applicable to the operating partnership or the partnership interests or units transferred.

No transfer by a limited partner of its units, including in connection with any redemption or any acquisition of partnership interests or units by us or by the operating partnership, may be made to any person without our consent if:

•	it could result in the operating partnership being treated as an association taxable as a corporation for federal income tax purposes;

•	it could result in a termination of the partnership under Code Section 708;

•

it could be treated as effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Code Section 7704 and the Treasury Regulations promulgated thereunder; or

•

it could result in the operating partnership being unable to qualify for one or more of the “safe harbors” set forth in Treasury Regulations Section 1.7704-1 (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as “readily tradable on a secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code).

In addition, except in the case of permitted transfers, we have a right of first refusal with respect to any proposed transfers by other limited partners, exercisable within ten business days of notice of the transfer and a description of the proposed consideration to be paid for the operating partnership units.

Admission of Substituted Limited Partners

No limited partner will have the right to substitute a transferee as a limited partner in its place. A transferee of the interest of a limited partner may be admitted as a substituted limited partner only with our consent, which consent may be given or withheld in our sole and absolute discretion. If we in our sole and absolute discretion, do not consent to the admission of any permitted transferee as a substituted limited partner, such transferee will be considered an assignee for purposes of the partnership agreement. An assignee will be entitled to all the rights of an assignee of a limited partnership interest under the partnership agreement and the Maryland Revised Uniform Limited Partnership Act, including the right to receive distributions from the operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of the operating partnership attributable to the units assigned to such transferee and the rights to transfer and redemption of the units provided in the partnership agreement, but will not be deemed to be a limited partner for any other purpose under the partnership agreement or the Maryland Revised Uniform Limited Partnership Act, and will not be entitled to effect a consent or vote with respect to such units on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Maryland Revised Uniform Limited Partnership Act, will fully remain with the transferor limited partner.

Restrictions on Transfers by General Partner

We, as general partner, may not transfer any of our units or other partnership interest, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, unless:

•

we transfer our units in a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares of the our stock described below in “—Restrictions on Mergers, Sales, Transfers and Other Significant Transactions of the General Partner” or we receive the prior consent of a majority in interest of the limited partners holding common units (excluding us and any limited partner whose equity is owned, directly or indirectly, by us);

•	the transferee is admitted as a general partner pursuant to the terms of the partnership agreement;

•

the transferee assumes, by operation of law or express agreement, all of the obligations of the general partner under the partnership agreement with respect to such transferred partnership interest; and

•

the transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of the partnership agreement with respect to the partnership interest so acquired and the admission of such transferee as the general partner.

Restrictions on Transfers by Any Partner

Units and other partnership interests may be transferred only on the first day of a fiscal quarter unless we otherwise agree. No partner may transfer any units, including in connection with any redemption or acquisition of partnership interests or units by us or by the operating partnership, if:

•	the proposed transferee lacks the legal right, power or capacity to own the interest or units to be transferred;

•	the proposed transfer would violate applicable law;

•

the proposed transfer is of any component portion of a partnership interest, such as a partner’s capital account or rights to distributions, separate and apart from all other components of the partner’s interest in the partnership, unless we consent, which we may give or withhold in our sole and absolute discretion;

•

the proposed transfer could cause us or any of our affiliates to fail to comply with the requirements under the Code for qualifying as a REIT or “qualified REIT subsidiary” (within the meaning of Code Section 856(i)(2));

•

the proposed transfer could, based on the advice of counsel to us or the operating partnership, cause a termination of the operating partnership for federal or state income tax purposes (other than a result of the redemption (or acquisition by us) of all units held by all limited partners or with our consent, which we may give or withhold in our sole and absolute discretion);

•

the proposed transfer could, based on the advice of legal counsel to the operating partnership, cause the operating partnership to cease to be classified as a partnership for federal income tax purposes (other than as a result of the redemption (or acquisition by us) of all units held by all limited partners);

•

the proposed transfer would cause the operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a “party-in-interest” (as defined in ERISA Section 3(14)) or a “disqualified person” (as defined in Code Section 4975(c));

•

the proposed transfer could, based on the advice of counsel to us or the operating partnership, cause any portion of the assets of the operating partnership to constitute assets of any employee benefit plan pursuant to United States Department of Labor Regulations Section 2510.3-101;

•	the proposed transfer requires the registration of such partnership interest or units under any applicable Federal or state securities laws;

•

the proposed transfer (1) could be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (2) could cause the operating partnership to become a “publicly traded partnership,” as such term is defined in Sections 469(k)(2) or 7704(b) of the Code, (3) could cause the operating partnership to have more than 100 partners or cause the partnership interest initially issued to such partner to be held by more than three partners, including, for these purposes, certain persons indirectly owning an interest in the operating partnership through an entity treated as a partnership or S corporation or disregarded entity for federal income tax purposes, or (4) could cause the operating partnership to fail one or more of the “safe harbors” set forth in Treasury Regulations Section 1.7704-1, except, in any case, with our consent, which we may give or withhold in our sole and absolute discretion;

•	the proposed transfer would cause the operating partnership (as opposed to us) to become a reporting company under the Exchange Act; or

•	the proposed transfer would subject the operating partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

Withdrawal of Partners

We may not voluntarily withdraw as a general partner of the operating partnership without the consent of a majority in interest of the limited partners holding common units (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us) other than upon the transfer of our entire interest in the operating partnership and the admission of our successor as a general partner of the operating partnership. A limited partner of the operating partnership may withdraw from the operating partnership only as a result of a transfer of the limited partner’s entire interest in the operating partnership units in accordance with the partnership agreement and the admission of the limited partner’s successor as a limited partner of the operating partnership or as a result of the redemption or acquisition by us of the limited partner’s entire interest in the operating partnership.

Restrictions on Mergers, Sales, Transfers and Other Significant Transactions of the General Partner

We may not merge, consolidate or otherwise combine our assets with another entity, or sell all or substantially all of our assets not in the ordinary course of our business, or reclassify, recapitalize or change the terms of our outstanding common equity interests (other than in connection with a stock split, reverse stock split, stock dividend, change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of our stockholders), unless:

•

such event has been approved by the consent of a majority in interest of the partners, including us, and all limited partners holding common units will receive, or will have the right to elect to receive, for each common unit, consideration that is equivalent to the greatest amount of cash, securities or other property received by a holder of one share of our common stock; and, if such event occurs in connection with a purchase, tender or exchange offer, each holder of common units has the right to receive, or elect to receive, the greatest amount of cash, securities or other property that such holder of units would have received had it exercised its right to redemption pursuant to the partnership agreement and received shares of our common stock in exchange for its units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

•

substantially all of the assets of our operating partnership are to be owned by a surviving entity in which our limited partners holding common units will hold a percentage interest based on the relative fair market value of the net assets of the operating partnership and the other net assets of such entity, which interest will be on terms that are at least as favorable as the terms of the common units and will include a right to redeem interests in such entity for the consideration described in the preceding bullet, cash on similar terms as those with respect to the common units or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

Amendment of the Partnership Agreement

Amendments to the partnership agreement may be proposed only by the general partner or by limited partners holding 25% or more of the partnership interests held by limited partners. Following such proposal, the general partner must submit to the partners entitled to vote thereon any proposed amendment that, pursuant to the terms of the partnership agreement, requires the consent, approval or vote of such partners. The general partner may seek the written consent of the partners entitled to vote on the proposed amendment or call a meeting of the partners to vote on the proposed amendment and to transact any other business that it may deem appropriate. If the general partner seeks the written consent of the partners entitled to vote on a proposed amendment, the general partner may require a response within a reasonable specified time, but not less than fifteen days, and failure to respond in such time period shall constitute a partner’s consent consistent with the general partner’s recommendation, if any, with respect to the proposed amendment.

Amendment by the General Partner without the Consent of the Limited Partners

The general partner has the power, without the consent of the limited partners, to amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

•	to add to its obligations as general partner or surrender any right or power granted to it or any of its affiliates for the benefit of the limited partners;

•	to reflect the admission, substitution or withdrawal of partners, the transfer of any partnership interest or the termination of the operating partnership in accordance with the partnership agreement;

•

to reflect a change that is of an inconsequential nature or does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

•

subject to certain rights of limited partners holding series A preferred units, to set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership interests issued pursuant to the partnership agreement;

•	to reflect the termination of the series A preferred units if and from the time that all of the series A preferred units shall no longer be, or be deemed to be, outstanding for any purpose;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

•

to reflect such changes as are reasonably necessary for the general partner to maintain its status as a REIT or to reflect the transfer of all or any part of a partnership interest among the general partner and any entity treated as a disregarded entity with respect to the general partner for federal income tax purposes;

•

to modify the manner in which items of net income or net loss are allocated or the manner in which capital accounts are adjusted, computed, or maintained (but in each case only to the extent provided by the partnership agreement); and

•	to reflect the issuance of additional partnership interests permitted under the partnership agreement.

Amendment With the Consent of the Limited Partners

Except as discussed above and under “—Material Terms of Our Series A Preferred Units—Voting and Consent Rights,” the general partner may amend the partnership agreement only with the consent of the partners, including the general partner.

Procedures for Actions and Consents of Partners

Meetings of the partners may be called by the general partner at any time in its own discretion, and must be called by the general partner upon the written request of limited partners holding 25% or more of the partnership interests held by limited partners. Notice of any such meeting must be given to all partners entitled to act at the meeting not less than seven days nor more than 60 days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Each meeting of partners will be conducted by the general partner or such other person as it may appoint pursuant to such rules for the conduct of the meeting as it or such other person deems appropriate in its sole and absolute discretion. Whenever the vote or consent of partners is permitted or required under the partnership agreement, such vote or consent may be given at a meeting of partners or may be given by written consent. Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if a written consent is signed by partners holding a majority in interest of the outstanding partnership interests, including the general partner (or such other percentage as is expressly required by the partnership agreement for the action in question).

Dissolution

The operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•

the removal of the last remaining general partner in accordance with the partnership agreement, the withdrawal of the last remaining general partner in violation of the partnership agreement, the death, adjudication of incompetency, dissolution or other termination of the legal existence of the last remaining general partner or the occurrence of certain events relating to the bankruptcy or insolvency of the last remaining general partner unless, within ninety days after the withdrawal, a majority in interest of the limited partners remaining agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of the date of such withdrawal, of a successor general partner;

•	an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of the partners;

•	the entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Maryland Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership not in the ordinary course of its business or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership not in the ordinary course of its business; or

•	the redemption, or acquisition by us or the partnership, of all partnership interests other than partnership interests held by us.

Upon dissolution the operating partnership, or, in the event that there is no remaining general partner, a liquidator will proceed to liquidate the assets of the operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement.

Tax Matters

Pursuant to the partnership agreement, we, as the general partner, are the tax matters partner of our operating partnership, and in such capacity, have the authority to handle tax audits on behalf of the operating partnership. In addition, as the general partner, we have the authority to arrange for the preparation and filing of the operating partnership’s tax returns and to make tax elections under the Code on behalf of the operating partnership.

Material Terms of Our Series A Preferred Units

The following is a discussion of certain of the rights, privileges and preferences of the series A preferred units.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the operating partnership, holders of series A preferred units will be entitled to receive and be paid in cash an amount equal to $25.00 per preferred unit plus any accrued and unpaid distributions before any distribution or payment may be made with respect to any other series or class of partnership interest ranking junior to the series A preferred units (but only to the extent consistent with a liquidation in accordance with positive capital account balances).

Distributions

Holders of series A preferred units are entitled to receive, when, as and if declared by the operating partnership, out of available cash, cumulative preferential cash distributions in an amount equal to 6.25% per annum of the $25.00 liquidation preference per unit from the date of issuance of such unit, payable quarterly in arrears on or before the last calendar day of March, June, September and December of each year, commencing on the first of such dates to occur after the completion of this offering. Distributions that are due but unpaid will accumulate and compound quarterly. If any such preferential distribution payments for any past quarterly period are in arrears, no distributions may be authorized or paid on any other series or class of partnership interest ranking junior to the series A preferred units, nor shall any other series or class of partnership interests ranking junior to the series A preferred units be redeemed, purchased or acquired by the operating partnership or us, except for:

•

a redemption of common units from us in connection with a redemption or repurchase by us of common stock for cash pursuant to the restrictions on ownership and transfer of our stock described in “Description of Stock—Restrictions on Ownership and Transfer” or a redemption of preferred units from us in connection with a redemption or repurchase by us of outstanding preferred stock for cash;

•	the acquisition by us of common units tendered for redemption with shares of our common stock; or

•	the conversion into or exchange for shares of our common stock or units ranking junior to the series A preferred units with no cash distributed.

Redemption Rights

Beginning three years after the completion of this offering, each limited partner holding series A preferred units and certain assignees will have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of their series A preferred units in exchange for a cash redemption price equal to $25.00 per unit plus any accrued distributions that have not been paid on or prior to the redemption date. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we, as general partner, decline or fail to exercise our prior and independent right to acquire such preferred units in exchange for shares of our common stock that are issued under an effective registration statement under the Securities Act.

Any notice of redemption must be delivered at least 30 business days prior to the last day of the calendar quarter in which the redemption right is being exercised. On or before the close of business on the tenth business day after such a notice of redemption is received, we may, in our sole and absolute discretion but subject to the restrictions on ownership and transfer of our stock discussed in “Description of Stock—Restrictions on Ownership and Transfer,” acquire some or all of the tendered series A preferred units in exchange for a number of registered shares of our common stock per unit with a value equal to the redemption price per unit, such value to be based on the 10-day trailing average closing price of our common stock calculated as of the business day immediately prior to the date of redemption.

Conversion Rights

Beginning three years after the completion of this offering, each limited partner holding series A preferred units and certain assignees will have the right, subject to the terms and conditions set forth in the partnership agreement, to convert all or any portion of its series A preferred units into a number of common units with a value equal to the aggregate redemption price of the series A preferred units tendered for conversion, the value of such common units to be based on the 10-day trailing average closing price of our common stock calculated as of the business day immediately prior to the date of redemption. Any such conversion of series A preferred units will be deemed to have been made at the close of business on the date that we, as general partner, receive notice of conversion.

In the event of a recapitalization, reclassification or change of outstanding common units (other than a subdivision or combination of outstanding common units), a merger, sale or other business combination of our operating partnership, a sale, conveyance or lease to another or entity of all or substantially all of the operating partnership’s property and assets (other than to one or more of our subsidiaries) or an exchange of substantially all of the outstanding common units for securities of another entity, in each case in which holders of common units are entitled to receive securities, other property or assets with respect to or in exchange for their common units, qualifying holders of series A preferred units will thereafter be entitled to convert their series A preferred units into the kind and amount of securities or other consideration that such holder would have owned or been entitled to receive upon such a business combination if such holder had converted its series A preferred units into common units immediately before the business combination.

Voting and Consent Rights

Generally, the series A preferred units are entitled to limited voting rights and in most cases vote on an as-converted basis with the holders of common units on any matter on which all limited partners are entitled to vote. However, so long as any series A preferred units remain outstanding, the consent of the limited partners holding a majority in interest of series A preferred units other than any limited partner 50% or more of whose equity is owned, directly or indirectly, by us will be required to:

•

authorize, designate or issue any class or series of partnership interests ranking pari passu with or senior to the series A preferred units with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the operating partnership;

•	increase the authorized or issued amount of series A preferred units; or

•

amend, alter or repeal the terms of the series A preferred units, whether by merger, consolidation, transfer or conveyance of all or substantially all of the operating partnership’s assets or otherwise, so as to materially and adversely affect any right, preference or privilege of the series A preferred units, except that, so long as the series A preferred units remain outstanding following any such merger, consolidation, transfer or conveyance of all or substantially all of the operating partnership’s assets with the terms thereof materially unchanged, taking into account that, upon the occurrence of such an event, the operating partnership may not be the surviving entity and the surviving entity may not be a limited partnership, the occurrence of such an event will not be deemed to materially and adversely affect the rights, preferences or privileges of the series A preferred units and, in such case, no consent of limited partners holding series A preferred units would be required.

•

except as discussed below under “—General Partner Fundamental Change,” effect a “fundamental change,” which is generally defined as a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets not in the ordinary course of our business, a reclassification, recapitalization or change in the terms of our outstanding common equity interests (other than in connection with a stock split, reverse stock split, stock dividend, change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of our stockholders), as a result of which our stock ceases to be publicly traded or common units cease to be exchangeable (at our option) for publicly traded shares of our stock.

General Partner Fundamental Change

Without the approval of limited partners holding a majority in interest of the series A preferred units, we may not engage in a “fundamental change,” unless upon consummation of such a fundamental change transaction the partnership agreement or other organizational documents of any successor to the operating partnership will contain certain provisions requiring our operating partnership or such successor to:

•	make minimum tax distributions to holders of our series A preferred units;

•	continue to own an aggregate of at least 33% of the equity in our operating partnership through the ownership of equity interests which are subordinate to our series A preferred units; and

•

refrain from incurring additional indebtedness if its ratio of total indebtedness to gross asset value exceeds 50%, or allow this leverage ratio to exceed 60%, so long as series A preferred units remain outstanding.

In connection with any fundamental change transaction, the operating partnership has the right to redeem all or any portion of the then outstanding series A preferred units for cash per unit equal to the redemption price.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock and shares of common stock into which units are exchangeable immediately following the completion of this offering, the concurrent private placement and the formation transactions for (i) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (ii) each of our directors, director nominees and executive officers, and (iii) all of our directors, director nominees and executive officers as a group. This table assumes that the concurrent private placement, the formation transactions and this offering are completed, and gives effect to the expected issuance of common stock and units in connection with this offering, the concurrent private placement and the formation transactions. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold shares of common stock as opposed to units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are exercisable as of                     , 2010 or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Hudson Pacific Properties, Inc., 11601 Wilshire Blvd., Suite 1600, Los Angeles, California 90025. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial Owner	Number of Shares and Common Units Beneficially Owned	Percentage of All Shares(1)	Percentage of All Shares and Common Units(2)
Farallon Partners, L.L.C. (3)
Victor J. Coleman
Howard S. Stern
Christopher Barton		*	*
Mark T. Lammas		*	*
Dale Shimoda		*	*
Theodore R. Antenucci		*	*
Mark Burnett		*	*
Richard B. Fried(4)
Jonathan M. Glaser		*	*
Mark D. Linehan		*	*
Robert M. Moran, Jr.		*	*
Barry A. Porter		*	*
All directors, director nominees and executive officers as a group (12 persons)			—
Other 5% Stockholders

*	Represents less than 1.0%.
(1)

Assumes              shares of common stock are outstanding immediately following this offering. In addition, amounts for individuals assume that all common units held by the person are exchanged for shares of our common stock, and amounts for all directors, director nominees and executive officers as a group assume all common units held by them are exchanged for shares of our common stock in each case, regardless of when such common units are exchangeable. The total number of shares of our common stock outstanding used in calculating this percentage assumes that none of the common units held by other persons are exchanged for shares of our common stock.
(2)	Assumes shares of our common stock and common units are outstanding immediately following this offering, which units may be redeemed for cash or, at our option, exchanged for shares of our common stock as described in “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.” Does not include shares of our common stock that may be issued upon exchange of our series A preferred units to be issued in the formation transactions or upon exchange of common units into which such series A preferred units may be converted.
(3)	Farallon Partners, L.L.C., a Delaware limited liability company, is the general partner of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P., and may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the shares owned by each such partnership. As managing members of Farallon Partners, L.L.C, each of Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the shares owned by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P. Farallon Partners, L.L.C. and each of its managing members disclaim any beneficial ownership of such shares. All of the above-mentioned entities and persons disclaim group attribution. Farallon Capital Partners, L.P. and Farallon Capital Institutional Partners, L.P. are California limited partnerships, and Farallon Capital Institutional Partners III, L.P. is a Delaware limited partnership. The address for all of the above-mentioned entities is One Maritime Plaza, Suite 2100, San Francisco, CA 94111.
(4)	Mr. Fried is a managing member of Farallon Partners, L.L.C. and may be deemed to have beneficial ownership of the shares of common stock and common units owned by each of the following entities of which Farallon Partners, L.L.C. is the general partner: Farallon Capital Partners, L.P.; Farallon Capital Institutional Partners, L.P.; and Farallon Capital Institutional Partners III, L.P. Mr. Fried disclaims beneficial ownership of all such shares.

DESCRIPTION OF STOCK

The following summary of the material terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Maryland law and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 490 million shares of common stock, $0.01 par value per share, or common stock, and 10 million shares of preferred stock, $0.01 par value per share, or preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue. Upon completion of this offering and the other transactions described in this prospectus,              shares of our common stock will be issued and outstanding, and no shares of our preferred stock will be issued and outstanding.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor and declared by us, and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of the votes cast.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, and have no preemptive rights to subscribe for any securities of our company. Our charter provides that our stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for the approval of these matters by a majority of the votes entitled to be cast on the matter, except that the approval of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast is required to remove a director or to amend the removal provisions of our charter. Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity all of the equity interests of which are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its wholly owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each such class or series and to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of preferred stock into one or more classes or series of stock. Prior to issuance of shares of each new class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of stock that have priority over shares of our common stock with respect to dividends, distributions or rights upon liquidation or with other terms or conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series of stock, as well as the additional authorized shares of stock, will be available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly, indirectly or through attribution, by five or fewer individuals (for this purpose, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, excluding any shares of common stock that are not treated as outstanding for federal income tax purposes, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares (whichever is more restrictive) of our outstanding common stock and thereby violate the applicable ownership limit.

Our board of directors may, in its sole and absolute discretion, prospectively or retroactively, waive either or both of the ownership limits with respect to a particular person if, among other limitations, it:

•

determines that such waiver will not cause any individual (for this purpose, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust) to own, actually or beneficially, more than 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock; and

•

determines that, subject to certain exceptions, such person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant.

As a condition of our waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors in its sole and absolute discretion in order to determine or ensure our status as a REIT or such representations and/or undertakings as are necessary to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

Our board of directors will grant to the Farallon excepted holders an exemption from the ownership limits, subject to various conditions and limitations. During the time that such waiver is effective, each Farallon excepted holder will be subject to an increased ownership limit applicable to such holder, or the excepted holder limit. As a condition to granting such excepted holder limit, the Farallon excepted holders will make certain representations and covenants to us, including representations that, to their best knowledge, as a result of their ownership of shares of our common stock, no other person (other than our operating partnership) will actually, beneficially, or constructively own shares of our common stock in excess of the ownership limit and that, as of the pricing of this offering, they do not actually or constructively own, or reasonably anticipate so owning, in excess of 9.9% of the outstanding equity interests in any of the tenants that we expect to have at the closing of this offering. Thereafter, before we enter into or acquire a lease with a new tenant, we will be obligated to disclose the new tenant to the Farallon excepted holders, and such holders will have one business day to inform us as to whether they actually or constructively own, or reasonably anticipate so owning, more than 9.9% of the equity interests in such tenant. If they do own such an interest, if we enter into a lease with that tenant, the rent from that tenant would fail to qualify under the REIT income tests. If this rent could prevent us from satisfying the REIT gross income tests, then our charter would require that the number of shares owned by the Farallon excepted holders in excess of the ownership limit be automatically transferred to a trust as described below. If this occurs, and the Farallon excepted holders gave us advance notice of their tenant ownership as described above, we would be obligated to indemnify the Farallon excepted holders for any damages they suffer as a result of the transfer of shares to the trust. In addition, even if the Farallon excepted holders do not own one of our tenants, in connection with the granting of their exemption, they may later acquire over 9.9% of the equity interests in that tenant provided (i) our annual income from that tenant and other tenants in which they own over a 9.9% interest will not exceed 2% of our gross income; and (ii) such ownership could not otherwise cause us to fail to qualify as a REIT. As a result, ownership of our tenants by the Farallon excepted holders may increase our nonqualifying income or prevent us from entering into certain leases with certain tenants. The representations and covenants that will be made by the Farallon excepted holders in connection with the granting of the exemptions are intended to ensure that, as a result of granting such exemptions, we will continue to qualify as a REIT. The Farallon excepted holders must inform us if any of these representations becomes untrue or is violated, in which case they will lose their excepted holder limit. Subject to certain conditions, we may reduce the excepted holder limit (but not below the ownership limit) if the Farallon excepted holders actually, beneficially or constructively own fewer shares than the excepted holder limit for a specified period. In addition, the Farallon excepted holders’ actual and constructive ownership of our common stock and interests in our operating partnership may cause our operating partnership to be deemed to constructively own shares of our common stock in excess of the ownership limits. In that case, our board of directors will grant our operating partnership an exemption from the ownership limits. We believe that these exemptions will not jeopardize our status as a REIT for federal income tax purposes.

In connection with a waiver of an ownership limit or at any other time, our board of directors may increase or decrease one or both of the ownership limits, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

Our charter provisions further prohibit:

•

any person from actually, beneficially or constructively owning shares of our stock that could result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply until the closing of this offering and will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or could result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the last sale price reported on the NYSE on the date we, or our designee, accepts such offer. We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons, designated by the trustee, who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE on the day of the event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual, beneficial or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders otherwise believe to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is Computershare Trust Company, N.A.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL nor, unless our bylaws are amended, more than 15. We expect to have nine directors upon the closing of this offering. Our charter provides that, at such time as we have a class of securities registered under the Exchange Act and at least three independent directors, which we expect to have upon the closing of this offering, we elect to be subject to a provision of Maryland law requiring that vacancies on our board of directors may be filled only by the remaining directors and that any individual elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies under the MGCL. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted from the business combination provisions of the MGCL, and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to, business combinations between us and any interested stockholder that have been approved by a majority of our directors who are not affiliated with the interested stockholder, unless our board in the future alters or repeals this resolution. As a result, anyone who is or later becomes an interested stockholder may be able to enter into business combinations with us without compliance by our company with the five-year moratorium, supermajority vote requirements and the other provisions of the statute.

We cannot assure you that our board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally but excluding: (1) the person who has made or proposes to make the control share acquisition, (2) any officer of the corporation or (3) any employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock. Our board of directors may amend or eliminate this provision at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from the board, which removal must be for cause, (2) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and (3) require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or adopt one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

Our charter generally may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter, except that amendments to the provisions of our charter relating to the removal of directors and the vote required to amend the removal provision may be amended only with the approval of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders will be held each year at a date and time determined by our board of directors. Special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders to act on any matter must be called by our secretary upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at such meeting on such matter who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

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with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record both at the time the stockholder provides the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or such other business and who has complied with the advance notice procedures set forth in, and provided the information and certifications required by, our bylaws; and

•

with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

•	by or at the direction of our board of directors; or

•

provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time the stockholder provides the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The supermajority vote required to remove directors, our election to be subject to the provision of Subtitle 8 vesting in our board of directors the exclusive power to fill vacancies on our board of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. Likewise, if our board of directors were to elect to be subject to the provision of Subtitle 8 providing for a classified board or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written unsecured undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The partnership agreement of our operating partnership also provides that we, as general partner, and our directors, officers and employees, officers and employees of our operating partnership and our designees are indemnified against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, except (1) if the act or omission of such person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the person had reasonable cause to believe the act or omission was unlawful. The operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. The operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification (other than an action to enforce such person’s right to indemnification under the partnership agreement) without our approval or if the person is found to be liable to the operating partnership on any portion of any claim in the action. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Exculpation and Indemnification.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

Restrictions on Ownership and Transfer of our Stock

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in continuing to qualify as a REIT. Subject to certain exceptions, our charter provides that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. For more information regarding these and other restrictions on the ownership and transfer of our stock imposed by our charter, see “Description of Stock—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to be qualified as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering and the concurrent private placement, we will have outstanding              shares of our common stock (             shares if the underwriters’ overallotment option is exercised in full). In addition, upon completion of this offering and the concurrent private placement,              shares of our common stock will be issuable upon exchange of common units. We will also have outstanding approximately $12.5 million (before closing costs and prorations) in liquidation preference of series A preferred units, which are redeemable for cash, or at our option, exchangeable for registered shares of our common stock following the third anniversary of this offering.

Of these shares, the              shares sold in this offering (             shares if the underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter. The remaining              shares of common stock issued to our officers, directors and affiliates in the formation transactions and the concurrent private placement and the shares of our common stock issuable to officers, directors and affiliates upon exchange of units will be “restricted shares” as defined in Rule 144.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of units or the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on ownership and transfer of our stock, see “Description of Stock—Restrictions on Ownership and Transfer.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering (             shares if the underwriters exercise their overallotment option in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of common units to contributors of interests in the property entities. Beginning on or after the date which is 14 months after the completion of this offering, limited partners of our operating partnership and certain qualifying assignees of a limited partner have the right to require our operating partnership to redeem part or all of their common units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.” In addition, beginning three years after the completion of this offering, limited partners holding series A preferred units and certain qualifying assignees will have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of their series A preferred units in exchange for a cash redemption price equal to $25.00 per unit plus any accrued distributions that have not been paid on or prior to the redemption date. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we, as general partner, decline or fail to exercise our prior and independent right to acquire such series A preferred units in exchange for shares of our common stock that are issued under an effective registration statement under the Securities Act.

Registration Rights

We will enter into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions or pursuant to the concurrent private placement, including the Farallon Funds, the Morgan Stanley Investment Partnership and certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the concurrent private placement and the resale of the shares of our common stock issued or issuable, at our option, in exchange for operating partnership units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale. Commencing on the date that is 180 days following completion of this offering, the Farallon Funds have the right, on one occasion, to require us to register shares of our common stock issued in the formation transactions and the concurrent private placement for resale in an underwritten offering registered pursuant to the Securities Act; provided, such registration shall be limited to a number of shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds and their affiliates in the formation transactions and the concurrent private placement. Commencing upon our filing of a resale registration statement not later than 14 months after the date of this offering, under certain circumstances, we are also required to undertake an underwritten offering upon the written request of holders of at least 10% in the aggregate of the securities originally issued in the formation transactions, provided that we are not obligated to effect more than two such underwritten offerings in addition to the demand registration.

Equity Incentive Plan

We intend to adopt our equity incentive plan immediately prior to the completion of this offering. The equity incentive plan provides for the grant of incentive awards to our employees, officers, directors and consultants of our company and our subsidiaries. We intend to reserve              shares of common stock for issuance under the plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the equity incentive plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our directors and executive officers, and each of the contributors have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible or exchangeable into shares of common stock owned by them at the completion of this offering and the concurrent private placement or thereafter acquired by them for a period of 180 days after the completion of this offering (or, in the case of the Farallon Funds, 365 days; provided, that, commencing on the date that is 180 days after the consummation of this offering, the Farallon Funds may (i) sell shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds in the formation transactions and the concurrent private placement pursuant to a demand registration statement or (ii) distribute such amount of shares to their limited partners, members or stockholders), without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated. However, each of our directors and executive officers may transfer or dispose of his or her shares during this 180-day lock-up period in the case of gifts or for estate planning purposes where the transferee agrees to a similar lock-up agreement for the remainder of the this 180-day lock-up period, provided that no report is required to be filed by the transferor under the Exchange Act as a result of the transfer.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our company and this offering of our common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only Hudson Pacific Properties, Inc., and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Internal Revenue Code of 1986, as amended, or the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	administrative interpretations and practices of the Internal Revenue Service, or the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences associated with the purchase, ownership, or disposition of our common stock or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common stock, including the federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General

We currently have in effect an election to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the closing date of this offering. We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ending December 31, 2010. We believe that we are organized and will operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2010, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized or will be able to operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof.

Latham & Watkins LLP has acted as our tax counsel in connection with this offering of our common stock and our intended election to be taxed as a REIT. Latham & Watkins LLP will render an opinion to us to the effect that, commencing with our taxable year ending December 31, 2010, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•

Third, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•

Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

Sixth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

Ninth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the C corporation’s basis in the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

•	Tenth, our subsidiaries that are C corporations, including our “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.

•

Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•

Twelfth, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our common stock.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, will operate and will issue sufficient shares of our common stock with sufficient diversity of ownership pursuant to this offering of our common stock to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We will have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We expect to control our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. We will own an interest in one or more taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary. We anticipate that one or more of our taxable REIT subsidiaries will lease space from us, primarily in our media and entertainment properties. To the extent any rent from such lease does not satisfy the 90% rental exception described above, our receipt of such rent will not qualify under the gross income tests;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a taxable REIT subsidiary. We anticipate that one or more of our taxable REIT subsidiaries may, from time to time, own certain personal property leased to tenants at our media and entertainment properties or other properties; and

•

We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” We anticipate that one or more of our taxable REIT subsidiaries will provide non-customary services to certain of our tenants at our media and entertainment properties or other properties. Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value. Moreover, in connection with granting the excepted holder limit to the Farallon excepted holders, we have obtained representations from these entities in order to ensure that we generally will not be deemed to own an interest in any of our tenants, or in the event we are treated as owning such an interest as a result of granting such waiver, we will not derive nonqualifying rental income in excess of certain thresholds.

Some of our leases are in the form of licenses and have terms of less than 30 days (“short-term licenses”). The treatment of rents derived with respect to these short-term licenses for purposes of the gross income tests is not entirely clear. We believe that rents derived with respect to these short-term licenses should qualify as “rents from real property” for purposes of the gross income tests, although there can be no assurance that the IRS will not take a contrary position. If the payments we receive in connection with such short-term licenses do not qualify as “rents from real property,” such payments would not be treated as qualifying income for purposes of the gross income tests.

Income we receive that is attributable to the rental of parking spaces at the properties generally will constitute rents from real property for purposes of the gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces will meet these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) for hedging transactions, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend income through our interest in our operating partnership. Such dividend income will qualify under the 95%, but not the 75%, gross income test.

We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income. Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We anticipate that one or more of our taxable REIT subsidiaries will provide services to certain of our tenants and will pay rent to us. We intend to set the fees paid to our taxable REIT subsidiaries for such services, and the rent payable to us, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid, or on the excess rents paid to us.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Our operating partnership will own 100% of the securities of one or more corporations that will elect, together with us, to be treated as our taxable REIT subsidiaries. So long as each of these companies qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of their securities. We may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries will not exceed 25% of the aggregate value of our gross assets. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our operating partnership) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of increasing our interest in our operating partnership). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption/exchange rights. Accordingly, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in our operating partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained and intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and

10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than

100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe that we will make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements, while preserving our cash.

Recent guidance issued by the IRS extends and clarifies earlier guidance regarding certain part-stock and part-cash dividends by REITs. Pursuant to IRS Revenue Procedure 2010-12, certain part-stock and part-cash dividends distributed by publicly traded REITs with respect to calendar years 2008 though 2011, and in some cases declared as late as December 31, 2012, will be treated as distributions for purposes of the REIT distribution requirements. Under the terms of this Revenue Procedure, up to 90% of our distributions could be paid in shares of our stock. If we make such a distribution, taxable stockholders would be required to include the full amount of the dividend (i.e., the cash and the stock portion) as ordinary income (subject to limited exceptions), to the extent of our current and accumulated earnings and profits for federal income tax purposes, as described under the headings “—Federal Income Tax Considerations for Holders of Our Common Stock—Taxation of Taxable U.S. Stockholders—Distributions Generally” and “—Federal Income Tax Considerations for Holders of Our Common Stock—Taxation of Non-U.S. Stockholders—Distributions Generally.” As a result, our stockholders could recognize taxable income in excess of the cash received and may be required to pay tax with respect to such dividends in excess of the cash received. If a taxable stockholder sells the stock it receives as a dividend, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General. All of our investments will be held indirectly through our operating partnership. In addition, our operating partnership will hold certain of its investments indirectly through subsidiary partnerships and limited liability companies which we expect will be treated as partnerships or disregarded entities for federal income tax purposes. In general, entities that are classified as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification. Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities). For example, an entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our operating partnership and each of our other partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. The operating partnership agreement generally provides that allocations of net income will be made to holders of series A preferred units in respect of their preferential cash distribution prior to allocations made to holders of common units. Allocations to holders of common units will generally be made proportionately to all such holders in respect of such units. Certain limited partners will have the opportunity to guarantee debt of our operating partnership, indirectly through an agreement to make capital contributions to our operating partnership under limited circumstances. As a result of these guaranties or contribution agreements, and notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of units, such limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us.

If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Our operating partnership may, from time to time, acquire interests in property in exchange for interests in our operating partnership. In that case, the tax basis of these property interests generally carries over to the operating partnership, notwithstanding their different book (i.e., fair market) value (this difference is referred to as a book-tax difference). The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method we choose in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of our operating partnership (i) will or could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the

REIT distribution requirements. See “—General— Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Federal Income Tax Considerations for Holders of Our Common Stock

The following summary describes the principal federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our stock through a partnership or other pass-through entity;

•	stockholders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	foreign governments and international organizations;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates;

•	persons holding our stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you hold shares of our common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Stockholders

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. stockholders, including individuals.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Certain stock dividends, including dividends partially paid in our capital stock and partially paid in cash that comply with IRS Revenue Procedure 2010-12, will be taxable to the recipient U.S. stockholder to the same extent as if paid in cash.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our U.S. stockholders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for federal income tax purposes) would be adjusted accordingly, and a U.S. stockholder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•

in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock. If a U.S. stockholder sells or disposes of shares of common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares. This gain or loss, except as provided below, will be a long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. stockholder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates. The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends.” The currently applicable provisions of the federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income. U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Medicare Tax on Unearned Income. Newly enacted legislation requires certain U.S. stockholders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

New Legislation Relating to Foreign Accounts. Under newly enacted legislation, certain payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this new legislation on their ownership and disposition of our common stock. See “—Taxation of Non-U.S. Stockholders—New Legislation Relating to Foreign Accounts.”

Information Reporting and Backup Withholding. We are required to report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income, or UBTI, to a tax-exempt stockholder, except as described below. This income or gain will be UBTI, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not

“predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our stockholders. However, because our stock will be publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally. Distributions (including any taxable stock dividends) that are neither attributable to gains from sales or exchanges by us of U.S. real property interests nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business will generally not be subject to withholding but will be subject to federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to federal income tax. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold federal income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

(1)	a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests. Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to federal income taxation, unless:

(1)	the investment in our stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a non-U.S. corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of “U.S. real property interests,” or USRPI, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. stockholders would generally be taxed at the same rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. We also will be required to withhold and to remit to the IRS 35% (or 15% to the extent provided in Treasury Regulations) of any distribution to non-U.S. stockholders that is designated as a capital gain dividend or, if greater, 35% of any distribution to non-U.S. stockholders that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. stockholder’s federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded” on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will generally be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by us as retained net capital gains in respect of the stock held by stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their federal income tax liability resulting from their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, a non-U.S. stockholder should consult its tax advisor regarding the taxation of such retained net capital gain.

Sale of Our Common Stock. Gain recognized by a non-U.S. stockholder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to federal income taxation unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “U.S. real property holding corporation,” or USRPHC, will constitute a USRPI. We expect that we will be a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock will be publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or (b) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described below), a non-U.S. stockholder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. stockholder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1).

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. stockholder sells our stock, gain arising from the sale or other taxable disposition by a non-U.S. stockholder of such stock would not be subject to federal income taxation under FIRPTA as a sale of a USRPI if:

(1)	such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

(2)	such non-U.S. stockholder owned, actually and constructively, 5% or less of such class of our stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular federal income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock would generally be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding Tax. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts. Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders that own the shares through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our stock paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

ERISA CONSIDERATIONS

General

The following is a summary of certain considerations arising under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser that is an employee benefit plan subject to ERISA. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account, which we refer to collectively as an “IRA.” This discussion does not address all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders in light of their particular circumstances, including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental, church, foreign and other plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to other federal, state, local or foreign law requirements.

A fiduciary making the decision to invest in shares of our common stock on behalf of a prospective purchaser which is an ERISA plan, a tax qualified retirement plan, an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA, Section 4975 of the Code, and, to the extent not preempted, state law with respect to the purchase, ownership or sale of shares of our common stock by the plan or IRA.

Plans should also consider the entire discussion under the heading “Federal Income Tax Considerations,” as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common stock.

Employee Benefit Plans, Tax-Qualified Retirement Plans and IRAs

Each fiduciary of an “ERISA plan,” which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in shares of our common stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require that:

•	an ERISA plan make investments that are prudent and in the best interests of the ERISA plan, its participants and beneficiaries;

•	an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so;

•	an ERISA plan’s investments are authorized under ERISA and the terms of the governing documents of the ERISA plan; and

•	the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA (and certain corresponding provisions of the Code).

In determining whether an investment in shares of our common stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan, and the liquidity and current return of the ERISA plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.” Specifically, before investing in shares of our common stock, any fiduciary should, after considering the employee plan’s or IRA’s particular circumstances, determine whether the investment is appropriate under the fiduciary standards of ERISA or other applicable law including standards with respect to prudence, diversification and delegation of control and the prohibited transaction provisions of ERISA and the Code.

Our Status Under ERISA

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if our assets are deemed to be assets of investing ERISA plans and persons who have certain specified relationships to an ERISA plan (“parties in interest” within the meaning of ERISA, and “disqualified persons” within the meaning of the Code) deal with these assets. Further, if our assets are deemed to be assets of investing ERISA plans, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary.

ERISA plan assets are not defined in ERISA or the Code, but the United States Department of Labor has issued regulations that outline the circumstances under which an ERISA plan’s interest in an entity will be subject to the look-through rule. The Department of Labor regulations apply to the purchase by an ERISA plan of an “equity interest” in an entity, such as stock of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are “publicly offered securities.”

Under the Department of Labor regulations, a “publicly offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•

either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule. First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Department of Labor regulations, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act.

In addition, the Department of Labor regulations provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.”

Under the Department of Labor regulations, a “real estate operating company” is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and

•	which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

According to those same regulations, a “venture capital operating company” is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in one or more operating companies with respect to which the entity has management rights; and

•	which, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

We have not endeavored to determine whether we will satisfy the “real estate operating company” or “venture capital operating company” exception.

Prior to making an investment in the shares offered in this prospectus, prospective employee benefit plan investors (whether or not subject to ERISA or section 4975 of the Code) should consult with their legal and other advisors concerning the impact of ERISA and the Code (and, particularly in the case of non-ERISA plans and arrangements, any additional state, local and foreign law considerations), as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated are acting as representatives of each of the underwriters and joint book-running managers named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Key Banc Capital Markets Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against the following:

•	liabilities arising out of untrue statements or omissions of a material fact contained in or omitted from this prospectus or the related registration statement;

•	liabilities arising out of any settlement of any litigation, investigation, proceeding or claim based upon such untrue statements or omissions; and

•	expenses reasonably incurred in investigating, preparing or defending against any litigation, investigation, proceeding or claim based upon such untrue statements or omissions.

In addition, we are obligated to contribute to payments the underwriters may be required to make in respect of those liabilities if indemnification is not permitted.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters have agreed to reimburse us for certain specified expenses incurred in connection with this offering. The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                  shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Only reserved shares purchased by our directors and officers will be subject to the lock-up provisions described below. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

No Sales of Similar Securities

We, our executive officers, directors, director nominees and each of the contributors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for or exercisable for common stock (including units in our operating partnership), for 180 days after the date of this prospectus (or, in the case of the Farallon Funds, 365 days; provided, that, commencing on the date that is 180 days after the consummation of this offering, the Farallon Funds may (i) sell shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds in the formation transactions and the concurrent private placement pursuant to a demand registration statement or (ii) distribute such amount of shares to their limited partners, members or stockholders) without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable.

New York Stock Exchange Listing

Our common stock has been approved for listing on the NYSE under the symbol “HPP,” subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares of common stock to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the prospects for our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of common stock may not develop. It is also possible that after the offering the shares of common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. These underwriters may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus may be available on the Internet web site maintained by certain underwriters. Other than any prospectus in electronic format, the information on an underwriter’s web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and/or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

The Morgan Stanley Investment Partnership, the general partner of which is owned by investment funds managed by an affiliate of Morgan Stanley & Co. Incorporated, an underwriter in this offering, will receive benefits from this offering and our formation transactions in addition to customary underwriting discount and commissions. Specifically, the Morgan Stanley Investment Partnership will contribute properties to us in the formation transactions. In exchange for its contribution to our operating partnership of the property entities that own the First Financial and Tierrasanta properties, the Morgan Stanley Investment Partnership and certain of its limited partners will receive an aggregate of approximately $12.5 million (before closing costs and prorations) in liquidation preference of series A preferred units, common units with a value of $3.9 million and $7.2 million in cash. As a result of the foregoing, certain of the current limited partners of the Morgan Stanley Investment Partnership will become limited partners in our operating partnership and will cease to be limited partners in the

Morgan Stanley Investment Partnership. In connection with this contribution and pursuant to debt guarantee agreements, certain partners of the Morgan Stanley Investment Partnership will have the opportunity to guarantee an aggregate of up to approximately $55.1 million (or, under certain circumstances, up to approximately $70.0 million) of indebtedness of our operating partnership (or a subsidiary thereof) which will, among other things, allow them to defer recognition of gain in connection with the formation transactions. As a result of these transactions, certain affiliates of Morgan Stanley & Co. Incorporated have interests in the successful completion of this offering.

An affiliate of Wells Fargo Securities, LLC, one of the underwriters in this offering, serves as a lender under the approximately $39.0 million mortgage loan secured by the 875 Howard Street property. As such, such affiliate will receive the portion of the net proceeds of this offering that are used to repay such indebtedness.

Affiliates of our underwriters, including Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Key Banc Capital Markets, Inc. have provided commitment letters to participate as lenders under our proposed $195 million secured credit facility. Under this facility, an affiliate of Barclays Capital Inc. also will act as administrative agent and joint lead arranger, and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as syndication agent and joint lead arranger. In connection with their participation in the secured credit facility, our underwriters or their affiliates will receive customary fees.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Latham & Watkins LLP, Los Angeles, California, and for the underwriters by Hogan Lovells US LLP. Venable LLP will pass upon the validity of the shares of common stock sold in this offering and certain other matters under Maryland law.

EXPERTS

Ernst & Young, LLP, an independent registered public accounting firm, has audited (i) our consolidated balance sheet at March 31, 2010 as set forth in their report, (ii) the combined financial statements and schedule of the Hudson Pacific Properties, Inc. Predecessor as of and for the year ended December 31, 2009 as set forth in their report, (iii) the combined statements of revenues and certain expenses of GLB Encino, LLC and Glenborough Tierrasanta, LLC for the year ended December 31, 2008 as set forth in their report, (iv) the statement of revenues and certain expenses of City Plaza for the year ended December 31, 2007 as set forth in their report and (v) the statements of revenues and certain expenses of Howard Street Associates, LLC for the year ended December 31, 2008 and the period from February 15, 2007 (commencement of operations) to December 31, 2007 as set forth in their report. We have included each of the aforementioned financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young, LLP’s reports, given on their authority as experts in accounting and auditing.

McGladrey & Pullen, LLP, an independent registered public accounting firm, has audited the combined financial statements of the Hudson Pacific Properties, Inc. Predecessor as of December 31, 2008 and for the year ended December 31, 2008 and the period from July 31, 2007 (inception) to December 31, 2007 as set forth in their report. We have included the aforementioned financial statements in this prospectus and elsewhere in the registration statement in reliance upon the reports of McGladrey & Pullen, LLP, given on their authority as experts in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, including information relating to the economic conditions within our core markets contained in “Prospectus Summary” and “Industry Background and Market Opportunity” is derived from market information prepared for us by Rosen Consulting Group, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on Rosen Consulting Group’s authority as an expert in such matters. We paid Rosen Consulting Group a fee of $40,000 for its services.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a Web site at www.hudsonpacificproperties.com. Information contained on our Web site is not incorporated by reference into this prospectus and you should not consider information contained on our Web site to be part of this prospectus.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments filed with this registration statement, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s web site, www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC’S PUBLIC REFERENCE FACILITIES AND THE WEB SITE OF THE SEC REFERRED TO ABOVE.

INDEX TO FINANCIAL STATEMENTS

Hudson Pacific Properties, Inc.:
Pro Forma Condensed Consolidated Financial Statements (unaudited):
Pro Forma Consolidated Balance Sheet as of March 31, 2010	F-4
Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2010	F-5
Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2009	F-6
Notes to Pro Forma Consolidated Financial Statements	F-8
Consolidated Historical Financial Statements:
Report of Independent Registered Public Accounting Firm	F-16
Balance Sheet as of March 31, 2010	F-17
Notes to Balance Sheet as of March 31, 2010	F-18
Hudson Pacific Properties, Inc. Predecessor:
Combined Balance Sheets as of March 31, 2010 (unaudited) and December 31, 2009	F-20
Combined Statements of Operations for the Three Months Ended March 31, 2010 and 2009 (unaudited)	F-21
Combined Statements of Members’ Equity for the Three Months Ended March 31, 2010 (unaudited)	F-22
Combined Statements of Cash Flows for the Three Months Ended March 31, 2010 and 2009 (unaudited)	F-23
Notes to Combined Financial Statements for the Three Months Ended March 31, 2010 and 2009 (unaudited)	F-24
Report of Independent Registered Public Accounting Firm	F-40
Report of Independent Registered Public Accounting Firm	F-41
Combined Balance Sheets as of December 31, 2009 and 2008	F-42
Combined Statements of Operations for the Years Ended December 31, 2009 and 2008, and the Period from July 31, 2007 (Inception) to December 31, 2007	F-43
Combined Statements of Members’ Equity for the Years Ended December 31, 2009 and 2008, and the Period from July 31, 2007 (Inception) to December 31, 2007	F-44
Combined Statements of Cash Flows for the Years Ended December 31, 2009 and 2008, and the Period from July 31, 2007 (Inception) to December 31, 2007	F-45

Notes to Combined Financial Statements Years Ended December 31, 2009 and 2008, and the Period from July 31, 2007 (Inception) to December 31, 2007	F-46
Schedule III Consolidated Real Estate and Accumulated Depreciation	F-63
GLB Encino, LLC and Glenborough Tierrasanta, LLC:
Unaudited Combined Statements of Revenues and Certain Expenses for the Three Months Ended March 31, 2010 and 2009	F-64
Notes to Unaudited Combined Statement of Revenues and Certain Expenses for the Three Months Ended March 31, 2010 and 2009	F-65
Report of Independent Auditors	F-67
Combined Statement of Revenues and Certain Expenses for the Year Ended December 31, 2009	F-68
Notes to Combined Statement of Revenues and Certain Expenses for the Year Ended December 31, 2009	F-69
Howard Street Associates, LLC:
Unaudited Statements of Revenues and Certain Expenses for the Three Months Ended March 31, 2010 and 2009	F-71
Notes to Unaudited Statement of Revenues and Certain Expenses for the Three Months Ended March 31, 2010 and 2009	F-72
Report of Independent Auditors	F-74
Statements of Revenues and Certain Expenses for the Years Ended December 31, 2009 and 2008, and the Period from February 15, 2007 (Commencement of Operations) through December 31, 2007	F-75
Notes to Statements of Revenues and Certain Expenses for the Years Ended December 31, 2009 and 2008, and the Period from February 15, 2007 (Commencement of Operations) through December 31, 2007	F-76
City Plaza:
Unaudited Statements of Revenues and Certain Expenses for the Six Months Ended June 30, 2008 and 2007	F-78
Notes to Unaudited Statements of Revenues and Certain Expenses for the Six Months Ended June 30, 2008 and 2007	F-79
Report of Independent Auditors	F-81
Statement of Revenue and Certain Expenses for the Year Ended December 31, 2007	F-82
Notes to Statement of Revenues and Certain Expenses for the Year Ended December 31, 2007	F-83

F-i

Hudson Pacific Properties, Inc.

Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

The unaudited pro forma combined financial statements of Hudson Pacific Properties, Inc. (together with its combined entities, the “Company,” “we,” “our” or “us”) as of and for the three months ended March 31, 2010 and for the year ended December 31, 2009 are derived from the financial statements of: (1) the combined entities consisting of HFOP City Plaza, LLC, Sunset Bronson Entertainment Properties, LLC, and SGS Really II, LLC (collectively, the “Predecessor”), (2) Glenborough Tierrasanta, LLC, (3) GLB Encino, LLC, (4) Howard Street Associates, LLC, (5) Del Amo Fashion Center Operating Company, L.L.C., and (6) Hudson Capital, LLC, and are presented as if this offering, the concurrent private placement, and the formation transactions (including the application of the net proceeds therefrom as set forth under “Use of Proceeds”), had occurred on March 31, 2010 for the pro forma combined balance sheet and on January 1, 2009 for the pro forma combined statements of operations.

As discussed above, our Predecessor includes HFOP City Plaza, LLC, Sunset Bronson Entertainment Properties, LLC and SGS Realty II, LLC which in turn, own our Predecessor’s assets—the City Plaza, Technicolor Building, Sunset Gower and Sunset Bronson properties. Each of these Predecessor entities are predominantly owned (between 98.4% and 99.1%) and controlled by investment funds affiliated with Farallon Capital Management, L.L.C. (“Farallon”), which are referred to herein as the “Farallon Funds.” Further, each of the Predecessor entities are also owned (between 1.6% and 0.9%) and managed by Hudson Capital, LLC. As such, we have combined these entities as our Predecessor on the basis of common ownership, common control and common management.

Our pro forma combined financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to our pro forma combined financial statements are based on available information and assumptions that we consider reasonable. Our pro forma combined financial statements do not purport to (1) represent our financial position that would have actually occurred had this offering, the concurrent private placement and the formation transactions occurred on March 31, 2010, (2) represent the results of our operations that would have actually occurred had this offering, the concurrent private placement, and the formation transactions occurred on January 1, 2009 and (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

We were formed as a Maryland corporation on November 9, 2009 to acquire the entities owning various real estate assets and to succeed the business of Hudson Capital, LLC, a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. Hudson Pacific Properties, L.P., our operating partnership, was formed as a Maryland limited partnership on January 15, 2010. Upon completion of the offering, the concurrent private placement, and the formation transactions, we expect our operations to be carried on through our operating partnership. At such time, the Company, as the general partner of the operating partnership will own             % of the operating partnership and will have control of the operating partnership. Accordingly, the Company will consolidate the assets, liabilities and results of operations of the operating partnership.

The Company has not had any corporate activity since its formation, other than the issuance of 100 shares of its common stock to Victor J. Coleman in connection with the initial capitalization of the Company and activities in preparation for this offering, the concurrent private placement and the formation transactions. Accordingly, we believe that a discussion of the results of the Company would not be meaningful, and we have, therefore, set forth below a discussion regarding the historical operations of the Predecessor only. The Predecessor owns the Sunset Gower, Technicolor Building, Sunset Bronson and City Plaza properties. The Predecessor does not include: GLB Encino, LLC, a Delaware limited liability company, which we refer to as the First Financial entity; Glenborough Tierrasanta, LLC, a Delaware limited liability company, which we refer to as the Tierrasanta entity; Del Amo Fashion Center Operating Company, L.L.C., a Delaware limited liability company, which we refer to as the Del Amo Office entity; and Howard Street Associates, LLC, a Delaware limited liability company, which we refer to as the 875 Howard Street entity; collectively, we refer to these entities as the non-predecessor entities. For periods after consummation of this offering, the concurrent private placement, and the formation transactions, our operations will include their operations. Elsewhere in this prospectus, we have included the audited combined statements of revenues and certain expenses of the First Financial entity and the Tierrasanta entity for the year ended December 31, 2009, the audited statements of revenues and certain expenses of the 875 Howard Street entity for the periods ended December 31, 2009, 2008 and 2007 and the unaudited statements of revenues and certain expenses for those same entities for the three months ended March 31, 2010 and 2009.

Concurrently with this offering, we will complete the formation transactions, pursuant to which we will acquire, through a series of acquisition and contribution transactions, 100% of the ownership interests in the entities that own interests in our initial portfolio, other than the Del Amo Office entity. We also intend to enter into a definitive agreement to acquire 100% of the ownership interests in the Del Amo Office property, subject to the fulfillment of certain closing conditions. See “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property.” To acquire the interests in the properties to be included in our initial portfolio from the holders thereof, or the prior investors, we will issue to the prior investors an aggregate of              shares of our common stock and              common units in our operating partnership, with an aggregate value of $            , and series A preferred units in our partnership with an aggregate liquidation preference of approximately $12,475 (before closing costs and prorations), and we will pay $27,500 (before closing costs and prorations) in cash in connection with our acquisition of the Del Amo Office entity and approximately $7,200 in cash to acquire interests in the First Financial and Tierrasanta entities. Cash amounts will be provided from the net proceeds of this offering. Also occurring concurrently with the completion of this offering, Victor J. Coleman and certain investment funds affiliated with Farallon will purchase $20,000 in shares of common stock at a price per share equal to the initial public offering price and without payment by us of any underwriting discount or commission. The proceeds will be contributed to our operating partnership in exchange for common units.

Upon completion of this offering, the concurrent private placement and the formation transactions, we expect net proceeds from this offering of approximately $            , or approximately $             if the underwriters’ overallotment option is exercised in full (after deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions). We will contribute the net proceeds of this offering and the concurrent private placement to our operating partnership in exchange for common units, and our operating partnership will use the proceeds received from us as well as cash on hand, if any, as described under “Use of Proceeds” elsewhere in this prospectus.

Upon consummation of this offering and the formation transactions, we expect our operations to be carried on through our operating partnership and subsidiaries of our operating partnership, including our taxable REIT subsidiary. Consummation of the formation transactions will enable us to (i) consolidate our asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into our operating partnership; (ii) consolidate the ownership of our property portfolio under our operating partnership; (iii) facilitate this offering; and (iv) qualify as a real estate investment trust for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2010.

Prior to the completion of the offering, the concurrent private placement and the formation transactions, we, along with our Predecessor and Howard Street Associates, LLC, are controlled by Farallon. We have been determined to be the acquirer for accounting purposes, and as a result, the contribution of interests in our Predecessor and Howard Street Associates, LLC will be recorded at historical cost and accounted for as a transaction between entities under common control. The contribution or acquisition of interests in entities other than those owned by the Predecessor or Howard Street Associates, LLC in the formation transactions will be accounted for as an acquisition under the acquisition method of accounting and recognized at the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition. The fair value of these assets and liabilities has been allocated in accordance with Accounting Standards Codification (“ASC”)

section 805-10, Business Combinations. The fair values of tangible assets acquired are determined on an as-if-vacant basis. The as-if-vacant fair value of tangible assets will be allocated to land, building and improvements, tenant improvements and furniture and fixtures based on our own market knowledge and published market data, including current rental rates, expected downtime to lease up vacant space, tenant improvement construction costs, leasing commissions and recent sales on a per square foot basis for comparable properties in our submarkets. The estimated fair value of intangible assets consisting of acquired in-place at-market leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease this property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, generally six months. Above-market and below-market in-place lease values are recorded as an asset or liability based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease for above-market leases and the remaining non-cancelable term plus the term of any below-market fixed rate renewal options for below-market leases. The fair value of the debt assumed was determined using current market interest rates for comparable debt financings.

Hudson Pacific Properties, Inc.

Pro Forma Consolidated Balance Sheet

As of March 31, 2010

(Unaudited and in thousands, except share data)

	Hudson Pacific Properties, Inc.	Predecessor	Howard Street Associates, LLC	Other Acquisitions and Contributions	Proceeds from Offering	Financing and Equity Transactions	Use of Proceeds	Other Adjustments	Company Pro Forma
	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
ASSETS
Investment in real estate, net	$—	$352,727	$62,510	$92,921	$—	$—	$—	$—	$508,158
Cash and cash equivalents	1	4,512	—	(34,675)	204,500	32,020	(154,003)	—	52,355
Restricted cash	—	4,924	—	—	—	—	—	—	4,924
Accounts receivable, net	—	1,705	—	22	—	—	—	—	1,727
Deferred rent receivables	—	3,257	—	—	—	—	—	—	3,257
Lease intangibles, net	—	13,621	743	12,510	—	—	—	—	26,874
Intangible assets	—	—	—	8,861	—	—	—	(8,861)	—
Prepaid expenses and other assets	—	5,808	1,979	2,848	—	2,429	—	—	13,064

TOTAL ASSETS	$1	$386,554	$65,232	$82,487	$204,500	$34,449	$(154,003)	$(8,861)	$610,359

LIABILITIES & EQUITY
Notes payable	$—	$152,000	$39,003	$56,740	$—	$—	$(154,003)	$—	$93,740
Accounts Payable and accrued liabilities	—	5,011	2,303	536	—	—	—	—	7,850
Below market leases	—	—	11,417	—	—	—	—	—	11,417
Security deposits	—	2,240	904	342	—	—	—	—	3,486
Prepaid rent	—	10,435	—	213	—	—	—	—	10,648
Interest rate collar liability	—	218	—	—	—	—	—	—	218

TOTAL LIABILITIES	—	169,904	53,627	57,831	—	—	(154,003)	—	127,359

Preferred non-controlling partnership interest	—	—	—	11,968	—	—	—	—	11,968

Non-controlling partnership interest	—	—	2,556	12,688	—	—	—	68,223	83,467
Members’/Stockholders’ equity	1	216,650	9,049	—	204,500	34,449	—	(77,084)	387,565

TOTAL EQUITY	1	216,650	11,605	12,688	204,500	34,449	—	(8,861)	471,032
TOTAL LIABILITIES & EQUITY	$1	$386,554	$65,232	$82,487	$204,500	$34,449	$(154,003)	$(8,861)	$610,359

Hudson Pacific Properties, Inc.

Pro Forma Consolidated Statements of Operations

For the Three Months Ended March 31, 2010

(Unaudited and in thousands, except share data)

	Predecessor	Howard Street Associates, LLC	Other Acquisitions and Contributions	Financing and Equity Transactions		Other Adjustments			Pro Forma Combined Total
	(AA)	(BB)	(CC)
REVENUES
Rental	$7,891	$386	$2,684	$—		$—			$10,961
Tenant recoveries	579	62	173	—		—			814
Other property related revenue	1,653	—	319	—		—			1,972
Other	19	—	332	—		(332)	(DD	)	19

	10,142	448	3,508	—		(332)			13,766
OPERATING EXPENSES
Property operating expenses	3,995	173	900	—		95	(EE	)	5,163
Other property related expense	528	—	—	—		63	(FF	)	591
General and administrative	290	—	357	—		1,288	(EE	)	1,935
Management fees	251	—	—	—		(221)	(DD	)	30
Depreciation and amortization	2,498	135	1,115	—		—			3,748

	7,562	308	2,372	—		1,225			11,467

Income from operations	2,580	140	1,136	—		(1,557)			2,299

OTHER EXPENSE (INCOME)
Interest expense (Income)	2,052	67	856	446	(GG)	(1,408)	(GG	)	2,013
Interest income	(3)	—	—	—		—			(3)
Unrealized gain of interest rate collar	(207)	—	—	—		—			(207)

	1,842	67	856	446		(1,408)			1,803

Net income	$738	$73	$280	$(446)		$(149)			$496

Less: Net income attributable to preferred non-controlling partnership interests									$187	(HH	)
Less: Net income attributable to common non-controlling partnership interests									55	(HH	)

Net income attributable to the Company									$254

Pro Forma earnings per share—basic and diluted										(II	)

Pro Forma weighted average shares outstanding—basic and diluted										(II	)

Hudson Pacific Properties, Inc.

Pro Forma Consolidated Statements of Operations

For the Year Ended December 31, 2009

(Unaudited and in thousands, except share data)

	Predecessor	Howard Street Associates, LLC	Other Acquisitions and Contributions	Financing and Equity Transactions		Other Adjustments		Pro Forma Combined Total
	(AA)	(BB)	(CC)
REVENUES
Rental	$28,970	$1,866	$10,556	$—		$—		$41,392
Tenant recoveries	2,870	377	747	—		—		3,994
Other property related revenue	7,419	—	1,243	—		—		8,662
Other	78	—	1,431	—		(1,431)	(DD)	78

	39,337	2,243	13,977	—		(1,431)		54,126
OPERATING EXPENSES
Property operating expenses	17,691	771	3,694	—		(4,905)	(EE)	17,251
Other property related expense	1,397	—	—	—		250	(FF)	1,647
General and administrative	1,049	—	1,277	—		4,905	(EE)	7,231
Management fees	1,169	—	—	—		(1,049)	(DD)	120
Depreciation and amortization	9,980	729	4,941	—		—		15,650

	31,286	1,500	9,912	—		(799)		41,899

Income from operations	8,051	743	4,065	—		(632)		12,227

OTHER EXPENSE (INCOME)
Interest expense	8,352	345	3,536	1,785	(GG)	(5,870)	(GG)	8,148
Interest income	(17)	—	—	—		—		(17)
Unrealized gain on interest rate collar	(410)	—	—	—		—		(410)
Other	95	—	—	—		—		95

	8,020	345	3,536	1,785		(5,870)		7,816

Net income	$31	$398	$529	$(1,785)		$5,238		$4,411

Less: Net income attributable to preferred non-controlling partnership interests								$743	(HH)
Less: Net income attributable to common non-controlling partnership interests								652	(HH)

Net income attributable to the Company								$3,016

Pro Forma earnings per share—basic and diluted									(II)

Pro Forma weighted average shares outstanding—basic and diluted									(II)

Hudson Pacific Properties, Inc.

(Unaudited and in thousands, except share data)

1. Adjustments to the Pro Forma Combined Balance Sheet

The adjustments to the pro forma consolidated balance sheet as of March 31, 2010 are as follows:

(A)	Represents the balance sheet of Hudson Pacific Properties, Inc. as of March 31, 2010. The Company was formed on November 9, 2009 and has had no activity since its inception other than the issuance of 100 shares of common stock for $1 that was initially funded with a promissory note from its sole shareholder. The promissory note was repaid on February 1, 2010.

(B)	Reflects the historical combined balance sheet of our Predecessor as of March 31, 2010, which is comprised of HFOP City Plaza, LLC, Sunset Bronson Entertainment Properties, LLC and SGS Realty II, LLC. We will issue common shares and/or common units in our operating partnership in exchange for all of the ownership interests in our Predecessor. We have determined that we are the acquiring entity for accounting purposes and that the contribution of interests in our Predecessor and Howard Street Associates, LLC (see (C)) is a transaction between entities under common control after considering the applicable implementation guidance and illustrations in ASC Section 805-50-15-6 discussing business combinations. As a result, the contribution of interests in our Predecessor and Howard Street Associates, LLC (see (C)) will be recorded at historical cost.

The historical combined financial statements of our Predecessor as of and for the three month period ended March 31, 2010 and for the year ended December 31, 2009 have been included elsewhere in this filing.

(C)	Reflects the historical balance sheet of Howard Street Associates, LLC as of March 31, 2010. We will issue common shares or common units in our operating partnership in exchange for all of the ownership interests in Howard Street Associates, LLC. We have determined that we are the acquiring entity for accounting purposes and that the contribution of interests in our Predecessor (see (B))and Howard Street Associates, LLC is a transaction between entities under common control after considering the applicable implementation guidance and illustrations in ASC Section 805-50-15-6 discussing business combinations. As a result, the contribution of interests in our Predecessor (see (B)) and Howard Street Associates, LLC will be recorded at historical cost.

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

(D)	We will acquire the following non-predecessor entities through a series of acquisitions and contribution transactions. The acquisition of all the interests in the following non-predecessor entities will be accounted for as an acquisition under the purchase method of accounting in accordance with ASC Section 805-10, Business Combinations, and recorded at the estimated fair value of the acquired assets and assumed liabilities. The following pro forma adjustments are necessary to reflect the initial allocation of the estimated fair value of the non-predecessor entities. The allocation of fair value shown in the table below is based on the Company’s preliminary estimates and is subject to change based on the final determination of the fair value of the assets and liabilities acquired. The cash consideration reflected below represents the use of net proceeds received by us from this offering, $27,500 (before closing costs and prorations) of which to acquire the Del Amo Office property and $7,200 of which to acquire indirect partnership interest(s) in the First Financial entity and Tierrasanta entity.

	Glenborough Tierrasanta, LLC	GLB Encino, LLC	Del Amo Office Entity	Hudson Capital, LLC	Total
Consideration paid to acquire non-predecessor entities
Issuance of common shares or common operating partnership units	$29	$3,659	$—	$9,000	$12,688
Issuance of preferred operating partnership units	92	11,876	—	—	11,968
Cash consideration	214	6,986	27,475	—	34,675
Debt assumed	14,300	43,000	—	—	57,300

Total consideration paid to acquire non-predecessor entities	$14,635	$65,521	$27,475	$9,000	$116,631

Allocation of consideration paid to acquire non-predecessor entities
Investment in real estate, net	$12,455	$59,452	$20,748	$266	$92,921
Lease intangibles, net	1,995	4,418	6,097	—	12,510
Intangible assets	—	—	—	8,861	8,861
Leasing costs	280	1,660	655	—	2,595
Fair market favorable debt value	270	290	—	—	560
Below market leases	—	—	—	—	—
Other assets acquired (liabilities assumed), net	(365)	(299)	(25)	(127)	(816)

Total allocation of consideration paid to acquire non-predecessor entities	$14,635	$65,521	$27,475	$9,000	$116,631

(E)	Reflects the sale of shares of common stock in this offering, net of underwriting discounts, commissions and offering expenses as follows:

Gross proceeds from offering	$230,000
Less:
Underwriting discounts, commissions and offering expenses	(25,500)

Available proceeds	$204,500

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

(F)	In connection with this offering and the formation transactions, Victor J. Coleman and certain investment funds affiliated with Farallon will purchase $20,000 of common stock at a price per share equal to the initial public offering price and without payment by us of any underwriting discount or commission. In addition, as part of the closing of the offering, concurrent private placement and completion of the formation transactions, members of our Predecessor will contribute approximately $14,449, representing $10,643 for prepaid rents under the KTLA, Inc. (“KTLA”) lease for the remaining initial term through January 2013 (which for purposes of this presentation has been calculated assuming a May 1, 2010 closing, and will reduce by approximately $10 per day each day thereafter), and contributions of $2,743 for outstanding tenant improvement costs under the Technicolor (defined below) lease and $1,063 for outstanding tenant improvement costs under leases at the City Plaza property, which for purposes of this presentation has been determined as of March 31, 2010. The amounts outstanding with respect to the Technicolor Creative Services USA, Inc. (“Technicolor”) lease and/or leases at City Plaza may not be outstanding (in whole or part) as of the closing, to the extent funded by the member prior to closing. The Company expects to designate these member contributions to fund the associated rents and costs. Finally, we expect to complete an agreement with affiliates of certain of our underwriters, to provide a $195,000 secured credit facility. For purposes of this presentation, $2,429 of the proceeds from the offering, the concurrent private placement and the closing contribution by members of our Predecessor have been applied to payment of $2,429 in fees associated with the secured credit facility. These fees will be amortized over a three year period.

	Private Placement of Common Stock	Pre-closing Member’s Contribution	Payment of Financing Fees	Total
ASSETS
Cash and cash equivalents	$20,000	$14,449	$(2,429)	$32,020
Prepaid expenses and other assets	—	—	2,429	2,429

EQUITY
Members’/stockholders’ equity	20,000	14,449	—	34,449

(G)	We will use the net proceeds received by us from this offering, together with the concurrent private placement and the closing contribution by members of our Predecessor (see note (F) above) to repay $115,000 of debt secured by the Sunset Gower Property and the Technicolor Building, and $39,003 of debt secured by the 875 Howard Street property.

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

(H)	As consideration for the contributions of the Predecessor’s assets, the prior members in the Predecessor entities will receive common units or shares of our common stock (see (1) below).

As consideration for the contribution of the management business of Hudson Capital, LLC, the prior members in Hudson Capital, LLC will receive $9,000 in the form of common units. Since we will be internally managed and self advised, no future value or cash flow will be received from acquired asset and property management contracts between the Predecessor assets and Hudson Capital, LLC. As a result, the value that was attributable to the management business of Hudson Capital, LLC has been written off in the period immediately after the consummation of the offering, the concurrent private placement and the formation transactions, and a “one-time” adjustment has been reflected in the pro forma balance sheet (see (2) below).

	Issuance of Operating Partnership Units to Predecessor Members	Write-off of Intangible Assets	Total
	(1)	(2)
ASSETS
Intangible assets	$—	$(8,861)	$(8,861)

EQUITY
Non-controlling partnership interest	69,783	(1,560)	68,223
Members’/stockholders’ equity	(69,783)	(7,301)	(77,084)

2. Adjustments to the Pro Forma Combined Statement of Operations

The adjustments to the pro forma statements of operations for the three month period ended March 31, 2010 and for the year ended December 31, 2009 are as follows:

(AA)	Reflects the historical combined statements of operations of the Predecessor for the three month period ended March 31, 2010 and for the year ended December 31, 2009.

The tables below show the operating results for each of the entities comprising the Predecessor for the three month period ended March 31, 2010 and for the year ended December 31, 2009.

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

For the three months ended March 31, 2010

	Predecessor
	HFOP City Plaza, LLC	Sunset Bronson Entertainment Properties, LLC	SGS Realty II, LLC	Total
REVENUES
Rental	$1,452	$2,455	$3,984	$7,891
Tenant recoveries	34	283	262	579
Other property related revenue	22	843	788	1,653
Other	14	3	2	19

	1,522	3,584	5,036	10,142
OPERATING EXPENSES
Property operating expenses	434	1,517	2,044	3,995
Other property related expense	86	379	63	528
General and administrative	39	139	112	290
Management fees	51	75	125	251
Depreciation and amortization	643	561	1,294	2,498

	1,253	2,671	3,638	7,562

Income from operations	269	913	1,398	2,580

OTHER EXPENSE (INCOME)
Interest expense	—	709	1,343	2,052
Interest income	—	—	(3)	(3)
Unrealized loss of interest rate collar	—	(207)	—	(207)

	—	502	1,340	1,842

Net income	$269	$411	$58	$738

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

For the year ended December 31, 2009

	Predecessor
	HFOP City Plaza, LLC	Sunset Bronson Entertainment Properties, LLC	SGS Realty II, LLC	Total
REVENUES
Rental	$4,497	$8,327	$16,146	$28,970
Tenant recoveries	157	1,401	1,312	2,870
Other property related revenue	124	2,772	4,523	7,419
Other	18	35	25	78

	4,796	12,535	22,006	39,337
OPERATING EXPENSES
Property operating expenses	2,516	6,572	8,603	17,691
Other property related expense	303	860	234	1,397
General and administrative	241	472	336	1,049
Management fees	178	400	591	1,169
Depreciation and amortization	2,576	2,381	5,023	9,980

	5,814	10,685	14,787	31,286

(Loss) income from operations	(1,018)	1,850	7,219	8,051

OTHER EXPENSE (INCOME)
Interest expense	—	2,812	5,540	8,352
Interest income	(3)	—	(14)	(17)
Unrealized loss of interest rate collar	—	(410)	—	(410)
Other	—	111	(16)	95

	(3)	2,513	5,510	8,020

Net (loss) income	$(1,015)	$(663)	$1,709	$31

(BB)	Reflects the historical statements of operations of Howard Street Associates, LLC for the three months ended March 31, 2010 and for the year ended December 31, 2009. Rental revenues include $220 and $946 of (above) below market lease intangible amortization for the three months ended March 31, 2010 and for the year ended December 31, 2009, respectively. Rental revenues do not include two new leases with unrelated parties expected to commence in April 2010. Property operating expenses also reflect the capitalization of certain costs relating to redevelopment activity in the amount of $109 for the three month period ended March 31, 2010 and $349 for the year ended December 31, 2009.

(CC)

Reflects the acquisitions and contributions of the non-predecessor entities as discussed in (D) above, as if this offering, the concurrent private placement, and the formation transactions had occurred on January 1, 2009. The acquisition of all the interests in the non-predecessor entities will be accounted for as an acquisition under the purchase method of accounting in accordance with ASC Section 805-10, Business Combinations, and recorded at the estimated fair value of the

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

acquired assets and assumed liabilities. Adjustments for revenues represent the impact of the amortization of the net amount of above- and below-market rents. Depreciation and amortization represent the additional depreciation expense and amortization of intangibles as a result of these purchase accounting adjustments. Depreciation and amortization amounts were determined based on management’s evaluation of the estimated useful lives of the properties and intangibles. In utilizing these useful lives for determining the pro forma adjustments, management considered the length of time the property had been in existence, the maintenance history as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life. Interest expense represents the interest expense of the assumed debt at a rate of interest determined to be market for similar indebtedness calculated on the balance at its fair value, with the above or below market component of such fair value amortized over the remaining term of such indebtedness.

The tables below show the operating results for each of the following non-predecessor entities for the three month period ended March 31, 2010 and for the year ended December 31, 2009.

For the three months ended March 31, 2010

	GLB Encino, LLC and Glenborough Tierrasanta, LLC	Del Amo Office Property	Hudson Capital, LLC	Total
	(1)	(2)
REVENUES
Rental	$2,032	$652	$—	$2,684
Tenant recoveries	171	2	—	173
Other property related revenue	310	9	—	319
Other	—	—	332	332

	2,513	663	332	3,508
OPERATING EXPENSES
Property operating expenses	745	155	—	900
General and administrative	—	—	357	357
Depreciation and amortization	899	207	9	1,115

	1,644	362	366	2,372

Income (loss) from operations	869	301	(34)	1,136

OTHER EXPENSE (INCOME)
Interest expense	856	—	—	856

	856	—	—	856

Net income (loss)	$13	$301	$(34)	$280

(1)	Rental revenues include $(90) of (above) below market lease intangible amortization and interest expense includes $81 of amortization expense related to the fair value adjustment related to the assumed debt. The straight-line rent adjustment for the three months ended March 31, 2010 was $73.
(2)	Rental revenues include $(102) of (above) below market lease intangible amortization. The straight-line rent adjustment for the three months ended March 31, 2010 was $(13).

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

For the year ended December 31, 2009

	GLB Encino, LLC and Glenborough Tierrasanta, LLC	Del Amo Office Property	Hudson Capital, LLC	Total
	(1)	(2)
REVENUES
Rental	$8,132	$2,424	$—	$10,556
Tenant recoveries	717	30	—	747
Other property related revenue	1,198	45	—	1,243
Other	—	—	1,431	1,431

	10,047	2,499	1,431	13,977
OPERATING EXPENSES
Property operating expenses	2,840	854	—	3,694
General and administrative	—	—	1,277	1,277
Depreciation and amortization	4,069	829	43	4,941

	6,909	1,683	1,320	9,912

Income (loss) from operations	3,138	816	111	4,065

OTHER EXPENSE (INCOME)
Interest expense	3,536	—	—	3,536

	3,536	—	—	3,536

Net (loss) income	$(398)	$816	$111	$529

(1)	Rental revenues include $(361) of (above) below market lease intangible amortization and interest expense includes $436 of amortization expense related to the fair value adjustment related to the assumed debt. The straight-line rent adjustment for the year ended December 31, 2009 was $337.
(2)	Rental revenues include $(358) of (above) below market lease intangible amortization. The straight-line rent adjustment for the year ended December 31, 2009 was $219.

(DD)	Reflects the elimination of the management fee, leasing commissions and subtenant revenue to Hudson Capital, LLC and management fee expense of the Predecessor, the elimination of which was partially offset by approximately $30 and $120 of management fee expense for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively anticipated for third party management services related to the 875 Howard Street property.

(EE)

We expect to incur additional general and administrative expenses as a result of becoming a public company, including, but not limited to, incremental salaries, board of directors’ fees and expenses, directors’ and officers’ insurance, Sarbanes-Oxley Act of 2002 compliance costs, and incremental audit and tax fees. We estimate that these costs could result in general and administrative expenses of approximately $8,000 per year, before additional non-cash compensation expenses of approximately $1,633 per year. As we have not yet entered into contracts with third parties to provide all of the services included within this estimate, not all of the estimated expenses appear in

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

the accompanying pro forma consolidated statements of operation. Amounts corresponding to services and expenses under contract have been reflected as an adjustment in the pro forma consolidated statements of operations as additional general and administrative expenses, without duplication, to the general and administrative expenses appearing in the historical operating statements. For purposes of this presentation, certain general and administrative expenses (other than professional fees) of the Predecessor and non-predecessor entities (other than Hudson Capital, LLC) have been reclassified to property operating expenses, as they relate to the operations of the underlying properties.

(FF)	Reflects the approximately $63 and $250 of tax expense incurred by our taxable REIT subsidiary for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, for other property related income.

(GG)	Reflects $202 and $810 of fees associated with the secured credit facility $2,429 for the three months ended March 31, 2010 and the year ended December 31, 2010, respectively, plus $244 and $975 for the unused fee of 50 bps. on the $195,000 secured credit facility for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. Also, reflects the approximately $1,408 and $5,870 of net interest expense incurred by our Predecessor and the 875 Howard Street entity for the three months ended March 31, 2010 and for the year ended December 31, 2009, respectively, on debt secured by the Sunset Gower Property, the Technicolor Building and the 875 Howard Street Property that will be repaid from proceeds raised in this offering and the concurrent private placement (see (G) above).

(HH)	Reflects the allocation of net income attributable to the preferred non-controlling partnership interests and common non-controlling partnership interests.

(II)	Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) allocable to common stockholders by the number of shares of common stock issued in this offering, the concurrent private placement and the formation transactions.

Report of Independent Registered Public Accounting Firm

The Stockholder of Hudson Pacific Properties, Inc.

We have audited the accompanying balance sheet of Hudson Pacific Properties, Inc. (the “Company”) as of March 31, 2010. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the March 31, 2010 balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Hudson Pacific Properties, Inc. at March 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

May 12, 2010

Hudson Pacific Properties, Inc.

Balance Sheet

As of March 31, 2010

ASSETS
Cash and cash equivalents	$1,000

$1,000

STOCKHOLDERS’ EQUITY
Common stock ($0.01 par value, 100,000 shares authorized, 100 issued and outstanding)	$1
Additional paid-in capital	999

$1,000

See accompanying notes.

Hudson Pacific Properties, Inc.

Notes to Balance Sheet

March 31, 2010

(In thousands)

1. Organization

Hudson Pacific Properties, Inc. (the “Company,” “we,” “our” or “us”) was formed as a Maryland corporation on November 9, 2009 to acquire the entities owning various real estate assets and to succeed the business of Hudson Capital, LLC, a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. The Company has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed public offering (the “Offering”) of common stock. The Company is the sole general partner of Hudson Pacific Properties, L.P., our “operating partnership,” which was formed as a Maryland limited partnership on January 15, 2010. From inception through March 31, 2010, the Company had no operations other than the issuance of 100 shares of common stock at par value to Victor J. Coleman in connection with our initial capitalization. As of March 31, 2010, the shares of common stock of the Company were issued to Victor J. Coleman in consideration for one-thousand dollars cash, which was paid on February 1, 2010. The operations are planned to commence upon completion of the Offering. Upon completion of the Offering and the Formation Transactions (defined below), we expect our operations to be carried on through our operating partnership and its wholly owned subsidiary, Hudson Pacific Services, Inc. At such time, the Company, as the general partner of our operating partnership, will control the operating partnership. The Company will consolidate the assets, liabilities, and results of operations of the operating partnership.

Concurrently with the Offering, we will complete certain formation transactions (together with the acquisition of the Del Amo Office entity, the “Formation Transactions”), pursuant to which we will acquire, through a series of purchase and contribution transactions, the entities that own interests in our initial portfolio, other than the Del Amo Office entity, in exchange for cash, shares of our common stock and/or units in our operating partnership. The Formation Transactions are designed to consolidate our asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into our operating partnership; consolidate the ownership of our portfolio of office and media and entertainment, together with certain other real estate assets, under our operating partnership; facilitate the Offering; and allow us to qualify as a real estate investment trust (“REIT”) for federal income tax purposes commencing with the taxable year ending December 31, 2010. We also intend to enter into a definitive agreement to acquire 100% of the ownership interests in the Del Amo Office property, subject to the fulfillment of certain closing conditions under such agreement, see “Risk Factors—Risks Related to Our Properties and Our Business—The purchase of the Del Amo Office property is subject to closing conditions that could delay or prevent the acquisition of the property,” for $27,500 (before closing costs and prorations) in cash, which cash will be provided from the net proceeds of the Offering. In addition, concurrently with the completion of the Offering, Victor J. Coleman and certain investment funds affiliated with Farallon Capital Management, L.L.C. will purchase $20,000 of shares of common stock at a price per share equal to the initial public offering price and without payment by us of any underwriting discount or commission.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with our taxable year ending December 31, 2010.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Income taxes

Subject to qualification as a REIT, the Company will be permitted to deduct distributions paid to its stockholders, eliminating the federal taxation of income represented by such distributions at the Company level.

REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Underwriting Commissions and Costs

Underwriting commissions and costs to be incurred in connection with the Offering will be reflected as a reduction of additional paid-in capital.

3. Offering Costs

In connection with the Offering, certain contributors have advanced funds for legal, accounting, and related costs in connection with the Offering and formation transactions, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the gross proceeds of the Offering.

Hudson Pacific Properties, Inc. Predecessor

Combined Balance Sheets

As of March 31, 2010 and December 31, 2009

(In thousands)

	March 31, 2010	December 31, 2009
	(Unaudited)
ASSETS
Investment in real estate, net	$352,727	$353,505
Cash and cash equivalents	4,512	2,256
Restricted cash	4,924	3,709
Accounts receivable, net of allowance of $185 and $308	1,705	1,273
Straight-line rent receivables	3,257	2,935
Lease intangibles, net	13,621	14,235
Prepaid expenses and other assets	5,808	6,702

TOTAL ASSETS	$386,554	$384,615

LIABILITIES AND EQUITY
Notes payable	$152,000	$152,000
Accounts payable and accrued liabilities	5,011	4,207
Security deposits	2,240	2,035
Prepaid rent	10,435	11,019
Interest rate collar liability	218	425

TOTAL LIABILITIES	169,904	169,686

Commitments and contingencies

Members’ equity	216,650	214,929

	$386,554	$384,615

See accompanying notes.

Hudson Pacific Properties, Inc. Predecessor

Combined Statements of Operations

(Unaudited and in thousands)

	Three Months Ended March 31,
	2010	2009
REVENUES
Rental	$7,891	$7,382
Tenant recoveries	579	674
Other property related revenue	1,653	1,901
Other	19	25

	10,142	9,982
OPERATING EXPENSES
Property operating expenses	3,995	4,262
Other property related expense	528	401
General and administrative	290	302
Management fees	251	305
Depreciation and amortization	2,498	2,449

	7,562	7,719

Income from operations	2,580	2,263
OTHER EXPENSE (INCOME)
Interest expense	2,052	2,097
Interest income	(3)	(3)
Unrealized gain on interest rate collar	(207)	(18)
Other	—	90

	1,842	2,166

Net income	$738	$97

See accompanying notes.

Hudson Pacific Properties, Inc. Predecessor

Combined Statements of Members’ Equity

Three Months Ended March 31, 2010

(Unaudited and in thousands)

	HFOP City Plaza, LLC	Sunset Bronson Entertainment Properties, LLC	SGS Realty II, LLC	Total
Balance December 31, 2009	$52,794	$64,377	$97,758	$214,929
Contributions	983	—	—	983
Net income	269	411	58	738

Balance March 31, 2010	$54,046	$64,788	$97,816	$216,650

See accompanying notes.

Hudson Pacific Properties, Inc. Predecessor

Combined Statements of Cash Flows

(Unaudited and in thousands)

	Three Months Ended March 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$738	$97
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
Depreciation and amortization	2,498	2,449
Amortization of deferred financing costs	375	358
Amortization of above market lease intangibles	121	212
Straight-line rent receivables	(322)	(297)
Bad debt (recovery) expense	(132)	36
Unrealized gain on interest rate collar	(207)	(18)
Other non-cash losses	—	103
Changes in operating assets and liabilities:
Restricted cash	(1,215)	(1,490)
Accounts receivable	(300)	(148)
Prepaid expenses and other assets	416	(109)
Accounts payable and accrued liabilities	334	1,158
Security deposits	205	72
Prepaid rent	(584)	(733)

Net cash provided by operating activities	1,927	1,690

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to investment property	(654)	(1,932)

Net cash used in investing activities	(654)	(1,932)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions by members	983	2,609

Net cash provided by financing activities	983	2,609

Net increase in cash and cash equivalents	2,256	2,367
Cash and cash equivalents—beginning of period	2,256	4,955

Cash and cash equivalents—end of period	$4,512	$7,322

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$1,520	$1,738

Supplemental schedule of noncash investing and financing activities
Accounts payable and accrued liabilities for property under development	$469	$1,736

See accompanying notes.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

1. Organization

The Hudson Pacific Properties, Inc. Predecessor, which is not a legal entity, is comprised of the real estate activity and holdings of SGS Realty II, LLC, Sunset Bronson Entertainment Properties, LLC and HFOP City Plaza, LLC (collectively referred to as the “Company”). The Company is engaged in the business of acquiring, owning, and developing real estate, consisting primarily of office and media and entertainment properties located in Southern California as described below in more detail. The Company is the predecessor of Hudson Pacific Properties, Inc. (the “REIT”), which is expected to complete an initial public offering (the “IPO”) of the common stock of the REIT in 2010. In connection with the IPO, the Company will engage in formation transactions that are designed to consolidate its asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into Hudson Pacific Properties, L.P., the operating partnership formed by and managed by the REIT; consolidate the ownership of our portfolio of office and media and entertainment properties, together with certain other real estate assets, under the operating partnership; facilitate the IPO; and allow the REIT to qualify as a real estate investment trust for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2010. Below is a background summary of each of the three entities comprising the Company.

SGS Realty II, LLC (“SGS II”), a Delaware limited liability company was formed on August 2, 2007. SGS II is the sole member of SGS Realty I, LLC, a Delaware limited liability company, which is the sole member of SGS Holdings, LLC (“SGS”), a Delaware limited liability company. SGS was formed on July 31, 2007 to acquire and operate the media and entertainment campus known as Sunset Gower Studios located in Los Angeles, California consisting of soundstages, office space, support space and storage space (the “Sunset Gower”) and to acquire and develop an adjacent parcel of land into an office building leased to Technicolor Creative Services USA, Inc. (“Technicolor Building”), the development of which was completed on June 1, 2008. The Sunset Gower Property and Technicolor building were purchased on August 17, 2007 for $177,800 (including closing costs, and net of an allowance to complete the redevelopment of the Technicolor Building). SGS is obligated to pay $9,350 in tenant improvements to Technicolor, of which $8,685 had been incurred as of March 31, 2010. SGS II acquired a vacant media and entertainment office building on October 5, 2007 (the “6060 Building,” and together with Sunset Gower, the “Sunset Gower Property”) for approximately $2,901. The 6060 Building has been under major renovation and redevelopment since its acquisition in October 2007. Pursuant to SGS’s limited liability company agreement, profits, losses and distributions are to be allocated entirely to its sole member.

Sunset Bronson Entertainment Properties, LLC (“Sunset Bronson”), a Delaware limited liability company, was formed on March 10, 2008 by Sunset Studios Holdings, LLC, its sole member, to acquire and operate the media and entertainment campus known as Sunset Bronson Studios (formerly, Tribune Studios), located in Los Angeles, California, consisting of soundstages, office space, support space and storage space (the “Sunset Bronson Property”). The Sunset Bronson Property was acquired for $125,000 on January 30, 2008 by Sunset Studios Holdings, LLC and contributed to Sunset Bronson upon its formation. Pursuant to Sunset Bronson’s limited liability company agreement, profits, losses and distributions are to be allocated entirely to its sole member.

HFOP City Plaza, LLC (“City Plaza”), a Delaware limited liability company, was formed on August 26, 2008 by HFOP Associates, LLC (“City Plaza Parent”), its sole member, to acquire and operate the office building known as the City Plaza property located in Orange, California (the “City Plaza Property”). On August 26, 2008, City Plaza Parent acquired the mortgage on the City Plaza Property from an unrelated third

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

party lender for $69,250 and received a $1,250 loan paydown from the original borrower along with a transfer of $14,696 of existing loan reserves, resulting in a net purchase price for the loan of $53,304 plus closing costs. In a simultaneous transaction, City Plaza acquired the City Plaza Property from the fee owner, subject to the mortgage held by its sole member, City Plaza Parent. Pursuant to City Plaza’s limited liability company agreement, profits, losses, and distributions are to be allocated entirely to its sole member.

As of December 31, 2009 and 2008 the Company’s real estate portfolio was comprised of the Sunset Gower Property, Technicolor Building, the Sunset Bronson Property and the City Plaza Property (collectively referred to as the “Properties” for purposes of those periods). As of December 31, 2007, the Company’s real estate was comprised of the Sunset Gower Property (referred to as the “Properties” for purposes of that period).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements of the Hudson Pacific Properties, Inc. Predecessor are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The effect of all significant intercompany balances and transactions has been eliminated. The real estate entities included in the accompanying combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management and common ownership.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Investment in Real Estate Properties

The Properties are carried at cost less accumulated depreciation and amortization. The Company allocates the cost of an acquisition, including the assumption of liabilities, to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with GAAP. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

The Company records acquired “above and below” market leases at fair value using discount rates which reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended term for any leases with below market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related costs.

The Company capitalizes direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a real estate project. Construction and development costs are capitalized while substantial activities are ongoing to prepare an asset for its intended use. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year after cessation of major construction activity. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as incurred.

The Company computes depreciation using the straight-line method over the estimated useful lives of a range of 39 years for building and improvements, 15 years for land improvements, 5 or 7 years for furniture and fixtures and equipment, and over the life of the lease for tenant improvements. Depreciation is discontinued when a property is identified as held for sale. Above and below market lease intangibles are amortized primarily to revenue over the remaining non-cancellable lease terms and bargain renewal periods, if any. Other in-place lease intangibles are amortized to expense over the remaining non-cancellable lease term and bargain renewal periods, if any.

Impairment of Long-Lived Assets

The Company assesses the carrying value of real estate assets and related intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value of the properties. Properties held for sale are recorded at the lower of cost or estimated fair value less cost to sell. The Company did not record any impairment charges related to its real estate assets and related intangibles during the three months ended March 31, 2010 (unaudited) nor during the three months ended March 31, 2009 (unaudited).

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus all short term investments with a maturity of three months or less when purchased.

The Company maintains some of its cash in bank deposit accounts which, at times, may exceed the federally insured limit. No losses have been experienced related to such accounts.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

Restricted Cash

Restricted cash consists of amounts held by lenders to provide for future real estate taxes and insurance expenditures, repairs and capital improvements reserves, general and other reserves and security deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are comprised of amounts due for monthly rents and other charges. The Company maintains an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. The Company monitors the liquidity and creditworthiness of its tenants and operators on an ongoing basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, the Company’s assessment is based on amounts estimated to be recoverable over the term of the lease. At March 31, 2010 and December 31, 2009, management believes that the collectability of straight-line rent balances are reasonably assured; accordingly, no allowance was established against straight-line rent receivables. The Company evaluates the collectability of accounts receivable based on a combination of factors. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company’s historical collection experience. The Company recognizes an allowance for doubtful accounts based on the length of time the receivables are past due, the current business environment and the Company’s historical experience. Historical experience has been within management’s expectations.

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. For assets acquired subject to leases, the Company recognizes revenue upon acquisition of the asset, provided the tenant has taken possession or controls the physical use of the leased asset. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

Certain leases provide for additional rents contingent upon a percentage of the tenant’s revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds. Such revenue is recognized only after the contingency has been removed (when the related thresholds are achieved), which may result in the recognition of rental revenue in periods subsequent to when such payments are received.

Other property related revenue is revenue that is derived from the tenants’ use of lighting, equipment rental, parking, power, HVAC and telecommunications (phone and internet). Other property related revenue is recognized when these items are provided.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

The Company recognizes gains on sales of properties upon the closing of the transaction with the purchaser. Gains on properties sold are recognized using the full accrual method when (i) the collectability of the sales price is reasonably assured, (ii) the Company is not obligated to perform significant activities after the sale, (iii) the initial investment from the buyer is sufficient and (iv) other profit recognition criteria have been satisfied. Gains on sales of properties may be deferred in whole or in part until the requirements for gain recognition have been met.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the respective loan on the straight-line method which approximates the effective interest method.

Derivative Financial Instruments

The Company manages interest rate risk associated with borrowings by entering into interest rate derivative contracts. The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value and the changes in fair value are reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income, which is a component of equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The Company held one interest rate collar instrument and one interest rate cap instrument at March 31, 2010 and December 31, 2009. The Company did not use hedge accounting for these instruments.

Income Taxes

The Company’s taxable income is reportable by its members. The entities comprising the Company are limited liability companies and are treated as pass-through entities for income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying combined financial statements. The Company is subject to the statutory requirements of the state in which it conducts business.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

Fair Value of Assets and Liabilities

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

In August 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820), Measuring Liabilities at Fair Value. This update provides amendments to the Accounting Standard Codification (“ASC”) for the fair value measurement of liabilities. In circumstances in which a quoted price in an active market for the identical liability is not available, the reporting entity is required to measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets, or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. These amendments to the ASC are effective upon issuance and did not have a significant impact on the combined financial statements of the Company.

The Company’s interest rate collar and interest rate cap agreements are classified as Level 2 and their fair value is derived from estimated values obtained from the counterparties based on observable market data for similar instruments.

Unrealized gains associated with Level 2 liabilities were $207 and $18, for the three months ended March 31, 2010 and 2009, respectively.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

3. Investment in Real Estate

Investment in real estate consisted of the following as of:

	March 31, 2010	December 31, 2009
Land	$174,984	$174,984
Land improvements	9,637	9,660
Building and improvements	155,698	155,434
Tenant improvements	12,305	12,039
Furniture and fixtures	11,059	11,052
Less: accumulated deprecation	(14,811)	(12,909)

	348,872	350,260
Property under development	3,855	3,245

	$352,727	$353,505

	For the three months ended March 31, 2010	Year ended December 31, 2009
Investment in real estate
Beginning balance	$366,414	$358,616
Acquisitions	—	—
Improvements, capitalized costs	1,124	7,874
Cost of property sold	—	(76)

Ending balance	$367,538	$366,414

Accumulated Depreciation
Beginning balance	$(12,909)	$(5,592)
Additions	(1,902)	(7,330)
Deletions	—	13

Ending balance	$(14,811)	$(12,909)

4. Lease Intangibles

At March 31, 2010 gross lease intangibles were comprised of $3,111 of above market tenant lease intangibles and $16,113 of in-place lease intangibles. At March 31, 2010 the accumulated amortization of lease intangibles was $5,603. During the three months ended March 31, 2010, the Company recognized $493 of amortization expense related to in-place leases and amortized $121 of above-market leases against rental revenue. The weighted-average amortization period for lease intangibles is 4.29 years.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

At December 31, 2009, lease intangibles were comprised of $3,111 of above market tenant lease intangibles and $16,113 of in-place lease intangibles. At December 31, 2009 the accumulated amortization of lease intangibles was $4,989. During the three months ended March 31, 2009, the Company recognized $697 of amortization expense related to in-place leases and amortized $212 of above-market leases against rental revenue.

The estimated aggregate amortization of lease intangibles for the nine months ended December 31, 2010, and for each of the four succeeding fiscal years and thereafter is as follows for the years ending December 31:

2010 (nine months ended December 31, 2010)	$1,633
2011	1,864
2012	1,610
2013	1,522
2014	1,488
Thereafter	5,504

$13,621

5. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following as of:

	March 31, 2010	December 31, 2009
Deferred financing costs, net of accumulated amortization of $1,595 and $1,220, respectively	$90	$465
Prepaid insurance	686	1,080
Prepaid property taxes	1,098	1,412
Trade name, net of accumulated amortization of $268 and $243, respectively	753	779
Leasing costs, net of accumulated amortization of $357 and $240, respectively	2,962	2,075
Other	219	891

	$5,808	$6,702

Trade name is amortized over a ten year period from the date of acquisition of Sunset Gower.

6. Notes Payable

On May 12, 2008, Sunset Bronson entered into a loan agreement in the amount of $39,000, $37,000 of which was distributed, net of closing costs, to the member in connection with the acquisition of the Sunset Bronson Property, with the remaining $2,000 being held by the lender. The debt bears interest per annum equal to the one-month LIBOR plus 3.65%. The interest rates, inclusive of the spread, at March 31, 2010 and December 31, 2009 were 3.88% and 3.89%, respectively. The weighted average interest rates during the three

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

months ended March 31, 2010 and 2009 were 3.88% and 4.12% (unaudited), respectively. The loan is payable in monthly installments of interest only, with any unpaid interest and principal due at maturity, May 30, 2010. The loan can be extended for three additional periods of 12 months if certain conditions are met including the payment of an Extension Fee (as defined in the loan agreement) of 0.25% of the outstanding principal amount of the loan plus any outstanding undisbursed loan capacity of the loan as of the extension date, having a Loan to Value Ratio (as defined in the loan agreement) of the property that does not exceed 48%, and having a 1.35 to 1.0 Debt Service Coverage Ratio (as defined in the loan agreement). Management is in the process of documenting an extension of this loan with the lender, which it may determine to extend for an initial nine months, through March 1, 2011. The loan is collateralized by substantially all of the assets of Sunset Bronson including an assignment of rents and leases. The outstanding balance of this loan at March 31, 2010 and December 31, 2009 was $37,000.

As a requirement of the Sunset Bronson mortgage loan, Sunset Bronson entered into an interest rate collar agreement with a notional amount of $37,000, which sets the interest rate cap at 3.87% and the floor at 2.55%. The expiration date of the collar is June 1, 2010. Sunset Bronson has not designated the interest rate collar agreement as a hedging instrument for accounting purposes; therefore, the change in the fair value of the derivative instrument is reported in current earnings. The fair market value of the interest rate collar agreement at March 31, 2010 and December 31, 2009, was a $218 liability position and a $425 liability position, respectively, and is included in the accompanying combined balance sheets. The change in fair value of $207 and $18 for the three months ended March 31, 2010 and 2009, respectively, is included in earnings.

On August 14, 2007, SGS entered into a loan agreement with a maximum principal amount of $155,000, related to the acquisition of the Sunset Gower Property. The loan was comprised of (i) an initial advance of $126,400 to partially finance the acquisition of the Sunset Gower Property and (ii) additional advances in a maximum principal amount of $28,600 to fund the development of the Technicolor Building. The debt bore interest per annum at a rate selected by the lender from among the following: the Eurodollar Rate, LIBOR plus 2.75%, the Adjusted Prime Rate, or the prime rate plus 5.00% per annum. The weighted average interest rates during the three months ended March 31, 2010 and 2009 were 3.73% and 4.05%, respectively. The loan was payable in monthly installments of interest only and had an initial maturity date of September 14, 2008.

On May 29, 2008, SGS entered into a loan extension, which required a principal repayment of $23,870 and extended the maturity date to September 14, 2009. In addition, on September 14, 2008, the interest rate spread was increased to the one-month LIBOR plus 3.50%. Management has completed a term sheet with the current lenders to extend the maturity under this loan for an additional year, through March 14, 2011. The extension of the maturity date under that term sheet calls for an initial extension through October 31, 2010, subject to payment of an extension fee equal to 0.25% of the outstanding loan balance. Should the loan be extended beyond October 31, 2010 to March 14, 2011, then, payment of an additional extension fee equal to 0.25% of the outstanding principal balance and repayment of 5.00% of the outstanding principal balance are required. The interest rate for the initial extension period through October 31, 2010 remains one-month LIBOR plus 3.50%. The interest rate for the extension period after October 31, 2010 through March 14, 2011 increases to one-month LIBOR plus 4.50%. As part of these discussions SGS Holdings, LLC has offered to include the 6060 Building as additional collateral under the loan.

As a requirement of the SGS mortgage loan, SGS entered into an interest rate cap agreement, in order to cap the one-month LIBOR rate at 6.00%. As part of the May 2008 loan modification, SGS entered into an

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

interest rate cap agreement in order to cap the one-month LIBOR rate at 4.75%, effective as of September 15, 2008. The notional amount and the terms of the interest rate cap are identical to the principal amount and terms of the mortgage loan. The cost related to the cap was $43 and it expired on September 15, 2009. On May 21, 2009, the Company entered into another interest rate cap agreement effective September 15, 2009 through March 15, 2010 to cap the interest rate during the extension of the loan at 4.75%. The fair market value of the interest rate cap agreement at March 31, 2010 and December 31, 2009 was $0.

Pursuant to the terms of the SGS mortgage loan, the Company is required to maintain certain escrow and reserve accounts. Such balances were included in restricted cash in the accompanying combined balance sheets and were as follows as of:

	March 31, 2010	December 31, 2009
Taxes and insurance reserve *	$686	$392
Repair reserve *	134	133
Replacement reserve *	578	522
Debt service reserve *	431	431
Ground lease reserve *	46	46
Security deposit	1,291	1,139
Deposit Account *	1,758	1,046

	$4,924	$3,709

(*)	Accounts controlled by lender and or its servicing agent.

The following table summarizes the stated debt maturities and scheduled principal repayments at March 31, 2010:

2010	$152,000

7. Leases

In May 2006, the previous owner of Sunset Gower entered into a lease agreement with Technicolor (the “Technicolor Lease”) whereby Technicolor leased a six story office and technical production building that was constructed and completed by the Company in June 2008. The lease term is 12 years and six months commencing as of December 1, 2007, with two consecutive options (exercisable upon eighteen months written notice) to extend the lease five years each at an increased rent based on Fair Market Value, as defined in the Technicolor Lease. The Technicolor Lease contains provisions for scheduled rent abatements and rent increases over the term of the lease. During the three months ended March 31, 2010 and 2009, the Company recognized $1,466 and $1,438, respectively, of rental revenue related to the Technicolor Lease including tenant recoveries. Straight-line rent receivables as of March 31, 2010 and December 31, 2009 included $2,258 and $2,122, respectively of straight-line rent receivable related to the Technicolor lease.

In conjunction with the acquisition of the Sunset Gower Property, SGS assumed a ground lease agreement for a portion of the land with an unrelated party. Commencing September 1, 2007, the monthly rent

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

increased to $15, whereas the monthly rent totaled $14 at the time of acquisition. The rental rate is subject to adjustment in September 2011 and every seven years thereafter. The ground lease terminates March 31, 2060. The total ground lease expense for the three months ended March 31, 2010 and 2009 totaled $45.

At the time of closing of the Sunset Bronson acquisition in 2008, Sunset Bronson entered into a $16,300, five year lease agreement with an affiliate of the seller, KTLA, Inc. (“KTLA”), that was entirely prepaid at closing. At March 31, 2010 and December 31, 2009 the Company had approximately $9,665 and $10,342, respectively, of prepaid rent related to this lease that is included in prepaid rent in the accompanying combined balance sheets. The Company straight-lined such prepaid rent and recognizes the rental revenue on a straight-line basis. The Company recognized $683 and $815 of rental revenue during the three months ended March 31, 2010 and 2009, respectively, related to the KTLA lease. On December 8, 2008, Tribune Company and several of its affiliates, including KTLA, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On June 25, 2009, KTLA assumed its lease for the KTLA Building and cured all outstanding prepetition amounts due and owing to Sunset Bronson. In June 2009, Sunset Bronson executed an extension of the KTLA lease through January 2016 for additional base rent payments that escalate over the extended life of the lease.

With the exception of the Technicolor Lease and the KTLA lease, the other SGS and Sunset Bronson leases are generally short term in nature (less than one year); accordingly, the Company does not straight-line rent related to such leases. City Plaza currently has multiple lease agreements with tenants related to the City Plaza Property.

The Properties are leased to tenants under operating leases with initial term expiration dates ranging from 2010 to 2020. Approximate future combined minimum base rentals (excluding tenant reimbursements for operating expenses) for the Properties at March 31, 2010 are as follows for the years/periods ended December 31:

2010 (nine months ended December 31, 2010)	$6,957
2011	11,556
2012	10,788
2013	10,145
2014	9,793
Thereafter	41,992

$91,231

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

8. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, receivables, payables, and accrued liabilities are reasonable estimates of fair value because of the short-term maturities of these instruments. Fair values for notes payable are estimates based on rates currently prevailing for similar instruments of similar maturities. The estimated fair values of interest-rate collar/cap arrangements were derived from estimated values obtained from the counterparties based on observable market data for similar instruments.

	March 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable	$152,000	$149,417	$152,000	$150,871
Interest rate cap asset	—	—	—	—
Interest rate collar liability	(218)	(218)	(425)	(425)

	$151,782	$149,199	$151,575	$150,446

9. Commitments and Contingencies

Legal

The Company is subject to certain legal proceedings and claims arising in connection with its business. Management believes, based in part upon consultation with legal counsel, that the ultimate resolution of all such claims will not have a material adverse effect on the Company’s combined results of operations, financial position, or cash flows.

Commitments

On December 1, 2008, City Plaza entered into a management agreement (“Agreement”) with a third party (“Manager”) for a nine month period. The term renews automatically for successive six month terms unless terminated by City Plaza or Manager. The Manager earns either the greater of $4 per month or 1.25% of Gross Income, as defined in the Agreement, collected from the City Plaza Property for the preceding month. For the three months ended March 31, 2010, the Company incurred $21 of property management fees of which none was payable at March 31, 2010. The Agreement also provides for a construction management fee to be based upon an incremental scale, as defined in the Agreement. The Company has not incurred any construction management fees to date.

Pursuant to the Purchase and Sale Agreement dated August 11, 2008, City Plaza entered into an agreement pursuant to which it agreed to pay the Seller, as defined in the agreement, of the City Plaza property a Contingent Payment, as defined in the agreement, equal to 25% of net proceeds from any Capital Event, as defined in the agreement, in excess of proceeds necessary to provide an 11% unlevered IRR on the investment amount of $54,000. This obligation continues until either the Seller receives $5,000, a transfer of the property to an unaffiliated third party occurs or a transfer of the membership interest of the Company to an unaffiliated third party occurs. Pursuant to a letter agreement dated March 1, 2010, the Seller has agreed that the transfer of City Plaza in the formation transactions shall terminate the contingent payment obligation without giving rise to any payment.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

Concentrations

All of the Company’s Properties are located in Southern California which exposes the Company to greater economic risks than if it owned a more geographically dispersed portfolio. Further, for the three months ended March 31, 2010, approximately 70% of the Company’s revenues were derived from tenants in the media and entertainment industry which makes the Company particularly susceptible to demand for rental space in such industry. Consequently, the Company is subject to the risks associated with an investment in real estate with a concentration of tenants in those industries. For the three months ended March 31, 2010, Technicolor Lease accounted for approximately 15% of total revenues and the KTLA lease accounted for approximately 10% of total revenues. Another media and entertainment tenant accounted for approximately 9% of total revenues.

10. Related-Party Transactions

The Properties are managed by Hudson Studios Management, LLC (“Hudson Management”), an affiliate of the Company.

Upon acquisition of the Sunset Gower Property, SGS entered into a five year management agreement with Hudson Management to pay a monthly management fee equal to $54 for the first 24 months of the term and $42 for the remaining 36 months. For the three months ended March 31, 2010 and 2009, management fees of $125 and $163, respectively, had been incurred. In addition, Hudson Management is entitled to a construction management fee of $300 plus 5% of the hard costs in association with other future developments. As of March 31, 2010 and December 31, 2009, $300 of construction management fees had been capitalized to construction in progress.

Upon acquisition of the Sunset Bronson Property, Sunset Bronson entered into an agreement with Hudson Management to pay a management fee equal to $33 per month through December 31, 2009 and $25 per month thereafter for the remaining five year term. For the three months ended March 31, 2010 and 2009, $75 and $100, respectively, of management fees had been incurred.

Upon acquisition of the City Plaza Property, City Plaza entered into an agreement with Hudson Management to pay a management fee equal to $10 per month. For the three months ended March 31, 2010 and 2009, the Company paid $30 to Hudson Management.

11. Segment Reporting

The Company’s reporting segments are based on the Company’s method of internal reporting which classifies its operations into two reporting segments: (i) Office Properties, and (ii) Media and Entertainment Properties. The office properties reporting segment includes the City Plaza Property and the Technicolor Building, while the media and entertainment reporting segment includes the Sunset Gower Property (including the 6060 Building), and the Sunset Bronson Property. The Company evaluates performance based upon property net operating income from continuing operations (“NOI”) of the combined properties in each segment. NOI is not a measure of operating results or cash flows from operating activities as measured by GAAP, is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity. All companies may not calculate NOI in the same manner. The Company considers NOI to be an appropriate supplemental measure to net income because it helps both investors and management to understand the core operations of the Company’s properties. The Company defines NOI as operating revenues (including rental revenues, other property related revenue, tenant recoveries and other operating revenues), less property-

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

level operating expenses (which includes management fees and general and administrative expenses). NOI excludes depreciation and amortization, impairments, gain/loss on sale of real estate, interest expense, and other non-operating items.

Summary information for the reportable segments follows for the three months ended March 31, 2010 is as follows:

	Office Properties	Media and Entertainment Properties	Total
Rental revenues	$2,606	$5,285	$7,891
Tenant recoveries	346	233	579
Other property related revenue	54	1,599	1,653
Other operating revenues	14	5	19

Total revenues	3,020	7,122	10,142
Operating expenses	922	4,142	5,064

Net operating income	$2,098	$2,980	$5,078

Summary information for the reportable segments for the three months ended March 31, 2009 is as follows:

	Office Properties	Media and Entertainment Properties	Total
Rental revenues	$1,983	$5,399	$7,382
Tenant recoveries	361	313	674
Other property related revenue	62	1,839	1,901
Other operating revenues	1	24	25

Total revenues	2,407	7,575	9,982
Operating expenses	1,023	4,247	5,270

Net operating income	$1,384	$3,328	$4,712

The following is a reconciliation from NOI to reported net income, the most direct comparable financial measure calculated and presented in accordance with GAAP:

	March 31, 2010	March 31, 2009
Net Operating Income	$5,078	$4,712
Interest income	3	3
Unrealized gain on interest rate collar	207	18
Depreciation and amortization	(2,498)	(2,449)
Interest expense	(2,052)	(2,097)
Other expense	—	(90)

Net income	$738	$97

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Three Months Ended March 31, 2010 and 2009

(Unaudited and in thousands)

There were no intersegment sales or transfers during either of the three month periods ended March 31, 2010 and 2009. The Company’s total assets by segment were as follows as of:

	Office Properties	Media and Entertainment Properties	Total
March 31, 2010	$125,953	$260,601	$386,554

December 31, 2009	$125,105	$259,510	$384,615

12. Subsequent Events

None.

The Company evaluated subsequent events through the date these combined financial statements were issued.

Report of Independent Registered Public Accounting Firm

The Members of Hudson Pacific Properties, Inc. Predecessor

We have audited the accompanying combined balance sheet as of December 31, 2009, of the entities listed in Note 1 (collectively referred to as the “Hudson Pacific Properties, Inc. Predecessor” or the “Company”), and the related combined statements of operations, members’ equity, and cash flows for the year then ended. Our audit also included the financial statement schedule of real estate and accumulated depreciation. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of Hudson Pacific Properties, Inc. Predecessor for the year ended December 31, 2008 and the period from July 31, 2007 (inception) to December 31, 2007, were audited by other auditors whose report dated February 15, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2009, of Hudson Pacific Properties, Inc. Predecessor, and the combined results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Los Angeles, California

April 9, 2010

Report of Independent Registered Public Accounting Firm

To the Members of Hudson Pacific Properties, Inc. Predecessor

We have audited the accompanying combined balance sheet of Hudson Pacific Properties, Inc. Predecessor (referred to as the “Company”), which includes the combined real estate activity and holdings of certain entities as described in Note 1 to the combined financial statements, as of December 31, 2008 and the related combined statements of operations, members’ equity, and cash flows for the year ended December 31, 2008 and the period from July 31, 2007 (inception) to December 31, 2007. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Hudson Pacific Properties, Inc. Predecessor as of December 31, 2008 and the combined results of its operations and its cash flows for the year ended December 31, 2008 and the period from July 31, 2007 (inception) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ MCGLADREY & PULLEN, LLP

Chicago, Illinois

February 15, 2010

Hudson Pacific Properties, Inc. Predecessor

Combined Balance Sheets

As of December 31, 2009 and 2008

(In thousands)

	December 31, 2009	December 31, 2008
ASSETS
Investment in real estate, net	$353,505	$353,024
Cash and cash equivalents	2,256	4,955
Restricted cash	3,709	4,605
Accounts receivable, net of allowance of $308 and $186	1,273	1,228
Straight-line rent receivables	2,935	1,579
Lease intangibles, net	14,235	17,250
Prepaid expenses and other assets	6,702	4,061

TOTAL ASSETS	$384,615	$386,702

LIABILITIES AND EQUITY
Notes payable	$152,000	$152,000
Accounts payable and accrued liabilities	4,207	8,679
Security deposits	2,035	1,816
Prepaid rent	11,019	13,975
Interest rate collar liability	425	835

TOTAL LIABILITIES	169,686	177,305

Commitments and contingencies

Members’ equity	214,929	209,397

	$384,615	$386,702

See accompanying notes.

Hudson Pacific Properties, Inc. Predecessor

Combined Statements of Operations

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

	2009	2008	2007
REVENUES
Rental	$28,970	$25,866	$4,215
Tenant recoveries	2,870	2,293	58
Other property related revenue	7,419	7,296	2,683
Other	78	133	7

	39,337	35,588	6,963

OPERATING EXPENSES
Property operating expenses	17,691	15,651	2,710
Other property related expense	1,397	1,689	1,337
General and administrative	1,049	1,023	363
Management fees	1,169	1,073	255
Depreciation and amortization	9,980	6,599	741

	31,286	26,035	5,406

Income from operations	8,051	9,553	1,557

OTHER EXPENSE (INCOME)
Interest expense	8,352	10,244	3,860
Interest income	(17)	(45)	(43)
Unrealized (gain) loss of interest rate collar	(410)	835	—
Loss on sale of lot	—	208	—
Other	95	21	—

	8,020	11,263	3,817

Net income (loss)	$31	$(1,710)	$(2,260)

See accompanying notes.

Hudson Pacific Properties, Inc. Predecessor

Combined Statements of Members’ Equity

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

	HFOP City Plaza, LLC	Sunset Bronson Entertainment Properties, LLC	SGS Realty II, LLC	Total
Balance July 31, 2007 (inception)	$—	$—	$—	$—
Contributions	—	—	65,461	65,461
Net loss	—	—	(2,260)	(2,260)

Balance December 31, 2007	$—	$—	$63,201	$63,201
Contributions	54,600	110,873	29,610	195,083
Distributions	—	(47,177)	—	(47,177)
Net (loss) income	(791)	633	(1,552)	(1,710)

Balance December 31, 2008	$53,809	$64,329	$91,259	$209,397
Contributions	—	711	5,790	6,501
Distributions	—	—	(1,000)	(1,000)
Net (loss) income	(1,015)	(663)	1,709	31

Balance December 31, 2009	$52,794	$64,377	$97,758	$214,929

See accompanying notes.

Hudson Pacific Properties, Inc. Predecessor

Combined Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$31	$(1,710)	$(2,260)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	9,980	6,599	741
Amortization of deferred financing costs	1,461	2,267	830
Amortization of above-market lease intangibles	672	366	—
Straight-line rent receivables	(1,356)	(1,579)	—
Bad debt expense	191	214	—
Unrealized gain on interest rate collar	(410)	835	—
Other non-cash losses	77	—	—
Loss on sale of assets	33	—	—
Loss on sale of lot	—	208	—
Changes in operating assets and liabilities:
Restricted cash	896	824	(8,062)
Accounts receivable	(236)	(595)	(846)
Prepaid expenses and other assets	(3,911)	(845)	(844)
Accounts payable and accrued liabilities	(4,779)	(1,402)	4,390
Security deposits	219	675	1,141
Prepaid rent	(2,956)	13,975	—

Net cash (used in) provided by operating activities	(88)	19,832	(4,910)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to investment property	(7,567)	(192,460)	(192,321)
Proceeds from sale of equipment	30	—	—
Proceeds from sale of lot	—	11,404	—
Restricted cash	—	2,632	—

Net cash used in investing activities	(7,537)	(178,424)	(192,321)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	—	41,594	134,280
Payments of notes payable	—	(23,875)	—
Contributions by members	6,501	195,083	65,461
Distributions to members	(1,000)	(47,177)	—
Payment of loan costs	(575)	(2,174)	(2,414)

Net cash provided by financing activities	4,926	163,451	197,327

Net (decrease) increase in cash and cash equivalents	(2,699)	4,859	96

Cash and cash equivalents—beginning of period	4,955	96	—

Cash and cash equivalents—end of period	$2,256	$4,955	$96

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$6,456	$8,078	$2,486

Supplemental schedule of non-cash investing and financing activities
Accounts payable and accrued liabilities for property under development	$307	$5,692	$—

See accompanying notes.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

1. Organization

The Hudson Pacific Properties, Inc. Predecessor, which is not a legal entity, is comprised of the real estate activity and holdings of SGS Realty II, LLC, Sunset Bronson Entertainment Properties, LLC and HFOP City Plaza, LLC (collectively referred to as the “Company”). The Company is engaged in the business of acquiring, owning, and developing real estate, consisting primarily of office and media and entertainment properties located in Southern California as described below in more detail. The Company is the predecessor of Hudson Pacific Properties, Inc. (the “REIT”), which is expected to complete an initial public offering (the “IPO”) of the common stock of the REIT in 2010. In connection with the IPO, the Company will engage in formation transactions that are designed to consolidate its asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into Hudson Pacific Properties, L.P., the operating partnership formed by and managed by the REIT; consolidate the ownership of our portfolio of office and media and entertainment properties, together with certain other real estate assets, under the operating partnership; facilitate the IPO; and allow the REIT to qualify as a real estate investment trust for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2010. Below is a background summary of each of the three entities comprising the Company.

SGS Realty II, LLC (“SGS II”), a Delaware limited liability company was formed on August 2, 2007. SGS II is the sole member of SGS Realty I, LLC, a Delaware limited liability company, which is the sole member of SGS Holdings, LLC (“SGS”), a Delaware limited liability company. SGS was formed on July 31, 2007 to acquire and operate the media and entertainment campus known as Sunset Gower Studios located in Los Angeles, California consisting of soundstages, office space, support space and storage space (“Sunset Gower”) and to acquire and develop an adjacent parcel of land into an office building leased to Technicolor Creative Services USA, Inc. (“Technicolor Building”), the development of which was completed on June 1, 2008. Sunset Gower and the Technicolor Building were purchased on August 17, 2007 for $177,800 (including closing costs, and net of an allowance to complete the redevelopment of the Technicolor Building). SGS is obligated to pay $9,350 in tenant improvements to Technicolor, of which $8,215 had been incurred as of December 31, 2009. SGS II acquired a vacant media and entertainment office building on October 5, 2007 (the “6060 Building,” and together with Sunset Gower, the “Sunset Gower Property”) for approximately $2,901. The 6060 Building has been under major renovation and redevelopment since its acquisition in October 2007. Pursuant to SGS’s limited liability company agreement, profits, losses and distributions are to be allocated entirely to its sole member.

Sunset Bronson Entertainment Properties, LLC (“Sunset Bronson”), a Delaware limited liability company, was formed on March 10, 2008 by Sunset Studios Holdings, LLC, its sole member, to acquire and operate the media and entertainment campus known as Sunset Bronson Studios (formerly, Tribune Studios), located in Los Angeles, California, consisting of soundstages, office space, support space and storage space (the “Sunset Bronson Property”). The Sunset Bronson Property was acquired for $125,000 on January 30, 2008 by Sunset Studios Holdings, LLC and contributed to Sunset Bronson upon its formation. Pursuant to Sunset Bronson’s limited liability company agreement, profits, losses and distributions are to be allocated entirely to its sole member.

HFOP City Plaza, LLC (“City Plaza”), a Delaware limited liability company, was formed on August 26, 2008 by HFOP Associates, LLC (“City Plaza Parent”), its sole member, to acquire and operate the office building known as the City Plaza property located in Orange, California (the “City Plaza Property”). On

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

August 26, 2008, City Plaza Parent acquired the mortgage on the City Plaza Property from an unrelated third party lender for $69,250 and received a $1,250 loan paydown from the original borrower along with a transfer of $14,696 of existing loan reserves, resulting in a net purchase price for the loan of $53,304 plus closing costs. In a simultaneous transaction, City Plaza acquired the City Plaza Property from the fee owner, subject to the mortgage held by its sole member, City Plaza Parent. Pursuant to City Plaza’s limited liability company agreement, profits, losses, and distributions are to be allocated entirely to its sole member.

As of December 31, 2009 and 2008 the Company’s real estate portfolio was comprised of the Sunset Gower Property, Technicolor Building, the Sunset Bronson Property and the City Plaza Property (collectively referred to as the “Properties” for purposes of those periods). As of December 31, 2007, the Company’s real estate was comprised of the Sunset Gower Property (referred to as the “Properties” for purposes of that period).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements of the Hudson Pacific Properties, Inc. Predecessor are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The effect of all significant intercompany balances and transactions has been eliminated. The real estate entities included in the accompanying combined financial statements have been combined on the basis that, for the periods presented, such entities were under common control, common management, and common ownership.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Investment in Real Estate Properties

The Properties are carried at cost less accumulated depreciation and amortization. The Company allocates the cost of an acquisition, including the assumption of liabilities, to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with GAAP. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

The Company records acquired “above and below” market leases at fair value using discount rates which reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended term for any leases with below market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

leases. In estimating carrying costs, the Company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related costs.

The Company capitalizes direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a real estate project. Construction and development costs are capitalized while substantial activities are ongoing to prepare an asset for its intended use. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year after cessation of major construction activity. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as incurred.

The Company computes depreciation using the straight-line method over the estimated useful lives of a range of 39 years for building and improvements, 15 years for land improvements, 5 or 7 years for furniture and fixtures and equipment, and over the life of the lease for tenant improvements. Depreciation is discontinued when a property is identified as held for sale. Above- and below-market lease intangibles are amortized primarily to revenue over the remaining non-cancellable lease terms and bargain renewal periods, if any. Other in-place lease intangibles are amortized to expense over the remaining non-cancellable lease term and bargain renewal periods, if any.

Impairment of Long-Lived Assets

The Company assesses the carrying value of real estate assets and related intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value of the properties. Properties held for sale are recorded at the lower of cost or estimated fair value less cost to sell. The Company did not record any impairment charges related to its real estate assets and related intangibles during the years ended December 31, 2009 and 2008, nor during the period from July 31, 2007 (inception) to December 31, 2007.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus all short-term investments with a maturity of three months or less when purchased.

The Company maintains some of its cash in bank deposit accounts which, at times, may exceed the federally insured limit. No losses have been experienced related to such accounts.

Restricted Cash

Restricted cash consists of amounts held by lenders to provide for future real estate taxes and insurance expenditures, repairs and capital improvements reserves, general and other reserves and security deposits.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are comprised of amounts due for monthly rents and other charges. The Company maintains an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. The Company monitors the liquidity and creditworthiness of its tenants and operators on an ongoing basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, the Company’s assessment is based on amounts estimated to be recoverable over the term of the lease. At December 31, 2009 and 2008, management believes that the collectability of straight-line rent balances are reasonably assured; accordingly, no allowance was established against straight-line rent receivables. The Company evaluates the collectability of accounts receivable based on a combination of factors. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company’s historical collection experience. The Company recognizes an allowance for doubtful accounts based on the length of time the receivables are past due, the current business environment and the Company’s historical experience. Historical experience has been within management’s expectations.

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. For assets acquired subject to leases, the Company recognizes revenue upon acquisition of the asset, provided the tenant has taken possession or controls the physical use of the leased asset. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Certain leases provide for additional rents contingent upon a percentage of the tenant’s revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds. Such revenue is recognized only after the contingency has been removed (when the related thresholds are achieved), which may result in the recognition of rental revenue in periods subsequent to when such payments are received.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

Other property related revenue is revenue that is derived from the tenants’ use of lighting, equipment rental, parking, power, HVAC and telecommunications (phone and internet). Other property related revenue is recognized when these items are provided.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

The Company recognizes gains on sales of properties upon the closing of the transaction with the purchaser. Gains on properties sold are recognized using the full accrual method when (i) the collectability of the sales price is reasonably assured, (ii) the Company is not obligated to perform significant activities after the sale, (iii) the initial investment from the buyer is sufficient and (iv) other profit recognition criteria have been satisfied. Gains on sales of properties may be deferred in whole or in part until the requirements for gain recognition have been met.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the respective loan on the straight-line method which approximates the effective interest method.

Derivative Financial Instruments

The Company manages interest rate risk associated with borrowings by entering into interest rate derivative contracts. The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value and the changes in fair value are reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income, which is a component of equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The Company held one interest rate collar instrument and one interest rate cap instrument at December 31, 2009 and 2008. The Company did not use hedge accounting for these instruments.

Income Taxes

The Company’s taxable income is reportable by its members. The entities comprising the Company are limited liability companies and are treated as pass-through entities for income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying combined financial statements. The Company is subject to the statutory requirements of the state in which it conducts business.

Fair Value of Assets and Liabilities

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

In August 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820), Measuring Liabilities at Fair Value. This update provides amendments to the Accounting Standard Codification (“ASC”) for the fair value measurement of liabilities. In circumstances in which a quoted price in an active market for the identical liability is not available, the reporting entity is required to measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets, or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. These amendments to the ASC are effective upon issuance and did not have a significant impact on the combined financial statements of the Company.

The Company’s interest rate collar and interest rate cap agreements are classified as Level 2 and their fair value is derived from estimated values obtained from the counterparties based on observable market data for similar instruments.

Unrealized gain associated with Level 2 liabilities was $410 for the year ended December 31, 2009. Unrealized loss associated with Level 2 liabilities was $835 for the year ended December 31, 2008.

Recent Accounting Pronouncements

In April 2009, the FASB issued additional disclosure provisions of ASC 825-10, Financial Instruments — Overall (previously Statement of Financial Accounting Standards (“SFAS”) 161) (“ASC 825-10”). ASC 825-10 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual financial statements. ASC 825-10 is effective for interim periods and fiscal years ending after June 15, 2009. Prior period presentation is not required for comparative purposes at initial adoption. The adoption of ASC 825-10 on June 30, 2009 did not have a material impact on the Company’s combined financial position or results of operations.

In May 2009, the FASB issued ASC 855, Subsequent Events (previously SFAS 165) (“ASC 855”). ASC 855 provides general guidelines to account for the disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. These guidelines are consistent with current accounting requirements, but clarify the period, circumstances, and disclosures for properly identifying and accounting for subsequent events. ASC 855 is effective for interim periods and fiscal years ending after June 15, 2009. The adoption of ASC 855 on June 30, 2009 did not have a material impact on the Company’s combined financial position or results of operations.

In June 2009, the FASB Accounting Standards Codification (the “Codification”) was issued in the form of ASC 105, Generally Accepted Accounting Principles (previously SFAS 168) (“ASC 105”). Upon issuance, the Codification became the single source of authoritative, nongovernmental GAAP. The Codification reorganized GAAP pronouncements into accounting topics, which are displayed using a single structure. Certain Securities

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

and Exchange Commission (“SEC”) guidance is also included in the Codification and will follow a similar topical structure in separate SEC sections. ASC 105 is effective for interim periods and fiscal years ending after September 15, 2009. The adoption of the Codification on September 30, 2009 did not have a material impact on the Company’s combined financial position or results of operations.

3. Investment in Real Estate

Investment in real estate consisted of the following as of:

	December 31, 2009	December 31, 2008
Land	$174,984	$174,984
Land improvements	9,660	9,596
Building and improvements	155,434	153,453
Tenant improvements	12,039	1,804
Furniture and fixtures	11,052	10,304
Less: accumulated deprecation	(12,909)	(5,592)

	350,260	344,549
Property under development	3,245	8,475

	$353,505	$353,024

	Year ended December 31, 2009	Year ended December 31, 2008	Period from July 31, 2007 (inception) to December 31, 2007
Investment in real estate
Beginning balance	$358,616	$180,094	$—
Acquisitions	—	170,702	168,496
Improvements, capitalized costs	7,874	19,432	11,598
Cost of property sold	(76)	(11,612)	—

Ending balance	$366,414	$358,616	$180,094

Accumulated Depreciation
Beginning balance	$(5,592)	$(741)	$—
Additions	(7,330)	(4,851)	(741)
Deletions	13	—	—

Ending balance	$(12,909)	$(5,592)	$(741)

SGS capitalized interest cost relating to the development of the Technicolor Building in the amounts of $0, $1,054 and $1,075 for the years ended December 31, 2009 and 2008, and the period from July 31, 2007 (inception) to December 31, 2007, respectively. SGS capitalized real estate taxes relating to the development of the Technicolor Building in the amounts of $0, $401 and $195 for the years ended December 31, 2009 and 2008, and the period from July 31, 2007 (inception) to December 31, 2007, respectively.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Date of acquisition	SGS August 17, 2007	6060 Building October 5, 2007	Sunset Bronson January 30, 2008	City Plaza August 26, 2008
Land	$80,248	$2,100	$89,309	$14,939
Land improvements	1,485	—	1,350	305
Building and improvements	81,988	—	23,536	32,844
Property under development	—	815	—	—
Tenant improvements	—	—	487	931
Furniture and fixtures	1,860	—	7,001	—
Above market leases	1,815	—	—	1,296
In-place leases	9,391	—	3,541	3,181
Trade name	1,021	—	—	—

Net assets acquired	$177,808	$2,915	$125,224	$53,496

The table below shows the pro forma financial information (unaudited) for the year ended December 31, 2008 for the Predecessor as if the City Plaza Property and Sunset Bronson Property had been acquired as of January 1, 2008. The Technicolor Building was completed and placed into service on June 1, 2008 and only had a partial year of operating in 2008.

	Predecessor (Actual)	Predecessor (Pro forma)
Total revenues	$35,588	$39,240
Operating expenses	(28,302)	(33,123)
Interest expense	(7,977)	(8,115)

Net loss	$(691)	$(1,998)

The table below shows the pro forma financial information (unaudited) for the year ended December 31, 2007 for the Predecessor, as if the Sunset Gower Property had been acquired as of January 1, 2007.

	Predecessor (Actual)	Predecessor (Pro forma)
Total revenues	$6,963	$18,551
Operating expenses	(6,236)	(16,614)
Interest expense	(3,030)	(8,073)

Net loss	$(2,303)	$(6,136)

On March 25, 2008, Sunset Bronson sold to an unrelated third party a 37,351 square foot (unaudited) vacant lot with approximately 56,026 square feet of FAR (unaudited) for a sale price of $12,000 (unaudited), which resulted in a loss of $208.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

4. Lease Intangibles

At December 31, 2009 and 2008 gross lease intangibles were comprised of $3,111 of above market tenant lease intangibles and $16,113 of in-place lease intangibles. At December 31, 2009 and 2008 the accumulated amortization of lease intangibles was $4,989 and $1,974, respectively. During the years ended December 31, 2009 and 2008, and during the period from July 31, 2007 (inception) to December 31, 2007, the Company recognized $2,344, $1,609 and $0, respectively, of amortization expense related to in-place leases and amortized $672, $366, and $0, respectively, of above-market leases against rental revenue. The weighted-average amortization period for lease intangibles is 4.35 years.

As of December 31, 2009 the estimated aggregate amortization of lease intangibles for each of the next five years and thereafter:

2010	$2,247
2011	1,864
2012	1,610
2013	1,522
2014	1,488
Thereafter	5,504

$14,235

5. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following as of:

	December 31, 2009	December 31, 2008
Deferred financing costs, net of accumulated amortization of $1,220 and $2,986, respectively	$465	$1,501
Prepaid insurance	1,080	1,090
Prepaid property taxes	1,412	—
Trade name, net of accumulated amortization of $243 and $140, respectively	779	881
Leasing costs, net of accumulated amortization of $240 and $9, respectively	2,075	300
Other	891	289

	$6,702	$4,061

Trade name is amortized over a ten year period from the date of acquisition of Sunset Gower.

6. Notes Payable

On May 12, 2008, Sunset Bronson entered into a loan agreement in the amount of $39,000, $37,000 of which was distributed, net of closing costs, to the member in connection with the acquisition of the Sunset Bronson Property, with the remaining $2,000 being held by the lender. The debt bears interest per annum equal

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

to the one-month LIBOR plus 3.65%. The interest rates, inclusive of the spread, at December 31, 2009 and 2008 were 3.89% and 5.55%, respectively. The weighted average interest rates during the years ended December 31, 2009 and 2008 were 4.00% and 6.28%, respectively. The loan is payable in monthly installments of interest only, with any unpaid interest and principal due at maturity, May 30, 2010. The loan can be extended for three additional periods of 12 months if certain conditions are met including the payment of an Extension Fee (as defined in the loan agreement) of 0.25% of the outstanding principal amount of the loan plus any outstanding undisbursed loan capacity of the loan as of the extension date, having a Loan to Value Ratio (as defined in the loan agreement) of the property that does not exceed 48%, and having a 1.35 to 1.0 Debt Service Coverage Ratio (as defined in the loan agreement). Management believes it will meet the loan extension conditions to extend this loan. The loan is collateralized by substantially all of the assets of Sunset Bronson including an assignment of rents and leases. The outstanding balance of this loan at December 31, 2009 and 2008 was $37,000.

As a requirement of the Sunset Bronson mortgage loan, Sunset Bronson entered into an interest rate collar agreement with a notional amount of $37,000, which sets the interest rate cap at 3.87% and the floor at 2.55%. The expiration date of the collar is June 1, 2010. Sunset Bronson has not designated the interest rate collar agreement as a hedging instrument for accounting purposes; therefore, the change in the fair value of the derivative instrument is reported in current earnings. The fair market value of the interest rate collar agreement at December 31, 2009 and 2008, was a $425 liability position and a $835 liability position, respectively, and is included in the accompanying combined balance sheets. The change in fair value of $410 and $835 for the years ended December 31, 2009 and 2008, respectively, is included in earnings.

On August 14, 2007, SGS entered into a loan agreement with a maximum principal amount of $155,000, related to the acquisition of the Sunset Gower Property. The loan was comprised of (i) an initial advance of $126,400 to partially finance the acquisition of the Sunset Gower Property and (ii) additional advances in a maximum principal amount of $28,600 to fund the development of the Technicolor Building. The debt bore interest per annum at a rate selected by the lender from among the following: the Eurodollar Rate, LIBOR plus 2.75%, the Adjusted Prime Rate, or the prime rate plus 5.00% per annum. The weighted average interest rates during the years ended December 31, 2009 and 2008 were 3.87% and 5.84%, respectively. The loan was payable in monthly installments of interest only and had an initial maturity date of September 14, 2008.

On May 29, 2008, SGS entered into a loan extension, which required a principal repayment of $23,870 and extended the maturity date to September 14, 2009. In addition, on September 14, 2008, the interest rate spread was increased to the one-month LIBOR plus 3.50%. SGS exercised the option to extend such loan until March 14, 2010. The loan is collateralized by substantially all of the assets of SGS including an assignment of rents and leases. The outstanding balance of the SGS loan as of December 31, 2009 and December 31, 2008 was $115,000 and $115,000, respectively. Management has completed a term sheet with the current lenders to extend the maturity under this loan for an additional year, through March 14, 2011. The extension of the maturity date under that term sheet calls for an initial extension through October 31, 2010, subject to payment of an extension fee equal to 0.25% of the outstanding loan balance. Should the loan be extended beyond October 31, 2010 to March 14, 2011, then, payment of an additional extension fee equal to 0.25% of the outstanding principal balance and repayment of 5.00% of the outstanding principal balance are required. The interest rate for the initial extension period through October 31, 2010 remains one-month LIBOR plus 3.50%. The interest rate for the extension period after October 31, 2010 through March 14, 2011 increases to one-month LIBOR plus 4.50%. As part of these discussions SGS Holdings, LLC has offered to include the 6060 Building as additional collateral under the loan.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

As a requirement of the SGS mortgage loan, SGS entered into an interest rate cap agreement, in order to cap the one-month LIBOR rate at 6.00%. As part of the May 2008 loan modification, SGS entered into an interest rate cap agreement in order to cap the one-month LIBOR rate at 4.75%, effective as of September 15, 2008. The notional amount and the terms of the interest rate cap are identical to the principal amount and terms of the mortgage loan. The cost related to the cap was $43 and it expired on September 15, 2009. On May 21, 2009, the Company entered into another interest rate cap agreement effective September 15, 2009 through March 15, 2010 to cap the interest rate during the extension of the loan at 4.75%. The fair market value of the interest rate cap agreement at December 31, 2009 and 2008 was $0 and $0, respectively. The change in fair value of $20 and $9 for the years ended December 31, 2009 and 2008, respectively, is included in interest expense in the accompanying combined statements of operations. In connection with the extension of the maturity date discussed above, the Company expects to enter into an interest rate cap agreement to cap the interest rate during the extension period of the loan at 4.75%.

Pursuant to the terms of the SGS mortgage loan, the Company is required to maintain certain escrow and reserve accounts. Such balances were included in restricted cash in the accompanying combined balance sheets and were as follows as of:

	December 31, 2009	December 31, 2008
Taxes and insurance reserve *	$392	$922
Repair reserve *	133	133
Replacement reserve *	522	298
Debt service reserve *	431	479
Ground lease reserve *	46	46
General Reserve *	—	1
Security deposit	1,139	1,094
Deposit Account *	1,046	1,292

	$3,709	$4,265	(1)

(*)	Accounts controlled by lender and or its servicing agent.
(1)	In addition to these reserves and accounts, HFOP City Plaza, LLC was also holding $340 of security deposits.

The following table summarizes the stated debt maturities and scheduled principal repayments at December 31, 2009:

2010	$152,000

$152,000

7. Leases

In May 2006, the previous owner of Sunset Gower entered into a lease agreement with Technicolor (the “Technicolor Lease”) whereby Technicolor leased a six story office and technical production building that was constructed and completed by the Company in June 2008. The lease term is 12 years and six months commencing as of December 1, 2007, with two consecutive options (exercisable upon eighteen months written notice) to extend the lease five years each at an increased rent based on Fair Market Value, as defined in the

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

Technicolor Lease. The Technicolor Lease contains provisions for scheduled rent abatements and rent increases over the term of the lease. During the years ended December 31, 2009 and 2008, the Company recognized $5,813 and $2,617, respectively, of revenue related to the Technicolor Lease, including tenant recoveries. Straight-line rent receivables as of December 31, 2009 and 2008 included $2,122 and $1,353, respectively of straight-line rent receivable related to the Technicolor lease.

In conjunction with the acquisition of the Sunset Gower Property, SGS assumed a ground lease agreement for a portion of the land with an unrelated party. Commencing September 1, 2007, the monthly rent increased to $15, whereas the monthly rent totaled $14 at the time of acquisition. The rental rate is subject to adjustment in February 2011 and every seven years thereafter. The ground lease terminates March 31, 2060. The total ground lease expense for the years ended December 31, 2009 and 2008 totaled $181.

At the time of closing of the Sunset Bronson acquisition in 2008, Sunset Bronson entered into a $16,300, five year lease agreement with an affiliate of the seller, KTLA, Inc. (“KTLA”), that was entirely prepaid at closing. At December 31, 2009 and 2008 the Company had approximately $10,342 and $13,294, respectively, of prepaid rent related to this lease that is included in prepaid rent in the accompanying combined balance sheets. The Company straight-lined such prepaid rent and recognizes the rental revenue on a straight-line basis. The Company recognized $2,952 and $3,000 of rental revenue during the years ended December 31, 2009 and 2008, respectively related to the KTLA lease. On December 8, 2008, Tribune Company and several of its affiliates, including KTLA, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On June 25, 2009, KTLA assumed its lease for the KTLA Building and cured all outstanding prepetition amounts due and owing to Sunset Bronson. In June 2009, Sunset Bronson executed an extension of the KTLA lease through January 2016 for additional base rent payments that escalate over the extended life of the lease.

With the exception of the Technicolor Lease and the KTLA lease, the other SGS and Sunset Bronson leases are generally short term in nature (less than one year); accordingly, the Company does not straight-line rent related to such leases. City Plaza currently has multiple lease agreements with tenants related to the City Plaza Property.

The Properties are leased to tenants under operating leases with initial term expiration dates ranging from 2010 to 2020. As of December 31, 2009, the minimum future cash rents receivable (excluding tenant reimbursements for operating expenses) under noncancelable operating leases for the Properties in each of the next five years and thereafter are as follows:

2010	$9,401
2011	11,472
2012	10,695
2013	10,056
2014	9,718
Thereafter	41,949

$93,291

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

8. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, receivables, payables, and accrued liabilities are reasonable estimates of fair value because of the short-term maturities of these instruments. Fair values for notes payable are estimates based on rates currently prevailing for similar instruments of similar maturities. The estimated fair values of interest-rate collar/cap arrangements were derived from estimated values obtained from the counterparties based on observable market data for similar instruments.

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable	$152,000	$150,871	$152,000	$147,162
Interest rate cap asset	—	—	—	—
Interest rate collar liability	(425)	(425)	(835)	(835)

	$151,575	$150,446	$151,165	$146,327

9. Commitments and Contingencies

Legal

The Company is subject to certain legal proceedings and claims arising in connection with its business. Management believes, based in part upon consultation with legal counsel, that the ultimate resolution of all such claims will not have a material adverse effect on the Company’s combined results of operations, financial position, or cash flows.

Commitments

On December 1, 2008, City Plaza entered into a management agreement (“Agreement”) with a third party (“Manager”) for a one year period. The term shall renew automatically for successive six month terms unless terminated by City Plaza or Manager. The Manager earns either the greater of $4 per month or 1.25% of Gross Income, as defined in the Agreement, collected from the City Plaza Property for the preceding month. For the year ended December 31, 2009, the Company incurred $58 of property management fees of which none was payable at December 31, 2009. The Agreement also provides for a construction management fee to be based upon an incremental scale, as defined in the Agreement. The Company has not incurred any construction management fees to date.

Pursuant to the Purchase and Sale Agreement dated August 11, 2008, City Plaza entered into an agreement pursuant to which it agreed to pay the Seller, as defined in the agreement, of the City Plaza property a Contingent Payment, as defined in the agreement, equal to 25% of net proceeds from any Capital Event, as defined in the agreement, in excess of proceeds necessary to provide an 11% unlevered IRR on the investment amount of $54,000. This obligation continues until either the Seller receives $5,000, a transfer of the property to an unaffiliated third party occurs or a transfer of the membership interest of the Company to an unaffiliated third party occurs. Pursuant to a letter agreement dated March 1, 2010, the Seller has agreed that the transfer of City Plaza in the formation transactions shall terminate the Contingent Payment obligation without giving rise to any payment.

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

Concentrations

All of the Company’s Properties are located in Southern California which exposes the Company to greater economic risks than if it owned a more geographically dispersed portfolio. Further, for the year ended December 31, 2009, approximately 75% of the Company’s revenues were derived from tenants in the media and entertainment industry which makes the Company particularly susceptible to demand for rental space in such industry. Consequently, the Company is subject to the risks associated with an investment in real estate with a concentration of tenants in that industry. For the year ended December 31, 2009, Technicolor Lease accounted for approximately 15% of total revenues and the KTLA lease accounted for approximately 11% of total revenues. Another media and entertainment tenant accounted for approximately 11% of total revenues.

10. Related-Party Transactions

The Properties are managed by Hudson Studios Management, LLC (“Hudson Management”), an affiliate of the Company.

Upon acquisition of the Sunset Gower Property, SGS entered into a five year management agreement with Hudson Management to pay a monthly management fee equal to $54 for the first 24 months of the term and $42 for the remaining 36 months. For the years ended December 31, 2009 and 2008, and during the period from July 31, 2007 (inception) to December 31, 2007, management fees of $591, $650 and $255, respectively, had been incurred. In addition, Hudson Management is entitled to a construction management fee of $300 plus 5% of the hard costs in association with other future developments. As of December 31, 2009 and 2008, $300 of construction management fees had been capitalized to construction in progress.

Upon acquisition of the Sunset Bronson Property, Sunset Bronson entered into an agreement with Hudson Management to pay a management fee equal to $33 per month through December 31, 2009 and $25 per month thereafter for the remaining five year term. For the years ended December 31, 2009 and 2008, $400 and $367, respectively, of management fees had been incurred.

Upon acquisition of the City Plaza Property, City Plaza entered into an agreement with Hudson Management to pay a management fee equal to $10 per month. For the years ended December 31, 2009 and 2008, the Company paid $120 and $40, respectively, to Hudson Management.

11. Segment Reporting

The Company’s reporting segments are based on the Company’s method of internal reporting which classifies its operations into two reporting segments: (i) Office Properties, and (ii) Media and Entertainment Properties. The office properties reporting segment includes the City Plaza Property and the Technicolor Building, while the media and entertainment reporting segment includes the Sunset Gower Property (including the 6060 Building), and the Sunset Bronson Property. The Company evaluates performance based upon property net operating income from continuing operations (“NOI”) of the combined properties in each segment. NOI is not a measure of operating results or cash flows from operating activities as measured by GAAP, is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity. All companies may not calculate NOI in the same manner. The Company considers NOI to be an appropriate supplemental measure to net income because it helps both investors and management to understand the core operations of the Company’s properties. The Company defines NOI as operating revenues (including

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

rental revenues, other property related revenue, tenant recoveries and other operating revenues), less property-level operating expenses (which includes management fees and general and administrative expenses). NOI excludes depreciation and amortization, impairments, gain/loss on sale of real estate, interest expense, and other non-operating items.

Summary information for the reportable segments follows for the year ended December 31, 2009 is as follows:

	Office Properties	Media and Entertainment Properties	Total
Rental revenues	$9,061	$19,909	$28,970
Tenant recoveries	1,407	1,463	2,870
Other property related revenue	226	7,193	7,419
Other operating revenues	18	60	78

Total revenues	10,712	28,625	39,337
Operating expenses	4,496	16,810	21,306

Net operating income	$6,216	$11,815	$18,031

Summary information for the reportable segments for the year ended December 31, 2008 is as follows:

	Office Properties	Media and Entertainment Properties	Total
Rental revenues	$3,791	$22,075	$25,866
Tenant recoveries	728	1,565	2,293
Other property related revenue	58	7,238	7,296
Other operating revenues	41	92	133

Total revenues	4,618	30,970	35,588
Operating expenses	1,805	17,631	19,436

Net operating income	$2,813	$13,339	$16,152

Summary information for the reportable segments follows for the period July 31, 2007 (inception) to December 31, 2007 is as follows:

	Office Properties	Media and Entertainment Properties	Total
Rental revenues	$—	$4,215	$4,215
Tenant recoveries	—	58	58
Other property related revenue	—	2,683	2,683
Other operating revenues	—	7	7

Total revenues	—	6,963	6,963
Operating expenses	—	4,665	4,665

Net operating income	$—	$2,298	$2,298

Hudson Pacific Properties, Inc. Predecessor

Notes to Combined Financial Statements

For the Years Ended December 31, 2009 and 2008, and the

Period from July 31, 2007 (Inception) to December 31, 2007

(In thousands)

The following is a reconciliation from NOI to reported net income, the most direct comparable financial measure calculated and presented in accordance with GAAP:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Period July 31, 2007 (inception) to December 31, 2007
Net operating income	$18,031	$16,152	$2,298
Interest income	17	45	43
Unrealized gain (loss) on interest rate collar	410	(835)	—
Depreciation and amortization	(9,980)	(6,599)	(741)
Interest expense	(8,352)	(10,244)	(3,860)
Other expense	(95)	(21)	—
Loss on sale of real estate	—	(208)	—

Net income (loss)	$31	$(1,710)	$(2,260)

There were no intersegment sales or transfers during the years ended December 31, 2009 and 2008, and the period from July 31, 2007 (inception) to December 31, 2007.

The Company’s total assets by segment were as follows as of:

	Office Properties	Media and Entertainment Properties	Total
December 31, 2009	$125,105	$259,510	$384,615

December 31, 2008	$124,454	$262,248	$386,702

12. Subsequent Events

None.

The Company evaluated subsequent events through the date these combined financial statements were issued.

Schedule III

Consolidated Real Estate and Accumulated Depreciation

(Amounts in thousands)

			Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Carrying Amount at December 31, 2009			Accumulated Depreciation at December 31, 2009	Year Built/ Renovated	Year Acquired
Property Name	Encumbrances at December 31, 2009		Land	Building & Improvements	Improvements	Carrying Costs	Land	Building & Improvements	Total
Office
City Plaza	$—		$14,939	$34,135	$2,669	$—	$14,939	$36,804	$51,743	$(1,792)	1969/99	2008
Technicolor Building	—	*	6,598	27,187	25,453	3,088	6,598	55,728	62,326	(3,010)	2008	2007
Media and Entertainment
Sunset Gower	115,000	*	75,749	58,969	5,132	—	75,749	64,101	139,850	(4,569)	Various	2007
Sunset Bronson	37,000		77,698	32,374	2,423	—	77,698	34,797	112,495	(3,538)	Various	2008

Total	$152,000		$174,984	$152,665	$35,677	$3,088	$174,984	$191,430	$366,414	$(12,909)

*	The Technicolor Building and Sunset Gower are encumbered by the same $115,000 note payable.

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Unaudited Combined Statements of Revenues and Certain Expenses

Three Months Ended March 31, 2010 and 2009

(In thousands)

	March 31, 2010	March 31, 2009
Revenues
Rental revenues	$2,122	$2,083
Parking and other	310	289
Tenant recoveries	171	163

	2,603	2,535
Certain expenses
Property operating expenses	745	691

Revenues in excess of certain expenses	$1,858	$1,844

See accompanying notes.

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Notes to Unaudited Combined Statements of Revenues and Certain Expenses

Three Months Ended March 31, 2010 and 2009

(In thousands)

1. Basis of Presentation

The accompanying combined statement of revenues and certain expenses include the combined operations of First Financial Plaza (“First Financial”), an office building located in Los Angeles, California and Tierrasanta Research Park (“Tierrasanta”), an office building located in San Diego, California. First Financial and Tierrasanta are owned by GLB Encino, LLC and Glenborough Tierrasanta, LLC, respectively, (collectively the “Company”). Glenborough Fund XIV, L.P. is the managing and sole member of GLB Encino, LLC and Glenborough Tierrasanta, LLC.

The accompanying unaudited combined statements of revenues and certain expenses relate to the Company and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the unaudited combined statements are not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Company, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above and below market leases.

Both First Financial and Tierrasanta are under common management and their acquisition will be conditioned on a single event, consummation of an initial public offering. Due to common management, and consistent with Accounting Standards Codification (ASC) 810-10, Consolidation, management views the First Financial and Tierrasanta on a combined basis.

Unaudited Interim Financial Information

The accompanying interim unaudited combined statement of revenues and certain expenses have been prepared by the Company’s management pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. The unaudited combined statements of revenues and certain expenses for the three months ended March 31, 2010 and 2009, include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. The results of operations for the interim periods ended March 31, 2010 and 2009 are not necessarily indicative of the results that may be expected for the years ended December 31, 2010 and 2009. The interim unaudited combined statements of revenues and certain expenses should be read in conjunction with the Company’s audited combined statements of revenues and certain expenses for the year ended December 31, 2009 and notes thereto.

2. Principles of Combination

The combined financial statement includes selected accounts of the Company as described in Note 1. All significant intercompany accounts and transactions have been eliminated in the combined statements of revenues and certain expenses.

3. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with GAAP. Actual results could differ from those estimates.

4. Minimum Future Lease Rentals

There are various lease agreements in place with tenants to lease space in the Company. As of March 31, 2010, the minimum future cash rents receivable under noncancelable operating leases in each of the next five years and thereafter are as follows:

April 1, 2010 through December 31, 2010	$5,876
2011	7,216
2012	6,758
2013	5,676
2014	4,357
Thereafter	11,307

$41,190

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

5. Tenant Concentrations

For each of the three months ended March 31, 2010 and 2009, one tenant represented 13% of the Company’s total revenue.

6. Related-Party Transactions

The Company reimburses an operating company that is owned by the minority owner of Glenborough Fund XIV, L.P. for property management payroll and related expenses. Such reimbursable costs are included in operating expenses in the accompanying statement of revenues and certain expenses.

7. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Company’s results of operations.

Report of Independent Auditors

The Stockholder of Hudson Pacific Properties, Inc.

We have audited the accompanying combined statement of revenues and certain expenses (as defined in Note 1) of GLB Encino, LLC and Glenborough Tierrasanta, LLC (the “Company”), for the year ended December 31, 2009. This combined statement of revenues and certain expenses is the responsibility of the Company’s management. Our responsibility is to express an opinion on this combined statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses of the Company were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Hudson Pacific Properties, Inc. as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the Company.

In our opinion, the statement of revenues and certain expenses referred to above presents fairly, in all material respects, the combined revenues and certain expenses, as defined above of GLB Encino, LLC and Glenborough Tierrasanta, LLC for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

April 9, 2010

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Combined Statement of Revenues and Certain Expenses

Year Ended December 31, 2009

(In thousands)

Revenues
Rental revenues	$8,493
Parking and other	1,198
Tenant recoveries	717

10,408
Certain expenses
Property operating expenses	2,695
Other operating expenses	145

Revenues in excess of certain expenses	$7,568

See accompanying notes.

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Notes to Combined Statement of Revenues and Certain Expenses

Year Ended December 31, 2009

(In thousands)

1. Basis of Presentation

The accompanying combined statement of revenues and certain expenses includes the combined operations of First Financial Plaza (“First Financial”), an office building located in Los Angeles, California and Tierrasanta Research Park (“Tierrasanta”), an office building located in San Diego, California. First Financial and Tierrasanta are owned by GLB Encino, LLC and Glenborough Tierrasanta, LLC, respectively (collectively, the “Company”). Glenborough Fund XIV, L.P. is the managing and sole member of GLB Encino, LLC and Glenborough Tierrasanta, LLC.

The accompanying combined statement of revenues and certain expenses relates to the Company and has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the combined statement is not representative of the actual operations for the year presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Company, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above and below market leases. The Company is not aware of any material factors relating to First Financial and Tierrasanta other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

First Financial and Tierrasanta are under common management and their acquisition will be conditioned on a single event, consummation of an initial public offering. Due to common management, and consistent with Accounting Standards Codification (ASC) 810-10, Consolidation, management views First Financial and Tierrasanta on a combined basis.

2. Principles of Combination

The combined financial statement includes selected accounts of the Company as described in Note 1. All significant intercompany accounts and transactions have been eliminated in the combined statement of revenues and certain expenses.

3. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Notes to Combined Statement of Revenues and Certain Expenses

Year Ended December 31, 2009

(In thousands)

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

4. Minimum Future Lease Rentals

There are various lease agreements in place with tenants to lease space in the Company. As of December 31, 2009, the minimum future cash rents receivable under noncancelable operating leases in each of the next five years and thereafter are as follows:

2010	$7,775
2011	7,181
2012	6,723
2013	5,667
2014	4,357
Thereafter	11,307

$43,010

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

5. Tenant Concentrations

For the year ended December 31, 2009, one tenant represented 13% of the Company’s total revenue.

6. Related-Party Transactions

The Company reimburses an operating company that is owned by the minority owner of Glenborough Fund XIV, L.P. for property management payroll and related expenses. Such reimbursable costs are included in operating expenses in the accompanying statement of revenues and certain expenses.

7. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Company’s results of operations.

8. Subsequent Events

The Company evaluated subsequent events through the date these combined financial statements were issued.

Howard Street Associates, LLC

Unaudited Statements of Revenues and Certain Expenses

Three Months Ended March 31, 2010 and 2009

(In thousands)

	March 31, 2010	March 31, 2009
REVENUES
Rental	$166	$440
Tenant recoveries	62	181

	228	621
CERTAIN EXPENSES
Property operating expenses	282	221

(Expenses) Revenues in excess of certain (revenues) expenses	$(54)	$400

See accompanying notes.

Howard Street Associates, LLC

Notes to Unaudited Statements of Revenues and Certain Expenses

Three Months Ended March 31, 2010 and 2009

(In thousands)

1. Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the operations of a commercial building located at 875-899 Howard Street, San Francisco, California (“875 Howard Street” or the “Property”), which is owned by Howard Street Associates, LLC, a Delaware limited liability company (“Howard Street” or the “Company”). The Property was acquired on February 15, 2007 by Howard Street.

The members of Howard Street are TMG-Flynn Soma, LLC, a Delaware limited liability company, (the “Managing Member”), and SOMA Square Investors, LLC, a Delaware limited liability company, (the “Investor Member”). The percentage interests of the Managing Member and the Investor Member are 6% and 94%, respectively.

The accompanying statements of revenues and certain expenses relate to 875 Howard Street and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the unaudited statements are not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above and below market leases.

Unaudited Interim Financial Information

The accompanying interim unaudited financial statements have been prepared by 875 Howard Street management pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with U.S. generally accepted accounting principles may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. The unaudited combined statements of revenues and certain expenses for the three months ended March 31, 2010 and 2009 include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. The results of operations for the interim periods ended March 31, 2010 and 2009 are not necessarily indicative of the results that may be expected for the three months ended December 31, 2010 and 2009. The interim unaudited combined statements of revenues and certain expenses should be read in conjunction with the Property’s audited statements of revenues and certain expenses for the years ended December 31, 2009 and 2008, and the period ended December 31, 2007, and notes thereto.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. Other income is comprised of signage rental income.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

3. Minimum Future Lease Rentals

One of the significant tenants, which accounted for 92% and 35% of the Property’s total revenues for the three months ended March 31, 2010 and 2009, respectively, has a lease that will expire in December 2013, with two five-year renewal options. The other significant tenant, which accounted for 0% and 65% of the Property’s total revenues for the three months ended March 31, 2010 and 2009, respectively, lease expired in February 2009. On November 16, 2009, the Company entered into a seven year lease agreement with new tenant. The lease is subject to extension for one term of five years.

As of March 31, 2010, the minimum future cash rents receivable under non-cancelable operating leases in each of the next five years/periods and thereafter are as follows:

Nine months ended December 31, 2010	$540
2011	1,537
2012	1,563
2013	2,106
2014	1,518
Thereafter	9,736

$17,000

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

4. Related-Party Transactions

The developer and manager of 875 Howard Street is TMG Partners and Flynn Properties, Inc. TMG Partners is also the managing member of TMG-Flynn Soma, LLC. TMG Partners and Flynn Properties, Inc. jointly began providing property management services for the Company starting February 15, 2007. The Company reimburses TMG Partners and Flynn Properties, Inc. for property management payroll and related expenses. Such reimbursable costs are included in operating expenses in the accompanying statements of revenues and expenses.

5. Commitments and Contingencies

The Property is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Property.

6. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.

Report of Independent Auditors

The Stockholder of Hudson Pacific Properties, Inc.

We have audited the accompanying statements of revenues and certain expenses (as defined in Note 1) of Howard Street Associates, LLC (the “Company”) for the years ended December 31, 2009 and 2008, and the period from February 15, 2007 (commencement of operations) through December 31, 2007. These statements of revenues and certain expenses are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements of revenues and certain expenses based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statements of revenues and certain expenses are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of revenues and certain expenses of the Company were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Hudson Pacific Properties, Inc. as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of Howard Street Associates, LLC.

In our opinion, the statements of revenues and certain expenses referred to above present fairly, in all material respects, the revenues and certain expenses, as defined above, of Howard Street Associates, LLC for each of the years ended December 31, 2009 and 2008, and the period from February 15, 2007 (commencement of operations) through December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

April 9, 2010

Howard Street Associates, LLC

Statements of Revenues and Certain Expenses

For the Years Ended December 31, 2009 and 2008, and the period from February 15, 2007

(Commencement of Operations) through December 31, 2007

(In thousands)

	2009	2008	2007
REVENUES
Rental income	$920	$2,275	$1,740
Tenant recoveries	377	718	620

	1,297	2,993	2,360
CERTAIN EXPENSES
Property operating expenses	1,120	849	672

Revenues in excess of certain expenses	$177	$2,144	$1,688

See accompanying notes.

Howard Street Associates, LLC

Notes to Statements of Revenues and Certain Expenses

For the Years Ended December 31, 2009 and 2008, and the period from February 15, 2007

(Commencement of Operations) through December 31, 2007

(In thousands)

1. Basis of Presentation

The accompanying statements of revenues and certain expenses relate to the operations of a commercial building located at 875-899 Howard Street, San Francisco, California (“875 Howard” or the “Property”), which is owned by Howard Street Associates, LLC, a Delaware Limited Liability Company (“Howard Street” or the “Company”). The Property was acquired on February 15, 2007 by Howard Street. The accompanying statements of revenues and certain expenses include the Property’s operations for the years ended December 31, 2009 and 2008, and for the period from February 15, 2007 (commencement of operations) through December 31, 2007.

The members of Howard Street are TMG-Flynn Soma, LLC, a Delaware limited liability company, (the “Managing Member”), and SOMA Square Investors, LLC, a Delaware limited liability company, (the “Investor Member”). The percentage interests of the Managing Member and the Investor Member are 6% and 94%, respectively.

The accompanying statements of revenues and certain expenses relate to 875 Howard and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the accompanying statements of revenues and certain expenses are not representative of the actual operations for the years presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, amortization of above-market lease intangibles, interest expense and interest income. The Company is not aware of any material factors relating to 875 Howard other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Howard Street Associates, LLC

Notes to Statements of Revenues and Certain Expenses

For the Years Ended December 31, 2009 and 2008, and the period from February 15, 2007

(Commencement of Operations) through December 31, 2007

(In thousands)

3. Minimum Future Lease Rentals

One of the significant tenants, which accounted for 68%, 27% and 31% of the Property’s total revenues for the years ended December 31, 2009 and 2008, and the period from February 15, 2007 through December 31, 2007, respectively, has a lease that will expire in December 2013, with two five-year renewal options. The other significant tenant, which accounted for 32%, 73% and 69% of the Property’s total revenues for the years ended December 31, 2009 and 2008, and the period from February 15, 2007 through December 31, 2007, respectively, had a lease that expired in February 2009.

As of December 31, 2009, the minimum future cash rents receivable under non-cancelable operating leases in each of the next five years and thereafter are as follows:

2010	$708
2011	2,286
2012	2,588
2013	3,163
2014	2,608
Thereafter	12,304

$23,657

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

4. Tenant Concentrations

For the year ended December 31, 2009, one tenant accounted for 68% of the Property’s total revenues and another tenant accounted for 32% of total revenues for the same period.

5. Related-Party Transactions

The developer and manager of 875 Howard is TMG Partners and Flynn Properties, Inc. TMG Partners is also the managing member of TMG-Flynn Soma, LLC. TMG Partners and Flynn Properties, Inc. jointly began providing property management services for the Company starting February 15, 2007. The Company reimburses TMG Partners and Flynn Properties, Inc. for property management payroll and related expenses. These reimbursable costs are included in operating expenses in the accompanying statements of revenues and certain expenses.

6. Commitments and Contingencies

The Property is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Property.

7. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.

City Plaza

Unaudited Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2008 and 2007

(In thousands)

	2008	2007
Revenues
Rental revenues	$2,174	$3,571
Parking and other	89	121
Tenant recoveries	162	367

	2,425	4,059

Certain expenses
Property operating expenses	1,742	1,689

Excess of revenues over certain expenses	$683	$2,370

See accompanying notes.

City Plaza

Notes to the Unaudited Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2008 and 2007

(In thousands)

1. Basis of Presentation

The accompanying statements of revenues and certain expenses include the historical operations of City Plaza (the “Property”), an office building located in Orange, California. City Plaza was acquired by HFOP City Plaza, LLC on August 26, 2008.

Concurrent with the consummation of the initial public offering of the common stock of Hudson Pacific Properties, Inc., HFOP City Plaza, LLC will contribute its ownership interest in the Property to Hudson Pacific Properties, Inc. Affiliates of the prior owners of the Property have historically provided maintenance and management services to the Property.

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the years presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income, and amortization of above- and below-market leases.

Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, and parking and miscellaneous revenues are included in parking and other income in the accompanying statements of revenues and certain expenses. Lease termination fees are recognized when the related leases are canceled and the landlord has no continuing obligation to provide services to such former tenants.

Unaudited Interim Financial Information

The accompanying interim unaudited combined statements of revenues and certain expenses have been prepared by the Property’s management pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. The unaudited statement of revenues and certain expenses for the six months ended June 30, 2008 and 2007, include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. The results of operations for the interim periods ended June 30, 2008 and 2007 are not necessarily indicative of the results that may be expected for the years ended December 31, 2008 and 2007.

2. Summary of Significant Accounting Policies

The interim unaudited combined statements of revenues and certain expenses should be read in conjunction with the Property’s audited statements of revenues and certain expenses for the year ended December 31, 2007, and notes thereto.

Revenue Recognition

The Property recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

City Plaza

Notes to the Unaudited Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2008 and 2007

(In thousands)

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Property is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with GAAP. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Property is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Property’s results of operations.

4. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.

Report of Independent Auditors

The Stockholder of Hudson Pacific Properties, Inc.

We have audited the accompanying statement of revenues and certain expenses (as defined in Note 1) of City Plaza (the “Property”) for the year ended December 31, 2007. The statement of revenues and certain expenses is the responsibility of the management of the Property. Our responsibility is to express an opinion on the statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. We were not engaged to perform an audit of the Property’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses of the Property was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Hudson Pacific Properties, Inc. as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the Property.

In our opinion, the statement of revenues and certain expenses referred to above presents fairly, in all material respects, the revenue and certain expenses, as defined above, of City Plaza for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

February 16, 2010

City Plaza

Statement of Revenue and Certain Expenses

Year Ended December 31, 2007

(In thousands)

Revenues
Rental revenues	$5,727
Parking and other	901
Tenant recoveries	454

7,082
Certain expenses
Property operating expenses	3,874

Excess of revenues over certain expenses	$3,208

See accompanying notes.

City Plaza

Notes to Statement of Revenues and Certain Expenses

Year ended December 31, 2007

(In thousands)

1. Basis of Presentation

The accompanying statement of revenues and certain expenses includes the historical operations of City Plaza (the “Property”), an office building located in Orange, California. City Plaza was acquired by HFOP City Plaza, LLC on August 26, 2008.

Concurrent with the consummation of the initial public offering of the common stock of Hudson Pacific Properties, Inc., HFOP City Plaza, LLC will contribute their ownership interest in the Property to Hudson Pacific Properties, Inc. Affiliates of the prior owners of the Property have historically provided maintenance and management services to the Property.

The accompanying combined statement of revenues and certain expenses relates to the Company and has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the combined statement is not representative of the actual operations for the year presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above- and below-market leases.

Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, and parking and miscellaneous revenues are included in parking and other income in the accompanying statements of revenues and certain expenses. Lease termination fees are recognized when the related leases are canceled and the landlord has no continuing obligation to provide services to such former tenants.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Property recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Property is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

City Plaza

Notes to Statement of Revenues and Certain Expenses

Year ended December 31, 2007

(In thousands)

3. Commitments and Contingencies

The Property is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Property’s results of operations.

4. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.

Until                     , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

             Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Barclays Capital

Morgan Stanley

Wells Fargo Securities

BMO Capital Markets

Key Banc Capital Markets

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC Registration Fee		$18,859
FINRA Filing Fee		26,950
NYSE Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting and Fees and Expenses		*
Transfer Agent and Registrar Fees	$	*

Total	$	*

*	To be completed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On February 1, 2010 we issued 100 shares of our common stock to Victor J. Coleman in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

In connection with the formation transactions, (i) an aggregate of              shares of common stock and common units of limited partnership interest in our operating partnership, or common units, (ii) shares of our common stock and common units with an aggregate value of $            , and (iii) series A preferred units of limited partnership interest with an aggregate liquidation preference of approximately $12.5 million (before closing costs and prorations) will be issued to certain persons transferring interests in the properties and assets comprising our initial portfolio to us in consideration of such transfer. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of this registration statement with the SEC. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares and units will be effected in reliance upon exemptions from registration provided by Section 4(2) under the Securities Act and Regulation D of the Securities Act.

Concurrently with the closing of this offering, we will complete a separate private placement pursuant to which we will sell              shares of common stock with an aggregate value of $20.0 million to Victor J. Coleman and certain investment funds affiliated with Farallon Capital Management, L.L.C., at a price per share equal to the price to the public without payment by us of any underwriting discount or commission. Mr. Coleman and each such investment fund had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the concurrent private placement prior to the filing of this registration statement with the SEC. Mr. Coleman and each such investment fund are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act and Regulation D of the Securities Act.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written unsecured undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who:

•	is a present or former director or officer and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

while a director or officer and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Hudson Pacific Properties, L.P., the partnership in which we serve as sole general partner.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None.

Item 36.	Financial Statements and Exhibits.

(A)	Financial Statements. See Index to Consolidated Financial Statements and the related notes thereto.

(B)	Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit
*1.1	Form of Underwriting Agreement.

3.1	Articles of Amendment and Restatement of Hudson Pacific Properties, Inc.

3.2	Amended and Restated Bylaws of Hudson Pacific Properties, Inc.

*4.1	Form of Certificate of Common Stock of Hudson Pacific Properties, Inc.

*5.1	Opinion of Venable LLP.

*8.1	Opinion of Latham & Watkins LLP with respect to tax matters.

10.1	Form of Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P.(2)

10.2	Form of Registration Rights Agreement among Hudson Pacific Properties, Inc. and the persons named therein.

10.3	Form of Indemnification Agreement between Hudson Pacific Properties, Inc. and its directors and officers.

*10.4	Form of Hudson Pacific Properties, Inc. Equity Incentive Plan.

*10.5	Form of Hudson Pacific Properties, Inc. Stock Option Agreement.

10.6	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Victor J. Coleman.

10.7	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Howard S. Stern.

10.8	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Mark T. Lammas.

10.9	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Christopher Barton.

10.10	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Dale Shimoda.

10.11	Contribution Agreement by and among Victor J. Coleman, Howard S. Stern, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(2)

10.12	Contribution Agreement by and among SGS Investors, LLC, HFOP Investors, LLC, Soma Square Investors, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(2)

10.13	Contribution Agreement by and among TMG-Flynn SOMA, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(2)

10.14	Contribution Agreement by and among Glenborough Fund XIV, L.P., Glenborough Acquisition, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc. dated as of February 15, 2010.(2)

10.15	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of the Farallon Funds, dated as of February 15, 2010.(2)

Exhibit

10.16	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of TMG-Flynn SOMA, LLC, dated as of February 15, 2010.(2)

10.17

Representation Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of Glenborough Fund XIV, L.P. dated as of February 15, 2010.(2)

10.18

Subscription Agreement by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners III, L.P., Victor J. Coleman and Hudson Pacific Properties Inc. dated as of February 15, 2010.

10.19	Form of Tax Protection Agreement between Hudson Pacific Properties, L.P. and the persons named therein.(2)

*21.1	List of Subsidiaries of the Registrant.

*23.1	Consent of Venable LLP (included in Exhibit 5.1).

*23.2	Consent of Latham & Watkins LLP (included in Exhibit 8.1).

23.3	Consent of Ernst & Young LLP.

23.4	Consent of McGladrey & Pullen, LLP.

23.5	Consent of Rosen Consulting Group. (1)

24.1	Power of Attorney.(1)

99.1	Consent of Theodore R. Antenucci.(1)

99.2	Consent of Mark Burnett.(1)

99.3	Consent of Jonathan M. Glaser.(1)

99.4	Consent of Robert M. Moran, Jr.(1)

99.5	Consent of Barry A. Porter.(1)

99.6	Consent of Mark D. Linehan.

99.7	Rosen Consulting Group Market Study.

*	To be filed by amendment.
(1)	Previously filed with the Registration Statement on Form S-11 filed by the Registrant with the Securities and Exchange Commission on February 16, 2010.
(2)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on April 9, 2010.

Item 37.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 12th day of May, 2010.

Hudson Pacific Properties, Inc.

By:	/S/ VICTOR J. COLEMAN
Victor J. Coleman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ VICTOR J. COLEMAN Victor J. Coleman	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 12, 2010

/S/ MARK T. LAMMAS Mark T. Lammas	Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2010

/S/ HOWARD S. STERN Howard S. Stern	President and Director	May 12, 2010

* Richard B. Fried	Director	May 12, 2010

*By:	/S/ VICTOR J. COLEMAN
Victor J. Coleman Attorney-in-fact

EXHIBIT INDEX

Exhibit

*1.1	Form of Underwriting Agreement.

3.1	Articles of Amendment and Restatement of Hudson Pacific Properties, Inc.

3.2	Amended and Restated Bylaws of Hudson Pacific Properties, Inc.

*4.1	Form of Certificate of Common Stock of Hudson Pacific Properties, Inc.

*5.1	Opinion of Venable LLP.

*8.1	Opinion of Latham & Watkins LLP with respect to tax matters.

10.1	Form of Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P.(2)

10.2	Form of Registration Rights Agreement among Hudson Pacific Properties, Inc. and the persons named therein.

10.3	Form of Indemnification Agreement between Hudson Pacific Properties, Inc. and its directors and officers.

*10.4	Form of Hudson Pacific Properties, Inc. Equity Incentive Plan.

*10.5	Form of Hudson Pacific Properties, Inc. Stock Option Agreement.

10.6	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Victor J. Coleman.

10.7	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Howard S. Stern.

10.8	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Mark T. Lammas.

10.9	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Christopher Barton.

10.10	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Dale Shimoda.

10.11	Contribution Agreement by and among Victor J. Coleman, Howard S. Stern, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(2)

10.12	Contribution Agreement by and among SGS Investors, LLC, HFOP Investors, LLC, Soma Square Investors, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(2)

10.13	Contribution Agreement by and among TMG-Flynn SOMA, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(2)

10.14	Contribution Agreement by and among Glenborough Fund XIV, L.P., Glenborough Acquisition, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc. dated as of February 15, 2010.(2)

10.15	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of the Farallon Funds, dated as of February 15, 2010.(2)

10.16	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of TMG-Flynn SOMA, LLC, dated as of February 15, 2010.(2)

10.17	Representation Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of Glenborough Fund XIV, L.P. dated as of February 15, 2010.(2)

Exhibit

10.18

Subscription Agreement by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners III, L.P., Victor J. Coleman and Hudson Pacific Properties Inc. dated as of February 15, 2010.

10.19	Form of Tax Protection Agreement between Hudson Pacific Properties, L.P. and the persons named therein.(2)

*21.1	List of Subsidiaries of the Registrant.

*23.1	Consent of Venable LLP (included in Exhibit 5.1).

*23.2	Consent of Latham & Watkins LLP (included in Exhibit 8.1).

23.3	Consent of Ernst & Young LLP.

23.4	Consent of McGladrey & Pullen, LLP.

23.5	Consent of Rosen Consulting Group.(1)

24.1	Power of Attorney.(1)

99.1	Consent of Theodore R. Antenucci.(1)

99.2	Consent of Mark Burnett.(1)

99.3	Consent of Jonathan M. Glaser.(1)

99.4	Consent of Robert M. Moran, Jr.(1)

99.5	Consent of Barry A. Porter.(1)

99.6	Consent of Mark D. Linehan.

99.7	Rosen Consulting Group Market Study.

*	To be filed by amendment.
(1)	Previously filed with the Registration Statement on Form S-11 filed by the Registrant with the Securities and Exchange Commission on February 16, 2010.
(2)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on April 9, 2010.